Exhibit 99.1

Dear NCR Corporation Stockholder:

In September 2022, we announced our plan to separate NCR Corporation (“NCR”) into two independent, publicly traded companies through the spin-off of NCR’s ATM-focused businesses to our stockholders. Upon completion of the spin-off, NCR will focus on digital commerce, continuing to operate our Retail, Hospitality and Digital Banking businesses. NCR is expected to be a growth business positioned to leverage NCR’s software-led model to continue transforming, connecting and running global retail, hospitality and digital banking. The new company distributed to NCR stockholders in the spin-off, NCR Atleos, LLC (“NCR Atleos”), will hold our ATM-focused businesses, including the Self-Service Banking, Payments & Network and Telecommunications and Technology businesses, and will be a cash-generative business positioned to focus on delivering ATM-as-a-Service to a large, installed customer base across banks and retailers.

NCR believes that both the long-term potential and overall valuation of its businesses will be enhanced as a result of separating its current portfolio into two independent companies. We believe NCR and NCR Atleos will each enhance their competitive positions as standalone companies focused on their respective industries. NCR will maximize common solutions to drive innovation and boost operational efficiency while also reinvesting in its business segments to accelerate growth and recurring revenue. NCR Atleos will continue shifting to a highly recurring revenue model to drive stable cash flow and capital returns to shareholders.

The spin-off will be effected through a pro rata distribution of all of the outstanding shares of NCR Atleos common stock to holders of NCR common stock in a transaction that is intended to be tax-free to holders of NCR common stock (except with respect to any cash received in lieu of fractional shares) for U.S. federal income tax purposes. Each NCR stockholder will receive one share of NCR Atleos common stock for every two shares of NCR common stock held on [●], the record date for the distribution. Stockholder approval of the distribution is not required, and you do not need to take any action to receive the shares of NCR Atleos common stock to which you are entitled as a NCR stockholder. In addition, you do not need to pay any consideration or surrender or exchange your NCR common stock in order to receive shares of NCR Atleos common stock.

We expect NCR Atleos common stock to be approved for listing on the New York Stock Exchange (the “NYSE”) under the ticker symbol “NATL.” Following the spin-off, we expect shares of NCR common stock will continue to trade on the NYSE.

I encourage you to read the attached information statement, which is being made available to all holders of NCR common stock as of [●]. The information statement describes the separation and distribution in detail and contains important business and financial information about NCR Atleos.

We believe the separation provides tremendous opportunities for our businesses as we work to continue to build long-term value. We appreciate your continuing support of NCR and look forward to your future support of NCR Atleos.

Sincerely,

Michael Hayford

Chief Executive Officer

NCR Corporation

[LOGO FOR NCR ATLEOS]

Dear Future NCR Atleos Stockholder:

I am delighted to welcome you as a future stockholder of our company, NCR Atleos, which is expected to be a cash-generative business positioned to focus on delivering strategic solutions including ATM-as-a-Service to a large, installed customer base across banks and retailers.

We are eager to begin our journey at this exciting time for our businesses. Self-directed banking is a growing, secular trend that allows banking customers to transact seamlessly between various channels all for the same transaction. Our comprehensive solutions enable the acceleration of self-directed banking through ATM and ITM technology, including software, services, hardware and our proprietary Allpoint network. While we provide all our solutions on a modular basis, we have also assembled these capabilities into a turnkey, end-to-end platform which we have branded “ATM-as-a-Service.” We expect NCR Atleos common stock to be approved for listing on the New York Stock Exchange under the ticker symbol “NATL.”

We believe our comprehensive capabilities differentiate us in the marketplace for self-directed banking technology. Historically, banks and retailers would negotiate with a wide array of third- party technology and service providers, pairing disparate systems with internally developed technologies to assemble a disjointed self- directed banking offering. Our customers, in contrast, benefit from a comprehensive outsourced solution to a single vendor, improving the functionality and availability of a self-directed banking network and the predictability of the cost to operate.

We invite you to learn more about NCR Atleos by reviewing the enclosed information statement. As we prepare to become an independent, publicly-traded company, we look to build upon our legacy, define the future for our industry and serve our customers’ needs in the best way possible. Our future is bright, and we look forward to enhancing stockholder value and your support as a stockholder.

Sincerely,

Timothy C. Oliver

Chief Executive Officer

NCR Atleos

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended.

PRELIMINARY AND SUBJECT TO COMPLETION, DATED AUGUST 3, 2023

INFORMATION STATEMENT

NCR Atleos, LLC

Common Stock

(par value $0.01 per share)

This information statement is being furnished in connection with the distribution by NCR Corporation (“NCR”) to its stockholders of NCR Atleos, LLC (“NCR Atleos” or the “Company”), a wholly owned subsidiary of NCR. Prior to such distribution, NCR Atleos will convert into a Maryland corporation and will be renamed NCR Atleos Corporation and NCR, NCR Atleos and their applicable affiliates will consummate a series of transactions to separate NCR and NCR Atleos, resulting in NCR owning NCR’s Retail, Hospitality and Digital Banking businesses and NCR Atleos owning NCR’s Self-Service Banking, Payments & Network and Telecommunications and Technology businesses, as more fully described in this information statement (the separation and distribution transactions together, the “spin-off”). NCR will effect the distribution by distributing 100% of the outstanding shares of NCR Atleos common stock owned by NCR on a pro rata basis to existing stockholders of NCR. The distribution is subject to certain conditions, as set forth in this information statement.

For every two shares of NCR common stock held of record by you as of [●] local New York City time on [●], the record date for the distribution, you will receive one share of NCR Atleos common stock. You will receive cash in lieu of any fractional shares which you would have received after application of the above ratio. We expect our common stock will be distributed by NCR to you on or about [●], the distribution date. As discussed under the section of this information statement entitled “The Separation and Distribution—Trading Between the Record Date and the Distribution Date,” if you sell your shares of NCR common stock in the “regular-way” market after the record date and before the distribution date, you also will be selling your right to receive shares of NCR Atleos common stock in connection with the spin-off.

We are not asking you for a proxy and you are not requested to send NCR a proxy. No vote of NCR’s stockholders is required in connection with the spin-off. You will not be required to pay any consideration or to exchange or surrender your existing shares of NCR or take any other action to receive the shares of NCR Atleos on the distribution date to which you are entitled.

The distribution is intended to be tax-free to our stockholders (except with respect to any cash received in lieu of fractional shares) for U.S. federal income tax purposes. You should consult your tax advisor as to the particular consequences of the distribution to you, including the applicability and effect of any U.S. federal, state and local, and any foreign, tax laws.

There is no current trading market for our common stock, although we expect that a limited market, commonly known as a “when-issued” trading market, will develop shortly before the distribution date, and we expect “regular-way” trading of our common stock to begin on the first trading day following the completion of the distribution. We intend to apply to list our common stock on the New York Stock Exchange (“NYSE”) under the symbol “NATL.”

This information statement is being furnished solely to provide information to NCR stockholders who are entitled to receive shares of our common stock in the distribution. The information statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities or securities of NCR. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and none of us, NCR, the NCR Atleos Board of Directors or the NCR Board of Directors undertake any obligation to update such information, except in the normal course of our and NCR’s public disclosure obligations and practices and as required by applicable federal securities laws.

At the time our registration statement, of which this information statement is a part, is declared effective by the SEC, NCR Atleos will become subject to the information and reporting requirements of the Securities and Exchange Act (the “Exchange Act”) and, in accordance with the Exchange Act, we will file periodic reports (including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K), proxy statements, and other information with the SEC. The SEC maintains a website, www.sec.gov, that contains periodic reports, proxy statements and information statements and other information regarding issuers, like us, that file electronically with the SEC. We encourage you to review our periodic reports, proxy statements and information statements and any other information we file with the SEC when they are made available, as they will contain important information about the Company, in particular for periods after the date of this information statement.

In reviewing the information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 35.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

This information statement is first being made available to NCR stockholders on or about [●], and a Notice of Internet Availability of Information Statement Materials containing instructions describing how to access this information statement was first mailed to NCR stockholders on or about [●]. This information statement will be mailed to NCR stockholders who previously elected to receive a paper copy of NCR’s materials.

The date of this information statement is [●].

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PRESENTATION OF INFORMATION

Unless the context otherwise requires, references in this information statement to “NCR Atleos,” the “Company,” “we,” “us,” “our” and “our company” refer to NCR Atleos, LLC (or after its conversion to a Maryland Corporation, NCR Atleos Corporation) and its subsidiaries. References in this information statement to “NCR” refer to NCR Corporation and its consolidated subsidiaries (other than NCR Atleos and its consolidated subsidiaries), unless the context otherwise requires or as otherwise specified herein.

Unless the context otherwise requires, the information included in this information statement about NCR Atleos assumes the completion of all of the transactions referred to in this information statement in connection with the spin-off. This information statement describes the businesses to be transferred to NCR Atleos by NCR in the separation as if the transferred businesses were our business for all historical periods described. References in this information statement to our historical assets, liabilities, products, businesses or activities of our business are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the transferred business as the business was conducted as part of NCR and its subsidiaries prior to the completion of all the transactions referred to in this information statement in connection with the spin-off.

This information statement is being furnished solely to provide information to NCR stockholders who will receive shares of NCR Atleos common stock in the distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of NCR Atleos’s securities or any securities of NCR. This information statement describes NCR Atleos’s business, NCR Atleos’s relationship with NCR and how the spin-off affects NCR and its stockholders and provides other information to assist you in evaluating the benefits and risks of holding or disposing of NCR Atleos common stock that you will receive in the distribution. You should be aware of certain risks relating to the spin-off, NCR Atleos’s business and ownership of NCR Atleos common stock, which are described under the section of this information statement entitled “Risk Factors.”

FINANCIAL STATEMENT INFORMATION

This information statement includes certain historical combined financial and other data for NCR Atleos (referred to as NCR ATMCo in the historical combined financial statements and related notes thereto). In connection with the spin-off, NCR Atleos will become the holder of the assets and liabilities of all of NCR’s ATM-related businesses, including its Self-Service Banking, Payments & Network and Telecommunications and Technology businesses. NCR Atleos is the registrant under the registration statement of which this information statement forms a part and will be the financial reporting entity following the completion of the spin-off. NCR is presently, and will continue to be, a financial reporting entity following the spin-off. This information statement also includes summary unaudited pro forma combined balance sheet data as of March 31, 2023 and summary unaudited pro forma combined statements of operations data for the three months ended March 31, 2023 and the year ended December 31, 2022, which present our combined financial position and results of operations after giving effect to the separation and distribution, and the other transactions described under “Unaudited Pro Forma Combined Financial Statements.” The unaudited pro forma combined financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the date indicated, nor is it indicative of future operating results. You should read the section of this information statement entitled “Unaudited Pro Forma Combined Financial Statements” and “Notes to Unaudited Pro Forma Combined Financial Statements,” which are qualified in their entirety by reference to our combined financial statements and related notes thereto, the consolidated financial statements of NCR and related notes thereto and the financial and other information, including in the sections of this information statement entitled “Risk Factors,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

NON-GAAP FINANCIAL INFORMATION

This information statement also contains certain financial measures, including Adjusted EBITDA and Adjusted free cash flow-unrestricted, that are not required by, or prepared in accordance with, accounting principles generally accepted in the United States (“GAAP”). We refer to these measures as “non-GAAP” financial measures. See

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“Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures and Use of Certain Terms” for our definitions of these non-GAAP measures, information about how and why we use these non-GAAP measures and a reconciliation of each of these non-GAAP measures to its most directly comparable financial measure calculated in accordance with GAAP.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this information statement concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from third-party sources, our own analysis of data received from these third-party sources, our own internal data, market research that we commission and management estimates. Our management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the section of this information statement entitled “Risk Factors.” These and other factors could cause future performance to differ materially from our assumptions and estimates. For additional information, see the sections of this information statement entitled “Risk Factors” and “Forward-Looking Statements.”

TRADEMARKS AND TRADE NAMES

We own or have rights to use the trademarks and trade names that we use in conjunction with the operation of our business. This information statement also contains additional trade names, trademarks and service marks belonging to other companies. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

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INFORMATION STATEMENT SUMMARY

This summary highlights some of the information in this information statement relating to NCR Atleos, our separation from NCR and the distribution of our common stock by NCR to its stockholders. For a more complete understanding of our business and the separation and distribution, you should read carefully the more detailed information set forth under the sections of this information statement entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “The Separation and Distribution” and the other information included in this information statement.

NCR Atleos

NCR Atleos is an industry-leading financial technology company providing self-directed banking solutions to a global customer base including financial institutions, retailers and consumers. Our comprehensive solutions enable the acceleration of self-directed banking through automated teller machine (“ATM”) and interactive teller machine (“ITM”) technology, including software, services, hardware and our proprietary Allpoint network.

On September 15, 2022, NCR announced its plan to separate its businesses into two distinct, publicly traded companies through a distribution of NCR Atleos shares to NCR stockholders. NCR Atleos is expected to be a cash-generative business positioned to focus on delivering ATM-as-a-Service to a large, installed customer base across banks and retailers. We believe it will build on our leadership in self-service banking and ATM networks to meet global demand for ATM access and leverage new ATM transaction types, including digital currency solutions, to drive market growth.

Business Overview

We are an industry-leading financial technology company providing self-directed banking solutions to a global customer base including financial institutions, retailers and consumers. Self-directed banking is a growing, secular trend that allows banking customers to complete transactions seamlessly between various channels. Our comprehensive solutions enable the acceleration of self-directed banking through ATM and ITM technology, including software, services, hardware and our proprietary Allpoint network. While we provide all our solutions on a modular basis, we have also assembled these capabilities into a turnkey, end-to-end platform which we have branded “ATM-as-a-Service”.

As ATM technology has evolved in recent years, the substantial majority of banking transactions can now be completed at the ATM, including cash deposits, withdrawals and other account services, as well as the origination of payments transactions such as bill payments and money transfer. In addition, the development of ITMs, that utilize remote bank employees to provide customer support and servicing via interactive video, enable customers to complete more complex transactions such as account opening, card issuance and replacement and loan applications. We believe that ATMs and ITMs are increasingly the delivery channel of choice where transactions cannot be completed digitally, and for this reason, are critical to a broader strategy to provide convenient access for consumers.

The secular nature of the growth in self-directed banking is in large part responsive to how financial institutions interact with their customers and the ensuing implications to the traditional branch banking operational model. With retail banking customers increasingly receptive to engagement outside the traditional branch banking environment, financial institutions are investing in non-branch channels to foster enhanced engagement with their customers. As such, ATMs and ITMs represent an increasing share of transactions relative to the legacy branch infrastructure.

These shifts in engagement have meaningful operating implications, particularly in the face of sustained margin pressure across the banking industry. We believe that self-service banking capabilities, and self-directed banking more broadly, represent an opportunity for financial institutions to rationalize legacy branch networks and instead invest in omni-channel engagement models, often in partnership with third party providers as part of a comprehensive and more cost-effective solution.

Our solutions are designed to enable the acceleration of digital transformation through software, services, and hardware, creating meaningful operating efficiencies while offering differentiated user experiences to their end consumers. ATM and ITM channels allow financial institutions to transform the traditional branch banking model and offer a more robust, efficient, and convenient banking experience to their customers.

Our solutions also offer distinct and powerful advantages to retailers and consumers. Through our ATMs and ITMs, retailers can create everyday banking destinations within their store footprints, driving new and repeat foot traffic and increased in-store spending while reducing the high labor costs associated with maintaining in-store financial services desks. Consumers benefit from increased convenience and connectivity through proximity to the network of approximately 85,000 ATM locations we own and operate including the Allpoint network, which we believe is the largest retail surcharge-free independent network of ATMs in the U.S.

We believe our comprehensive capabilities differentiate us in the marketplace for self-directed banking technology. Historically, banks and retailers would negotiate with a wide array of third-party technology and service providers, pairing disparate systems with internally developed technologies to assemble a disjointed self-directed banking offering. Our customers, in contrast, benefit from a comprehensive outsourced solution to a single vendor, improving the functionality and availability of a self-directed banking network and the predictability of the cost to operate.

Given the demands of our customers, we are continuing our transition to software-led solutions. Today, our software platform, which runs in the cloud and includes microservices and application programming interfaces (“APIs”) that integrate with our customers’ systems, and our ATM-as-a-Service solutions, bring together all our capabilities and competencies to power the technology to run our customers’ self-directed banking networks, at the same time allowing us to earn a greater proportion of recurring revenues.

We have grown organically, as well as through acquisitions, to add software, services and other capabilities that complement or enhance our existing portfolio. In 2021, we completed the acquisition of Cardtronics plc (“Cardtronics”) to accelerate our ATM-as-a-Service strategy, adding the Allpoint network to our suite of financial institution and retailer-focused payment technologies. We intend to continue pursuing opportunities to win new customers, expand our footprint and drive more transactions and foot traffic for our customers.

By delivering mission-critical solutions to a durable customer base under long term contracts, we generate diversified and largely recurring revenues across contracted software, services and predictable transactional revenue streams. We believe our scale, operational expertise and efficient use of capital, as a percentage of revenues, allows us to deliver meaningful free cash flows, with opportunities for further expansion as we pursue our growth objectives, undertake strategic acquisitions and return capital to our shareholders.

Our Solutions

The comprehensive set of products and capabilities we deliver can be flexibly constructed into a solution to meet the needs of the customer. The flexibility of our model is well suited both for customers who are interested in a completely outsourced, turnkey solution and for those customers who prefer to integrate our products into their existing infrastructure. Our solutions consist of software, hardware, managed services, branding and the Allpoint network:

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Software: We develop, install and run software, which we brand as our Digital First ATM software platform, to power a modern user experience for our proprietary and third-party hardware units. Select functionality includes device management, endpoint security, ATM marketing, cash management, transaction processing, personalization and application software. We have developed our software expressly to foster the digital first strategies of customers, including the requisite flexibilities to enable seamless add-ons, upgrades, maintenance and security. We can earn revenue on a recurring, subscription basis based on multi-year contracts. Our software strategy is the driving factor behind the evolution of our financial profile to a more recurring, lower capital model.

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Hardware: We develop, assemble, distribute and maintain a variety of ATM hardware units. We can assemble and sell an ATM or ITM with or without embedding our own hardware-agnostic software. We can also repair or maintain our own units or third-party units. Our hardware products include multi-function ATMs, ITMs, cash dispensers and cash recycling ATMs. The breadth of our hardware offerings ensures that we can address the increasingly diverse use cases that financial services kiosks serve today, offering a valuable on-ramp to broader software and managed services offerings.

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Managed Services: Our managed services, including ATM-as-a-Service solutions, help banks run their end-to-end ATM channel, including transaction processing, managing cash and cash delivery, supplies, and telecommunications as well as routine and technical maintenance. As part of this suite of services, we offer a full line of software such as multi-vendor ATM management systems software application suite and related hardware including multi-function ATMS, ITMs, thin-client ATMs, cash dispensers, and cash recycling ATMs. Additionally, we offer back office, cash management, software management, and ATM deployment, among other services.

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Branding: With Company-owned ATMs we have an opportunity to augment revenue streams through branding arrangements, specifically by attaching customer logos to our units. These bank-branding arrangements allow a financial institution to expand geographically for less than the cost of building a branch location or owning an ATM. Under these arrangements, the financial institution’s customers have fee-free access to use the bank-branded ATMs. In return, we typically receive a fixed fee per branded ATM from the financial institution while retaining our standard fee schedule for other cardholders using the bank-branded ATMs.

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Allpoint Network: We offer credit unions, banks, digital banks, fintechs, stored-value debit card issuers, and other consumer financial services providers access to Allpoint, our retail-based ATM network, providing convenient and surcharge-free cash withdrawal and deposit access to end consumers and cardholders as well as the ability to convert a digital value to cash, or vice versa, via NCRPay360.

The ATMs and ITMs we deploy are operated under either Company-owned, customer-owned, or partner-owned models, depending on the in-house capabilities of the customer. The majority of the kiosks we serve are ATMs however financial institutions and retailers are increasingly looking to video teller solutions to offer more self-service options to their customers and we are well positioned to serve these needs.

In a Company-owned arrangement we place ATMs generally at well-known retailers such as Circle K, Costco, CVS, Kroger, Speedway, Target, and Walgreens. We also service and operate ATM networks on behalf of Financial Institutions in either a Company-owned or customer-owned model. We are typically responsible for all aspects of the ATM’s operations. This can include transaction processing, managing cash and cash delivery, supplies, and telecommunications, as well as routine and technical maintenance. We earn revenue on a per transaction basis from the surcharge fees charged to cardholders for the convenience of using our ATMs and from interchange fees charged to cardholders’ financial institutions for processing the transactions conducted on our ATMs, or on a fixed monthly recurring fee. As of December 31, 2022, we owned and operated approximately 85,000 ATMs, the majority of which are part of the Allpoint network.

In a customer-owned or partner-owned model, the bank, retail merchant or independent distributor owns the ATM and is usually responsible for providing cash and performing simple maintenance tasks while we generally provide processing only services or various managed services solutions. Under a managed services arrangement, retailers, financial institutions, and ATM distributors rely on us to handle some or all of the operational aspects associated with operating and maintaining ATMs, typically in exchange for a monthly service fee, a fee per transaction, or a fee per service provided. Each managed service arrangement is a customized ATM management solution that can include any combination of the following services: monitoring, maintenance, cash management, cash delivery, customer service, transaction processing, and other types of related services. As of December 31, 2022, based on internal company data, we managed/serviced approximately 715,000 ATMs.

Digital First ATM Software Platform

Our Digital First ATM software platform powers our ATM hardware, enabling customers to drive a rich customer experience across their self-service channels and is the basis across which the majority of our solutions are driven, whether we are operating our own ATMs, operating ATM estates on behalf of our customers, or providing a platform that our customers operate in their own environments. We operate the platform on a fee for services basis or provide some/all of it to customers to operate in their own environment on a subscription license basis.

Our ATM application software includes the following key components:

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Device Management: Our device management software, NCR Vision, helps customers maximize uptime, availability, and profitability of their ATM network. NCR Vision provides access to the transaction and performance data of any self-service device allowing retailers and financial institutions to make faster, more informed decisions to improve consumer experience and business performance and is a key component in providing our customers a more holistic view of the performance of their consumer facing channels.

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Endpoint Security: Our endpoint security software keeps ATMs secure with key capabilities including hard disk encryption, remote BIOS management and application whitelisting. This is an increasingly important module as the threat traditional cyber-attacks pose increases and non-traditional attacks emerge.

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Marketing: Our marketing software brings together advertising and targeted marketing with scalable solutions that offer time-based, location-based, one- and two-way messaging, ATM preferences and digital receipts. These help banks improve conversion rates, drive new revenue, and increase user engagement.

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Cash Management: Our cash management software, Optisuite, optimizes and reduces the cost to supply cash which represents the highest cost item in an ATM operation. Our software algorithmically optimizes the entire cash supply chain from vaults through transport to the ATM and branch cash points.

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Transaction Processing: Our transaction processing software includes two modules. Terminal Handler software makes it more efficient to deploy, manage and run ATMs by providing end-to-end terminal handler functionality while conforming to modern enterprise and cloud technologies. Terminal Handler delivers a step forward in operational efficiency by being switch independent, handling modern protocols, applying business rules via configuration rather than coding and fully integrating with the latest hardware and software. Our Authentic software operates a multi-faceted payments business from a single platform through an intelligent transaction processing platform that can accept any type of transaction from any device, source or system, authorize and authenticate the payment, then route it to any destination. Authentic offers multi-institution, multi-currency, multi-language, and multi-channel support and ensures compliance with EMV standards, contactless and mobile payment types as well as a debit card management solution.

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Personalization: Our Connections software works with our Enterprise ATM application software to enable personalization of the ATM consumer experience to the consumer whether it is offering different transactions and services or a differentiated consumer user interface experience.

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Application Software: Our modern ATM applications allow the ATM to be an active part of the digital- first strategy. Activate Enterprise for North America, and NDC Enterprise for international markets, are our simplified, digital-first ATM software application that offers easy deployment, standardized transactions, video-assisted banking and more for a modern ATM experience.

ATM-as-a-Service

Over time we have evolved our delivery model towards managed services and today we offer an ATM-as-a-Service solution. Within this solution we deliver fully outsourced ATM management to our clients to accelerate branch transformation and optimization strategies. This includes back office, operations, software management, transaction processing, security and compliance, and cash and cash-in-transit management. Prior to ATM-as-a-Service, financial institutions would need to manage these operations in-house or with disparate providers, creating additional costs and reducing flexibility. Our ATM-as-a-Service offering improves both the performance and availability of an ATM network while allowing our customers to interface with a single vendor, single contract, single monthly bill and single point of contact. Selected capabilities within our ATM-as-a-Service offering include:

•	Back Office: Full range of back-office functions from managing the hardware and software procurement to managing suppliers.

•	Transaction Management: Outsourced transaction processing and managing networks or card schemes to alleviate resources drain.

•	Cash Management: Machine learning, cash forecasting and cash in transit management ensures our customers’ ATMs maintain sufficient cash balances for their operations.

•	ATM Operations: Monitoring and maintaining ATM fleets, with 24/7 support and a global network of over 10,024 engineers.

•	Software Management: Ensuring ATM software environments remain secure, compliant, and supported by a team of experts.

•	ATM Deployment: Designing, developing, and deploying ATMs allows our customers to outsource channel management and focus on their core businesses.

Allpoint Network

We own and operate the Allpoint network (also referred to as “Allpoint”), which we believe is the world’s largest retail-based surcharge-free ATM network (based on the number of participating ATMs). The Allpoint network has over 55,000 participating ATMs and provides surcharge-free ATM access to approximately 1,200 participating credit unions, banks and financial technology companies with a primary focus on fintechs and stored-value debit card issuers. For participants, Allpoint delivers the scale, density, and convenience of surcharge-free ATMs that surpass the largest banks in the U.S. Under Allpoint, we typically earn either a fixed monthly fee per cardholder or a fixed fee per transaction paid by the consumer’s financial institution or the card/

benefit issuer. We also earn interchange revenues on each transaction performed at one of our participating Allpoint ATMs.

Allpoint also provides services to organizations that manage stored-value debit card programs on behalf of corporate entities and governmental agencies, including general-purpose, payroll, and electronic benefits transfer cards. Under these programs, the issuing organizations pay Allpoint a fee per issued stored-value debit card or transaction in return for allowing the users of those cards surcharge-free access to Allpoint’s participating ATM network.

The scale of the Allpoint network rivals the combined footprint of the top three U.S. banks, with 80% of the U.S. population living in a zip code with an Allpoint ATM. The network footprint allows even the smallest participating financial institutions to offer consumers a self-service banking experience typically afforded only to customers of the largest money-center banks. In turn, participating institutions can efficiently foster loyalty and attract and retain more consumers.

In April, 2023 we announced an expanded partnership with Payfare Inc. which powers instant payouts and loyalty rewards for the largest gig economy platforms in the United States including DoorDash and Lyft. The expanded partnership allows Payfare Inc. cardholders to gain access to Allpoint cash-accepting ATMs, enabling cash deposit in addition to withdrawals. This growing relationship highlights Allpoint’s central positioning within the secular trend of financial inclusion and the benefits of our scale and ability to reach a broad audience. Currently the Allpoint network extends throughout the U.S. and to the U.K., Canada, Mexico, Australia and New Zealand.

Competitive Strengths

Our differentiation and the basis for pursuing our growth objectives is based on the following competitive strengths:

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Industry Leader: We believe we are the largest global provider of self-directed banking units, including both owned and managed ATMs and other kiosks. As of December 31, 2022, based on internal company data, we owned and operated approximately 85,000 units, managed/serviced approximately 715,000 units and reached a broad network of financial institutions and retailers through the Allpoint network. The scale afforded by our leading position is a distinct competitive advantage. Our globally recognized brand supports our customer acquisition, customer retention and commercial partnership objectives. The information we have from managing hundreds of thousands of units, notably the data around consumer use, unit performance and functionality, provides near real-time insights impacting our customers’ operations. Finally, the cash flows from our cash generative, recurring-revenue model help support a consistent reinvestment strategy.

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Comprehensive Platform: We believe we offer the market’s only truly comprehensive platform, allowing us to be a single vendor for our customers’ self-directed banking needs in a way that is differentiated from our competitors. Through our software, managed services and hardware, we offer capabilities extending across back office, operations, software management, transaction processing, security and compliance, and cash and cash-in-transit management. Furthermore, through our ATM-as-as-Service platform, we combine our full capability set into a turnkey, end-to-end platform completely alleviating our customers from the operational burden of running an in-house self-directed banking effort. Each of our models offers a distinct value proposition allowing our customers to efficiently drive consumer engagement and user experience.

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Our Proprietary Allpoint Network: Our Allpoint network allows us to benefit from the network effects of connecting financial institutions with retail customers and ultimately end consumers. Our financial institution customers achieve a self-directed banking footprint that is larger than that of the top money-center banks, transforming the ATM channel into a cost-effective differentiator that also creates brand affinity for customers and prospects. Our retailer customers, meanwhile, benefit from additional foot traffic, sales velocity and opportunities to likewise build brand loyalty. Finally, end consumers – our customers’ customers – benefit from what is often a surcharge-free network access and enhanced cash-related and ATM-based services allowing them to transact where they live and spend money otherwise going to fees at our retailers locations. This collective value proposition serves as a valuable marketing and retention tool, drawing more customers and partners to the network.

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ATM-as-a-Service Subscription Model: Our ATM-as-a-Service subscription model is the foundation for a turnkey platform that our customers rely upon to anchor their respective self-directed banking strategies. The model also provides us a recurring revenue stream that allows us to more effectively forecast our business and, in turn, invest in innovation and serve our customers.

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Cloud Based Technology: Technology is a differentiating factor in self-directed banking. Our cloud-based software allows our customers to offer uniform functionality across a fleet of ATMs with the security, flexibility and pace of innovation inherent with cloud-based offerings. Previously, software would need to be installed on-premise, limiting flexibility. With a cloud-based solution we accelerate time to market, deploy solutions more easily and provide flexibility to add new software features. Selected software capabilities include universal software across both traditional ATM and ITM machine types, enabling ATMs as an access point for a range of digital and extended banking services, contactless card support, broad-based marketing, and the ability to add new services and transaction types.

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Culture of Innovation: Innovation is a constant within self-directed banking as our customers’ rapidly advancing branch transformation initiatives continually raise the bar in self-directed banking functionality. Our leading position affords a unique perspective into the evolution of self-service banking and a unique opportunity to develop and deploy innovative new capabilities in partnership with our customers. This is a powerful input into our development engine, for instance catalyzing our introduction of Bitcoin trading and the development of NCRPay360, a secure way to enable cash-in and cash-out transactions from a single mobile app. We believe we are in the early days of a broader secular trend around kiosk-based financial services and will leverage our development flywheel to remain at the leading edge of innovation.

Business Strategy

Our business strategy and growth roadmap is defined by the following:

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Increase transaction levels at existing locations: We believe there are opportunities to increase the number of transactions that occur at our existing ATM locations. In addition to our current initiatives that tend to drive additional transaction volumes to our ATMs, such as bank-branding and network-branding, we have developed and are continuing to develop new initiatives to drive incremental transactions to our existing ATM locations. These initiatives may include incentives to cardholders, such as coupons and rewards, which incentivize customers to visit our ATMs. We also continue to invest in data analytics to better understand our ATM usage patterns to help us identify growth opportunities.

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Win more customers and expand our footprint: We have a long history and association with branch transformation through generations of products and thousands of customers, many of whom we have served for decades. We will continue to invest in the sales and customer success teams required to win and retain new customers and expand our ATM footprint. Our targeted customer acquisition strategy varies by customer type:

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Retail: We believe the retail channel is substantially underpenetrated and an actionable opportunity to grow our network. The value proposition through retail partnerships is multi-faceted, most importantly driving increased foot traffic and sales velocity. We are investing in initiatives to more proactively help drive traffic and marketing for our retail partners, by for instance drawing cardholders to retail ATM locations in exchange for incentives and other retail offers.

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Bank: We will continue to invest in winning more banks and credit unions, primarily seeking to deploy our ATM-as-a-Service model but also traditional company- and bank-owned models. Critically, we will continue to invest in our value proposition, ensuring that we allow our financial institution customers to offer a premier end-consumer experience at a material savings as compared to an internally developed ATM network.

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Invest in the FinTech channel: We intend to invest to expand relationships with fintechs and card issuers, such as reloadable stored-value debit card issuers, digital-only balances held by consumers, and alternative payment networks, which are seeking an extensive and convenient ATM network to complement their card offerings and electronic-based accounts. Many leading fintechs and challenger digital banks and providers of consumer financial services that lack a physical branch or ATM network of their own have partnered with us to provide their customers with convenient and surcharge-free access to ATM services. We have seen strong transaction growth with this customer type, as many of these businesses promote the convenience of our Allpoint network as a value point to their customers and an integral part of their solution.

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Shift traditional ATM business to recurring ATM-as-a-Service model: We intend to continue investing to win new ATM-as-a-Service customers as well as convert existing customers operating under a traditional model. We estimate that the contractual ATM-as-a-Service model doubles recurring revenue as compared to a traditional ATM hardware and maintenance contract of comparable size, expanding our total addressable market. This is because historically certain of our customers would purchase some of the components that make up our ATM-as-a-Service offering from third-parties. By combining all of these components into one ATM-as-a-Service offering, NCR Atleos expects to expand its opportunities and expects to capture additional revenues. With an as-a-service model we have an opportunity to win incremental market share by improving the utility of our customers’ self-directed banking solutions, driving retention.

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Grow the Allpoint network: As banks reduce physical footprints and digitize existing branches, and credit unions seek to expand with limited physical points of presence, our value proposition is only magnified, and our sales pipeline reflects this secular trend. We will continue to invest in bringing financial institutions and retailers to the Allpoint network to drive high margin incremental transaction volumes while allowing us to continue to re-invest in expanding and improving the network, reinforcing our competitive advantage. We believe the addition of deposit accepting functionality in the Allpoint network significantly expands the value proposition to our customers, allowing them to offer near branch functionality in secure convenient retail locations that their customers are in every day.

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Expand Total Addressable Market through product development: We see an opportunity to expand our addressable market by extending the breadth of our capabilities. For example, we are investing to introduce cashless card access and Bitcoin capabilities, extending ATM capabilities beyond cash access and balance inquiries. As another example, we are introducing cash deposit functionality specifically targeting retailers executing prepaid reloads, billpay and other cash-to-card consumer transactions which generate substantial daily cash balances.

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International Expansion: We intend to continue investing in international expansion. As of December 31, 2022 our ATMs were deployed in over 65 countries and in 2022 we generated 55% of our revenue outside of the United States. We will focus our expansion and investment on high cash jurisdictions, such as Greece and Portugal, where we believe we have an opportunity to build Allpoint-like networks in partnership with broader, country-level banking systems.

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Select M&A: We intend to continue to complement and accelerate our organic growth strategies through acquisitions. We have a successful record of identifying, executing, and integrating acquisitions, and we intend to continue to pursue acquisitions where they can accelerate our growth objectives and are strategically and financially accretive. We have a demonstrated track record of M&A execution and implementation, including the acquisitions of Cardtronics and Moon Inc. d/b/a LibertyX (“LibertyX”).

Summary of Risk Factors

An investment in NCR Atleos’s common stock is subject to a number of risks, including market, financial, regulatory and operational risks related to our business, our separation from NCR and our common stock. Set forth below are some, but not all, of these risks.

Risks Related to NCR Atleos’s Business

•	If we are unsuccessful in growing our business, our operating results could be adversely impacted;

•	We operate in a highly competitive industry and such competition may increase, which may adversely affect our profit margins;

•	Our business may be adversely impacted by domestic and global economic and credit conditions;

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We are subject to certain significant risks and uncertainties from the payments-related business and industry, including the loss of revenue from decreased usage of our ATMs by users for their financial transactions or changes in the fees charged in connection with such transactions;

•	We maintain a significant amount of vault cash, which is necessary to operate our business, involves risk of loss and is subject to cost fluctuations based on interest rate movements;

•	If we do not retain key employees, or attract quality new and replacement employees, we may not be able to meet our business objectives;

•	If third-party suppliers upon which we rely are not able to fulfill our needs, our ability to timely bring our products to market could be affected;

•	A major natural disaster or catastrophic event could have a materially adverse effect on our business, financial condition and results of operations, or have other adverse consequences;

•	Our historical and ongoing manufacturing activities subject us to environmental exposures;

•	Data protection, cybersecurity and data privacy issues could adversely impact our business;

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We will incur significant indebtedness in connection with the separation and distribution, and the degree to which we will be leveraged following completion of the distribution may adversely impact our business, financial condition and results of operations;

•	A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may increase our future capital costs and reduce our access to capital;

•	Our pension liabilities could adversely impact our liquidity and financial condition;

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A failure or inability to protect our intellectual property, and other issues related to our and third party intellectual property, especially third party intellectual property infringement claims, could have a material and adverse effect on our business, results of operations and financial condition;

•	Changes to our tax rates and additional income tax liabilities could impact profitability; and

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In the normal course of business, we are subject to proceedings, lawsuits, claims and other matters, the outcomes of which are not predictable and could result in material and adverse impacts on our operating results and financial position.

Risks Related to the Spin-Off

•	NCR Atleos may not achieve some or all of the expected benefits of the spin-off, and the spin-off may adversely impact NCR Atleos’s business;

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NCR Atleos has no history operating as an independent, publicly traded company, and NCR Atleos’s historical and pro forma financial information is not necessarily representative of the results that it would have achieved as a separate, publicly traded company and therefore may not be a reliable indicator of its future results;

•	Under applicable tax law, NCR Atleos may be liable for certain tax liabilities of NCR following the spin-off if NCR were to fail to pay such taxes;

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In connection with NCR Atleos’s spin-off from NCR, NCR will indemnify NCR Atleos for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to insure NCR Atleos against the full amount of such liabilities, or that NCR’s ability to satisfy its indemnification obligation will not be impaired in the future;

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In connection with our separation NCR Atleos will assume, and indemnify NCR for, certain liabilities. If we are required to make payments pursuant to these indemnities to NCR, we would need to meet those obligations and our financial results could be adversely impacted;

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If the distribution of shares of NCR Atleos, together with certain related transactions, does not qualify as a reorganization within the meaning of sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986 (the “Code”) that is generally tax-free for U.S. federal income tax purposes, you and NCR could be subject to significant U.S. federal income tax liability and, in certain circumstances, NCR Atleos could be required to indemnify NCR for material taxes pursuant to indemnification obligations under the anticipated tax matters agreement;

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To preserve the tax-free treatment to NCR and its stockholders of the distribution and certain related transactions, under the tax matters agreement that NCR Atleos is anticipated to enter into with NCR, NCR Atleos will be restricted from taking certain actions after the distribution that could adversely impact the intended U.S. federal income tax treatment of the distribution and such related transactions;

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The spin-off and related internal restructuring transactions may expose NCR Atleos to potential liabilities arising out of state and federal fraudulent conveyance laws and legal dividend requirements; and

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Following the spin-off, the value of your common stock in (a) NCR and (b) NCR Atleos may collectively trade at an aggregate price less than what NCR’ s common stock might trade at had the spin-off not occurred.

Risks Related to NCR Atleos Common Stock

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NCR Atleos cannot be certain that an active trading market for its common stock will develop or be sustained after the spin-off and, following the spin-off, NCR Atleos’s stock price may fluctuate significantly;

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Any sales of substantial amounts of shares of NCR Atleos common stock in the public market or the perception that such sales might occur, in connection with the distribution or otherwise, may cause the market price of NCR Atleos common stock to decline; and

•	Certain provisions in NCR Atleos’s charter and bylaws, and of Maryland law, may prevent or delay an acquisition of NCR Atleos, which could decrease the trading price of the common stock.

These and other risks relating to our business, our industry, the spin-off and our common stock are discussed in greater detail under the section of this information statement entitled “Risk Factors.” You should read and consider all of these risks carefully.

SUMMARY OF THE SEPARATION AND DISTRIBUTION

The following provides a summary of the terms of the separation and distribution. For a more detailed description of the matters described below, see the section of this information statement entitled “The Separation and Distribution.”

Distributing Company

NCR Corporation, a Maryland corporation. Following the spin-off, NCR Corporation will not own any shares of our common stock.

Distributed Company

NCR Atleos is a Delaware limited liability company and, prior to the spin-off, a wholly owned subsidiary of NCR. NCR formed NCR Atleos as a limited liability company in Delaware on April 14, 2023 for the purpose of effectuating the planned spin-off. NCR Atleos has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the spin-off. Pursuant to a reorganization, prior to the spin-off, we will convert into a Maryland corporation and receive the legal entities containing the ATM-focused businesses, including the Self-Service Banking, Payments & Network and Telecommunications and Technology businesses. After completion of the separation and distribution, we will be an independent, publicly traded company.

Distribution Ratio

Each holder of NCR common stock will receive one share of NCR Atleos common stock for every two shares of NCR common stock held on [●], the record date (the “distribution ratio”). Cash will be distributed in lieu of fractional shares, as described in the section of this information statement entitled “The Separation and Distribution—General Treatment of Fractional Shares of Common Stock.” Please note that if you sell your shares of NCR common stock on or before the distribution date, the buyer of those shares may, in certain circumstances, be entitled to receive the shares of our common stock distributed on the distribution date.

Distributed Securities

NCR will distribute all of the shares of NCR Atleos common stock owned by NCR, which will be 100% of NCR Atleos’s common stock outstanding immediately prior to the distribution. Based on the approximately 140,853,985 shares of NCR common stock outstanding on July 21, 2023, and applying the distribution ratio of one share of NCR Atleos common stock for every two shares of NCR common stock, NCR will distribute approximately 70,426,992 shares of NCR Atleos common stock to NCR stockholders who hold NCR common stock as of the record date. The number of shares that NCR will distribute to its stockholders will be reduced to the extent that cash payments are to be made in lieu of the issuance of fractional shares of NCR Atleos common stock, as described below.

Record Date

The record date is expected to be [●] local New York City time on [●].

Distribution Date

The distribution date is expected to be on or about [●].

Distribution

On the distribution date, NCR, with the assistance of Equiniti Trust Company LLC (“Equiniti Trust Company”), the distribution agent, will electronically distribute shares of NCR Atleos common stock to your bank or brokerage firm on your behalf or through the systems of the DTC (if you hold the shares through a bank or brokerage firm that uses DTC) or to you in book-entry form. You will not be required to make any payment or surrender or exchange your shares of NCR common stock or take any other action to receive your shares of NCR Atleos on the distribution date. Your bank or brokerage firm will credit your account for the shares of NCR Atleos common stock or the distribution agent or the transfer agent will mail you a book-entry account statement that reflects your shares of NCR Atleos. Please note that if you sell your shares of NCR common stock on or before the distribution date, the buyer of those shares may, in certain circumstances, be entitled to receive the shares of our common stock distributed on the distribution date.

Distribution Agent

The distribution agent, transfer agent and registrar for NCR Atleos common stock will be Equiniti Trust Company.

Reasons for the Spin-Off

NCR has made significant strides in creating a leading software-as-a-service business while continuing to strengthen and grow its ATM businesses, and, to accelerate the pace of transformation, the board of directors of NCR (the “NCR Board of Directors”) approved a plan to separate NCR and NCR Atleos into two independent, publicly traded companies. The spin-off will create two strong, stand-alone businesses, each of which will have leading positions in the markets they serve and will be better positioned to deliver long-term growth and sustainable value creation for all shareholders:

•	NCR will focus on digital commerce, continuing to operate NCR’s Retail, Hospitality and Digital Banking businesses; and

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NCR Atleos will hold NCR’s ATM-focused businesses, including the Self-Service Banking, Payments & Network and Telecommunications and Technology businesses, and will be a cash-generative business positioned to focus on delivering ATM-as-a-Service to a large, installed customer base across banks and retailers.

The NCR Board of Directors believes that separating the NCR Atleos businesses from the remainder of NCR and distributing NCR Atleos shares to NCR stockholders is in the best interests of NCR and its stockholders for a number of reasons, including:

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Increased Management Focus on Core Business and Distinct Opportunities. The spin-off will enable the respective management teams to adopt strategies and pursue objectives specific to their respective businesses, better focus on strengthening their respective core businesses and operations and pursue opportunities for long-term growth distinct to their businesses.

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Improved Operational and Strategic Flexibility. The spin-off will permit each business to pursue its own business interests, operating priorities and strategies more effectively without having to consider the impact on the businesses of the other company or on the balance and composition of pre-spin-off NCR’s overall portfolio, and will enhance operational flexibility for both businesses.

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Simplified Investment Profile and Potential Ability to Enhance Marketability. The remaining NCR businesses and the businesses which will constitute NCR Atleos differ significantly in several respects, including the nature of the businesses, growth profile, cyclical trends and business cycles and secular growth drivers. The spin-off will simplify how investors evaluate each business, streamline the investment profiles of both businesses, permit investors to better evaluate the individual merits, performance and future prospects of each company’s business, and provide investors the ability to invest in each company separately based on those distinct characteristics, all of which may enhance each company’s marketability. The spin-off may also attract new investors that either chose not to invest in, or assess the merits of, pre-spin-off NCR given its complexity and its exposure to disparate markets and trends.

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Tailored Capital Allocation Strategies Align With Distinct Business Strategies and Industry Specific Dynamics. Without the competition for capital inherent in NCR’s pre-spin-off business portfolio structure, the spin-off will permit each company to implement a capital structure and flexible capital deployment policy that is optimized for its strategy and business needs, and that is aligned with each company’s target investor base. NCR will seek to reinvest in high growth opportunities across retail, hospitality and digital banking industries, while NCR Atleos will seek to maintain global leadership while generating stable and sustainable cash flows and capital return.

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Improved Alignment of Equity Incentives. The spin-off is expected to increase the effectiveness of stock-based incentive compensation by providing management and employees with incentives that more directly align with the operating and financial performances of the business in which they serve. NCR believes that improved alignment of equity incentives will enhance the ability of each of NCR and NCR Atleos to attract, retain, and incentivize qualified personnel.

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Separate Acquisition Currency. The spin-off will provide each of NCR and NCR Atleos with its own distinct equity currency that relates solely to its business to use in pursuing strategic opportunities. For example, each of NCR and NCR Atleos will be able to pursue strategic acquisitions in which potential sellers would prefer equity or to raise cash by issuing equity to public or private investors.

The NCR Board of Directors also considered potentially negative factors in evaluating the spin-off, including:

•	The potential for increased aggregate ongoing administrative costs for the two companies operating on a stand-alone basis post-spin-off.

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NCR Atleos and NCR currently take advantage of pre-spin-off NCR’s size and purchasing power in procuring certain goods and services. After the spin-off, as standalone companies, NCR Atleos and/or NCR may be unable to obtain these goods and services at prices or on terms as favorable as those currently obtained by pre-spin-off NCR.

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One-time costs we expect to incur related to the spin-off and in connection with the transition to becoming a stand-alone public company that are likely to include, among others, professional services costs, tax expense, recruiting and other costs associated with hiring for two stand-alone corporate structures and costs to separate IT systems and create two separate stand-alone IT structures.

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The potential for execution risks related to the spin-off, including disruption to the business as a result of the spin-off and the possibility that NCR Atleos and/or NCR do not achieve the expected benefits of the spin-off for a variety of reasons.

•	Following the spin-off, NCR Atleos and/or NCR may be more susceptible to market fluctuations and other events particular to one or more of their products than they currently are as pre-spin-off NCR.

•	The potential that reduced business diversification, with each post-spin-off company operating in fewer industries, could increase the volatility of earnings and cash flow.

•	Certain costs and liabilities that were otherwise less significant to pre-spin-off NCR could be more significant to NCR and/or NCR Atleos after the spin-off as smaller, stand-alone companies.

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NCR’s and NCR Atleos’s common stock could experience selling pressure after the spin-off as certain pre-spin-off stockholders may not be interested in holding an investment in one of the two post-spin-off companies.

NCR’s Board of Directors concluded that the potential benefits of the spin-off outweighed these factors and risks. The NCR Board of Directors also considered these potential benefits and potentially negative factors in light of the risk that the spin-off is abandoned or otherwise not completed, resulting in NCR not separating into two independent, publicly traded companies.

The anticipated benefits of the spin-off are based on a number of assumptions, and there can be no assurance that such benefits will materialize to the extent anticipated, or at all. In the event the spin-off does not result in such benefits, the costs associated with the spin-off could have an adverse effect on each company individually and in the aggregate. For more information, see the sections of this information statement entitled “The Separation and Distribution—General—Reasons for the Spin-Off” and “Risk Factors.”

Conditions to the Distribution

The distribution of our common stock by NCR is subject to the satisfaction of the following conditions, among others:

•	The SEC will have declared effective the registration statement of which this information statement forms a part, and no stop order relating to the registration statement will be in effect.

•	The NYSE will have approved the listing of NCR Atleos common stock, subject to official notice of issuance.

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NCR will have received an opinion of each of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), tax counsel to NCR, and Ernst & Young LLP (“EY”) , tax advisor to NCR, substantially to the effect that, among other things, the distribution, together with certain related transactions, will qualify as a reorganization within the meaning of sections 368(a)(1)(D) and 355 of the Code. See the section of this information statement entitled “United States Federal Income Tax Consequences of the Distribution.”

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All actions, filings, permits, registrations and consents necessary or appropriate under applicable federal, state or other securities laws or “blue sky” laws and the rules and regulations thereunder will have been taken or made and, where applicable, become effective or accepted.

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No order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions will be in effect.

•	Those reorganization transactions with respect to the NCR and NCR Atleos businesses to be completed prior to the distribution will have been effectuated.

•	The NCR Board of Directors shall have declared the distribution and finally approved all related transactions (and such declaration or approval shall not have been withdrawn).

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No event or development shall have occurred or exist that, in the judgment of the NCR Board of the Directors, in its sole discretion, makes it inadvisable to effect the separation, the distribution or the other related transactions (including the incurrence of indebtedness necessary to complete the spin-off).

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Debt financing shall be available on terms acceptable to NCR and NCR Atleos shall have completed the debt financing transactions necessary to complete the spin-off (including the issuance of any indebtedness of NCR Atleos to NCR) and the applicable proceeds of such debt financing shall have been distributed or otherwise paid to NCR, see the section of this information statement entitled “Description of Certain Indebtedness.”

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Any required governmental approvals necessary to consummate the distribution and the transactions contemplated by the separation and distribution agreement and the ancillary agreements shall have been obtained and be in full force and effect.

•	The mailing of this information statement (or notice of internet availability thereof) to record holders of NCR common stock as of [●], the record date.

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Each of the separation and distribution agreement, the transition services agreement, the tax matters agreement, the patent and technology cross-license agreement, the trademark license agreement, the employee matters agreement, the certain commercial agreements and the other agreements to be entered into to effectuate, or in connection with, the spin-off (collectively, the transition services agreement, the tax matters agreement, the patent and technology cross-license agreement, the trademark license agreement, the employee matters agreement, the certain commercial agreements and such other agreements to be entered into to effectuate, or in connection with, the spin-off the “ancillary agreements”) shall have been executed and delivered by each party thereto and be in full force and effect.

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The receipt of an opinion (which shall not have been withdrawn or rescinded) from an independent appraisal firm, in form and substance acceptable to the NCR Board of Directors in its sole discretion, confirming that, immediately following the distribution (a) each of NCR and NCR Atleos will be able to pay its indebtedness as its indebtedness becomes due in the ordinary course of business and (b) the fair value of each of NCR’s and NCR Atleos’s respective assets will be greater than the sum of, as applicable, NCR’s or NCR Atleos’s respective stated liabilities and certain identified contingent liabilities (plus, with regard to NCR, the amount, if any, that would be needed, if NCR was dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of the holders of shares of Series A Convertible Preferred Stock of NCR).

NCR and NCR Atleos cannot assure you that any or all of these conditions will be met, and the NCR Board of Directors may also waive conditions to the distribution in its sole discretion. If the spin-off is completed and NCR’s board of directors waives any such condition, such waiver could have a material adverse effect on NCR and NCR Atleos’s respective business, financial condition or results of operations, including, without limitation, as a result of litigation relating to any preliminary or permanent injunctions that sought to prevent the consummation of the spin-off, or the failure of NCR and NCR Atleos to obtain any required regulatory approvals. As of the date hereof, the NCR Board of Directors does not intend to waive any of the conditions described herein. NCR does not intend to notify its stockholders of any modifications to the terms of the spin-off, including the waiver of any conditions to the distribution, that, in the judgment of the NCR Board of Directors, are not material. However, the NCR Board of Directors would likely consider material such matters as significant changes to the distribution ratio, or significant changes to the assets to be contributed or the liabilities to be assumed in the separation, as well as the waiver of the condition that the NCR Board of Directors receives a tax opinion with respect to the spin-off. To the extent that the NCR Board of Directors determines that any modification by NCR materially changes the material terms of the spin-off, including through the waiver of a condition to the distribution, NCR will notify its stockholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K or circulating a supplement to this information statement.

The fulfillment of the above conditions will not create any obligation on behalf of NCR to effect the spin-off, and NCR may at any time decline to go forward with the spin-off. Until the spin-off has occurred, NCR has the right not to complete the spin-off, even if all the conditions have been satisfied, if, at any time prior to the distribution, the NCR Board of Directors determines, in its sole discretion, that the spin-off is not in the best interests of NCR or its stockholders, that a sale or other alternative is in the best interests of NCR or its stockholders, or that market conditions or other circumstances are such that it is not advisable at that time to separate the ATM-related businesses from NCR. For a more detailed description, see the section of this information statement entitled “The Separation and Distribution—General—Conditions to the Distribution.”

Stock Exchange Listing

We intend to apply to list our common stock on the NYSE under the symbol “NATL.”

Tax Considerations

It is a condition to the completion of the distribution that NCR receives an opinion of each of Skadden, tax counsel to NCR, and EY, tax advisor to NCR (the “Tax Opinions”), substantially to the effect that, among other things, the distribution, together with certain related transactions, will qualify as a reorganization within the meaning of sections 368(a)(1)(D) and 355 of the Code.

Accordingly, and so long as the distribution, together with certain related transactions, so qualifies, no gain or loss will be recognized by you for U.S. federal income tax purposes (except with respect to any cash received in lieu of fractional shares), and no amount will be included in your income, for U.S. federal income tax purposes, upon the receipt of shares of NCR Atleos common stock pursuant to the distribution.

For more information regarding the potential U.S. federal income tax consequences to NCR Atleos, NCR and to you of the separation and distribution, see the section of this information statement entitled “United States Federal Income Tax Consequences of the Distribution.”

You should consult your tax advisor as to the particular consequences of the distribution to you, including the applicability and effect of any U.S. federal, state and local, and any foreign, tax laws.

Relationship between NCR and NCR Atleos Following the Spin-Off

Following the completion of the spin-off, NCR and NCR Atleos will be independent companies. NCR will not own any shares of our common stock, and we expect that the relationship between NCR and NCR Atleos will be governed by, among others, a separation and distribution agreement, a transition services agreement, a tax matters agreement, certain intellectual property agreements, an employee matters agreement and several commercial agreements. These agreements will provide for the allocation between NCR Atleos and NCR of NCR and NCR Atleos’s assets, employees, liabilities and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after NCR Atleos’s spin-off from NCR, and in the case of commercial agreements, govern the relationship between the parties for certain commercial services. For additional information regarding these agreements, see the sections of this information statement entitled “Risk Factors—Risks Related to the Spin-Off” and “Certain Relationships and Related Transactions.”

Principal Executive Office

As part of the spin-off, NCR Atleos was formed as a limited liability company in Delaware on April 14, 2023. Pursuant to a reorganization, prior to the spin-off, NCR Atleos will convert into a Maryland corporation and be renamed NCR Atleos Corporation. Our principal executive offices are currently located at 864 Spring Street NW, Atlanta, GA 30308, and our telephone number is currently 1-678-808-6995. We maintain a website at www.NCRAtleos.com. The information contained on our website or that can be accessed through our website neither constitutes part of this information statement nor is incorporated by reference herein, and investors should not rely on any such information in deciding whether to invest in our common stock.

Reasons for Furnishing This Information Statement; Changes in the Terms of the Spin-Off

This information statement is being furnished solely to provide information to stockholders of NCR who will receive shares of NCR Atleos common stock in the distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of our securities. We believe the information contained in this information statement to be accurate as of the date set forth on the cover of this information statement. Changes may occur after that date, and none of us, NCR, the NCR Board of Directors or the board of directors of NCR Atleos (the “NCR Atleos Board of Directors”) undertake any obligation to update such information except in the normal course of our respective disclosure obligations and practices, or as required by applicable law.

NCR does not intend to notify its stockholders of any modifications to the terms of the spin-off, including the waiver of any conditions to the distribution, that, in the judgment of its board of directors, are not material. However, the NCR Board of Directors would likely consider material matters such as significant changes to the distribution ratio, or significant changes to the assets to be contributed or the liabilities to be assumed in the separation, as well as the waiver of the condition that the NCR Board of Directors receives a tax opinion with respect to the spin-off. To the extent that the NCR Board of Directors determines that any modification by NCR materially changes the material terms of the spin-off, including through the waiver of a condition to the distribution, NCR will notify NCR stockholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K or making available a supplement to this information statement. As of the date hereof, the NCR Board of Directors does not intend to waive any of the conditions described herein.

SUMMARY OF HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The following tables set forth certain select combined financial data as of March 31, 2023, December 31, 2022 and December 31, 2021 and for the three months ended March 31, 2023 and 2022 and the years ended December 31, 2022, 2021 and 2020, and have been derived from our Unaudited Pro Forma Combined Financial Statements and Combined Financial Statements and notes thereto included elsewhere in this information statement. The unaudited pro forma adjustments to the Combined Statements of Operations assume that the spin-off and related transactions occurred as of January 1, 2022, which was the first day of the 2022 fiscal year. The unaudited pro forma Combined Balance Sheet gives effect to the spin-off and related transactions as if they had occurred on March 31, 2023, our latest balance sheet date. The Combined Financial Statements include the assets, liabilities, revenues and expenses that management has determined are specifically or primarily identifiable to NCR Atleos, as well as direct and indirect costs that are attributable to our operations. Indirect costs are the cost of support functions that are provided on a centralized or geographic basis by NCR, which include (i) certain general and administrative expenses related to NCR support functions (e.g., expenses for corporate facilities, executive oversight, treasury, finance, legal, human resources, compliance, information technology, employee benefit plans, stock compensation plans, and other corporate-type functions) and (ii) certain operations support costs incurred by NCR, including product sourcing, maintenance and support services, and other supply chain functions. Indirect costs have been specifically identified, when possible, or allocated based on sales, headcount, usage or other allocation methods that are considered to be a reasonable reflection of the utilization of services provided or benefit received.

The certain select combined financial data below is only a summary and should be read in conjunction with the sections of this information statement titled “Unaudited Pro Forma Combined Financial Statements,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our Combined Financial Statements and the notes thereto included elsewhere in this information statement.

The certain select combined financial data is based upon available information and assumptions that we believe are reasonable and supportable and may not necessarily reflect what our financial condition, results of operations or cash flows would have been had we been a standalone company during the periods presented, including changes that will occur in our operations and capital structure as a result of the spin-off, such as changes in financing, operations, cost structure and personnel needs of our business. The certain select combined financial data constitutes forward-looking information and is subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See the section of this information statement titled “Forward-Looking Statements.”

A final determination regarding our capital structure has not yet been made, and the separation and distribution agreement, tax matters agreement, transition services agreement, intellectual property matters agreements, employee matters agreement and certain other transaction agreements have not been finalized. As such, the Unaudited Pro Forma Combined Financial Statements may be revised in future amendments to reflect the impact on our capital structure and the final form of those agreements, to the extent any such revisions would be deemed material.

NCR Atleos

Summary Select Combined Financial Data

	Pro Forma		Historical
	Three months ended March 31	Year ended December 31	Three months ended March 31		Years ended December 31
In millions, except per share amounts	2023	2022	2023	2022	2022	2021	2020
Product revenue	$250	$1,171	$234	$234	$1,098	$1,036	$1,091
Service revenue	770	3,191	752	735	3,033	2,513	1,900

Total revenue	1,020	4,362	986	969	4,131	3,549	2,991

Cost of products	210	1,042	195	228	972	872	943
Cost of services	590	2,402	571	541	2,240	1,785	1,378
Selling, general and administrative expenses	139	597	136	146	586	537	367
Research and development expenses	18	64	18	20	64	107	87

Total operating expenses	957	4,105	920	935	3,862	3,301	2,775

Income from operations	63	257	66	34	269	248	216
Related party interest expense, net	—	—	(4)	(11)	(31)	(49)	(6)
Interest expense	(63)	(253)	—	—	—	—	—
Other (expense) income, net	(2)	(26)	—	2	(81)	52	30

Income (loss) before income taxes	(2)	(22)	62	25	157	251	240

Income tax expense	21	263	25	9	50	64	48

Net income (loss)	$(23)	$(285)	$37	$16	$107	$187	$192

Net (loss) income attributable to noncontrolling interests	1	(1)	1	(1)	(1)	1	1

Net income (loss) attributable to NCR Atleos	$(24)	$(284)	$36	$17	$108	$186	$191

Net income per share attributable to NCR Atleos:
Basic	$(0.34)	$(4.15)
Diluted	$(0.34)	$(4.15)
Weighted average shares outstanding:
Basic	69.8	68.4
Diluted	69.8	68.4

NCR Atleos

Summary Historical Combined Balance Sheets

	Pro Forma	Historical
	As of March 31	As of March 31	As of December 31
In millions	2023	2023	2022	2021
Assets
Cash and cash equivalents	$300	$282	$293	$238
Total assets	$5,547	$5,768	$5,772	$5,579

Liabilities and equity
Total liabilities	$5,076	$2,514	$2,510	$3,243
Total equity	471	3,254	3,262	2,336
Total liabilities and equity	$5,547	$5,768	$5,772	$5,579

	Historical
	Three months ended March 31		For the years ended December 31
In millions	2023(1)	2022	2022	2021	2020
Net cash provided by (used in) operating activities	$120	$(62)	$274	$449	$410
Net cash used in investing activities	$(25)	$(79)	$(417)	$(2,493)	$(60)
Net cash provided by (used in) financing activities	$(91)	$114	$183	$2,345	$(338)

(1) The Company revised the Condensed Combined Statement of Cash Flows for the three months ended March 31, 2023. See Note 1, “Basis of Presentation and Significant Accounting Policies” in the Notes to the Condensed Combined Financial Statements within this information statement for further details.

In addition to our operating results, as calculated in accordance with accounting principles generally accepted in the United States (“GAAP”), we use, and plan to continue using, non-GAAP financial measures and other performance metrics when monitoring and evaluating operating performance and liquidity. The non-GAAP financial measures and other performance metrics presented in this information statement are supplemental measures of our performance and our liquidity that we believe help investors understand our financial condition and operating results and assess our future prospects. For more information about our non-GAAP financial measures and other performance metrics see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures and Use of Certain Terms.”

Adjusted EBITDA

	Pro Forma		Historical
	Three months ended March 31	Year ended December 31	Three months ended March 31		Years ended December 31
In millions	2023	2022	2023	2022	2022	2021	2020
Net (loss) income attributable to NCR Atleos (GAAP)	$(24)	$(284)	$36	$17	$108	$186	$191
Related party interest expense, net	—	—	4	11	31	49	6
Interest expense	63	253	—	—	—	—	—
Income tax expense	21	263	25	9	50	64	48
Depreciation and amortization expense	40	180	35	36	159	104	29
Acquisition-related amortization of intangibles	25	100	25	26	100	55	4
Stock-based compensation expense	18	66	14	18	66	82	48
Separation costs(1)	7	14	7	—	—	—	—
Acquisition-related costs(2)	—	8	—	5	8	95	(6)
Transformation and restructuring(3)	—	63	—	14	63	25	89
Pension mark-to-market adjustments	—	51	—	—	78	(70)	(3)
Russia operations(4)	—	22	—	19	22	(4)	(13)

Adjusted EBITDA (non-GAAP)	$150	$736	$146	$155	$685	$586	$393

(1)	Represents professional fees specific to separation preparation including separation management, organizational design, and legal fees.
(2)	Represents professional fees, retention bonuses, and other costs incurred related to acquisitions, which are considered non-operational in nature.
(3)	Represents integration, severance, and other exit and disposal costs, which are considered non-operational in nature.
(4)

Represents the immaterial impact of our operating results in Russia, as well as the impact of impairments taken to write down the carrying value of assets and liabilities, severance charges, and the assessment of collectability on revenue recognition, which is considered to be a non-recurring special item.

Adjusted Free Cash Flow-Unrestricted

	Historical
	Three months ended March 31		Years ended December 31
In millions	2023(1)	2022	2022	2021	2020
Net cash provided by (used in) operating activities (GAAP)	$120	$(62)	$274	$449	$410
Capital expenditures for property, plant and equipment	(15)	(12)	(58)	(80)	(8)
Additions to capitalized software	(8)	(10)	(39)	(31)	(22)
Change in restricted cash settlement activity	(27)	30	27	(41)	—

Adjusted free cash flow - unrestricted (Non-GAAP)	$70	$(54)	$204	$297	$380

(1) The Company revised the Condensed Combined Statement of Cash Flows for the three months ended March 31, 2023. See Note 1, “Basis of Presentation and Significant Accounting Policies” in the Notes to the Condensed Combined Financial Statements within this information statement for further details.

Recurring Revenue

	Historical
	Three months ended March 31		Years ended December 31
In millions	2023	2022	2022	2021	2020
Recurring revenue	$710	$655	$2,754	$2,120	$1,480
All other products and services	276	314	1,377	1,429	1,511

Total revenue	$986	$969	$4,131	$3,549	$2,991

Other Performance Metrics

	Historical
	As of and for the three months ended March 31		As of and for the year ended December 31
	2023	2022	2022	2021	2020
Total Units Owned / Managed / Serviced(1)	801,774	828,259	808,620	819,997	566,629
ATM-as-a-Service	17,456	4,438	14,287	4,377	628
Payment transactions (millions)	442	442	1,844	995	—

(1)	Includes ATM-as-a-Service units

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

What is NCR Atleos and why is NCR separating NCR Atleos’s business and distributing NCR Atleos stock?	NCR Atleos currently is a wholly owned subsidiary of NCR that was formed to hold assets and liabilities related to NCR’s ATM-related businesses, including its Self-Service Banking, Payments & Network and Telecommunications and Technology businesses. The separation of NCR Atleos from NCR and the distribution of NCR Atleos common stock are intended to provide you with equity investments in two separate companies, each of which will be able to focus on their respective businesses. NCR and NCR Atleos believe that the spin-off will result in enhanced long-term performance of each business for the reasons discussed in the section of this information statement entitled “The Separation and Distribution—General—Reasons for the Spin-Off.”

Why am I receiving this document?	NCR is making this document available to you because you are a holder of NCR common stock. If you are a holder of NCR common stock as of [●] local New York City time on [●], the record date for the distribution, you will be entitled to receive one share of NCR Atleos common stock for every two shares of NCR common stock that you hold at such time. This document will help you understand how the separation and distribution will affect your investment in NCR and your investment in NCR Atleos after the spin-off.

How will the spin-off of NCR Atleos from NCR work?	To effect the spin-off, NCR will undertake a series of internal reorganization transactions pursuant to which, among other transactions, NCR Atleos will hold, through its subsidiaries, NCR’s ATM-related businesses, including its Self-Service Banking, Payments & Network and Telecommunications and Technology businesses and distribute all of the outstanding shares of common stock of NCR Atleos to NCR’s stockholders on a pro rata basis as a distribution. Following the completion of the spin-off, NCR Atleos, holding the Self-Service Banking, Payments & Network and Telecommunications and Technology businesses, will be an independent, publicly traded company.

Why is the spin-off of NCR Atleos structured as a distribution?	NCR believes that a distribution, together with certain related transactions, of NCR Atleos shares to NCR stockholders, which NCR intends to be tax-free for U.S. federal income tax purposes (except with respect to any cash received in lieu of fractional shares), is an efficient way to separate its ATM-focused businesses in a manner that is expected to create long-term benefits and value for NCR, NCR Atleos and their respective stockholders. Following the spin-off, NCR will not retain any ownership interest in us.

What will be distributed in the distribution?	As a holder of NCR common stock, you will receive a dividend of one share of our common stock for every two shares of NCR common stock you hold as of [●] local New York City time on [●], the record date for the distribution. Your proportionate interest in NCR will not change as a result of the distribution. For a more detailed description, see the section of this information statement entitled “The Separation and Distribution.”

What is the record date for the distribution?	The record date for the distribution is [●] local New York City time on [●].

When will the distribution occur?	It is expected that all of the shares of NCR Atleos common stock held by NCR will be distributed by NCR on or about [●], to holders of record of NCR common stock as of [●] local New York City time on [●], the record date. However, no assurance can be provided as to the timing of the distribution or that all conditions to the distribution will be met.

Is a stockholder vote required to approve the spin-off?	No stockholder vote is required to approve the spin-off.

What do stockholders need to do to participate in the distribution?	Stockholders of NCR entitled to receive shares in the distribution will not be required to take any action to receive NCR Atleos common stock in the distribution, but you are urged to read this entire information statement carefully. No stockholder approval of the distribution is required. You are not being asked for a proxy. You do not need to pay any consideration or exchange or surrender your existing NCR common stock or take any other action to receive your shares of NCR Atleos common stock.

Will I receive physical certificates representing shares of NCR Atleos common stock following the spin-off?	No. Following the spin-off, NCR Atleos will not issue physical certificates representing shares of NCR Atleos common stock, even if requested. If you own NCR common stock as of [●] local New York City time on [●], the record date, NCR, with the assistance of Equiniti Trust Company, the distribution agent, will electronically distribute shares of NCR Atleos common stock to you or to your brokerage firm on your behalf by way of direct registration form. “Direct registration form” refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in this distribution. The distribution agent or the transfer agent will mail you a book-entry account statement that reflects your shares of NCR Atleos common stock, or your bank or brokerage firm will credit your account for the shares.

Following the spin-off, stockholders whose shares are held in book-entry form may request that their shares of NCR Atleos common stock held in book-entry form be transferred to a brokerage or other account at any time.

How many shares of NCR Atleos common stock will I receive in the distribution?	NCR will distribute to you one share of NCR Atleos common stock for every two shares of NCR common stock held by you as of [●] local New York City time on [●], the record date. Based on approximately 140,853,985 shares of NCR common stock outstanding as of July 21, 2023, a total of approximately 70,426,992 shares of NCR Atleos common stock will be distributed. For additional information on the distribution, see the section of this information statement entitled “The Separation and Distribution.”

Will NCR Atleos issue fractional shares of its common stock in the distribution?	No. NCR Atleos will not issue fractional shares of its common stock in the distribution. Fractional shares that NCR stockholders would otherwise have been entitled to receive will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed pro rata (based on the fractional share such holder would otherwise be entitled to receive) to those stockholders who would otherwise have been entitled to receive fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient stockholders for U.S. federal income tax purposes as described in the section of this information statement entitled “United States Federal Income Tax Consequences of the Distribution.”

What are the conditions to the distribution?

The distribution of our common stock by NCR is subject to the satisfaction of the following conditions, among others:

•  The SEC will have declared effective the registration statement of which this information statement forms a part, and no stop order relating to the registration statement will be in effect.

•  The NYSE will have approved the listing of NCR Atleos common stock, subject to official notice of issuance.

•  NCR will have received an opinion of each of Skadden, tax counsel to NCR, and EY, tax advisor to NCR, substantially to the effect that, among other things, the distribution, together with certain related transactions, will qualify as a reorganization within the meaning of sections 368(a)(1)(D) and 355 of the Code. See the section of this information statement entitled “United States Federal Income Tax Consequences of the Distribution.”

•  All actions, filings, permits, registrations and consents necessary or appropriate under applicable federal, state or other securities laws or “blue sky” laws and the rules and regulations thereunder will have been taken or made and, where applicable, become effective or accepted.

•  No order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions will be in effect.

•  The reorganization transactions with respect to the NCR and NCR Atleos businesses to be completed prior to the distribution will have been effectuated.

•  The NCR Board of Directors shall have declared the distribution and finally approved all related transactions (and such declaration or approval shall not have been withdrawn).

•  No event or development shall have occurred or exist that, in the judgment of the NCR Board of Directors, in its sole discretion, makes it inadvisable to effect the separation, the distribution or the other related transactions (including the incurrence of indebtedness necessary to complete the spin-off).

•  Debt financing shall be available on terms acceptable to NCR and NCR Atleos shall have completed the debt financing transactions necessary to complete the spin-off (including the issuance of any indebtedness of NCR Atleos to NCR) and the applicable proceeds of such debt financing shall have been distributed or otherwise paid to NCR, see the section of this information statement entitled “Description of Certain Indebtedness.”

•  Any required governmental approvals necessary to consummate the distribution and the transactions contemplated by the separation and distribution agreement and the ancillary agreements shall have been obtained and be in full force and effect.

•  The mailing of this information statement (or notice of internet availability thereof) to record holders of NCR common stock as of [●], the record date.

•  Each of the separation and distribution agreement, the transition services agreement, the tax matters agreement, the patent and technology cross-license agreement, the trademark license agreement, the employee matters agreement, the certain commercial agreements and the other ancillary agreements shall have been executed and delivered by each party thereto and be in full force and effect.

•  The receipt of an opinion (which shall not have been withdrawn or rescinded) from an independent appraisal firm, in form and substance acceptable to the NCR Board of Directors in its sole discretion, confirming that, immediately following the distribution (a) each of NCR and NCR Atleos will be able to pay its indebtedness as its indebtedness becomes due in the ordinary course of business and (b) the fair value of each of NCR’s and NCR Atleos’s respective assets will be greater than the sum of, as applicable, NCR’s or NCR Atleos’s respective stated liabilities and certain identified contingent liabilities (plus, with regard to NCR, the amount, if any, that would be needed, if NCR was dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of the holders of shares of Series A Convertible Preferred Stock of NCR).

NCR and NCR Atleos cannot assure you that any or all of these conditions will be met, and the NCR Board of Directors may also waive conditions to the distribution in its sole discretion. NCR may decline at any time to go forward with the distribution, whether or not the conditions are satisfied and the spin-off would then not occur. For a more detailed description, see the section of this information statement entitled “The Separation and Distribution—General—Conditions to the Distribution.”

What is the expected date of completion of the spin-off?	The completion and timing of the spin-off are dependent upon a number of conditions. It is expected that the shares of NCR Atleos common stock will be distributed by NCR on or about [●] to the holders of record of NCR common stock as of [●] local New York City time on [●], the record date. However, no assurance can be provided as to the timing of the spin-off or that all conditions to the spin-off will be met.

Can NCR decide to cancel the spin-off even if all the conditions have been met?	Yes. The spin-off will not be effective until the distribution is complete. The distribution is subject to the satisfaction or waiver by NCR of certain conditions. See “The Separation and Distribution — General — Conditions to the Distribution.” The fulfillment of such conditions will not create any obligation on behalf of NCR to effect the spin-off, and NCR may at any time decline to go forward with the spin-off. Until the spin-off has occurred, NCR has the right not to complete the distribution, even if all the conditions have been satisfied, if, at any time prior to the distribution, the NCR Board of Directors determines, in its sole discretion, that the spin-off is not in the best interests of NCR or its stockholders, that a sale or other alternative is in the best interests of NCR or its stockholders, or that market conditions or other circumstances are such that it is not advisable at that time to separate the ATM-related businesses from NCR.

What if I want to sell my NCR common stock or my NCR Atleos common stock?	You should consult with your financial advisors, such as your stockbroker, bank or tax advisor.

What is “regular-way” and “ex-distribution” trading?	Beginning on or shortly before the record date and continuing up to and through the distribution date, it is expected that there will be two markets in NCR common stock: a “regular-way” market and an “ex-distribution” market. Shares of NCR common stock that trade in the “regular-way” market will trade with an entitlement to shares of NCR Atleos common stock distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without an entitlement to shares of NCR Atleos common stock distributed pursuant to the distribution. Each stockholder trading in NCR shares would make any decision as to whether to trade one or more of such stockholder’s shares in NCR in the “regular-way” market or the “ex-distribution” market.

If you decide to sell any shares of your NCR common stock after the record date and before the distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your NCR common stock with or without your entitlement to NCR Atleos common stock pursuant to the distribution.

Where will I be able to trade shares of NCR Atleos common stock?	NCR Atleos intends to apply to list its common stock on the NYSE under the symbol “NATL.” NCR Atleos expects that trading in shares of its common stock will begin on a “when-issued” basis shortly before the distribution date and will continue up to and through the distribution date and that “regular-way” trading in NCR Atleos common stock will begin on the first trading day following the distribution date. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. If trading begins on a “when-issued” basis, you may purchase or sell NCR Atleos common stock up to and through the distribution date, but your transaction will not settle until after the distribution date. NCR Atleos cannot predict the trading prices for its common stock before, on or after the distribution date.

What will happen to the listing of NCR common stock?	Prior to the completion of the spin-off, NCR will continue to trade on the NYSE under the symbol “NCR.” Any changes to NCR’s name or ticker symbol will be announced separately by NCR.

Will the number of shares of NCR common stock that I own change as a result of the distribution?	No. The number of shares of NCR common stock that you own will not change as a result of the distribution.

What are the U.S. federal income tax consequences of the separation and distribution?	It is a condition to the completion of the distribution that NCR receives an opinion of each of Skadden, tax counsel to NCR, and EY, tax advisor to NCR, substantially to the effect that, among other things, the distribution, together with certain related transactions, will qualify as a reorganization within the meaning of sections 368(a)(1)(D) and 355 of the Code.

Accordingly, and so long as the distribution, together with certain related transactions, so qualifies, no gain or loss will be recognized by you for U.S. federal income tax purposes (except with respect to any cash received in lieu of fractional shares), and no amount will be included in your income, for U.S. federal income tax purposes, upon the receipt of shares of NCR Atleos common stock pursuant to the distribution.

For more information regarding the potential U.S. federal income tax consequences to NCR Atleos, to NCR and to you, see the section of this information statement entitled “United States Federal Income Tax Consequences of the Distribution.” You should consult your tax advisor as to the particular consequences of the distribution to you, including the applicability and effect of any U.S. federal, state and local, and any foreign, tax laws.

What are the material state, local and foreign income tax consequences of the distribution?	The Tax Opinions will not address the state, local or foreign income tax consequences of the distribution. You should consult your tax advisor about the particular state, local and foreign tax consequences of the distribution to you, which consequences may differ from those described in the section of this information statement entitled “United States Federal Income Tax Consequences of the Distribution.”

How will I determine my tax basis in the NCR Atleos shares I receive in the distribution?

Assuming that the distribution is tax-free to NCR stockholders (except with respect to any cash received in lieu of fractional shares) for U.S. federal income tax purposes, your aggregate tax basis in your NCR common stock held by you immediately prior to the distribution will be allocated between your NCR common stock and NCR Atleos common stock that you receive in the distribution (including any fractional share interest in NCR Atleos common stock for which cash is received) in proportion to the relative fair market values of each immediately following the spin-off. NCR will provide its stockholders with information to enable them to compute their tax basis in both NCR and NCR Atleos shares. This information will be posted on NCR’s website following the distribution date.

You should consult your tax advisor about the particular consequences of the separation and distribution to you, including a situation where you have purchased NCR shares at different times or for different amounts and the application of state, local, and foreign tax laws.

For a more detailed description, see the section of this information statement entitled “United States Federal Income Tax Consequences of the Distribution.”

How will the spin-off impact the rights, preferences, privileges and voting power of the holders of NCR’s Series A Convertible Preferred Stock?

Holders of NCR’s Series A Convertible Preferred Stock will not receive any share of common stock of NCR Atleos in the spin-off and the Series A Convertible Preferred Stock will remain outstanding following the spin-off. The conversion rate and voting power of NCR’s Series A Convertible Preferred Stock will be adjusted as a result of the spin-off pursuant to the Articles Supplementary to NCR’s Articles of Amendment and Restatement.

Under the terms of NCR’s Series A Convertible Preferred Stock, the holders of the Series A Convertible Preferred Stock will not be entitled to participate in the distribution. The holders of the Series A Convertible Preferred Stock are entitled a dividend, if, as and when authorized by the NCR Board of Directors, payable quarterly in cash, Series A Convertible Preferred Stock, or a combination thereof. So long as full dividends on all outstanding shares of Series A Convertible Preferred Stock have been declared and paid, including any accrued and unpaid dividends on the Series A Convertible Preferred Stock that are then in arrears, the NCR Board of Directors may authorize and NCR may declare and pay a dividend to junior stock (including NCR common stock).

What will NCR Atleos’s relationship be with NCR following the spin-off?	Following the completion of the spin-off, NCR and NCR Atleos will be independent companies. NCR will not own any shares of our common stock, and we expect that the relationship between NCR and NCR Atleos will be governed by, among others, a separation and distribution agreement, a transition services agreement, a tax matters agreement, certain intellectual property agreements, an employee matters agreement and several commercial agreements. These agreements will provide for the allocation between NCR Atleos and NCR of NCR and NCR Atleos’s assets, employees, liabilities and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after NCR Atleos’s spin-off from NCR, and in the case of commercial agreements, govern the relationship between the parties for certain commercial services following the spin-off. For additional information regarding these agreements, see the sections of this information statement entitled “Risk Factors—Risks Related to the Spin-Off” and “Certain Relationships and Related Transactions.”

Will I have appraisal rights in connection with the distribution?	No. Holders of NCR common stock are not entitled to appraisal rights in connection with the distribution.

Are there risks associated with owning NCR Atleos common stock?	Yes. Ownership of NCR Atleos common stock is subject to both general and specific risks relating to NCR Atleos’s businesses, the industry in which it operates, its ongoing contractual relationships with NCR and its status as a separate, publicly traded company. Ownership of NCR Atleos common stock is also subject to risks relating to the spin-off, including that following the spin-off, NCR Atleos’s business will be less diversified than NCR’s business prior to the spin-off. These risks are described in the section of this information statement entitled “Risk Factors.” You are encouraged to read that section carefully.

Who will manage NCR Atleos after the spin-off?	Following the spin-off, NCR Atleos will be led by Timothy Oliver, who will be NCR Atleos’s Chief Executive Officer.

For more information regarding NCR Atleos’s expected named executive officers and other members of its management team, see the section of this information statement entitled “Management.”

What will NCR Atleos’s dividend policy be after the spin-off?	NCR Atleos currently expects that it will pay regular dividends following the distribution and is currently expecting to target a dividend payout of approximately 35% of Adjusted free cash flow-unrestricted. We cannot assure you that our dividend policy will remain the same in the future, or that any expected dividends will be paid or sustained if NCR Atleos commences paying dividends. The payment of any dividends in the future, and the timing and amount thereof, to our stockholders will fall within the sole discretion of the NCR Atleos Board of Directors and will depend on many factors, such as our financial condition, earnings, capital requirements, potential obligations in planned financings, industry practice, legal requirements (including Maryland distribution requirements) and other factors that the NCR Atleos Board of Directors deems relevant. NCR Atleos’s ability to pay dividends will depend on its ongoing ability to generate cash from operations and on NCR Atleos’s access to the capital markets. See the section of this information statement entitled “Dividend Policy.”

What will happen to NCR stock options, time-based restricted stock units, performance-based restricted stock units, performance share restricted stock units and deferred restricted stock units in connection with the spin-off?	We expect that NCR equity awards outstanding at the time of the distribution will be adjusted using the principles set forth below. For each award recipient, the intent is to maintain the economic value of those awards before and after the distribution date while also streamlining and simplifying the post-distribution administration of such awards. Generally, employees that will continue at NCR after the spin-off will continue to have NCR equity awards, while employees that transition to NCR Atleos will have their NCR equity awards converted to equivalent equity awards of NCR Atleos, except that (x) holders of MBRSUs (as defined below) will have their PB Share Value RSUs (as defined below) converted to PB Share Value RSUs of both NCR and NCR Atleos, respectively, of aggregate comparable value and (y) certain key members of management and other key employees identified by NCR’s CEO (the “Key Equity Holders”) will have their stock options, outstanding PBRSUs (as defined below) and RSUs (as defined below) converted to stock options, PBRSUs (subject, in certain cases, to time-based vesting conditions only) and RSUs of both NCR and NCR Atleos, respectively, of aggregate comparable value. The terms of the equity awards, such as the vesting schedule and any termination protections, will generally continue unchanged, as equitably adjusted to reflect the distribution, except that each of the performance-based restricted stock units (the “PBRSUs”) with a performance period ending in 2023 and each of the PBRSUs based on the achievement of revenue and EBITDA metrics with a performance period ending in 2024 will be converted into time-based restricted stock units (“RSUs”) based on achievement of the applicable performance metrics from the start of the performance period through September 30, 2023. In accordance with their existing terms, 50% of the market-based restricted stock units (“MBRSUs”) scheduled to vest on December 31, 2025, will accelerate and be settled immediately prior to the distribution date (subject to a minimum vesting period of one year from the grant date of such MBRSU) (the “PB Transaction RSUs”). The remaining 50% of the MBRSUs will remain subject to the combined performance of NCR and NCR Atleos with respect to each applicable company’s compound annual growth rate or each applicable company’s relative total shareholder return ranking among a comparison group (the “PB Share Value RSUs”). In addition, 50% of the RSUs scheduled to vest on December 31, 2025, will accelerate and be settled immediately prior to the distribution date (subject to a minimum vesting period of one year from the grant date of such RSU) and the remaining 50% of the RSUs scheduled to vest on December 31, 2025 will remain subject to continued service with NCR or NCR Atleos, as applicable.

Will the distribution of NCR Atleos common stock affect the market price of NCR common stock?	As a result of the distribution, we expect the trading price of shares of NCR common stock to be different from the trading price of NCR common stock immediately prior to the distribution because the trading price will no longer reflect the combined value of the businesses. Furthermore, until the market has fully analyzed the value of NCR without the businesses comprising NCR Atleos, the price of shares of NCR common stock may fluctuate. There can be no assurance that, following the spin-off, the combined value of NCR common stock and NCR Atleos common stock (adjusting for the distribution ratio) will equal or exceed what the value of NCR common stock would have been in the absence of the distribution.

Will NCR Atleos incur any debt prior to or at the time of the distribution?

Yes. In connection with the separation and distribution, NCR Atleos expects to enter into financing arrangements providing for indebtedness in an aggregate principal amount of up to $3,435 million, of which approximately $2,935 million will be borrowed prior to the consummation of the separation and distribution. This indebtedness is expected to consist of (i) approximately $2,750 million of secured indebtedness, which may consist of approximately $500 million senior secured revolving credit facility (which NCR Atleos does not expect to borrow a material amount of revolving loans, if any thereunder prior to the separation and distribution) and a mixture of senior secured term A loans, senior secured term B loans and/or senior secured notes, and (ii) approximately $685 million of senior unsecured notes. NCR Atleos also expects to enter into an approximately $120 million trade receivables facility (which balance is not included in the $3,435 million of principal aggregate amount of indebtedness nor the proceeds of $2,935 million referenced above). No assurance can be given whether such financing arrangements will occur in the anticipated time frame on favorable terms, or at all. For more information, see “Description of Certain Indebtedness.”

While NCR Atleos has a general expectation on the amount of indebtedness that it will incur as part of the spin-off, such amount is subject to change. Additionally, while NCR Atleos expects to incur such indebtedness pursuant to one or more credit agreements and issuances of senior notes, NCR Atleos has not yet finalized the allocations between such indebtedness. NCR Atleos’s expected indebtedness balance at the time of the spin-off as described herein was determined based on internal capital planning and considered the following factors and assumptions: anticipated business plan, optimal debt levels, operating activities, general economic contingencies, current industry and market conditions, credit rating and desired financing capacity. Many of such assumptions and factors are beyond the control of NCR Atleos and could result in differences than as described herein. For example, depending on future market and other conditions, NCR Atleos may ultimately issue an amount of indebtedness that differs from NCR Atleos’s expectations, the allocation may differ from NCR Atleos’s current intentions, and NCR Atleos may wind up incurring more secured (versus unsecured) indebtedness than NCR Atleos currently anticipates, including potentially incurring entirely secured indebtedness. Any of such changes could cause NCR Atleos’s ultimate cost of capital to differ from the assumptions contained herein.

NCR Atleos intends to use the net proceeds from the sale of any senior secured notes and/or senior unsecured notes, together with the borrowings of any term A loans and term B loans and other available cash on hand, (i) to finance the payment of a cash distribution to NCR, and repay certain other amounts owed to NCR pursuant to existing intercompany indebtedness, in each case, immediately prior to the distribution, (ii) to pay fees and expenses related to the spin-off (including, without limitation, the fees and expenses with respect to the financing arrangements) and (iii) for general corporate purposes. NCR Atleos may also issue a portion of its indebtedness to NCR as partial consideration for certain assets that will be contributed to NCR Atleos in connection with the separation and NCR is expected to exchange such indebtedness for an equivalent amount of NCR’s existing indebtedness (and to satisfy certain fees and expenses incurred in such transactions), including through the repayment of any additional short-term indebtedness incurred by NCR for the purpose of retiring a portion of NCR’s existing indebtedness. For more information, see “Description of Certain Indebtedness.”

Who will be the distribution agent, transfer agent and registrar for NCR Atleos common stock?

The distribution agent, transfer agent and registrar for NCR Atleos common stock will be Equiniti Trust Company. For questions relating to the transfer or mechanics of the stock distribution, you should contact Equiniti Trust Company’s toll free number at 1-800-468-9716.

Where can I find more information about NCR and NCR Atleos?

If you have any questions relating to NCR, you should contact:

NCR-Investor Relations

864 Spring Street NW

Atlanta, GA 30308

Phone: 678-808-6995

Email: investor.relations@ncr.com

Website: http://investor.ncr.com

After the distribution, NCR Atleos stockholders who have any questions relating to NCR Atleos should contact NCR Atleos through any means set forth below, or at the phone numbers or email addresses posted on our website, www.NCRAtleos.com.

NCR Atleos Investor Relations 864 Spring Street NW Atlanta, GA 30308 Phone: 1-678-808-6995 Email: investor.relations@ncratleos.com Website: www.NCRAtleos.com

RISK FACTORS

The risks and uncertainties described below could materially and adversely impact our business, financial condition, results of operations, could cause actual results to differ materially from our expectations and projections, and could cause the market value of our stock to decline. You should consider these risk factors when evaluating us and our common stock and when reading the rest of this information statement, including the sections entitled “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this document. These risk factors may not include all of the important factors that could affect our business or our industry or that could cause our future financial results to differ materially from historic or expected results or cause the market price of our common stock to fluctuate or decline. Additional risks and uncertainties not currently known to us or that we currently believe are immaterial also may impair our business, including our results of operations, liquidity and financial condition.

Risks Related to the NCR Atleos Business

STRATEGY AND TECHNOLOGY

If we are unsuccessful in growing our business, our operating results could be adversely impacted.

In recent years, we have shifted our business model to become a software- and services-led enterprise provider, focusing on increased software and services revenue, as well as recurring revenue, to enable NCR Atleos to become an as-a-Service company. Activating our strategy to create ATM-as-a-Service could adversely impact our revenue and margin as we shift toward increasing recurring revenue. We expect to continue to spend and may increase our capital expenditures to support our shift to ATM-as-a-Service with the focus on our strategic growth platforms, which are the offerings with the highest growth potential to accelerate the shift. Our success depends on the return on investment generated from the capital expenditures and our ability to continue to execute these strategies, while improving the Company’s cost structure. Successful execution of our strategy and the businesses associated with the strategic growth platforms depends on a number of different factors including, among others, developing, deploying and supporting the next generation of digital first software and cloud solutions for the industries we serve; market acceptance of our new and existing software and cloud solutions; successfully expanding the payment processing market; enabling our sales force to use a consultative selling model that better incorporates our comprehensive and new solutions; improving our service performance, capabilities and coverage to improve efficiency, incorporate remote diagnostic and other technologies and align with and support our new solutions; managing professional services and other costs associated with large solution roll-outs; integrating, and developing and supporting software gained through acquisitions. In addition, we continue to pursue initiatives to expand our customer base by increasing our use of indirect sales channels, and by developing, marketing and selling solutions aimed at the small- to medium-business market. It is not yet certain whether these initiatives will yield the anticipated benefits, or whether our solutions will be compelling and attractive to small- and medium-sized businesses. If we are not successful in growing software and services and expanding our customer base at the rate that we anticipate, implementing and managing these various initiatives and minimizing any resulting loss in productivity, or if the costs to complete these initiatives is higher than anticipated, we may not meet our growth and gross margin projections or expectations, and operating results could be adversely impacted.

If we do not swiftly and successfully develop and introduce new solutions in the competitive, rapidly changing environment in which we do business, our business results may be impacted.

The development process for our solutions requires high levels of innovation from our product development teams and suppliers of the components embedded or incorporated in our solutions. We expect to continue to spend and may increase our capital expenditures and allocate these expenditures primarily to our strategic growth platforms. In addition, certain of our solutions, including our cloud solutions, may require us to build, lease or expand, and maintain, infrastructure (such as hosting centers) to support them. The development process can be lengthy and costly, and requires us to commit a significant amount of resources to bring our business solutions to market. In addition, our success may be impacted by safety and security technology and industry standards. We may not be able to anticipate our customers’ needs and technological and industry trends accurately, or to complete development of new solutions efficiently. In addition, contract terms, market conditions or customer preferences may affect our ability to limit, sunset or end-of-life our older products in a timely or cost-effective fashion. If any of these risks materialize, we may be unable to introduce new solutions into the market on a timely basis, if at all, and our business and operating results could be materially impacted. Likewise, we sometimes make assurances to customers regarding the operability and specifications of new technologies, and our results could be impacted if we are unable to deliver such technologies, or if such technologies do not perform as planned. Once we have developed new solutions, if we cannot successfully market and sell those solutions, our business and operating results could be adversely impacted.

We operate in a highly competitive industry and such competition may increase, which may adversely impact our profit margins.

We operate in the intensely competitive technology industry. This industry is characterized by rapidly changing technology, disruptive technological innovation, evolving industry standards, frequent new product introductions, price and cost reductions, and increasingly greater commoditization of products making differentiation difficult. Our competitors include other large companies in the information technology industry, as well as, independent ATM companies and financial institutions, such as Fidelity National Information Services Inc., Fiserv, Inc., Temenos AG, Infosys Ltd., Diebold Nixdorf, Inc., Hyosung TNS Inc., and ACI Worldwide, Inc., many of which have more financial and technical resources, or more widespread distribution and market penetration for their platforms and service offerings, than we do.

Our competitors could prevent us from obtaining or maintaining desirable locations for our ATMs, cause us to reduce the revenue generated by transactions at our ATMs, or cause us to pay higher merchant fees, thereby reducing our profits. In addition to our current competitors, new and less traditional competitors may enter the market, vertically integrated competitors, such as expanded product and service offerings by cash-in-transit providers, may offer comprehensive bundled product and service offerings, or we may face additional competition associated with the creation, integration, and consolidation of competitors through transactions as well as the introduction of alternative payment mechanisms, such as Venmo, Zelle, Square Cash, Facebook Messenger Payments, Apple Pay, virtual currencies such as Bitcoin and other emerging payment technology. Increased competition could result in reduced usage of our ATMs, transaction fee reductions, reduced gross margins, and loss of market share. In addition, our customers sometimes finance our product sales through third-party financing companies, and in the case of customer default, these financing companies may be forced to resell the equipment at discounted prices, competing with us and impacting our ability to sell incremental units. As a result, the failure to effectively adapt our organization, products, and services to the market, the entrance of new competitors into the market, or the innovation or growth of existing competitors could significantly reduce market share of our offerings, decrease demand for our solutions, significantly reduce our revenue, increase our operating costs, or otherwise adversely impact our business, operations, cash flows, operating profits and financial conditions.

Our future competitive performance and market position depend on a number of factors, including our ability to:

•	execute our ATM-as-a-Service strategy to grow our software and services revenue, as well as our recurring revenue;

•	improve margin expansion while successfully reacting to competitive product and pricing pressures;

•	mitigate increases in labor costs, component parts, freight, services and interest rates with price increases;

•	penetrate and meet the changing competitive requirements and deliverables in developing and emerging markets;

•	retain our existing key customers and add new customer relationships;

•	cross-sell additional products and services to our existing customer base;

•

rapidly and continually design, develop and market, or otherwise maintain and introduce innovative solutions and related products and services for our customers that are competitive in the marketplace;

•

react on a timely basis to shifts in market demands and technological innovations, including shifts toward the desire of banks to provide digital-first experience to their customers in transactions and payments;

•

reduce costs, including the capital costs of financing ATM deployments and the cash costs of filling them with bailment cash, without creating operating inefficiencies or impairing product or service quality;

•	maintain competitive operating margins;

•	improve product and service delivery quality; and

•	effectively market and sell all of our solutions.

If we do not successfully integrate acquisitions or effectively manage alliance activities, we may not drive future growth.

As part of our overall solutions strategy, we have made, and intend to continue to make, investments in companies, solutions, services and technologies, either through acquisitions, investments, joint ventures or strategic alliances. These activities allow us to further our company strategy and provide us access to new technology or solutions that expand our offerings. Acquisitions and alliance activities inherently involve risks. The risks we may encounter include those associated with:

•

disruption to our business and the continued successful execution of our company strategy, goals and responsibilities, including but not limited to disruption of the Company’s growth, its ongoing shift to software and services, the work to increase recurring revenue and Adjusted free cash flow-unrestricted, and growth of our ATM-as-a-Service model;

•	increased capital and research and development expenses and resource allocation;

•

assimilation and integration of different business operations, corporate cultures, personnel, infrastructures (such as data centers) and technologies or solutions acquired or licensed, while maintaining quality, and designing and implementing appropriate risk management measures;

•	retention of key employees and talent associated with the acquired or combined business;

•	the incurrence of significant transaction fees and costs;

•	the potential for unknown liabilities within the acquired or combined business that we may not become aware of until after the completion of the acquisition; and

•	the possibility of conflict with joint venture or alliance partners regarding strategic direction, prioritization of objectives and goals, governance matters or operations.

There is risk that the integration, new technology or solutions, including, but not limited to expanded payment processing and entry into ATM-as-a-Service, may not perform as anticipated, may take longer than anticipated and may not meet estimated growth projections or expectations, or investment recipients may not successfully execute their business plans. Further, we may not achieve the projected efficiencies and synergies once we have integrated the business into our operations, which may lead to the impairment or write down of assets, and other additional costs not anticipated at the time of acquisition. In the event that these risks materialize, we may not be able to fully realize the benefit of our investments, and our operating results could be adversely impacted.

Our multinational operations, including in new and emerging markets, expose us to business and legal risks.

For the years ended December 31, 2022, 2021 and 2020, the percentage of our revenue from outside of the United States was 55%, 59% and 62%, respectively, and we expect our percentage of revenue generated outside the United States to continue to be significant. In addition, we continue to seek to further penetrate existing international markets, and to identify opportunities to enter into or expand our presence in developing and emerging markets. While we believe that our geographic diversity may help to mitigate some risks associated with geographic concentrations of operations, our ability to sell our solutions and manufacture internationally, including in new and emerging markets, is subject to risks, which include, among others:

•	the impact of ongoing and future economic and credit conditions on the stability of national and regional economies and industries within those economies;

•	political conditions and local regulations that could adversely impact demand for our solutions, our ability to access funds and resources, or our ability to sell products in these markets;

•	disruptions in transportation and shipping infrastructure;

•

the impact of natural disasters, catastrophic events, civil unrest, war and terrorist activity on supply chains, the economy or markets in general, or on our ability, or that of our suppliers, to meet commitments and, otherwise, continue to conduct our business in certain countries;

•	the impact of a downturn in the global economy, or in regional economies, on demand for our products;

•	competitive labor markets and increasing wages in markets that we operate in;

•	currency exchange rate fluctuations that could result in lower demand for our products as well as generate currency translation losses;

•	limited availability of local currencies to pay vendors, employees and third parties and to distribute funds outside of the country;

•	changes to global or regional trade agreements that could limit our ability to sell products in these markets;

•	the imposition of import or export tariffs, taxes, trade policies or import and export controls that could increase the expense of, or limit demand for our products;

•	changes to and compliance with a variety of laws and regulations that may increase our cost of doing business or otherwise prevent us from effectively competing internationally;

•	government uncertainty or limitations on the ability to enforce legal rights and remedies, including as a result of new, or changes to, laws and regulations;

•	intellectual property rights of third parties, and our intellectual property rights and scope of protection afforded by it in different countries;

•	implementing and managing systems, procedures and controls to monitor our operations in foreign markets;

•	changing competitive requirements and deliverables in developing and emerging markets;

•	longer collection cycles and the financial viability and reliability of contracting partners and customers; and

•	managing a geographically dispersed workforce, work stoppages and other labor conditions or issues.

In addition, as a result of our revenue generated outside of the United States, the amount of cash and cash equivalents that is held by our foreign subsidiaries continues to be significant. After the Tax Cuts and Jobs Act of 2017, in general we will not be subject to additional United States taxes if cash and cash equivalents and short-term investments held outside the United States are distributed to the United States in the form of dividends or otherwise. However, we may be subject to foreign withholding taxes, which could be significant.

BUSINESS OPERATIONS

Our business may be adversely impacted by domestic and global economic and credit conditions.

Our business is sensitive to the strength of domestic and global economic and credit conditions, particularly as they affect, either directly or indirectly, the financial sector of the economy. Economic and credit conditions are influenced by a number of factors, including political conditions, consumer confidence, unemployment levels, interest rates, tax rates, commodity prices and government actions to stimulate economic growth. The imposition or threat of protectionist trade policies or import or export tariffs, global and regional market conditions and spending trends in the financial and payment industries, new tax legislation across multiple jurisdictions, modified or new global or regional trade agreements, uncertainty over further potential changes in Eurozone participation and fluctuations in oil and commodity prices, among other things, have created a challenging and unpredictable environment in which to market the products and services of our various businesses across our different geographies and industries. A negative or unpredictable economic climate could create uncertainty or financial pressures that impact the ability or willingness of our customers to make capital expenditures, thereby affecting their decision to purchase or roll out our products or services or, especially with respect to smaller customers, to pay accounts receivable owed to NCR Atleos. Additionally, if customers respond to a negative or unpredictable economic climate by consolidation, it could reduce our base of potential customers. Negative or unpredictable global economic conditions also may have an adverse effect on our customers’ ability to obtain financing for the purchase of our products and services from third-party financing companies or on the number of payment processing transactions which could adversely impact our operating results.

The recent bank failures, during the first and second quarters of 2023, in addition to other global macroeconomic conditions, have caused a degree of uncertainty in the investor community and among bank customers, and could significantly impact the national, regional and local banking industry and the global business environment in which NCR Atleos operates. The Company does not believe that the circumstances of these bank failures are indicators of broader issues within the banking system. However, if there is a severe or prolonged economic downturn, it could result in a variety of risks to our business, including driving banking customers to tighten budgets and curtail spending, which would negatively impact our sales and business.

We are subject to certain significant risks and uncertainties from the payments-related business and industry, including the loss of revenue from decreased usage of our ATMs by users for their financial transactions or changes in the fees charged in connection with such transactions.

As a part of our overall strategy related to our payments-related business we may be subject to the following risks:

The proliferation of payment options and increasingly frictionless methods of payment other than cash, including credit cards, debit cards, stored-value debit cards, contactless, and mobile payments options, could result in a reduced need for cash in the marketplace and a resulting decline in the usage of our ATMs. The continued growth in electronic payment methods, such as mobile phone payments, contactless payments and card only self-service order and payment terminals could result in a reduced need for cash in the marketplace and ultimately, a decline in the usage of ATMs. Payment technologies, such as Venmo, Zelle, Square Cash, Facebook Messenger Payments, Apple Pay, virtual currencies such as Bitcoin or other new payment method preferences by consumers could reduce the general population’s need or demand for cash and adversely impact our ATM transaction volumes in the future.

NCR Atleos derives a significant portion of its revenues from ATM and financial services transaction fees, which could be reduced by a decline in the usage of ATMs, the ability to charge cardholders fees to use ATMs and the level of transaction fees received, or a decline in the number of ATMs that are operated by us, whether as a result of changes in consumer spending preferences, global economic conditions, or otherwise. Additionally, should banks or other ATM operators decrease or eliminate the fees they charge to users of their ATMs or otherwise offer free access to their networks, such action would make transactions at our ATMs comparatively more expensive to consumers and could adversely impact transaction volumes and revenue.

The majority of the electronic debit networks over which transactions are conducted require sponsorship by a bank, and the loss of any sponsors and/or the inability to find a replacement may cause disruptions to our operations. In each of the geographic markets, bank sponsorship is required in order to process transactions over certain networks. In all of the markets we serve, ATMs are connected to financial transaction switching networks operated by organizations such as Visa and MasterCard. The rules governing these switching networks require any company sending transactions through these networks to be a bank or a technical service processor that is approved and monitored by a bank. As a result, the operation of the ATM network in all of the markets we serve depends on the ability to secure these “sponsor” arrangements with financial institutions.

Non-compliance with established Electronic Funds Transfer (“EFT”) network rules and regulations could expose NCR Atleos to fines, penalties or other liabilities and could adversely impact results of operations. Additionally, new EFT network rules and regulations could require significant amounts of capital to remain in compliance with such rules and regulations. Transactions are routed over various EFT networks to obtain authorization for cash disbursements and to provide account balances. These networks primarily include Star, Pulse, NYCE, Cirrus (MasterCard), and Plus (Visa) in the United States, and LINK in the United Kingdom, among other networks. EFT networks set the interchange fees that they charge to the financial institutions, as well as the amounts paid to NCR Atleos. Interchange fees may be lowered in some cases at the discretion of the various EFT networks through which transactions are routed, or through potential regulatory changes, thus reducing future revenues and operating profits. Future changes in interchange rates, some of which we have minimal or no control over, could have a material adverse impact on business operations, cash flows and financial conditions. Additionally, EFT networks, including MasterCard and Visa, establish rules and regulations that ATM providers must comply with in order for member cardholders to use those ATMs. Failure to comply with such rules and regulations could result in penalties and/or fines, which could adversely impact our financial results.

The election by our merchant customers not to participate in the surcharge-free network offerings could impact the effectiveness of those offerings, which would adversely impact our financial results. Financial institutions that are members of the Allpoint network pay a fee in exchange for allowing their cardholders to use selected NCR Atleos-owned, managed and/or participating ATMs on a surcharge-free basis. The success of the Allpoint network is dependent upon the participation by our merchant customers in that network. In the event a significant number of our merchants elect not to participate in the Allpoint network, the benefits and effectiveness of the network would be diminished, thus potentially causing some of the participating financial institutions to not renew their agreements, terminate early, and/or trigger financial penalties, thereby having a negative impact on our business.

Errors or omissions in the settlement of merchant funds or in the vault cash reconciliations could damage relationships with customers and vault cash providers, respectively, and expose NCR Atleos to liability. NCR Atleos is responsible for maintaining accurate bank account information for certain merchant customers, financial institution customers and vault cash providers and accurate settlements of funds into these accounts based on the underlying transaction activity.

We maintain a significant amount of vault cash, which is necessary to operate our business, involves risk of loss and is subject to cost fluctuations based on interest rate movements.

There is a significant amount of vault cash within our ATMs, which is subject to potential loss due to theft, civil unrest or other events, including natural disasters. Any loss of vault cash from our ATMs is generally our responsibility. Third parties are also relied upon in the various regions to provide NCR Atleos with the cash required to operate many of the ATMs. If these third parties were unable or unwilling to provide the necessary cash to operate the ATMs, there would be a need to identify alternative sources of cash to operate the ATMs or we would not be able to operate this business. The willingness of financial institutions to provide vault cash to us depends, in part, on the capital classification given to such cash by regulators, any change to which may increase the cost of the vault cash or disincentivize financial institutions from cash rental products. Our existing vault cash rental agreements expire at various times, however, each provider has the right to demand the return of all or any portion of its cash at any time upon the occurrence of certain events. If our vault cash providers were to demand return of their cash or terminate their arrangements with us and remove their cash from our ATMs, or if they fail to provide us with cash as and when we need it for our operations, our ability to operate our ATMs would be jeopardized, and we would need to locate alternative sources of vault cash or potentially suffer significant downtime of our ATMs or significantly increased costs as a result of more frequent replenishments. In the event this was to happen, the terms and conditions of the new or renewed agreements could potentially be less favorable to us, which would adversely impact our results of operations. Furthermore, restrictions on access to cash to fill our ATMs could severely restrict our ability to keep our ATMs operating and could subject us to performance penalties under our contracts with our customers. A significant reduction in access to the necessary cash to operate our ATMs could have a material adverse impact on our business operations, cash flows and financial conditions.

Our vault cash rental expense is based primarily on floating interest rates. As a result, our vault cash rental costs are sensitive to change in interest rates. Although we currently hedge a portion of our vault cash interest exposure by using interest rate swaps, we may not be able to enter into similar arrangements for similar amounts in the future. Our currently high rental cash expense and any significant increases in interest rates could have a negative impact on our earnings and cash flow by increasing our operating costs and expenses.

In addition, the cash-in-transit business exposes NCR Atleos to risks beyond those experienced from the ownership and operation of ATMs. The cash-in-transit operation in the United Kingdom delivers cash to and collects residual cash from ATMs in that market. The cash-in-transit business exposes NCR Atleos to significant risks, including the potential for cash-in-transit losses, employee theft, as well as claims for personal injury, wrongful death, worker’s compensation, punitive damages, and general liability. While we maintain insurance coverage, there can be no assurance that our insurance coverage will be adequate to cover potential liabilities related to our cash-in-transit business or that insurance coverage will remain available at costs that are acceptable to us. The availability of quality and reliable insurance coverage is an important factor in our ability to successfully operate this aspect of our operations. A loss claim for which insurance coverage is denied or that is in excess of our insurance coverage could have a material adverse effect on our business, financial condition and results of operations and cash flows.

If we do not retain key employees, or attract quality new and replacement employees, we may not be able to meet our business objectives.

Our employees are vital to our success, including the successful transformation of the Company into a software- and services-led business. Therefore, our ability to retain our key business leaders and our highly skilled software development, technical, sales, consulting and other key personnel, including key personnel of acquired businesses, is critical. Maintaining an inclusive culture and work environment is an important factor in attracting employees and retention. The market for highly skilled workers and leaders in our industry is extremely competitive, and we may need to invest significant amounts of cash and equity to attract and retain new employees. We may never realize returns on these investments. Key employees may decide to leave NCR Atleos for other opportunities or may be unavailable for health or other reasons. Changes of key business leaders could be disruptive to our business or delay the execution of our strategy, and as a result could cause fluctuation in our stock price. In addition, as our business model evolves, we may need to attract employees with different skill sets, experience and attributes to support that evolution. If we are unable to retain our key personnel, or we are unable to attract highly qualified new and replacement employees by offering competitive compensation, secure work environments, and leadership opportunities now and in the future, our business and operating results could be adversely impacted.

Defects, errors, installation difficulties or development delays could expose us to potential liability, harm our reputation and adversely impact our business.

Many of our products are sophisticated and complex and may incorporate third-party hardware and software. Despite testing and quality control, we cannot be certain that defects or errors will not be found in our products. If our products contain undetected defects or errors, or otherwise fail to meet our customers’ expectations, we could face the loss of customers, liability exposure and additional development costs. If defects or errors delay product installation or make it more difficult, we could experience delays in customer acceptance, or if our products require significant amounts of customer support, it could result in incremental costs to us. In addition, our customers who license and deploy our software may do so in both standard and non-standard configurations in different environments with different computer platforms, system management software and equipment and networking configurations, which may increase the likelihood of technical difficulties. Our products may be integrated with other components or software, and, in the event that there are defects or errors, it may be difficult to determine the origin of such defects or errors. Additionally, damage to, or failure or unavailability of, any significant aspect of our cloud hosting facilities could interrupt the availability of our cloud offerings, which could cause disruption for our customers, and, in turn, their customers, and expose us to liability. If any of these risks materialize, they could result in additional costs and expenses, exposure to liability claims, diversion of technical and other resources to engage in remediation efforts, loss of customers or negative publicity, each of which could adversely impact our business operations, cash flows and financial conditions.

If third-party suppliers upon which we rely are not able to fulfill our needs, our ability to timely bring our products to market could be affected.

There are a number of vendors providing the services and producing the parts and components that we utilize in or in connection with our products. However, there are some services and components that are licensed or purchased from single sources due to price, quality, technology, functionality or other reasons. For example, we depend on transaction processing services from Accenture, computer chips and microprocessors from Intel and operating systems from Microsoft. Certain parts and components used in the manufacturing of our ATMs and the manufacturing process of ATMs themselves are supplied by single sources. In addition, there are a number of key suppliers for our businesses that provide us with critical products for our solutions. If we were unable to secure the necessary services or maintain current demand, including contract manufacturing, parts, software, components or products from a particular vendor, and we had to find an alternative supplier, our new and existing product shipments and solution deliveries, or the provision of contracted services, could be delayed, adversely impacting our business and operating results.

We have, from time to time, formed alliances with third parties that have complementary products, software, services and skills. These alliances represent many different types of relationships, such as outsourcing arrangements to manufacture hardware and subcontract agreements with third parties to perform services and provide products and software to our customers in connection with our solutions. For example, we rely on third parties for cash replenishment services for our ATM products. These alliances introduce risks that we cannot control, such as nonperformance by third parties and difficulties with or delays in integrating elements provided by third parties into our solutions. Lack of information technology infrastructure, shortages in business capitalization, and manual processes and data integrity issues, particularly with smaller suppliers can also create product time delays, inventory and invoicing problems, and staging delays, as well as other operating issues. The failure of third parties to provide high-quality products or services that conform to required specifications or contractual arrangements could impair the delivery of our solutions on a timely basis, create exposure for non-compliance with our contractual commitments to our customers and impact our business and operating results. Also, some of these third parties have access to confidential NCR Atleos and customer data, personal data, and sensitive data, the integrity and security of which are of significant importance to the Company.

A major natural disaster or catastrophic event could have a materially adverse effect on our business, financial condition and results of operations, or have other adverse consequences.

Our business, financial condition, results of operations, access to capital markets and borrowing costs may be adversely impacted by technical or labor difficulties, labor shortages, transportation-related shortages, supply chain constraints, a major natural disaster or catastrophic event, including civil unrest, geopolitical instability, war, terrorist attack, pandemics or other (actual or threatened) public health emergencies such as the COVID-19 outbreak and the conflict in Ukraine and the related global response, or other events beyond our control, and measures taken in response thereto. Our Company and many of our suppliers have faced challenges with workforce safety and availability, labor and wage inflation, a changing workforce, and component availability and supply cost escalations, including materials, labor and freight.

Although we expect conditions relating to COVID-19 will continue to improve, the COVID-19 pandemic has caused, and if conditions deteriorate again, could create, significant volatility and uncertainty and economic and financial market disruption. If conditions related to the pandemic were to deteriorate (whether due to the emergence of new variants or otherwise), we expect that parts of our business could again suffer negative impacts from the pandemic. For example, local governmental restrictions and public perceptions of the risks associated with the COVID-19 pandemic caused some consumers to avoid or limit gatherings in public places or social interactions, which adversely impacted the businesses of many of our customers due to physical store or restaurant closures, the willingness of our customers to make capital expenditures or pay accounts receivable, the ability of our customers to obtain financing for the purchase of our solutions, or the amount of disposable income available to consumers, and we expect that if such restrictions or public perceptions were to appear again in connection with any worsening of conditions in connection with COVID-19, this may adversely impact the businesses of our customers and our business. During the COVID-19 outbreak our Company and many of our suppliers also faced challenges with workforce safety and availability, labor and wage inflation, a changing workforce, and component availability and supply cost escalations, including materials, labor and freight, and a worsening of COVID-19 conditions could again adversely impact our ability to maintain a safe and cost-effective workforce and supply chain. In addition, our manufacturing and distribution facilities are located in areas that have been affected by the pandemic. An outbreak of COVID-19 at one or more of our facilities, or those of our contractors or suppliers, or in an area in which our facilities or those of our contractors or suppliers are located, could cause shutdowns of facilities and a reduction in our workforce, whether as a result of government mandate or our own actions or the actions of our suppliers to protect the health and safety of personnel, which could dramatically affect our ability to operate our business and our financial results.

Our historical and ongoing manufacturing activities subject us to environmental exposures.

Our facilities and operations are subject to a wide range of environmental protection laws, and we have investigatory and remedial activities underway at a number of facilities that we currently own or operate, or formerly owned or operated, to comply, or to determine compliance, with such laws. In addition, our products are subject to environmental laws in a number of jurisdictions. Given the uncertainties inherent in such activities, there can be no assurances that the costs required to comply with applicable environmental laws will not impact future operating results. NCR has also been identified as a potentially responsible party in connection with certain environmental matters, including the Kalamazoo River matter, as discussed further herein in the section titled “Business – Legal Proceedings”. Pursuant to the separation and distribution agreement (further described in the section of this information statement entitled “Certain Relationships and Related Transactions”), the liabilities for these and other environmental matters will be shared between NCR and NCR Atleos. A potential increase in the liabilities of NCR with respect to such matters, or any separate finding of liability of NCR Atleos with respect to environmental protection laws, could adversely impact our cash flows and results of operations, and such impacts may be material.

Climate change could adversely impact our business long-term.

Global climate change may have an increasingly adverse impact on NCR Atleos’s business continuity and our ability to keep our employees safe and provide for our customers. NCR Atleos considers potential risks related to weather as part of its operations strategy and has business continuity and disaster recovery plans in place.

However, they may not adequately protect us from serious disasters and adverse impacts. In addition, climate change events could have an impact on critical infrastructure in the United States and internationally, which has the potential to disrupt our business, our third-party suppliers, or the business of our customers and partners. They may also cause us to experience higher losses, attrition and additional costs to maintain or resume operations.

We have operations all over the world and our sites in California, Texas, Florida, and India are particularly vulnerable to climate change effects. The west coast of the United States has recently experienced historic wildfires; a winter storm in Texas led to massive power outages; and multiple hurricanes formed over the gulf coast as well as a typhoon in the Philippines—all of which caused significant destruction to the affected regions. We anticipate that similar weather events will continue to bring significant annual destruction in vulnerable areas. In India, extreme temperatures and increased cyclones’ frequency could interrupt our business continuity arrangements. The long-term effects of climate change could have significant repercussions for the global economy and cause significant financial and physical damages to NCR Atleos.

Data protection, cybersecurity and data privacy issues could adversely impact our business.

Our products and services, including our cloud and hosted solutions as well as our payments and networking solutions, facilitate financial and other transactions for the customers in the industries we serve. As a result, we collect, use, transmit and store certain of the transaction, Bitcoin, cardholder information, private keys, and personal data of our customers and end-users. We also have access to transaction and personal data of our customers and their customers through or in the course of servicing our products or third-party products. Additionally, we collect, use and store personal data of our employees and the personnel of our business partners, such as resellers, suppliers and contractors, in the ordinary course of business. While we have programs and measures in place designed to protect and safeguard this data, and while we have implemented access controls designed to limit the risk of unauthorized use or disclosure by employees and contractors, the techniques used to obtain unauthorized access to this data are complex and changing, as are the underlying objectives of the attacker, like targeted business disruption, financial impact, intellectual property theft and unauthorized use, political motives, or sophisticated nation-state sponsored and organized cyber-criminal activity, and may be difficult to detect for long periods of time. An attack, disruption, intrusion, denial of service, theft or other breach, or an inadvertent act by an employee or contractor, could result in unauthorized access to, or disclosure of, this data, resulting in claims, costs and reputational harm that could adversely impact our operating results. We may also detect, or may receive notice from third parties (including governmental agencies) regarding potential vulnerabilities in our information technology systems, our products, or third-party products used in conjunction with our products or our business. In the course of our business activities, NCR Atleos contracts with numerous suppliers, vendors and resellers who may experience a cybersecurity, data protection or privacy issue that could adversely impact our operating results. Even if these potential vulnerabilities do not result in a data breach, their existence can adversely impact marketplace confidence and reputation. To the extent such vulnerabilities require remediation, such remedial measures could require significant resources and may not be implemented before such vulnerabilities are exploited. As the landscape evolves, we may also find it necessary to make significant further investments to protect information and infrastructure.

Like most companies, NCR Atleos is regularly the subject of attempted cyberattacks, which may involve personal data. Most such attacks are detected and prevented by the Company’s various information technology and data protections, including but not limited to firewalls, intrusion prevention systems, denial of service detection, anomaly based detection, anti-virus/anti-malware, endpoint encryption and detection and response software, Security Information and Event Management system, identity management technology, security analytics, multi-factor authentication and encryption. There can be no assurance that our protections will always be successful and any failure could result in loss, disclosure, theft, destruction or misappropriation of, or access to, our confidential information and cause disruption of our business, damage to our reputation, legal exposure and financial losses .

The Company has established relationships with cybersecurity firms and internal cybersecurity experts, which it engages in connection with certain suspected incidents. The costs arising from those engagements, which depending on the incident may include both investigatory and remedial efforts, have not to date been material to the Company. The Company also regularly undergoes evaluation of its protections against incidents, including both self-assessments and expert third-party assessments, and it regularly enhances those protections, both in response to specific threats and as part of the Company’s efforts to stay current with advances in cybersecurity defense. When the Company experiences a confirmed cybersecurity incident it generally performs root cause analyses and in appropriate instances will implement additional controls based on those analyses. There can be no assurance that the Company or its cybersecurity consultants will be able to prevent or remediate all future incidents or that the cost associated with responding to any such incident will not be significant.

The personal information and other data that we process and store also are subject to data security and data privacy obligations and laws of many jurisdictions, which are growing in complexity and sophistication as data becomes more enriched and technology and the global data protection landscape evolves. These laws may provide a private right of action for individuals alleging a breach of privacy rights, including for example the Illinois Biometric Information Privacy Act (“BIPA”). These laws may also conflict with one another, and many of them are subject to frequent modification and differing interpretations. The laws impose a significant compliance burden and include, for example, the European Union’s (“EU”) General Data Protection Regulation (“GDPR”), the California Consumer Privacy Act and the Brazilian General Data Protection Law. Complying with these evolving and varying standards could require significant expense and effort, and could require us to change our business practices or the functionality of our products and services in a manner adverse to our customers and our business. In addition, violations of these laws can result in significant fines, penalties, claims by regulators or other third-party lawsuits alleging significant damages, and damage to our brand and business. The GDPR, for example, includes fines of up to €20 million or up to 4% of the annual global revenues of the infringer for failure to comply, and grants corrective powers to supervisory authorities including the ability to impose a limit on processing of personal data. The laws also cover the transfer of personal, financial and business information, including transfers of employee information between us and our subsidiaries, across international borders. As another example, the Illinois BIPA provides aggrieved plaintiffs the ability to recover $1,000 for each unauthorized scan of biometric data, and $5,000 for each scan found to be in willful disregard of the statute.

FINANCE & ACCOUNTING

We will incur significant indebtedness in connection with the spin-off, and the degree to which we will be leveraged following completion of the distribution may materially and adversely impact our business, financial condition and results of operations.

NCR Atleos is expected to complete one or more financing transactions on or prior to the completion of the spin-off. As a result of such transactions, NCR Atleos anticipates having approximately $2,935 million of indebtedness outstanding upon completion of the spin-off with an additional $500 million of borrowings available under a senior secured revolving credit facility. NCR Atleos may also incur additional indebtedness in the future. This significant amount of debt could:

•	require us to dedicate a substantial portion of our cash flow to the payment of principal and interest, thereby reducing the funds available for operations and future business opportunities;

•

make it more difficult for us to satisfy our obligations with respect to our outstanding debt, including any obligations to repurchase such debt under any indentures following the occurrence of certain changes in control;

•

limit our ability to borrow money or otherwise enter into financing arrangements that would provide us with additional capital if needed for other purposes, including working capital, capital expenditures, debt service requirements, acquisitions and general corporate purposes, on satisfactory or favorable terms or at all;

•	limit our ability to adjust to changing economic, business and competitive conditions;

•	place us at a competitive disadvantage with competitors who may have less indebtedness or greater access to financing or access to financing on preferential terms;

•	make us more vulnerable to an increase in interest rates, a downturn in our operating performance or a decline in the credit and financial markets, general economic, business and other conditions; and

•	make us more susceptible to adverse changes in our credit ratings, which could impact our ability to obtain financing in the future and increase the cost of such financing.

If compliance with our obligations under our debt and other financing agreements materially limits our financial or operating activities, or hinders our ability to adapt to changing industry conditions, we may lose market share, our revenue may decline and our operating results may be adversely impacted.

In addition, the documents governing NCR Atleos’s indebtedness may include financial or other covenants that could restrict or limit its financial and business operations. Such covenants may restrict or otherwise limit our ability and the ability of our subsidiaries to, among other things:

•	incur additional indebtedness;

•	create liens on, sell or otherwise dispose of, our assets;

•	engage in certain fundamental corporate changes or changes to our business activities;

•	make certain investments or material acquisitions;

•	engage in sale-leaseback or hedging transactions;

•	repurchase our common stock, pay dividends or make similar distributions on our capital stock;

•	repay certain indebtedness;

•	engage in certain affiliate transactions; and

•	enter into agreements that restrict our ability to create liens, pay dividends or make loan repayments.

NCR Atleos has not yet entered into definitive agreements with respect to the indebtedness it will incur in connection with the spin-off, and, accordingly, the expected terms of such indebtedness described in this information statement are subject to change and such changes may be material. Changes may be made as a result of macroeconomic, industry, market and other conditions. No assurance can be given whether such financing arrangements will occur in the anticipated time frame on favorable terms, or at all.

To the extent that the terms of NCR Atleos’s expected indebtedness change from those described herein, and NCR Atleos incurs additional indebtedness or incurs indebtedness on terms less favorable to it than it currently expects, the foregoing risks could increase. In addition, NCR Atleos’s actual cash requirements in the future may be greater than expected, requiring it to incur additional debt or raise additional funds. However, debt or equity financing may not be available to NCR Atleos on terms acceptable or favorable to NCR Atleos, if at all, and will depend on a number of factors, many of which are beyond NCR Atleos’s control, such as the state of the credit and financial markets and other economic, financial and geopolitical factors.

NCR Atleos’s ability to make payments on and to refinance any indebtedness, if applicable, will depend on its ability to generate cash in the future from operations, financings or asset sales. NCR Atleos’s ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond NCR Atleos’s control. The capital markets have experienced a period of increased volatility, which could impact any refinancing efforts or the terms thereof. If NCR Atleos is not able to repay or refinance its debt as it becomes due, NCR Atleos may be forced to sell assets or take other actions. In addition, NCR Atleos’s ability to withstand competitive pressures and react to changes in NCR Atleos’s industry could be impaired by its debt service obligations. Upon the occurrence of certain events of default under any agreements governing NCR Atleos’s indebtedness, the holders of such debt may, in some cases, elect to accelerate amounts due thereunder, which could potentially trigger a default or acceleration of NCR Atleos’s other debt.

Despite any indebtedness we incur in connection with the spin-off, we may still incur substantially more debt, including secured debt, and similar liabilities, which would increase the risks described in these risk factors relating to indebtedness.

Although the agreements governing our debt are expected to include restrictions on our ability to incur additional debt, those agreements are not expected to prohibit us from incurring additional debt or pursuing other financing arrangements. As a result, the amount of additional debt and other obligations that we could incur could be substantial. In addition, certain types of liabilities are not expected to be considered “Indebtedness” under agreements governing our debt. Accordingly, to the extent permitted under our agreements governing our debt, we could incur significant additional debt, liabilities or similar obligations in the future, some of which could constitute secured debt (such as additional debt under any credit agreement). In addition, if we form or acquire any subsidiaries in the future, those subsidiaries also could incur debt or similar liabilities. If new debt or similar liabilities are added to our current debt levels, the related risks that we now face could increase.

We may, from time to time, seek to opportunistically refinance, amend, reprice and/or otherwise replace any of our debt, obtain additional debt financing or enter into other financing arrangements, reduce or extend our debt, lower our interest payments or the cost of capital available to us under certain types of financing arrangements, or otherwise seek to improve our financial position or the terms of our debt or other financing agreements. These actions may include open market debt repurchases, negotiated repurchases, or other repayments, redemptions or retirements of our debt or other financing arrangements. The amount of debt that may be borrowed or issued, refinanced, and/or repurchased, repaid, redeemed or otherwise retired, if any, will depend on market conditions, trading levels of our debt, our cash position, compliance with our debt covenants and other considerations. Any such actions could impact our financial condition or results of operations.

If we are unable to continue to access or renew financing sources and obtain capital, our ability to maintain and grow our business may be adversely impaired.

Upon completion of the spin-off, we will use debt and other sources of financing to maintain and grow our business. There can be no assurance that we will be able to enter into or renew our credit facilities after their maturity dates on acceptable terms, or at all, or that we will be able to obtain additional or replacement financing on acceptable terms or at all. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit, our financial position, our results of operations, and the capacity for additional borrowing or other forms of financing under our existing financing arrangements. If our various financing alternatives were to become limited or unavailable, we may be unable to maintain or grow our business and our operations could be materially adversely impacted.

Our cash flows may not be sufficient to service our indebtedness, and if we are unable to satisfy our obligations under our indebtedness, we may be required to seek other financing alternatives, which may not be successful.

Our ability to make timely payments of principal and interest on our debt obligations depends on our ability to generate positive cash flows from operations, which is subject to general economic conditions, competitive pressures and certain financial, business and other factors, which may include factors beyond our control. If our cash flows and capital resources are insufficient to make these payments, we may be required to seek additional financing sources, reduce or delay capital expenditures, sell assets or operations or refinance our indebtedness. These actions could have an adverse effect on our business, financial condition and results of operations. In addition, we may not be able to take any of these actions, and, even if successful, these actions may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our outstanding indebtedness will depend on, among other things, the condition of the capital markets and our financial condition at such time. There can be no assurance that we will be able to restructure or refinance any of our indebtedness on commercially reasonable terms or at all. If we cannot make scheduled payments on our debt, we will be in default and the outstanding principal and interest on our debt could be declared to be due and payable, in which case we could be forced into bankruptcy or liquidation or required to substantially restructure or alter our business operations or debt obligations.

The agreements governing certain of our indebtedness are expected to provide that our borrowings will bear interest at a variable rate which would subject us to interest rate risk, which could cause our debt service obligations or other costs of capital to increase significantly.

Our borrowings under certain of the agreements governing our debt are expected to be priced using variable rates of interest and expose us to interest rate risk. Market interest rates have increased over the past several years and may continue to increase as a result of action by the U.S. Federal Reserve and other factors, and as a result, variable-rate debt will create higher debt service requirements, which would adversely affect our cash flow. If interest rates increase, our debt service obligations on this variable rate indebtedness would increase even if the amount borrowed were to remain the same. Although we may enter into interest rate swaps or similar instruments to reduce interest rate volatility in connection with our variable rate financing arrangements, we cannot provide assurances that we will be able to do so or that such swaps or instruments will be effective.

The terms governing our trade receivables facility, including the length of term, financial and other covenants, and obligations to remit collections on the sold receivables could restrict or otherwise limit our financial and business operations.

We expect to be party to a trade receivables facility to allow, among other things, one of our wholly-owned, bankruptcy remote special purposes entities (an “SPE”) to sell to PNC Bank, National Association and other participating financial institutions an undivided ownership interest in a portion of the trade receivables owned by such SPE, in an amount not to exceed approximately $120 million at any point in time. The trade receivables facility is expected to have a term of two years and to contain customary termination events, including termination events that are based on the performance of the pool of receivables, including the pool’s satisfaction of certain financial tests relating to the three-month rolling average ratios of defaults, delinquencies, dilution and days’ sales outstanding. If we enter into and in the future fail to renew our trade receivable facility or if a termination event occurs and we are unable to obtain a waiver or amendment from the applicable purchasers, we would be required to continue remitting collections to the purchasers until the facility was terminated, and we would no longer benefit from the liquidity provided to us by the ability to sell our receivables. Such a result could adversely impact the cash that we have available to use in our financial and business operations. A termination event under the trade receivables facility may also result in an event of default or a termination event under other agreements containing related cross-default provisions.

A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may increase our future capital costs and reduce our access to capital.

Any rating assigned to our debt could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing or capital from other financing arrangements.

Our pension liabilities could adversely impact our liquidity and financial condition.

Pursuant to the employee matters agreement, NCR Atleos will assume sponsorship of the NCR United States (“U.S.”) pension plan and will assume or retain certain other non-U.S. pension plans (which are not fully-funded). In connection with NCR Atleos’s assumption or retention of the NCR pension plans, as applicable, NCR Atleos will be responsible for the funding of all benefit obligations under the plans, including the obligation to make any cash contributions required by law. As of December 31, 2022, the funded status of NCR’s U.S. pension plan was an underfunded position of $407 million, and the funded status of the non-U.S. pension plans dedicated to the NCR Atleos businesses was a funded position of $148 million. Although NCR has taken several actions to improve the funded status of benefit obligations under the pension plans (including rebalancing the United States and international plan assets in order to reduce volatility, making several discretionary contributions to the pension plans and, from time to time, taking de-risking actions, such as plan settlements), the remaining underfunded pension obligation continues to require ongoing cash contributions, which will be the responsibility of NCR Atleos going forward. The underfunded pension obligation also may be affected by future asset transfers and settlements relating to the pension plans.

In addition, certain of the pension plan assets remain subject to financial market risk, and our actuarial and other assumptions underlying the expected future benefit payments, long-term expected rate of return and future funding expectations for the pension plans depend on, among other things, interest rate levels and trends and capital market expectations. Further volatility in the performance of financial markets, changes in any of these actuarial assumptions or changes in regulations regarding minimum funding requirements could require material increases to our expected cash contributions to the pension plans in future years.

We may be required to write down the value of certain significant assets, which would adversely impact our operating results.

We have a number of significant assets on our balance sheet as of December 31, 2022 and the value of these assets can be adversely impacted by factors related to our business and operating performance, as well as factors outside of our control. We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. See Note 5 to the Audited Combined Financial Statements set forth herein. Our deferred tax assets, net of valuation allowances, totaled approximately $198 million and $209 million as of December 31, 2022 and 2021, respectively. We regularly review our deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. If we are unable to generate sufficient future taxable income, if there is a material change in the actual effective tax rates or if there is a change to the time period within which the underlying temporary differences become taxable or deductible, then we could be required to increase our valuation allowance against our deferred tax assets, which could result in a material increase in our effective tax rate.

NCR Atleos has previously recorded valuation allowances related to certain deferred tax assets due to the uncertainty of the ultimate realization of the future benefits from those assets. The recorded valuation allowances cover deferred tax assets, primarily tax loss carryforwards and foreign tax credits, in tax jurisdictions where there is uncertainty as to the ultimate realization of those tax losses and credits. If we are unable to generate sufficient future taxable income of the proper source in the time period within which the temporary differences underlying our deferred tax assets become deductible, or before the expiration of our loss and credit carryforwards, additional valuation allowances could be required in the future.

LAW & COMPLIANCE

A failure or inability to protect our intellectual property, and other issues related to our and third party intellectual property, especially third party intellectual property infringement claims, could have a material and adverse effect on our business, results of operations and financial condition.

Our continuing ability to be a leading provider in our industry could be adversely impacted if we do not protect our intellectual property. It is critical to our strategy, and the benefits provided by our innovations and technologies, that we protect and can leverage and rely on our intellectual property, including our intellectual property rights. We protect our intellectual property, including our innovations and technologies, through intellectual property rights, including patents, copyrights, trademarks and trade secret rights. While we have numerous patents which cover various areas, we are not able to patent all of our innovations and technologies. In addition, it can take multiple years to receive a patent. We primarily rely on our copyrights and trade secret rights, provided under the laws of the U.S. and internationally, to protect our innovations and technologies.

Despite our efforts to protect our innovations and technologies through intellectual property rights and our processes and procedures, such laws, processes and procedures may be insufficient, breached or otherwise fail to prevent unauthorized use, infringement, misappropriation or disclosure of our intellectual property, and such laws, processes and procedures may not provide adequate protection or remedies. It is also possible that third parties can independently develop, obtain or use similar innovations and technologies. To the extent we are not successful in protecting our intellectual property or such protection is insufficient, our business could be adversely impacted.

Protecting our intellectual property through patents and other intellectual property rights is expensive and time-consuming, which can impact our ability to obtain such protection by certain of those rights, for example, through patents. As such, we may not be able to obtain protection, including through certain such rights, for some of our intellectual property. Where we are successful, it is expensive to maintain certain intellectual property rights, such as in the case of patents, which may impact our ability to maintain them, and they can be more limited than desired. Current and possible future changes to U.S. or foreign intellectual property laws and regulations, or interpretations of them, may harm our ability to obtain protection of our intellectual property, impact, or jeopardize the enforceability, validity or scope of our intellectual property rights. This along with other legal and business reasons could result in our inability to enforce, or impact the enforcement of, our intellectual property rights (including in view of the patent portfolio of third parties). We may be unable to obtain trademark protection, including trademark registrations, for our products or services and associated brands, and our existing and future trademarks may not provide us with competitive advantages or distinguish our products or services from those of our competitors. In addition, our trademarks, including registrations and applications to register them, may be contested or found to be weak, unenforceable or invalid, and we may not be able to prevent third parties from using, infringing or otherwise violating them.

We will not always be able to ensure we have sufficient protection for, or sufficiently protect, our intellectual property where, for example, where we fail to expect or detect unauthorized use of our intellectual property. Intellectual property protection may not be available in every country in which we do business, and the laws and regulations in countries outside of the U.S. where we do business or may do business in the future may not recognize intellectual property rights or protect them as would be done under the laws and regulations of the U.S.

Various factors outside our control pose a threat to our intellectual property. We may fail to obtain or be able to maintain effective or sufficient intellectual property protection, and some of our intellectual property rights may be challenged, resulting in reduced protection or being declared unenforceable or invalid. The time and cost required to defend our intellectual property rights can be substantial. There can be no assurance our intellectual property rights will be sufficient to prevent third parties from offering competitive products or services or that unauthorized third parties will not attempt to copy them or our intellectual Property, including our innovations or technologies, or use, misappropriate or disclose information that we consider confidential or proprietary. It is possible for third parties, including our competitors, to obtain patents relating to products, services, innovations and technologies that overlap or compete with ours and for such third parties to assert, and third parties have in the past asserted, that our products, services, innovations and technologies infringe their patents. Even though we may hold patents covering our products, services, innovations and technologies, it is possible for such third party patents to effectively block the use of our products, services, innovations and technologies. In such cases, those third parties can seek to charge us a licensing fee or preclude the use of our products or services and file suit against us. Additionally, unauthorized third parties may try to copy or reverse engineer our products, services or intellectual property or otherwise obtain, misappropriate or use our intellectual property and other information that we regard as confidential or proprietary to create products and services that compete with ours.

Failure to obtain or maintain protection of our confidential information (including know-how and trade secrets), for example, through public disclosure (including by third parties), could harm our competitive position and materially and adversely impact our business, results of operations and financial condition. Given the importance and our reliance on our intellectual property and its protection, we also rely in part on non-disclosure or confidentiality agreements with parties who have access to our confidential information, including employees, contractors and other third parties, which place restrictions on the disclosure and use of our intellectual property. We also enter into intellectual property assignment agreements with our employees, contractors and consultants. We cannot guarantee that we have entered into such agreements with all parties necessary to protect our intellectual property or that they will adhere to our confidentiality agreements. Individuals not subject to intellectual property assignments or other agreements assigning intellectual property to us may make adverse ownership claims to our intellectual property. Additionally, these agreements may be insufficient, limited or, even, declared invalid by certain current or future laws or regulations, or breached, or this intellectual property may be disclosed or become known to third parties, including our competitors, which could cause the loss of this intellectual property. We may not be able to obtain adequate remedies for such disclosure or breaches. The loss of trade secret and other confidential information protection could make it easier for third parties to compete with our products and services by copying our innovations and technologies, including features and functionality. To the extent our employees, contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to our rights in such intellectual property (including our rights to use such intellectual property) or our rights in related or resulting intellectual property, including innovations, technologies and know-how.

To address infringement or misappropriation of our intellectual property, we may need to file lawsuits, which can be expensive, time consuming and distracting to management and the business. Our efforts to enforce our intellectual property rights in this manner may be met with defenses, counterclaims and countersuits attacking the enforceability and validity of our intellectual property rights. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. From time to time, we receive notices and other communications from third parties, including our customers, regarding third-party claims of infringement of patents or other intellectual property rights. In response to those notices, in appropriate situations, we may have to use our patents (or, potentially, other intellectual property rights) in our defense of such claims, subjecting them to the foregoing risks.

A large number of patents and other intellectual property rights exist in our industry. As a result, allegations and disputes related to these rights are asserted by, or arise in conjunction with, both practicing and non-practicing entities (often referred to as “patent trolls”) and other individuals or entities who claim to own intellectual property rights alleged to cover our products or services. As such, such individuals and entities may bring associated intellectual property infringement claims and lawsuits against us. Because we provide specific indemnification to our customers with respect to claims of intellectual property infringement against the products and services we provide to them, we also (i) receive demands by our customers to defend and indemnify them with respect to intellectual property infringement claims and lawsuits brought by a third party involving our products or services, and (ii) defend ourselves in connection with such demands from our customers. The frequency of these claims and lawsuits could increase. While we have a significant patent portfolio that might prove effective in deterring intellectual property infringement claims and lawsuits brought against us by practicing entities, including competitors, that portfolio may provide little deterrence against intellectual property infringement claims and lawsuits brought by non-practicing entities. This risk may be amplified if the frequency of intellectual property infringement claims and lawsuits brought by non-practicing entities increases.

Whether intellectual property infringement claims, including by customers for indemnification, have merit or not, they may require significant resources and expenses to analyze, address and defend, and can be disruptive to our business. We may not prevail in a dispute or litigation related to an intellectual property infringement claim, and damages in a successful intellectual property infringement case (including resulting from an indemnity claim from one of our customers) can be significant and can be trebled if the infringement is found to be willful. In certain circumstances, we could be subject to an injunction that might adversely impact our business. In particular, an injunction could limit our ability to provide one or more of our products and services to the extent we are unable to develop non-infringing alternatives or obtain, if available at all, a license for them. It could lead us to having to enter into a fee bearing, such as a royalty bearing, licensing agreement that we would not normally find reasonable or acceptable; cause a delay to the development of our products or services; require us to stop selling all or a portion of our products and services; require us to redesign at least certain products or services or components of them using alternative non-infringing technologies, processes or practices, which could require significant effort and expense. Accordingly, an adverse outcome in an intellectual property infringement case (including one resulting from our indemnification of one of our customers) may expose us to a loss of our competitive position or expose us to significant liabilities (including costs and damages). Any of the foregoing could materially and adversely impact our business, results of operations and financial condition.

Many of our offerings rely on innovations and technologies developed by third parties. If we are unable to continue to obtain licenses and rights for such innovations and technologies or substitutes for them, our business could be adversely impacted.

Changes to our tax rates and additional income tax liabilities could impact profitability.

We are a United States based multinational company subject to income taxes in the United States and a significant number of foreign jurisdictions. Our domestic and international tax liabilities are dependent on the distribution of our earnings across different jurisdictions, and our provision for income taxes and cash tax liability could be adversely impacted if the distribution of earnings is higher than expected in jurisdictions with higher statutory tax rates.

In addition, changes in United States or foreign tax laws and regulations, which have become more frequent in recent years, or tax rulings could affect our financial position and results of operations. For example, in light of continuing global fiscal challenges, various levels of government and international organizations such as the Organization for Economic Co-operation and Development (“OECD”) and EU are increasingly focused on tax reform and other legislative or regulatory action to increase tax revenue and establish minimum levels of corporate income tax. These tax reform efforts, such as the OECD-led Base Erosion and Profit Shifting project (“BEPS”), are designed to ensure that corporate entities are taxed on a larger percentage of their earnings. Although some countries have passed tax laws based on findings from the BEPS project, the final nature, timing and extent of any such tax reforms or other legislative or regulatory actions is unpredictable, and it is difficult to assess their overall effect. Additionally, tax law changes that could significantly reduce or limit our ability to utilize our deferred tax assets could have a material impact on our tax rate and cash tax payments. Any of these potential changes could increase our effective tax rate, increase cash tax payments and adversely impact our financial results.

We are also subject to ongoing audits of our income tax returns in various jurisdictions both in the United States and internationally and could be subject to additional audits focusing on transfer pricing. While we believe that our tax positions will be sustained, the outcomes of such audits could result in the assessment of additional taxes, which could adversely impact our cash flows and financial results.

In the normal course of business, we are subject to proceedings, lawsuits, claims and other matters, the outcomes of which are not predictable and could result in material and adverse impacts on our operating results and financial position; we are also subject to diverse and complex laws and regulations which are rapidly changing and subject to many possible changes in the future and may create a substantial burden on us, and substantially increase costs to our organization or could have an impact on our future operating results.

In the normal course of business, we are subject to proceedings, lawsuits, claims and other matters, including, for example, those that relate to the environment, health and safety, labor and employment, employee benefits, import/export compliance, intellectual property, data privacy and security, payments services (including payment processing and settlement services), cryptocurrency, product liability, commercial disputes and regulatory compliance, among others. Because such matters are subject to many uncertainties, their outcomes are not predictable and we must make certain estimates and assumptions in our financial statements. Additionally, we are subject to diverse and complex laws and regulations, including those relating to corporate governance, public disclosure and reporting, environmental safety and the discharge of materials into the environment, product safety, import and export compliance, data privacy and security, antitrust and competition, government contracting, anti-corruption, and labor and human resources, which are rapidly changing and subject to many possible changes in the future. Compliance with these laws and regulations, including changes in accounting standards, taxation requirements, and federal securities laws among others, may create a substantial burden on us, and substantially increase costs to our organization or could have an impact on our future operating results.

NCR Atleos businesses that are customer-facing also expose the Company to additional compliance risks because we may be subject to certain consumer protection requirements such as oversight by the Consumer Financial Protection Bureau (“CFPB”) and Federal Trade Commission (“FTC”) and similar state or foreign agencies in the jurisdictions where they operate. The Company will also be exposed to additional compliance risks in scope and geography as our payments-related offers expand into new markets, each with their own consumer protection requirements. In addition, the customer-facing nature of our payments-related business subjects the Company to increased risks of disputes with consumers, including litigation and class action litigation, and significant costs to address such matters. The volatility of cryptocurrency markets and the level of consumer understanding of cryptocurrencies may cause this risk to be greater than in more traditional customer-facing businesses. The Company also faces additional risks related to uncertainty in potential future regulation and legal oversight of markets and businesses engaged in products and services relating to blockchain technology, virtual currencies or cryptocurrencies.

We expect new environmental, health, and safety laws and regulations that may affect us, our suppliers, and our customers. Climate change regulation in particular has been the subject of federal regulation in the United States as well as in other jurisdictions around the world. With the change of Presidential administration and President Biden’s goals of “80 percent clean electricity and 50 percent economy-wide carbon emissions reductions by 2030”, a number of proposals related to climate change have been introduced by U.S. Congress members. These proposals all seek to address climate change and a range of topics, including proposed legislation on land-use, energy, transportation, adaptation and finance. Such laws or regulations could cause us to incur additional direct costs for compliance, as well as increased indirect costs resulting from our customers, suppliers, or both incurring additional compliance costs that are passed on to us. In addition, the SEC is expected to mandate climate-related risk disclosure in the near future, which may impact or prompt us to accelerate our climate change mitigating efforts already underway and may impose additional compliance and disclosure costs.

Additionally, doing business on a worldwide basis requires us and our subsidiaries to comply with the laws and regulations of the U.S. government and various international jurisdictions. For example, our international operations are subject to United States and foreign anti-corruption laws and regulations, such as the Foreign Corrupt Practices Act, which generally prohibits U.S. companies or agents acting on behalf of such companies from making improper payments to foreign officials for the purpose of obtaining or keeping business. Our international operations are also subject to economic sanction programs administered by the U.S. Treasury Department’s Office of Foreign Assets Control. If we are not in compliance with such laws and regulations, we may be subject to criminal and civil penalties, which may cause harm to our reputation and to our brand and could have an adverse effect on our business, financial condition and results of operations.

Changes to cryptocurrency regulations could impact profitability.

The regulation of cryptocurrency is still an evolving area both domestically and internationally, and we expect that we could become subject to additional regulations and licensing requirements, including as a result of the expansion of our Bitcoin offerings and the increasing number of jurisdictions in which we provide these offerings. The evolving regulatory landscape may require us to make product changes, restrict product offerings in certain jurisdictions, or implement additional and potentially costly controls. If we fail to comply with regulations, requirements, or prohibitions applicable to us, we could face regulatory or other enforcement actions and potential fines and other consequences.

Risks Related to the Spin-Off

NCR Atleos may not achieve some or all of the expected benefits of the spin-off, and the spin-off may adversely impact NCR Atleos’s business.

NCR Atleos may not be able to achieve the full strategic and financial benefits expected to result from the spin-off, or such benefits may be delayed or not occur at all. The spin-off is expected to provide the following benefits, among others:

•	Increased management focus on core business and distinct opportunities;

•	Improved operational and strategic flexibility;

•	Simplified investment profile and potential ability to enhance marketability;

•	Tailored capital allocation strategies aligning with distinct business strategies and industry specific dynamics;

•	Improved alignment of equity incentives; and

•	The ability for each company to use distinct equity currency that relates solely to its business for pursuing strategic opportunities.

NCR Atleos may not achieve these and other anticipated benefits for a variety of reasons, including, among others: (a) the spin-off will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing NCR Atleos’s business; (b) following the spin-off, NCR Atleos’s stock price may be more susceptible to market fluctuations and other events particular to one or more of NCR Atleos’s products than if it were still a part of NCR; and (c) following the spin-off, NCR Atleos’s operational and financial profile will change such that NCR Atleos’s diversification of revenue sources will diminish, and NCR Atleos’s results of operations, cash flows, working capital, and financing requirements may be subject to increased volatility than they were prior to the spin-off. Additionally, NCR Atleos may experience unanticipated competitive developments, including changes in the conditions of the markets of NCR Atleos’s segments, and the other businesses it will hold at the time of the spin-off, that could negate the expected benefits from the spin-off. If NCR Atleos does not realize some or all of the benefits expected to result from the spin-off, or if such benefits are delayed, the business, financial condition, results of operations and cash flows of NCR Atleos could be adversely impacted.

NCR Atleos may incur material costs and expenses as a result of the spin-off.

NCR Atleos may incur costs and expenses greater than those NCR Atleos currently expects to incur as a result of the spin-off. These increased costs and expenses may arise from various factors, including financial reporting and costs associated with complying with federal securities laws (including compliance with the Sarbanes-Oxley Act). In addition, NCR Atleos expects to either maintain similar or have increased corporate and administrative costs and expenses compared to those NCR Atleos incurred while part of NCR, even though, following the spin-off, NCR Atleos will be a smaller, standalone company. We cannot assure you that these costs will not be material to our business.

If, following the spin-off, NCR Atleos is unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, or its internal control over financial reporting is not effective, the reliability of NCR Atleos’s financial statements may be questioned and NCR Atleos’s stock price may suffer.

Section 404 of the Sarbanes-Oxley Act requires any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its consolidated subsidiaries’ internal control over financial reporting. To comply with this statute, NCR Atleos will be required to document and test its internal control procedures, its management will be required to assess and issue a report concerning its internal control over financial reporting and its independent auditors will be required to issue an opinion on NCR Atleos’s internal control over financial reporting. The rules governing the standards that must be met for management to assess NCR Atleos’s internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, NCR Atleos’s management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. If NCR Atleos’s management concludes that NCR Atleos’s internal control over financial reporting is not effective, or its auditors identify material weaknesses in NCR Atleos’s internal controls, investor confidence in NCR Atleos’s financial results may weaken, and NCR Atleos’s stock price may suffer.

NCR Atleos has no history operating as an independent, publicly traded company, and NCR Atleos’s historical and pro forma financial information is not necessarily representative of the results that it would have achieved as a separate, publicly traded company and therefore may not be a reliable indicator of its future results.

NCR Atleos is being spun-off from NCR, its parent company, and has no operating history as an independent, publicly traded company. The historical information about NCR Atleos in this information statement refers to NCR Atleos’s business as part of NCR. NCR Atleos’s historical and pro forma financial information included in this information statement is derived from the combined financial statements and accounting records of NCR. Accordingly, the historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that NCR Atleos would have achieved as a separate, publicly traded company during the periods presented or those that NCR Atleos will achieve in the future primarily as a result of the factors described below:

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NCR Atleos may need to make significant investments to replicate or outsource certain systems, infrastructure and functional expertise after its spin-off from NCR. These initiatives to develop NCR Atleos’s independent ability to operate without access to NCR’s existing operational and administrative infrastructure will be costly to implement. NCR Atleos may not be able to operate its business efficiently or at comparable costs, and its profitability may decline; and

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NCR Atleos has relied upon NCR for working capital requirements and other cash requirements, including in connection with NCR Atleos’s previous acquisitions. Subsequent to the spin-off, NCR will not be providing NCR Atleos with funds to finance NCR Atleos’s working capital or other cash requirements. After the spin-off, NCR Atleos’s access to and cost of debt financing may be different from the historical access to and cost of debt financing under NCR. Differences in access to and cost of debt financing may result in differences in the interest rate charged to NCR Atleos on financings, as well as the amounts of indebtedness, types of financing structures, and debt markets that may be available to NCR Atleos, which could have an adverse effect on NCR Atleos’s business, financial condition, results of operations, and cash flows.

For additional information about the past financial performance of NCR Atleos’s business and the basis of presentation of the historical combined financial statements and the unaudited pro forma combined financial statements of NCR Atleos’s business, see the sections of this information statement entitled “Unaudited Pro Forma Combined Financial Statements,” “Notes to Unaudited Pro Forma Combined Financial Statements,” “Summary of Historical and Unaudited Pro Forma Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as the combined financial statements and accompanying notes, included elsewhere in this information statement.

NCR may fail to perform under various transaction agreements that will be executed as part of the spin-off or NCR Atleos may fail to have necessary systems and services in place when NCR is no longer obligated to provide services under the various agreements.

NCR Atleos and NCR will enter into certain agreements, such as the separation and distribution agreement, a transition services agreement, a tax matters agreement, certain intellectual property agreements and an employee matters agreement, the commercial agreements and those other agreements discussed in greater detail in the section of this information statement entitled “Certain Relationships and Related Transactions—Agreements with NCR,” which may provide for the performance by each company for the benefit of the other for a period of time after the spin-off. If NCR is unable to satisfy its obligations under these agreements, including its indemnification obligations in favor of NCR Atleos, we could incur operational difficulties or losses.

If NCR Atleos does not have in place its own systems and services, and does not have agreements with other providers of these services when the transitional or other agreements terminate, or if NCR Atleos does not implement the new systems or replace NCR’s services successfully, NCR Atleos may not be able to operate its business effectively, which could disrupt its business and have a material adverse effect on its business, financial condition and results of operations. These systems and services may also be more expensive to install, implement and operate, or less efficient than the systems and services NCR is expected to provide during the transition period.

Under applicable tax law, NCR Atleos may be liable for certain tax liabilities of NCR following the spin-off if NCR were to fail to pay such taxes.

After the spin-off, there is the possibility that certain liabilities of NCR could become NCR Atleos’s obligations. For example, under the Code and the related rules and regulations, each corporation that was a member of the NCR United States consolidated group during a taxable period or portion of a taxable period ending on or before the effective time of the distribution is jointly and severally liable for the United States federal income tax liability of the entire NCR United States consolidated group for that taxable period. Consequently, if NCR is unable to pay the consolidated United States federal income tax liability for a prior period, NCR Atleos could be required to pay the entire amount of such tax which could be substantial and in excess of the amount which may be allocated to it under the tax matters agreement that we intend to enter into with NCR. For a discussion of the tax matters agreement, see the section of this information statement entitled “Certain Relationships and Related Transactions—Agreements with NCR—Tax Matters Agreement”; other provisions of federal law establish similar liability for other matters.

In connection with NCR Atleos’s spin-off from NCR, NCR will indemnify NCR Atleos for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to insure NCR Atleos against the full amount of such liabilities, or that NCR’s ability to satisfy its indemnification obligation will not be impaired in the future.

NCR will agree to indemnify NCR Atleos for certain liabilities as discussed further in the section of this information statement entitled “Certain Relationships and Related Transactions—Agreements with NCR.” However, third parties could also seek to hold NCR Atleos responsible for liabilities that NCR has agreed to retain, and there can be no assurance that the indemnity from NCR will be sufficient to protect NCR Atleos against the full amount of such liabilities, or that NCR will be able to fully satisfy its indemnification obligations. In addition, NCR’s insurers may attempt to deny coverage to NCR Atleos for liabilities associated with certain occurrences of indemnified liabilities prior to the spin-off.

In connection with our separation NCR Atleos will assume, and indemnify NCR for, certain liabilities. If we are required to make payments pursuant to these indemnities to NCR, we would need to meet those obligations and our financial results could be adversely impacted.

NCR Atleos will agree to assume, and indemnify NCR for certain liabilities as discussed further in the section of this information statement entitled “Certain Relationships and Related Transactions—Agreements with NCR.” Payments pursuant to these indemnities may be significant and could adversely impact our business, financial condition, results of operations and cash flows, particularly indemnities relating to our actions that could impact the tax-free nature of the distribution or relating to environmental matters.

If the distribution of shares of NCR Atleos, together with certain related transactions, does not qualify as a reorganization within the meaning of sections 368(a)(1)(D) and 355 of the Code that is generally tax-free for U.S. federal income tax purposes, you and NCR could be subject to significant U.S. federal income tax liability and, in certain circumstances, NCR Atleos could be required to indemnify NCR for material taxes pursuant to indemnification obligations under the anticipated tax matters agreement.

It is a condition to the distribution of shares of NCR Atleos that NCR receives an opinion of each of Skadden, tax counsel to NCR, and EY, tax advisor to NCR, substantially to the effect that, among other things, the distribution, together with certain related transactions, will qualify as a reorganization within the meaning of sections 368(a)(1)(D) and 355 of the Code. The Tax Opinions will rely on certain facts, assumptions, representations and undertakings from NCR and NCR Atleos, including those regarding the past and future conduct of the companies’ respective businesses and other matters. Notwithstanding the Tax Opinions, the IRS could determine that the distribution or any such related transaction is taxable if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated, or that the distribution should be taxable for other reasons, including if the IRS were to disagree with the conclusions in the Tax Opinions. For more information regarding the Tax Opinions, see the section of this information statement entitled “United States Federal Income Tax Consequences of the Distribution.”

If the distribution or any of the above referenced related transactions is determined to be taxable for U.S. federal income tax purposes, a stockholder of NCR that has received shares of NCR Atleos common stock in the distribution and NCR could each incur significant U.S. federal income tax liabilities. In addition, NCR and we could incur significant U.S. federal income tax obligations, whether under applicable law or under the tax matters agreement that we intend to enter into with NCR. For a discussion of the tax consequences of the distribution, together with certain related transactions, please refer to the section entitled “United States Federal Income Tax Consequences of the Distribution.”

To preserve the tax-free treatment to NCR and its stockholders of the distribution and certain related transactions, under the tax matters agreement that NCR Atleos is anticipated to enter into with NCR, NCR Atleos will be restricted from taking certain actions after the distribution that could adversely impact the intended U.S. federal income tax treatment of the distribution and such related transactions.

To preserve the tax-free treatment to NCR and its stockholders of the distribution and certain related transactions, under the tax matters agreement that NCR Atleos is anticipated to enter into with NCR, NCR Atleos may be restricted from taking certain actions after the distribution that could adversely impact the intended U.S. federal income tax treatment of the distribution, together with certain related transactions. Failure to adhere to any such restrictions, including in certain circumstances that may be outside of our control, could result in tax being imposed on NCR for which we could bear responsibility and for which we could be obligated to indemnify NCR. In addition, even if we are not responsible for tax liabilities of NCR under the anticipated tax matters agreement, we nonetheless could potentially be liable under applicable tax law for such liabilities if NCR were to fail to pay such taxes.

The terms of the anticipated tax matters agreement may, furthermore, restrict us from taking certain actions, particularly for the two years following the spin-off, including (among other things) the ability to freely issue stock, to make acquisitions and to raise additional equity capital. Any such restrictions could impair our ability to implement strategic initiatives. Also, any indemnity obligation to NCR might discourage, delay or prevent a change of control that we or our stockholders may consider favorable. These restrictions may limit NCR Atleos’s ability to pursue certain strategic transactions or other transactions that it may believe to be in the best interests of its stockholders or that might increase the value of its business. In addition, under the anticipated tax matters agreement, NCR Atleos may be required to indemnify NCR against certain tax liabilities as a result of the acquisition of NCR Atleos’s stock or assets, even if NCR Atleos did not participate in or otherwise facilitate the acquisition. For a discussion of the tax matters agreement, see the section of this information statement entitled “Certain Relationships and Related Transactions—Agreements with NCR—Tax Matters Agreement.”

The spin-off and related internal restructuring transactions may expose NCR Atleos to potential liabilities arising out of state and federal fraudulent conveyance laws and legal dividend requirements.

The spin-off could be challenged under various state and federal fraudulent conveyance laws. Fraudulent conveyances or transfers are generally defined to include (a) transfers made or obligations incurred with the actual intent to hinder, delay, or defraud current or future creditors or (b) transfers made or obligations incurred for less than reasonably equivalent value when the debtor was insolvent, or that rendered the debtor insolvent, inadequately capitalized or unable to pay its debts as they become due. A creditor or an entity acting on behalf of a creditor (including, without limitation, a trustee or debtor-in-possession in a bankruptcy by NCR or NCR Atleos or any of their respective subsidiaries) may bring a lawsuit alleging that the spin-off or any of the related transactions constituted a fraudulent conveyance. If a court accepts these allegations, it could impose a number of remedies, including, without limitation, voiding the distribution and returning NCR Atleos’s assets or NCR Atleos’s shares and subjecting NCR and/or NCR Atleos to liability.

The distribution of NCR Atleos common stock is also subject to state corporate distribution statutes. Under the Maryland General Corporation Law (“MGCL”), a Maryland corporation, including NCR, generally may not pay a dividend if, after giving effect to the dividend, the corporation would not be able to pay its debts as such debts become due in the ordinary course of business or, except as provided in the next sentence, the corporation’s total assets would be less than the sum of its total liabilities plus, unless the corporation’s charter permits otherwise, the amount that would be needed, if the corporation were dissolved at the time of the dividend, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the dividend which, in NCR’s case, includes the Series A Convertible Preferred Stock. Even if a Maryland corporation does not satisfy the second prong of the distribution test, a Maryland corporation may pay dividends to its stockholders from: (i) the net earnings of the corporation for the fiscal year, or preceding fiscal year, in which the distribution is made or (ii) the sum of the net earnings of the corporation for the preceding eight fiscal quarters. Although NCR intends to make the distribution of NCR Atleos common stock in accordance with the MGCL, neither NCR Atleos nor NCR can ensure that a court would reach the same conclusion in determining the satisfaction of the distribution tests for the separation and the distribution to NCR’s stockholders.

After the spin-off, certain of NCR Atleos’s executive officers and directors may have actual or potential conflicts of interest because of their previous positions at NCR.

Because of their current or former positions with NCR, certain of NCR Atleos’s expected executive officers and directors own equity interests in NCR. Following the spin-off, even though the NCR Atleos Board of Directors will consist of a majority of directors who are independent, and any of NCR Atleos’s expected executive officers who are currently employees of NCR will cease to be employees of NCR upon the spin-off, some of NCR Atleos’s executive officers and directors will continue to have a financial interest in shares of NCR common stock and equity awards. Continuing ownership of shares of NCR common stock and equity awards could create, or appear to create, potential conflicts of interest if NCR Atleos and NCR pursue the same corporate opportunities or face decisions that could have different implications for NCR Atleos and NCR.

NCR Atleos may have received better terms from unaffiliated third parties than the terms it will receive in its agreements with NCR.

The agreements NCR Atleos will enter into with NCR in connection with the spin-off, including the separation and distribution agreement, transition services agreement, tax matters agreement, certain intellectual property agreements employee matters agreement and commercial agreements, were prepared in the context of NCR Atleos’s spin-off from NCR while NCR Atleos was still a wholly owned subsidiary of NCR. Accordingly, during the period in which the terms of those agreements were prepared, NCR Atleos did not have a board of directors or management team that was independent of NCR. While the parties believe the terms reflect arm’s-length terms, there can be no assurance that NCR Atleos would not have received better terms from unaffiliated third parties than the terms it will receive in its agreements with NCR. For more information, see the section of this information statement entitled “Certain Relationships and Related Transactions—Agreements with NCR.”

Some contracts and other assets which will need to be transferred or assigned from NCR or its affiliates to NCR Atleos in connection with NCR Atleos’s spin-off from NCR may require the consent of a third party. If such consent is not given, NCR Atleos may not be entitled to the benefit of such contracts and other assets in the future, which could adversely impact NCR Atleos’s financial condition and future results of operations.

The separation and distribution agreement and various local transfer agreements will provide that in connection with NCR Atleos’s spin-off from NCR, a number of contracts with third-parties and other assets are to be transferred or assigned from NCR or its affiliates to NCR Atleos or its anticipated subsidiaries. However, the transfer or assignment of certain of these contracts or assets may require the consent of a third party to such a transfer or assignment. Similarly, in some circumstances, NCR Atleos and another business unit of NCR are joint beneficiaries of contracts, and NCR Atleos will need to enter into a new agreement with the third-party to replicate the existing contract or be assigned the portion of the existing contract related to the NCR Atleos’s business. It is possible that some parties may use the requirement of a consent or the fact that the spin-off is occurring to seek more favorable contractual terms from NCR Atleos, to terminate the contract or, to otherwise request additional accommodations, commitments or other agreements from NCR Atleos. If NCR Atleos is unable to obtain such consents on commercially reasonable and satisfactory terms or if the contracts are terminated, NCR Atleos may be unable to obtain the benefits, assets and contractual commitments which are intended to be allocated to NCR Atleos as part of NCR Atleos’s spin-off from NCR. The failure to timely complete the assignment of existing contracts or assets, or the negotiation of new arrangements, or a termination of any of those arrangements, could have a material adverse impact on NCR Atleos’s financial condition and future results of operations. To the extent NCR Atleos requires a specific arrangement and agrees to less favorable terms in connection with obtaining any consent to retain that arrangement, the basis for that arrangement may be less favorable than currently held by NCR and could adversely impact NCR Atleos’s financial conditions and future results of operations. In addition, where NCR Atleos does not intend to obtain consent from third-party counterparties based on NCR Atleos’s belief that no consent is required, the third-party counterparties may challenge a transfer of assets on the basis that the terms of the applicable commercial arrangements require the third-party counterparties’ consent. NCR Atleos may incur substantial litigation and other costs in connection with any such claims and, if NCR Atleos does not prevail, NCR Atleos’s ability to use these assets could be materially and adversely impacted.

After the distribution, NCR Atleos will not be able to rely on the earnings, assets or cash flow of NCR and NCR will not provide funds to finance NCR Atleos’s working capital or other cash requirements, which may impact the margins charged to NCR Atleos on debt financings, the amounts of indebtedness, types of financing structures and debt markets that may be available to NCR Atleos, and NCR Atleos’s ability to make payments on and to refinance any indebtedness.

NCR Atleos has historically relied upon NCR to finance its working capital requirements and other cash requirements. After the distribution, NCR Atleos will not be able to rely on the earnings, assets or cash flow of NCR and NCR will not provide funds to finance NCR Atleos’s working capital or other cash requirements. As a result, after the distribution, NCR Atleos will be responsible for obtaining and maintaining sufficient working capital and other funds to satisfy its cash requirements and for servicing its own debt. After the spin-off, NCR Atleos’s access to and cost of debt financing may be different from the historical access to and cost of debt financing available to NCR. Differences in access to and cost of debt financing may result in differences in the margins charged to NCR Atleos on debt financings, as well as the amounts of indebtedness, types of financing structures and debt markets that may be available to NCR Atleos.

In addition, if NCR Atleos’s cash flow from operations is less than it anticipates, or if NCR Atleos’s cash requirements are more than it expects, NCR Atleos may require more additional access to capital and may need to incur additional debt or raise additional funds. However, debt or equity financing may not be available to NCR Atleos on terms acceptable or favorable to NCR Atleos, if at all, and will depend on a number of factors, many of which are beyond NCR Atleos’s control, such as the state of the credit and financial markets and other economic, financial and geopolitical factors. If NCR Atleos incurs additional debt or raises equity through the issuance of preferred stock, the terms of the debt or preferred stock issued may give the holders thereof rights, preferences and privileges senior to those of holders of NCR Atleos’s common stock, particularly in the event of liquidation. The terms of such debt may also impose additional and more stringent restrictions on NCR Atleos’s operations than it is currently subject to. If NCR Atleos raises funds through the issuance of additional equity, your percentage ownership in NCR Atleos would be diluted. If NCR Atleos is unable to raise additional capital when needed, it could affect NCR Atleos’s financial condition, which could adversely impact your investment in NCR Atleos.

Following the spin-off, the value of your common stock in (a) NCR and (b) NCR Atleos may collectively trade at an aggregate price less than what NCR’s common stock might trade at had the spin-off not occurred.

The common stock of (a) NCR and (b) NCR Atleos that you may hold following the spin-off may collectively trade (taking into account the distribution ratio) at a value less than the price at which NCR’s common stock might have traded had the spin-off not occurred or as it was trading prior to the spin-off. Reasons for this potential difference include the future performance of either NCR or NCR Atleos as separate, independent companies, and the future stockholder base and market for NCR’s common stock and those of NCR Atleos and the prices at which these shares individually trade.

Until the distribution occurs, NCR has the sole discretion to change the terms of the spin-off in ways which may be unfavorable to NCR Atleos.

Completion of the distribution will be contingent upon customary closing conditions, including, among other things, the effectiveness of appropriate filings with the SEC. See “The Separation and Distribution—General—Conditions to the Distribution.” Until the distribution occurs, NCR will have the sole and absolute discretion to determine and change the terms of the spin-off, including the allocation of assets and liabilities, the establishment of the record date and distribution date, the conditions to the distribution and all other terms. These changes could be unfavorable to NCR Atleos. In addition, NCR may decide at any time not to proceed with the spin-off.

Certain non-U.S. entities or assets that are part of our separation from NCR may not be transferred to us prior to the distribution or at all.

Certain non-U.S. entities and assets that are part of our separation from NCR may not be transferred prior to the distribution because the entities or assets, as applicable, are subject to foreign government or third-party approvals that we may not receive prior to the distribution. Such approvals may include, but are not limited to, approvals to merge or demerge, to form new legal entities (including obtaining required registrations and/or licenses or permits) and to transfer assets and/or liabilities (including under certain foreign investment laws). It is currently anticipated that all material transfers will occur without material delays beyond the distribution, but we cannot offer any assurance that such transfers will ultimately occur or not be delayed for an extended period of time. To the extent such transfers do not occur prior to the distribution, under the separation and distribution agreement, the economic benefits and burdens of owning such assets and/or entities will, to the extent reasonably possible and permitted by applicable law, be provided to NCR Atleos.

In the event such transfers do not occur or are significantly delayed because we do not receive the required approvals, we may not realize all of the anticipated benefits of our separation from NCR and we may be dependent on NCR for transition services for a longer period of time than would otherwise be the case.

Risks Related to NCR Atleos Common Stock

NCR Atleos cannot be certain that an active trading market for its common stock will develop or be sustained after the spin-off and, following the spin-off, NCR Atleos’s stock price may fluctuate significantly.

A public market for NCR Atleos common stock does not currently exist. NCR Atleos expects that shortly before the distribution date, trading of shares of its common stock will begin on a “when-issued” basis on the NYSE and will continue through the distribution date. However, NCR Atleos cannot guarantee that an active trading market will develop or be sustained for its common stock after the spin-off. Nor can NCR Atleos predict the prices at which shares of its common stock may trade after the spin-off.

Similarly, NCR Atleos cannot predict the effect of the spin-off on the trading prices of its common stock. Subject to the completion of the spin-off, NCR Atleos expects the NCR Atleos common stock to be listed and traded on the NYSE under the symbol “NATL.” The combined trading prices of NCR common stock and NCR Atleos common stock after the separation, as adjusted for any changes in the combined capitalization of these companies, may not be equal to or greater than the trading price of NCR common stock prior to the spin-off. Until the market has fully evaluated the business of NCR without the NCR Atleos businesses, or fully evaluated NCR Atleos, the price at which NCR or NCR Atleos common stock trades may fluctuate significantly.

The market price of NCR Atleos common stock may fluctuate significantly due to a number of factors, some of which may be beyond NCR Atleos’s control, including:

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NCR Atleos’s business profile, market capitalization or capital allocation policies may not fit the investment objectives of NCR’s current stockholders, causing a shift in NCR Atleos’s investor base and NCR Atleos common stock may not be included in some indices in which NCR common stock is included, causing certain holders to sell their shares;

•	NCR Atleos’s quarterly or annual earnings, or those of other companies in its industry;

•	the failure of securities analysts to cover NCR Atleos common stock after the spin-off;

•	actual or anticipated fluctuations in NCR Atleos’s operating results;

•	changes in earnings estimates by securities analysts or NCR Atleos’s ability to meet those estimates;

•	NCR Atleos’s ability to meet its forward looking guidance;

•	the operating and stock price performance of other comparable companies;

•	overall market fluctuations and domestic and worldwide economic conditions; and

•	other factors described in these “Risk Factors” and elsewhere in this information statement.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. Broad market and industry factors may materially harm the market price of NCR Atleos’s common stock, regardless of NCR Atleos’s operating performance. In the past, following periods of volatility in the market price of a company’s securities, shareholder derivative lawsuits and/or securities class action litigation has often been instituted against such company. Such litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources.

In addition, investors may have difficulty accurately valuing NCR Atleos common stock. Investors often value companies based on the stock prices and results of operations of other comparable companies. Investors may find it difficult to find comparable companies and to accurately value NCR Atleos common stock, which may cause the trading price of NCR Atleos common stock to fluctuate.

Any sales of substantial amounts of shares of NCR Atleos common stock in the public market or the perception that such sales might occur, in connection with the distribution or otherwise, may cause the market price of NCR Atleos common stock to decline.

Upon completion of the distribution, NCR Atleos expects that it will have an aggregate of approximately 70,426,992 shares of its common stock issued and outstanding based upon approximately 140,853,985 shares of NCR common stock outstanding as of July 21, 2023. These shares will be freely tradeable without restriction or further registration under the United States Securities Act of 1933, as amended (the “Securities Act”), unless the shares are owned by one of NCR Atleos’s “affiliates,” as that term is defined in Rule 405 under the Securities Act.

NCR Atleos is unable to predict whether large amounts of its common stock will be sold in the open market following the spin-off. NCR Atleos is also unable to predict whether a sufficient number of buyers would be in the market at that time. In this regard, a portion of NCR common stock is held by index funds tied to stock indices. If NCR Atleos is not included in these indices at the time of distribution, these index funds may be required to sell NCR Atleos common stock. Whether related to the foregoing or otherwise, sales of substantial amounts of shares of NCR Atleos common stock in the public market following the spin-off, or the perception that such sales might occur, may cause the market price of NCR Atleos common stock to decline.

NCR Atleos cannot guarantee the timing, amount or payment of dividends on its common stock.

The timing, declaration, amount and payment of future dividends to NCR Atleos’s stockholders will fall within the discretion of the NCR Atleos Board of Directors. The NCR Atleos Board of Directors’ decisions regarding the authorization of dividends will depend on many factors, such as NCR Atleos’s financial condition, earnings, capital requirements, debt service obligations, industry practice, legal requirements, regulatory constraints and other factors that the NCR Atleos Board of Directors deems relevant. For more information, see the section of this information statement entitled “Dividend Policy.” NCR Atleos’s ability to pay dividends will depend on its ongoing ability to generate cash from operations and access to the capital markets. NCR Atleos cannot guarantee that it will pay a dividend in the future or continue to pay any dividend if NCR Atleos commences paying dividends.

Your percentage of ownership in NCR Atleos may be diluted in the future.

Your percentage ownership in NCR Atleos may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including, without limitation, equity awards that NCR Atleos may grant to its directors, officers and employees.

In addition, NCR Atleos’s charter will authorize NCR Atleos to issue, without the approval of NCR Atleos’s stockholders, one or more classes or series of preferred stock having such designation, powers, preferences, and relative, participating, optional and other special rights, including preferences over NCR Atleos common stock respecting dividends and distributions, as the NCR Atleos Board of Directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of NCR Atleos common stock. For example, NCR Atleos could grant the holders of preferred stock the right to elect some number of NCR Atleos’s directors in all events or on the happening of specified events or to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences NCR Atleos could assign to holders of preferred stock could affect the residual value of NCR Atleos common stock. See the section entitled “Description of Capital Stock.”

Certain provisions in NCR Atleos’s charter and bylaws, and of Maryland law, may prevent or delay an acquisition of NCR Atleos, which could decrease the trading price of the common stock.

NCR Atleos’s charter and bylaws will contain, and Maryland law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with the NCR Atleos Board of Directors rather than to attempt a hostile takeover. With respect to the charter and bylaws, these provisions will include, among others:

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Authority of the NCR Atleos Board of Directors to issue capital stock, including to issue a class or series of preferred stock with such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of such class or series as the NCR Atleos Board of Directors so determines;

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Members of the NCR Atleos Board of Directors may be removed at any time, but only for cause, and then only by the affirmative vote of the holders of a majority of the voting power of all outstanding shares then entitled to vote at an election of directors, voting together as a single class; and

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Advance notice required for stockholder nominations of individuals for election to the NCR Atleos Board of Directors and stockholder proposals of other business to be considered by the stockholders at an annual meeting of stockholders of not earlier than the 150th day, and not later than 5:00 p.m., eastern time, on the 120th day prior to the first anniversary of the proxy statement for the preceding year’s annual meeting, which shall set forth the information required by the bylaws.

In addition, following the spin-off, NCR Atleos, as a Maryland corporation will be subject to various Maryland laws that may have the effect of discouraging offers to acquire NCR Atleos and increasing the difficulty of consummating any such offers. These include:

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Maryland Business Combination Act. The Maryland Business Combination Act provides that, subject to certain exceptions and limitations, certain business combinations between a Maryland corporation and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting stock or an affiliate or associate of ours who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding shares of stock) or an affiliate of any interested stockholder are prohibited for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes two super-majority stockholder voting requirements on these combinations, unless, among other conditions, our common stockholders receive a minimum price, as defined in the MGCL, for their shares of stock and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares of stock.

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Maryland Control Share Acquisition Act. The Maryland Control Share Acquisition Act provides that, subject to certain exceptions, holders of “control shares” (defined as voting shares that, when aggregated with all other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares”) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding shares owned by the acquirer, by our officers, or by our employees who are also directors of NCR Atleos. NCR Atleos’s bylaws will contain a provision exempting acquisitions of shares of NCR Atleos’s stock from the Maryland Control Share Acquisition Act. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

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Title 3, Subtitle 8 of the MGCL. These provisions of the MGCL will permit the NCR Atleos Board of Directors, without stockholder approval and regardless of what is provided in our charter or bylaws, to implement certain takeover defenses, including adopting a classified board or increasing the vote required to remove a director.

Additionally, the MGCL provides, among other things, that the NCR Atleos Board of Directors will have broad discretion in adopting stockholders’ rights plans and has the sole power to fix the record date, time, and place for special meetings of the stockholders. To date, NCR Atleos does not intend to adopt a stockholders’ rights plan.

NCR Atleos believes these provisions will protect its stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with the NCR Atleos Board of Directors and by providing the NCR Atleos Board of Directors with more time to assess any acquisition proposal. These provisions are not intended to make the NCR Atleos immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that the NCR Atleos Board of Directors determines is not in the best interests of NCR Atleos and its stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

NCR Atleos’s bylaws will contain an exclusive forum provision that could limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder believes is favorable for such disputes and may discourage lawsuits against NCR Atleos and any of our directors, officers or other employees.

NCR Atleos’s bylaws will provide that, unless NCR Atleos’s Board of Directors otherwise determines, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the U.S. District Court for the District of Maryland, Northern Division, will be the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in the MGCL, other than any action asserting only claims arising under federal securities laws, including, without limitation, (i) any derivative action or proceeding brought on behalf of NCR Atleos other than any action asserting solely claims under federal securities laws, (ii) any action asserting a claim of breach of any duty owed by any director or officer or other employee of NCR Atleos to NCR Atleos or to the stockholders of NCR Atleos or (iii) any action asserting a claim against NCR Atleos or any director or officer or other employee of NCR Atleos arising pursuant to any provision of the MGCL, the charter or the bylaws of NCR Atleos, or (b) any other action asserting a claim against NCR Atleos or any director or officer or other employee of NCR Atleos that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our stock will be deemed to have notice of and consented to the provisions of our bylaws, including the exclusive forum provisions. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder believes is favorable for such disputes and may discourage lawsuits against us and any of our directors, officers or other employees. We believe that requiring these claims to be filed in a single court in Maryland is advisable because (i) litigating these claims in a single court avoids unnecessarily redundant, inconvenient, costly and time-consuming litigation in multiple forums and (ii) Maryland courts are authoritative on matters of Maryland law and Maryland judges have more experience in dealing with issues of Maryland corporate law than judges in any other state.

We could be subject to actions or proposals from stockholders that do not align with our business strategies or the interests of our other stockholders.

While we seek to actively engage with stockholders and consider their views on business, strategy, and environmental, social and governance issues, responding to these stockholders could be costly and time-consuming, disrupt our business and operations, and divert the attention of our Board of Directors and senior management. Uncertainties associated with such activities could interfere with our ability to effectively execute our strategic plan, impact customer retention and long-term growth, and limit our ability to hire and retain personnel. In addition, actions of these stockholders may cause periods of fluctuation in our stock price based on temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of our business.

FORWARD-LOOKING STATEMENTS

This information statement and other materials NCR and NCR Atleos have filed or will file with the SEC contain, or will contain, “forward-looking statements”. Forward-looking statements use words such as “expect,” “anticipate,” “outlook,” “intend,” “plan,” “confident,” “believe,” “will,” “should,” “would,” “potential,” “positioning,” “proposed,” “planned,” “objective,” “likely,” “could,” “may,” and words of similar meaning, as well as other words or expressions referencing future events, conditions or circumstances. Statements that describe or relate to NCR Atleos’s plans, goals, intentions, strategies, or financial outlook, and statements that do not relate to historical or current fact, are examples of forward-looking statements. The forward-looking statements in this information statement include statements regarding: NCR Atleos’s business and financial strategy; NCR Atleos’s future plans relating to its workforce talent and diversity, equity and inclusion initiatives; expectations regarding NCR Atleos’s cash flow generation and liquidity; our expectations of demand for our solutions and execution and the impact thereof on our financial results; NCR Atleos’s focus on advancing our strategic growth initiatives and transforming NCR Atleos into a software-led as-a-service company with a higher mix of recurring revenue streams; and our expectations of NCR Atleos’s ability to deliver increased value to customers and stockholders. Forward-looking statements are based on NCR Atleos’s current beliefs, expectations and assumptions, which may not prove to be accurate, and involve a number of known and unknown risks and uncertainties, many of which are out of NCR Atleos’s control. Forward-looking statements are not guarantees of future performance, and there are a number of important factors that could cause actual outcomes and results to differ materially from the results contemplated by such forward-looking statements, including those factors listed under the sections entitled “Summary of the Separation and Distribution,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and “The Separation and Distribution,” including factors relating to:

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Strategy and Technology: transforming our business model, development and introduction of new solutions, competition in the technology industry, integration of acquisitions and management of alliance activities, our multinational operations;

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Business Operations: domestic and global economic and credit conditions, risks and uncertainties from the payments-related business and industry, disruptions in our data center hosting and public cloud facilities, retention and attraction of key employees, defects, errors, installation difficulties or development delays, failure of third-party suppliers; a major natural disaster or catastrophic event, including the impact of the coronavirus (COVID-19) pandemic and geopolitical and macroeconomic challenges, environmental exposures from historical and ongoing manufacturing activities, and climate change;

•	Data Privacy & Security: impact of data protection, cybersecurity and data privacy including any related issues;

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Finance and Accounting: our level of indebtedness, the terms governing our indebtedness, incurrence of additional debt or similar liabilities or obligations, access or renewal of financing sources, our cash flow sufficiency to service our indebtedness, interest rate risks, the terms governing our trade receivables facility, the impact of certain changes in control relating to acceleration of our future indebtedness, our obligations under other future financing arrangements, or required repurchase of any notes we may issue, any lowering or withdrawal of the ratings assigned to our future debt securities by rating agencies, our pension liabilities, and write down of the value of certain significant assets;

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Law and Compliance: allegations or claims by third parties that our products or services infringe on intellectual property rights of others, including claims against our customers and claims by our customers to defend and indemnify them with respect to such claims, protection of our intellectual property, changes to our tax rates and additional income tax liabilities, uncertainties regarding regulations, lawsuits and other related matters, and changes to cryptocurrency regulations;

•	Governance: actions or proposals from stockholders that do not align with our business strategies or the interests of our other stockholders; and

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Planned Separation: the risk of an unexpected failure to complete, or unexpected delays in completing, the necessary actions for the planned spin-off or to obtain the necessary approvals or third party consents to complete these actions, the failure of NCR Atleos to achieve some or all of the expected strategic benefits, synergies or opportunities expected from the spin-off, that NCR Atleos may incur material costs and expenses as a result of the spin-off, that NCR Atleos has no history operating as an independent, publicly traded company, and NCR Atleos’s historical and pro forma financial information is not necessarily representative of the results that it would have achieved as a separate, publicly traded company and therefore may not be a reliable indicator of its future results, NCR Atleos’s obligation to indemnify NCR pursuant to the agreements entered into connection with the spin-off (including with respect to material taxes) and the risk NCR may not fulfill any obligations to indemnify NCR Atleos under such agreements, that under applicable tax law, NCR Atleos may be liable for certain tax liabilities of NCR following the spin-off if NCR were to fail to pay such taxes, that agreements binding on NCR Atleos restrict it from taking certain actions after the distribution that could adversely impact the intended U.S. federal income tax treatment of the distribution and related transactions, potential liabilities arising out of state and federal fraudulent conveyance laws, the fact that NCR Atleos may receive worse commercial terms from third-parties for services it presently receives from NCR, that after the spin-off, certain of NCR Atleos’s executive officers and directors may have actual or potential conflicts of interest because of their previous positions at NCR, potential difficulties in maintaining relationships with key personnel, NCR Atleos will not be able to rely on the earnings, assets or cash flow of NCR and NCR will not provide funds to finance NCR Atleos’s working capital or other cash requirements.

Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made. Neither NCR nor NCR Atleos undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

THE SEPARATION AND DISTRIBUTION

General

On September 15, 2022, NCR announced its intention to separate into two standalone, publicly traded companies. NCR has determined to implement this separation through the spin-off of NCR’s ATM-related businesses, including its Self-Service Banking, Payments & Network and Telecommunications and Technology businesses, to its stockholders. NCR intends to effect the spin-off pursuant to an internal reorganization followed by a pro rata distribution of 100% of the shares of our common stock held by NCR to holders of shares of NCR common stock, subject to certain conditions. The distribution of our common stock is expected to take place on or about [●]. On the distribution date, each holder of NCR common stock will receive one share of NCR Atleos common stock for every two shares of NCR common stock held as of [●] local New York City time on [●], the record date, as described below. Following the spin-off, NCR will not hold any shares of NCR Atleos common stock, and NCR Atleos will be a separate, publicly traded company. You will not be required to make any payment, surrender or exchange your NCR common stock or take any other action to receive your shares of NCR Atleos common stock to which you are entitled on the distribution date. The number of shares you own of NCR will not change as a result of the spin-off.

The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. Until the spin-off has occurred, NCR has the right not to complete the spin-off, even if all the conditions have been satisfied, if, at any time prior to the distribution, the NCR Board of Directors determines, in its sole discretion, that the spin-off is not in the best interests of NCR or its stockholders, that a sale or other alternative is in the best interests of NCR or its stockholders, or that market conditions or other circumstances are such that it is not advisable at that time to separate the ATM-related businesses from NCR. We cannot provide any assurances that the distribution will be completed. For a more detailed description of these conditions, see the section of this information statement entitled “The Separation and Distribution—General—Conditions to the Distribution.”

Reasons for the Spin-Off

NCR has made significant strides in creating a leading software-as-a-service business while continuing to strengthen and grow its ATM businesses, and, to accelerate the pace of transformation, the NCR Board of Directors approved a plan to separate NCR and NCR Atleos into two independent, publicly traded companies. The spin-off will create two strong, stand-alone businesses, each of which will have leading positions in the markets they serve and will be better positioned to deliver long-term growth and sustainable value creation for all shareholders:

•	NCR will focus on digital commerce, continuing to operate NCR’s Retail, Hospitality and Digital Banking businesses; and

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NCR Atleos will hold NCR’s ATM-focused businesses, including the Self-Service Banking and Payments and Network businesses, and will be a cash-generative business positioned to focus on delivering ATM-as-a-Service to a large, installed customer base across banks and retailers.

The NCR Board of Directors believes that separating the NCR Atleos businesses from the remainder of NCR and distributing NCR Atleos shares to NCR stockholders is in the best interests of NCR and its stockholders for a number of reasons, including:

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Increased Management Focus on Core Business and Distinct Opportunities. The spin-off will result in dedicated, independent management for each of the businesses and enable the respective management teams to adopt strategies and pursue objectives specific to their respective businesses and better focus on strengthening their respective core businesses and operations. Enhancing the management focus with respect to each business is also expected to increase operating flexibility, and allow each company to pursue opportunities for long-term growth distinct to their businesses.

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Improved Operational and Strategic Flexibility. The spin-off will permit each business to pursue its own business interests, operating priorities and strategies more effectively without having to consider the impact on the businesses of the other company or on the balance and composition of pre-spin-off NCR’s overall portfolio, and will enhance operational flexibility for both businesses.

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Simplified Investment Profile and Potential Ability to Enhance Marketability. The remaining NCR businesses and the businesses which will constitute NCR Atleos differ significantly in several respects, including the nature of the businesses, growth profile, cyclical trends and business cycles and secular growth drivers. The spin-off will simplify how investors evaluate each business, streamline the investment profiles of both businesses, permit investors to better evaluate the individual merits, performance and future prospects of each company’s business, and provide investors the ability to invest in each company separately based on those distinct characteristics, all of which may enhance each company’s marketability. The spin-off may also attract new investors that either chose not to invest in, or assess the merits of, pre-spin-off NCR given its complexity and its exposure to disparate markets and trends.

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Tailored Capital Allocation Strategies Align with Distinct Business Strategies and Industry Specific Dynamics. Without the competition for capital inherent in NCR’s pre-spin-off business portfolio structure, the spin-off will permit each company to implement a capital structure and flexible capital deployment policy that is optimized for its strategy and business needs, and that is aligned with each company’s target investor base. NCR believes that the spin-off will provide flexibility to better manage capital structure based on each company’s forecasted cash generation, planned investments, credit rating requirements, acquisition activity, and capital returns, among other factors. NCR will seek to reinvest in high growth opportunities across retail, hospitality and digital banking industries, while NCR Atleos will seek to maintain global leadership while generating stable and sustainable cash flows and capital return.

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Improved Alignment of Equity Incentives. The spin-off is expected to increase the effectiveness of stock-based incentive compensation by providing management and employees with incentives that more directly align with the operating and financial performances of the business in which they serve. NCR believes that improved alignment of equity incentives will enhance the ability of each of NCR and NCR Atleos to attract, retain, and incentivize qualified personnel.

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Separate Acquisition Currency. The spin-off will provide each of NCR and NCR Atleos with its own distinct equity currency that relates solely to its business to use in pursuing strategic opportunities. For example, each of NCR and NCR Atleos will be able to pursue strategic acquisitions in which potential sellers would prefer equity or to raise cash by issuing equity to public or private investors.

The NCR Board of Directors also considered potentially negative factors in evaluating the spin-off, including:

•	The potential for increased aggregate ongoing administrative costs for the two companies operating on a stand-alone basis post-spin-off.

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NCR Atleos and NCR currently take advantage of pre-spin-off NCR’s size and purchasing power in procuring certain goods and services. After the spin-off, as standalone companies, NCR Atleos and/or NCR may be unable to obtain these goods and services at prices or on terms as favorable as those currently obtained by pre-spin-off NCR.

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One-time costs we expect to incur related to the spin-off and in connection with the transition to becoming a stand-alone public company that are likely to include, among others, professional services costs, tax expense, recruiting and other costs associated with hiring for two stand-alone corporate structures and costs to separate IT systems and create two separate stand-alone IT structures.

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The potential for execution risks related to the spin-off, including disruption to the business as a result of the spin-off and the possibility that NCR Atleos and/or NCR do not achieve the expected benefits of the spin-off for a variety of reasons.

•	Following the spin-off, NCR Atleos and/or NCR may be more susceptible to market fluctuations and other events particular to one or more of their products than they currently are as pre-spin-off NCR.

•	The potential that reduced business diversification, with each post-spin-off company operating in fewer industries, could increase the volatility of earnings and cash flow.

•	Certain costs and liabilities that were otherwise less significant to pre-spin-off NCR could be more significant to NCR and/or NCR Atleos after the spin-off as smaller, stand-alone companies.

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NCR’s and NCR Atleos’s common stock could experience selling pressure after the spin-off as certain pre-spin-off stockholders may not be interested in holding an investment in one of the two post-spin-off companies.

NCR’s Board of Directors concluded that the potential benefits of the spin-off outweighed these factors and risks. The NCR Board of Directors also considered these potential benefits and potentially negative factors in light of the risk that the spin-off is abandoned or otherwise not completed, resulting in NCR not separating into two independent, publicly traded companies.

In view of the wide variety of factors considered in connection with the evaluation of the spin-off and the complexity of these matters, the NCR Board of Directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered. The individual members of the NCR Board of Directors may have given different weights to different factors.

The anticipated benefits of the spin-off are based on a number of assumptions, and there can be no assurance that such benefits will materialize to the extent anticipated, or at all. In the event the spin-off does not result in such benefits, the costs associated with the spin-off could have an adverse effect on each company individually and in the aggregate. For more information, see the section of this information statement entitled “Risk Factors.”

Formation of a Holding Company Prior to the Distribution and Internal Reorganization

As part of the spin-off, NCR formed NCR Atleos as a limited liability company in Delaware on April 14, 2023 for the purpose of transferring to NCR Atleos certain assets and liabilities, including certain entities holding assets and liabilities, associated with NCR’s ATM-related businesses, including its Self-Service Banking, Payments & Network and Telecommunications and Technology businesses in anticipation of the planned spin-off. NCR Atleos has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the spin-off. Prior to the distribution, through a series of internal reorganization transactions, NCR and its subsidiaries will transfer the assets and liabilities associated with the Self-Service Banking, Payments & Network and Telecommunications and Technology businesses to NCR Atleos or certain entities which will become its subsidiaries and transfer the equity interests of certain entities holding such assets and liabilities to NCR Atleos, in each case, as set forth in the separation agreement. NCR and its subsidiaries will also transfer all or a portion of certain other corporate and shared assets and liabilities to NCR Atleos (or certain entities which will become its subsidiaries) pursuant to the terms of the separation and distribution agreement. NCR will continue to hold NCR’s Retail, Hospitality and Digital Banking businesses. Prior to the distribution, NCR Atleos will also convert from a limited liability company organized under the laws of the state of Delaware to a corporation organized under the laws of the state of Maryland. NCR Atleos is also expected to enter into certain debt financing arrangements and incur certain indebtedness prior to and in connection with the spin-off. See the section of this information statement entitled “Description of Certain Indebtedness” for more information.

Reasons for Furnishing this Information Statement; Changes in the Terms of the Spin-Off

This information statement is being furnished solely to provide information to NCR stockholders who are entitled to receive shares of our common stock in the distribution. The information statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities or securities of NCR. We believe that the information in this information statement is accurate as of the date set forth on the cover.

Changes may occur after that date and none of us, NCR, the NCR Atleos Board of Directors or the NCR Board of Directors undertake any obligation to update such information, except as required by applicable federal securities laws.

NCR does not intend to notify its stockholders of any modifications to the terms of the spin-off, including the waiver of any conditions to the distribution, that, in the judgment of its board of directors, are not material. However, the NCR Board of Directors would likely consider material matters such as significant changes to the distribution ratio, or significant changes to the assets to be contributed or the liabilities to be assumed in the separation, as well as the waiver of the condition that the NCR Board of Directors receives a tax opinion with respect to the spin-off. To the extent that the NCR Board of Directors determines that any modification by NCR materially changes the material terms of the spin-off, including through the waiver of a condition to the distribution, NCR will notify NCR stockholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K or making available a supplement to this information statement. As of the date hereof, the NCR Board of Directors does not intend to waive any of the conditions described herein.

Conditions to the Distribution

The distribution of our common stock by NCR is subject to the satisfaction of the following conditions, among others:

•	The SEC will have declared effective the registration statement of which this information statement forms a part, and no stop order relating to the registration statement will be in effect.

•	The NYSE will have approved the listing of NCR Atleos common stock, subject to official notice of issuance.

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NCR will have received an opinion of each of Skadden, tax counsel to NCR, and EY, tax advisor to NCR, substantially to the effect that, among other things, the distribution, together with certain related transactions, will qualify as a reorganization within the meaning of sections 368(a)(1)(D) and 355 of the Code. See the section of this information statement entitled “United States Federal Income Tax Consequences of the Distribution.”

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All actions, filings, permits, registrations and consents necessary or appropriate under applicable federal, state or other securities laws or “blue sky” laws and the rules and regulations thereunder will have been taken or made and, where applicable, become effective or accepted.

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No order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions will be in effect.

•	The reorganization transactions with respect to the NCR and NCR Atleos businesses to be completed prior to the distribution will have been effectuated.

•	The NCR Board of Directors shall have declared the distribution and finally approved all related transactions (and such declaration or approval shall not have been withdrawn).

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No event or development shall have occurred or exist that, in the judgment of the NCR Board of Directors, in its sole discretion, makes it inadvisable to effect the separation, the distribution or the other related transactions (including the incurrence of indebtedness necessary to complete the spin-off).

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Debt financing shall be available on terms acceptable to NCR and NCR Atleos shall have completed the debt financing transactions necessary to complete the spin-off (including the issuance of any indebtedness of NCR Atleos to NCR) and the applicable proceeds of such debt financing shall have been distributed or otherwise paid to NCR, see the section of this information statement entitled “Description of Certain Indebtedness.”

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Any required governmental approvals necessary to consummate the distribution and the transactions contemplated by the separation and distribution agreement and the ancillary agreements shall have been obtained and be in full force and effect.

•	The mailing of this information statement (or notice of internet availability thereof) to record holders of NCR common stock as of [●], the record date.

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Each of the separation and distribution agreement, the transition services agreement, the tax matters agreement, the patent and technology cross-license agreement, the trademark license agreement, the employee matters agreement, the certain commercial agreements and the other ancillary agreements shall have been executed and delivered by each party thereto and be in full force and effect.

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The receipt of an opinion (which shall not have been withdrawn or rescinded) from an independent appraisal firm, in form and substance acceptable to the NCR Board of Directors in its sole discretion, confirming that, immediately following the distribution (a) each of NCR and NCR Atleos will be able to pay its indebtedness as its indebtedness becomes due in the ordinary course of business and (b) the fair value of each of NCR’s and NCR Atleos’s respective assets will be greater than the sum of, as applicable, NCR’s or NCR Atleos’s respective stated liabilities and certain identified contingent liabilities (plus, with regard to NCR, the amount, if any, that would be needed, if NCR was dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of the holders of shares of Series A Convertible Preferred Stock of NCR).

NCR and NCR Atleos cannot assure you that any or all of these conditions will be met, and the NCR Board of Directors may also waive conditions to the distribution in its sole discretion. If the spin-off is completed and NCR’s board of directors waives any such condition, such waiver could have a material adverse effect on NCR and NCR Atleos’s respective business, financial condition or results of operations, including, without limitation, as a result of litigation relating to any preliminary or permanent injunctions that sought to prevent the consummation of the spin-off, or the failure of NCR and NCR Atleos to obtain any required regulatory approvals. As of the date hereof, the NCR Board of Directors does not intend to waive any of the conditions described herein. NCR does not intend to notify its stockholders of any modifications to the terms of the spin-off, including the waiver of any conditions to the distribution, that, in the judgment of the NCR Board of Directors, are not material. However, the NCR Board of Directors would likely consider material such matters as significant changes to the distribution ratio, or significant changes to the assets to be contributed or the liabilities to be assumed in the separation, as well as the waiver of the condition that the NCR Board of Directors receives a tax opinion with respect to the spin-off. To the extent that the NCR Board of Directors determines that any modification by NCR materially changes the material terms of the spin-off, including through the waiver of a condition to the distribution, NCR will notify its stockholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K or circulating a supplement to this information statement.

The fulfillment of the above conditions will not create any obligation on behalf of NCR to effect the spin-off, and NCR may at any time decline to go forward with the spin-off. Until the spin-off has occurred, NCR has the right not to complete the spin-off, even if all the conditions have been satisfied, if, at any time prior to the distribution, the NCR Board of Directors determines, in its sole discretion, that the spin-off is not in the best interests of NCR or its stockholders, that a sale or other alternative is in the best interests of NCR or its stockholders, or that market conditions or other circumstances are such that it is not advisable at that time to separate the ATM-related businesses from NCR.

The Number of Shares You Will Receive

For every two common shares of NCR that you owned as of [●] local New York City time on [●], the record date, you will receive one NCR Atleos common share on or about [●], the distribution date. The actual number of shares to be distributed will be determined based on the number of shares of NCR common stock outstanding on the record date.

Transferability of Shares You Receive

Shares of NCR Atleos common stock distributed to holders in connection with the distribution will be transferable without registration under the Securities Act, except for shares received by persons who may be deemed to be NCR Atleos affiliates. Persons who may be deemed to be NCR Atleos affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with NCR Atleos, which may include certain of NCR Atleos’s executive officers, directors or principal stockholders. Securities held by NCR Atleos affiliates will be subject to resale restrictions under the Securities Act. NCR Atleos affiliates will be permitted to sell shares of NCR Atleos common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

When and How You Will Receive the Distributed Shares

NCR expects to distribute the shares of NCR Atleos common stock on or about [●], the distribution date. Equiniti Trust Company will serve as the transfer agent and registrar for our common stock and as distribution agent in connection with the distribution.

If you own shares of NCR common stock as of [●] local New York City time on the record date, the shares of NCR Atleos common stock that you will be entitled to receive in the distribution will be issued electronically, as of the distribution date, to you in direct registration form or to your broker, bank or other nominee on your behalf. If you are a registered holder, Equiniti Trust Company will then mail you a direct registration account statement that reflects your shares of NCR Atleos common stock. Direct registration form refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in this distribution. If you sell shares of NCR common stock in the “regular-way” market up to and including the distribution date, you will be selling your right to receive shares of NCR Atleos common stock in the distribution.

If you hold your shares through a brokerage firm or bank, the brokerage firm or bank would be said to hold the shares in “street name” and ownership would be recorded on the brokerage firm or bank’s books and your brokerage firm or bank will credit your account for the shares of NCR Atleos common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” we encourage you to contact your bank or brokerage firm.

NCR stockholders will not be required to make any payment or surrender or exchange their shares of NCR common stock or take any other action to receive their shares of our common stock.

Treatment of Equity Incentive Arrangements

We expect that NCR equity awards outstanding at the time of the distribution will be adjusted using the following principles:

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For each award recipient, the intent is to maintain the economic value of those awards before and after the distribution date while also streamlining and simplifying the post-distribution administration of such awards. Generally, employees that will continue at NCR after the spin-off will continue to have NCR equity awards, while employees that transition to NCR Atleos will have their NCR equity awards converted to equivalent equity awards of NCR Atleos, except that (x) holders of PB Share Value RSUs will have their PB Share Value RSUs converted to PB Share Value RSUs of both NCR and NCR Atleos, respectively, of aggregate comparable value and (y) Key Equity Holders will have their stock options, outstanding PBRSUs and RSUs converted to stock options, PBRSUs (subject, in certain cases, to time-based vesting conditions only) and RSUs of both NCR and NCR Atleos, respectively, of aggregate comparable value.

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The terms of the equity awards, such as the vesting schedule and any termination protections, will generally continue unchanged, as equitably adjusted to reflect the distribution, except that each of the

PBRSUs with a performance period ending in 2023 and each of the PBRSUs based on the achievement of revenue and EBITDA metrics with a performance period ending in 2024 will be converted into time-based RSU awards based on achievement of the applicable performance metrics from the start of the performance period through September 30, 2023.

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In accordance with their existing terms, the PB Transaction RSUs will accelerate and be settled immediately prior to the distribution date (subject to a minimum vesting period of one year from the grant date of such MBRSU). The PB Share Value RSUs will remain subject to the combined performance of NCR and NCR Atleos with respect to each applicable company’s compound annual growth rate or each applicable company’s relative total shareholder return ranking among a comparison group. In addition, 50% of the RSUs scheduled to vest on December 31, 2025, will accelerate and be settled immediately prior to the distribution date (subject to a minimum vesting period of one year from the grant date of such RSU) and the remaining 50% of the RSUs scheduled to vest on December 31, 2025 will remain subject to continued service with NCR or NCR Atleos, as applicable.

The following table provides additional information regarding the adjustments expected to be made to each type of NCR equity award outstanding as of the distribution date. As a result of the adjustments to such awards in connection with the distribution, the precise number of shares of NCR Atleos common stock or NCR common stock, as applicable, to which the adjusted awards will relate will not be known until the distribution date or shortly thereafter.

Type of Award	NCR Atleos Employees	NCR Employees
Stock Options	NCR stock options will be converted into options of comparable value to purchase NCR Atleos common stock; provided that such NCR stock options held by Key Equity Holders will be converted into both NCR Atleos stock options and NCR stock options of aggregate comparable value, as equitably adjusted.	Continue to hold NCR stock options, equitably adjusted as necessary to reflect the distribution; provided that such NCR stock options held by Key Equity Holders will be converted into both NCR Atleos stock options and NCR stock options of aggregate comparable value, as equitably adjusted.

RSUs	NCR RSUs will be converted into RSUs of comparable value relating to NCR Atleos common stock, provided that such NCR RSUs held by Key Equity Holders will be converted into both time-based NCR Atleos RSUs and time-based NCR RSUs of aggregate comparable value.	Continue to hold NCR RSUs, equitably adjusted as necessary to reflect the distribution, provided that such NCR RSUs held by Key Equity Holders will be converted into both time-based NCR Atleos RSUs and time-based NCR RSUs of aggregate comparable value.

PBRSUs	NCR PBRSUs will generally be converted into time-based NCR Atleos RSUs of comparable value relating to NCR Atleos common stock, provided that such NCR PBRSUs held by Key Equity Holders will be converted into both time-based NCR Atleos	Continue to hold NCR PBRSUs (converted into time-based NCR RSUs), equitably adjusted as necessary to reflect the distribution, provided that such NCR PBRSUs held by Key Equity Holders will be converted into both time-based NCR Atleos

Type of Award	NCR Atleos Employees	NCR Employees

RSUs and time-based NCR RSUs of aggregate comparable value.

With respect to those PBRSUs based on the achievement of total shareholder return metrics with a performance period ending in 2024, such PBRSUs will be assessed at the end of the performance period based on the combined performance of both NCR and NCR Atleos.

With respect to those PBRSUs issued in 2022 to legacy employees of LibertyX, the applicable revenue attainment goals will be assessed at the end of the original graduated performance periods based on the actual revenue attained for the full performance period, subject to the continued service of such equity holders through the original vesting date.

RSUs and time-based NCR RSUs of aggregate comparable value.

With respect to those PBRSUs based on the achievement of total shareholder return metrics with a performance period ending in 2024, such PBRSUs will be assessed at the end of the performance period based on the combined performance of both NCR and NCR Atleos.

PB Share Value RSUs	NCR PB Share Value RSUs will be converted into both NCR Atleos PB Share Value RSUs and NCR PB Share Value RSUs of aggregate comparable value.	NCR PB Share Value RSUs will be converted into both NCR Atleos PB Share Value RSUs and NCR PB Share Value RSUs of aggregate comparable value.

General Treatment of Fractional Shares of Common Stock

NCR will not distribute any fractional common stock shares to its stockholders. Instead, the transfer agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds (net of discounts and commissions) of the sales pro rata (based on the fractional shares such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share of common stock in the distribution. The transfer agent, in its sole discretion, without any influence by NCR or us, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the transfer agent will not be an affiliate of either NCR or us. Neither we nor NCR will be able to guarantee any minimum sale price in connection with the sale of these shares. Recipients of cash in lieu of fractional shares of common stock will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

The aggregate net cash proceeds of these sales will be taxable for U.S. federal income tax purposes. For an explanation of the material United States federal income tax consequences of the distribution, see the section of this information statement entitled “United States Federal Income Tax Consequences of the Distribution.” If you are the registered holder of shares of NCR common stock, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sale. The amount of this payment will depend on the prices at which the transfer agent sells the aggregated fractional shares of our common stock in the open market shortly after the distribution date and will be reduced by any amount required to be withheld for tax purposes and any brokerage fees and other expenses incurred in connection with these sales of fractional shares. If you hold your shares of NCR common stock through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.

Results of the Spin-Off

Immediately following the spin-off, NCR Atleos will be a separate, publicly traded company, and we expect to have approximately 70,426,992 shares of our common stock outstanding as a result of the distribution. The actual number of shares to be distributed will be determined after [●], the record date of the distribution. The distribution will not affect the number of outstanding shares of NCR common stock. No fractional shares of NCR Atleos common stock will be distributed.

Market for NCR Atleos Common Stock

There is currently no public market for our common stock. A condition to the distribution is the listing of our common stock shares on the NYSE. We intend to apply to list our common stock on the NYSE under the symbol “NATL”. We have not and will not set the initial price of shares of our common stock. The initial price will be established by the public markets.

We cannot predict the price at which shares of our common stock will trade after the distribution. In fact, the combined trading prices, after the spin-off, of shares of our common stock that each NCR stockholder will receive in the distribution and the shares of common stock of NCR held at the record date may not equal (taking into account the distribution ratio) the “regular-way” trading price of a NCR share immediately prior to completion of the spin-off. The price at which shares of our common stock trade may fluctuate significantly, particularly until an orderly public market develops. Trading prices for our common stock will be determined in the public markets and may be influenced by many factors.

Trading Between the Record Date and the Distribution Date

Beginning on or shortly before the record date and continuing up to and including the distribution date, NCR expects that there will be two markets in NCR common stock: a “regular-way” market and an “ex-distribution” market. Shares of NCR common stock that trade on the “regular-way” market will trade with an entitlement to shares of NCR Atleos common stock distributed pursuant to the distribution. Shares of NCR common stock that trade on the “ex-distribution” market will trade without an entitlement to shares of NCR Atleos common stock distributed pursuant to the distribution. Each stockholder trading in NCR shares would make any decision as to whether to trade one or more of such stockholder’s shares in NCR in the “regular-way” market or the “ex-distribution” market. If you sell shares of NCR common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive shares of NCR Atleos common stock in the distribution. If you own shares of NCR common stock as of [●] local New York City time on [●], the record date, and sell those shares on the “ex-distribution” market up to and including through the distribution date, you will receive the shares of NCR Atleos common stock that you are entitled to receive pursuant to your ownership as of the record date of NCR common stock shares.

Furthermore, beginning shortly before the distribution date and continuing up to and including the distribution date, we expect that there will be a “when-issued” market in our common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for our common stock that will be distributed to holders of NCR common stock on [●], the distribution date. If you own shares of NCR common stock as of [●] local New York City time on the record date, you will be entitled to shares of our common stock distributed pursuant to the distribution. You may trade this entitlement to our shares, without the NCR shares you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to our common stock will end, and “regular-way” trading will begin.

Transaction and Separation Costs

NCR Atleos will incur certain costs in connection with the consummation of the transaction. We currently estimate that the one-time separation costs we will incur, primarily employee-related costs such as recruitment expenses, costs to establish certain standalone functions and information technology systems, professional services fees and other separation-related costs during our transition to being a stand-alone public company, will be approximately $[115 million]. Except as otherwise set forth in the separation and distribution agreement, any such costs incurred prior to the completion of the spin-off will be borne by NCR.

Incurrence/Treatment of Debt

In connection with the separation and distribution, NCR Atleos expects to enter into financing arrangements providing for indebtedness in an aggregate principal amount of up to $3,435 million, of which approximately $2,935 million will be borrowed prior to the consummation of the separation and distribution. This indebtedness is expected to consist of (i) approximately $2,750 million of secured indebtedness, which may consist of approximately $500 million senior secured revolving credit facility (which NCR Atleos does not expect to borrow a material amount of revolving loans, if any thereunder prior to the separation and distribution) and a mixture of senior secured term A loans, senior secured term B loans and/or senior secured notes, and (ii) approximately $685 million of senior unsecured notes. NCR Atleos also expects to enter into an approximately $120 million trade receivables facility (which balance is not included in the $3,435 million of principal aggregate amount of indebtedness nor the proceeds of $2,935 million referenced above). No assurance can be given whether such financing arrangements will occur in the anticipated time frame on favorable terms, or at all.

While NCR Atleos has a general expectation on the amount of indebtedness that it will incur as part of the spin-off, such amount is subject to change. Additionally, while NCR Atleos expects to incur such indebtedness pursuant to one or more credit agreements and issuances of senior notes, NCR Atleos has not yet finalized the allocations between such indebtedness. NCR Atleos’s expected indebtedness balance at the time of the spin-off as described herein was determined based on internal capital planning and considered the following factors and assumptions: anticipated business plan, optimal debt levels, operating activities, general economic contingencies, current industry and market conditions, credit rating and desired financing capacity. Many of such assumptions and factors are beyond the control of NCR Atleos and could result in differences than as described herein. For example, depending on future market and other conditions, NCR Atleos may ultimately issue an amount of indebtedness that differs from NCR Atleos’s expectations, the allocation may differ from NCR Atleos’s current intentions, and NCR Atleos may wind up incurring more secured (versus unsecured)

indebtedness than NCR Atleos currently anticipates, including potentially incurring entirely secured indebtedness. Any of such changes could cause NCR Atleos’s ultimate cost of capital to differ from the assumptions contained herein.

NCR Atleos intends to use the net proceeds from the sale of any senior secured notes and/or senior unsecured notes, together with the borrowings of any term A loans and term B loans and other available cash on hand, (i) to finance the payment of a cash distribution to NCR, and repay certain other amounts owed to NCR pursuant to existing intercompany indebtedness, in each case, immediately prior to the distribution, (ii) to pay fees and expenses related to the spin-off (including, without limitation, the fees and expenses with respect to the financing arrangements) and (iii) for general corporate purposes. NCR Atleos may also issue a portion of its indebtedness to NCR as partial consideration for certain assets that will be contributed NCR Atleos in connection with the separation and NCR is expected to exchange such indebtedness for an equivalent amount of NCR’s existing indebtedness (and to satisfy certain fees and expenses incurred in such transactions), including through the repayment of any additional short-term indebtedness incurred by NCR for the purpose of retiring a portion of NCR’s existing indebtedness. For more information, see “Description of Certain Indebtedness.”

Regulatory Approval

Our registration statement on Form 10, of which this information statement forms a part, must become effective prior to the distribution, and shares of NCR Atleos common stock to be distributed must have been approved for listing on the NYSE, subject to official notice of distribution. In certain jurisdictions outside the U.S. the Company will also require consents, authorizations, orders or approvals from certain foreign governments in order to complete the separation with respect to certain non-U.S. entities and assets which may include, but are not limited to, approvals to merge or demerge, to form new legal entities (including obtaining required registrations and/or licenses or permits) and to transfer assets and/or liabilities (including under certain foreign investment laws). It is currently anticipated that all material transfers will occur without material delays beyond the distribution, but we cannot offer any assurance that such transfers will ultimately occur or not be delayed for an extended period of time. For more information, see the Risk Factor entitled – Certain non-U.S. entities or assets that are part of our separation from NCR may not be transferred to us prior to the distribution or at all. Other than the requirements discussed above, we do not believe that any other material governmental or regulatory filings or approvals will be necessary to consummate the distribution.

No Shareholder Vote

No vote of NCR stockholders is required or sought in connection with the spin-off.

No Appraisal Rights

Under the MGCL, NCR stockholders will not have appraisal rights in connection with the distribution.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

The following discussion is a summary of the generally applicable U.S. federal income tax consequences that may be relevant to NCR and to the holders of shares of NCR common stock in connection with the spin-off. This discussion is based on the Code, the Treasury Regulations promulgated thereunder, judicial interpretations thereof, and administrative rulings and published positions of the IRS, all as in effect as of the date hereof and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth herein. This summary assumes that the separation will be consummated in accordance with the separation and distribution agreement and as described in this information statement.

Except as specifically described below, this summary is limited to holders of shares of NCR common stock that are U.S. Holders, as defined immediately below. For purposes of this summary, a “U.S. Holder” is a beneficial owner of NCR common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust, (a) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

This discussion is limited to U.S. Holders of NCR common stock that hold their NCR common stock as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion is for general information only and does not purport to address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the United States federal income tax laws, such as: insurance companies; tax-exempt organizations; banks and other financial institutions; pension plans; cooperatives; real estate investment trusts; dealers in securities or currencies; traders that elect to use a mark-to-market method of accounting; certain former U.S. citizens or long-term residents; persons holding shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes; persons who acquire shares pursuant to any employee share option or otherwise as compensation; persons holding shares through an individual retirement account or other tax-deferred account; persons who actually or constructively own 10% or more of our stock (by vote or value); persons whose functional currency is not the U.S. dollar; or partnerships or other entities or arrangements subject to tax as partnerships for U.S. federal income tax purposes or persons holding shares through such entities.

If a partnership (or any other entity or arrangement subject to tax as a partnership for U.S. federal income tax purposes) is a beneficial owner of shares of NCR common stock, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A partnership for U.S. federal income tax purposes that beneficially owns shares of NCR and its partners are urged to consult their tax advisor as to the tax consequences of the spin-off.

In addition, this discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift, or alternative minimum tax considerations, or the Medicare tax on certain net investment income.

HOLDERS OF NCR COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSIDERATIONS RELEVANT TO THEM REGARDING THE SPIN-OFF, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS.

Tax Opinions

It is a condition to the completion of the distribution that NCR receives an opinion of each of Skadden, tax counsel to NCR, and EY, tax advisor to NCR, substantially to the effect that, among other things, the separation and distribution, together with certain related transactions, will qualify as a reorganization within the meaning of sections 368(a)(1)(D) and 355 of the Code.

In rendering the Tax Opinions to be given as of the closing of the distribution, Skadden and EY will rely on (i) customary representations and covenants made by NCR and NCR Atleos, including those contained in certificates of officers of the NCR and NCR Atleos, and (ii) specified assumptions, including an assumption regarding the completion of the separation, the distribution and certain related transactions in the manner contemplated by the transaction agreements. In addition, Skadden’s and EY’s ability to provide the Tax Opinions will depend on the absence of changes in existing facts or law between the date of this information statement and the closing date of the distribution. If any of the representations, covenants or assumptions on which Skadden and EY will rely are inaccurate, Skadden or EY may not be able to provide its Tax Opinions or the tax consequences of the distribution could differ from those described below.

The Tax Opinions will not be binding upon the IRS or any court. We cannot assure you that the IRS will agree with the conclusions expected to be set forth in the Tax Opinions, and it is possible that the IRS or another tax authority could adopt a position contrary to one or all of those conclusions and that a court could sustain that contrary position. If any of the facts, representations, assumptions or undertakings described or made in connection with the Tax Opinions are not correct, are incomplete or have been violated, our ability to rely on the Tax Opinions could be jeopardized. As of the date of this information statement, we are not aware of any facts or circumstances, however, that would cause these facts, representations or assumptions to be untrue or incomplete or that would cause any of these undertakings to fail to be complied with, in any material respect.

Treatment of the Distribution

Assuming the separation and distribution, together with certain related transactions, qualify as a reorganization within the meaning of sections 368(a)(1)(D) and 355 of the Code, for U.S. federal income tax purposes:

•

no gain or loss will be recognized by NCR as a result of the distribution (except for certain items that may be required to be recognized under Treasury Regulations regarding consolidated federal income tax returns);

•	no gain or loss will be recognized by, or be includible in the income of, a holder of NCR common stock solely as a result of the receipt of our common stock in the distribution;

•

the aggregate tax basis of the shares of NCR common stock and shares of NCR Atleos common stock (including any fractional shares deemed received, as discussed below) in the hands of each NCR stockholder immediately after the distribution will be the same as the aggregate tax basis of the shares of NCR common stock held by such holder immediately prior to the distribution, allocated between the shares of NCR common stock and shares of NCR Atleos common stock in proportion to their relative fair market values immediately following the spin-off;

•

the holding period with respect to shares of NCR Atleos common stock received by NCR stockholders (including any fractional shares deemed received, as discussed below) will include the holding period of the NCR common stock with respect to which such NCR Atleos common stock was received; and

•

NCR stockholders that have acquired different blocks of NCR common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, our shares distributed with respect to blocks of NCR common stock.

If, notwithstanding the conclusions that we expect to be included in the Tax Opinions, it is ultimately determined that the distribution does not qualify as tax-free under Sections 368(a)(1)(D) and 355 of the Code for U.S. federal income tax purposes, then NCR would generally recognize gain with respect to the transfer of NCR Atleos common stock and certain related transactions. In addition, each NCR stockholder that receives shares of NCR Atleos common stock in the distribution would be treated as receiving a distribution in an amount equal to the fair market value of NCR Atleos common stock that was distributed to such stockholder, which would generally be taxed as a dividend to the extent of the stockholder’s pro rata share of NCR’s current and accumulated earnings and profits, including NCR’s taxable gain, if any, on the distribution, then treated as a non-taxable return of capital to the extent of the stockholder’s basis in NCR stock and thereafter treated as capital gain from the sale or exchange of NCR stock.

Even if the distribution otherwise qualifies for tax-free treatment under Sections 368(a)(1)(D) and 355 of the Code, the distribution may result in corporate level taxable gain to NCR under Section 355(e) of the Code if either NCR or NCR Atleos undergoes a 50% or greater ownership change as part of a plan or series of related transactions that includes the distribution, potentially including transactions occurring after the distribution. If an acquisition or issuance of stock triggers the application of Section 355(e) of the Code, NCR would recognize taxable gain as described above, but the distribution would be tax-free to each NCR stockholder (except with respect to any tax on any cash received in lieu of fractional shares).

A U.S. Holder that receives cash instead of fractional shares of NCR Atleos common stock should be treated as though such U.S. Holder first received a distribution of a fractional share of NCR Atleos common stock and then sold it for the amount of cash. Such U.S. Holder should recognize capital gain or loss, measured by the difference between the cash received for such fractional share and the U.S. Holder’s basis in the fractional share, as determined above. Such capital gain or loss should generally be a long-term capital gain or loss if the U.S. Holder’s holding period for such U.S. Holder’s NCR common stock exceeds one year on the date of the distribution.

U.S. Treasury Regulations require certain stockholders of NCR common stock who receive NCR Atleos common stock in the distribution to attach a detailed statement setting forth certain information relating to the distribution to their respective U.S. federal income tax returns for the year in which the distribution occurs. Within a reasonable period after the distribution, NCR will provide stockholders who receive our common stock in the distribution with the information necessary to comply with such requirement. In addition, all stockholders are required to retain permanent records relating to the amount, basis and fair market value of NCR Atleos common stock received in the distribution and to make those records available to the IRS upon request of the IRS.

DIVIDEND POLICY

NCR Atleos currently expects that it will pay regular dividends following the distribution and is currently expecting to target a dividend payout of approximately 35% of Adjusted free cash flow-unrestricted. We cannot assure you that our dividend policy will remain the same in the future, or that any expected dividends will be paid or sustained if NCR Atleos commences paying dividends. The payment of any dividends in the future, and the timing and amount thereof, to our stockholders will fall within the sole discretion of the NCR Atleos Board of Directors and will depend on many factors, such as our financial condition, earnings, capital requirements, potential obligations in planned financings, industry practice, legal requirements (including Maryland distribution requirements) and other factors that the NCR Atleos Board of Directors deems relevant. NCR Atleos’s ability to pay dividends will depend on its ongoing ability to generate cash from operations and on NCR Atleos’s access to the capital markets.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2023, on a historical and a pro forma basis to give effect to the spin-off and related transactions as if they had occurred on March 31, 2023, our latest balance sheet date.

The cash and cash equivalents and capitalization information in the following table may not necessarily reflect what our cash and cash equivalents and capitalization would have been had we been operating as a standalone company as of March 31, 2023. Additionally, the information in the following table may not necessarily reflect what our cash and cash equivalents and capitalization may be in the future.

The following table should be read in conjunction with the section of this information statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Combined Financial Statements,” our Combined Financial Statements and the accompanying notes thereto included elsewhere in this information statement.

A final determination regarding our capital structure has not yet been made, and the separation and distribution agreement, tax matters agreement, transition services agreement, intellectual property matters agreements, employee matters agreement and certain other transaction agreements have not been finalized. As such, the Unaudited Pro Forma Combined Financial Statements may be revised in future amendments to reflect the impact on our capital structure and the final form of those agreements, to the extent any such revisions would be deemed material.

As of March 31, 2023 (in millions, except per share amounts)	Historical	Pro Forma
Cash
Cash and cash equivalents	$282	$300

Indebtedness
Short-term borrowings	—	3
Long-term debt	—	2,888
Short-term borrowings from related party	83	—
Long-term borrowings from related party	717	—

Total indebtedness	800	2,891
Equity
Common stock, par value $0.01	—	1
Additional paid-in capital	—	526
Net parent investment	3,310	—
Accumulated other comprehensive loss	(55)	(55)

Total parent’s equity	3,255	472

Noncontrolling interests in subsidiaries	(1)	(1)

Total equity	3,254	471

Total capitalization	$4,054	$3,362

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial statements consist of Unaudited Pro Forma Combined Statements of Operations for the three months ended March 31, 2023 and the year ended December 31, 2022 and an Unaudited Pro Forma Combined Balance Sheet as of March 31, 2023, which have been derived from our historical combined financial statements included elsewhere in this information statement. All significant pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma combined financial statements, which should be read in conjunction with such unaudited pro forma combined financial statements.

The Unaudited Pro Forma Combined Statements of Operations give effect to the Pro Forma Transactions (as defined below) as if they had occurred on January 1, 2022, the first day of fiscal 2022. The Unaudited Pro Forma Combined Balance Sheet gives effect to the Pro Forma Transactions as if they had occurred on March 31, 2023. References in this section and in the following unaudited pro forma combined financial statements and the Company’s combined financial statements and notes thereto included in this information statement to the “Company” or “NCR Atleos” shall mean the Self-Service Banking, Payments & Network and Telecommunications and Technology businesses of NCR Corporation and references to “Parent” or “NCR” shall mean NCR Corporation.

The unaudited pro forma combined financial statements include certain transaction accounting adjustments that reflect the accounting for transactions in accordance with U.S. GAAP and autonomous entity adjustments that reflect certain incremental revenues, expenses or other charges necessary, if any, to present fairly our Unaudited Pro Forma Combined Statements of Operations and Unaudited Pro Forma Combined Balance Sheet as of and for the periods indicated as if NCR Atleos was a separate stand-alone entity. The following unaudited pro forma combined financial information illustrates the effects of the following transactions (collectively, the “Pro Forma Transactions”):

•

the transfer to the Company from Parent and Parent affiliates pursuant to the separation and distribution agreement of certain residual corporate and other shared assets and liabilities that were not included in the historical combined financial statements;

•

the impact of the separation and distribution agreement, tax matters agreement, employee matters agreement, and other commercial agreements between NCR Atleos and Parent and the provisions contained therein (see “Certain Relationships and Related Transactions – Agreements with NCR”);

•

the effect of our anticipated post-separation capital structure, including the incurrence of indebtedness of approximately $2,935 million at an estimated weighted average interest rate of 8.32%; additional details on debt issuance can be found in note (a);

•	non-recurring costs expected to be incurred as an autonomous entity and specifically related to the spin-off; and

•	other adjustments described in the notes to the unaudited pro forma combined financial statements.

In addition, we have provided a presentation of adjustments under the Management Adjustments section within the notes to the unaudited pro forma financial statements that management believes are necessary to enhance an understanding of the pro forma effects of the transaction.

The unaudited pro forma combined financial statements are subject to the assumptions and adjustments described in the accompanying notes. The Pro Forma Transactions are based on available information and assumptions we believe are reasonable; however, such adjustments are subject to change. A final determination regarding our capital structure has not yet been made, and the separation and distribution agreement, tax matters agreement, transition services agreement, employee matters agreement, and certain other commercial agreements have not been finalized. As such, the pro forma statements may be revised in future amendments to reflect the impact on our capital structure and the final form of those agreements, to the extent any such revisions would be deemed material.

The unaudited pro forma combined financial statements have been presented for informational purposes only. The pro forma information is not necessarily indicative of our results of operations or financial condition had the separation and distribution and the related transactions been completed on the dates assumed and should not be relied upon as a representation of our future performance or financial position as a separate public company. The historical combined financial statements have been derived from NCR’s historical accounting records and include certain corporate overhead and other shared costs which have been allocated to the Company. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had the Company been an entity that operated independently of Parent during the periods or at the dates presented. See Note 1, “Basis of Presentation and Significant Accounting Policies” to the combined financial statements included elsewhere in this information statement for further information on the allocation of corporate and other shared costs. The following unaudited pro forma combined financial statements should be read in conjunction with our historical combined financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement.

NCR Atleos

Unaudited Pro Forma Combined Balance Sheet

As of March 31, 2023 (in millions, except per share amounts)	Historical	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma
Assets
Current assets
Cash and cash equivalents	$282	$18	(a)	$—		$300
Accounts receivable, net of allowance of $16	453	84	(e),(m)	—		537
Related party receivable, current	49	(49)	(m)	—		—
Inventories	435	17	(e)	—		452
Restricted cash	231	—		—		231
Other current assets	213	45	(e)	—		258

Total current assets	1,663	115		—		1,778

Property, plant and equipment, net	424	22	(e)	—		446
Goodwill	1,950	—		—		1,950
Intangibles, net	703	—		—		703
Operating lease assets	80	19	(e)	69	(s)	168
Prepaid pension cost	177	5	(c)	—		182
Deferred income tax assets	324	(145)	(k)	—		179
Related party receivable, non-current	342	(342)	(m)	—		—
Other assets	105	36	(a),(e),(f)	—		141

Total assets	$5,768	$(290)		$69		$5,547

Liabilities and equity
Current liabilities
Short-term borrowings from related party	$83	$(83)	(m)	$—		$—
Short-term borrowings	—	3	(e)	—		3
Accounts payable	384	30	(e)	—		414
Related party payable, current	5	(5)	(m)	—		—
Payroll and benefits liabilities	56	46	(e)	—		102
Contract liabilities	402	—		—		402
Settlement liabilities	234	—		—		234
Other current liabilities	203	41	(c),(d),(e)	6	(s)	250

Total current liabilities	1,367	32		6		1,405

Long-term borrowings from related party	717	(717)	(m)	—		—
Long-term debt	—	2,888	(a),(e)	—		2,888
Pension and indemnity plan liabilities	21	293	(c)	—		314
Income tax accruals	62	23	(k)	—		85
Operating lease liabilities	55	11	(e)	82	(s)	148
Deferred income tax liabilities	190	(104)	(k)	(5	) (r)	81
Other liabilities	102	53	(d),(e)	—		155

Total liabilities	2,514	2,479		83		5,076

Equity
Common stock, par value $0.01	—	1	(h)	—		1
Additional paid-in capital	—	540	(i)	(14	) (i)	526
Net parent investment	3,310	(3,310)	(g)	—		—
Accumulated other comprehensive loss	(55)	—		—		(55)

Total parent’s equity	3,255	(2,769)		(14)		472

Noncontrolling interests in subsidiaries	(1)	—		—		(1)

Total equity	3,254	(2,769)		(14)		471

Total liabilities and equity	$5,768	$(290)		$69		$5,547

See accompanying notes to unaudited pro forma combined financial statements.

NCR Atleos

Unaudited Pro Forma Combined Statements of Operations

For the three months ended March 31, 2023 (in millions, except per share amounts)	Historical	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma
Product revenue	$234	$—		$16	(o)	$250
Service revenue	752	(6	) (f)	24	(o)	770

Total revenue	986	(6)		40		1,020

Cost of products	195	—		15	(o)	210
Cost of services	571	(2	) (f)	21	(o)	590
Selling, general and administrative expenses	136	3	(f),(n)	—	(q)	139
Research and development expenses	18	—		—		18

Total operating expenses	920	1		36		957

Income from operations	66	(7)		4		63
Related party interest expense, net	(4)	4	(m)	—		—
Interest expense	—	(63	) (b)	—		(63)
Other (expense) income, net	—	(2	) (c)	—		(2)

Income (loss) before income taxes	62	(68)		4		(2)

Income tax expense (benefit)	25	(5	) (j)	1	(r)	21

Net income (loss)	37	(63)		3		(23)

Net (loss) income attributable to noncontrolling interests	1	—		—		1

Net income (loss) attributable to NCR Atleos	$36	$(63)		$3		$(24)

Earnings per share:
Basic						$(0.34	)(l)
Diluted						$(0.34	)(l)
Weight average common shares outstanding:
Basic						69.8	(l)
Diluted						69.8	(l)

See accompanying notes to unaudited pro forma combined financial statements.

NCR Atleos

Unaudited Pro Forma Combined Statements of Operations

For the year ended December 31, 2022 (in millions, except per share amounts)	Historical	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma
Product revenue	$1,098	$—		$73	(o)	$1,171
Service revenue	3,033	(25	)(f)	183	(o)	3,191

Total revenue	4,131	(25)		256		4,362

Cost of products	972	—		70	(o)	1,042
Cost of services	2,240	(7	)(f)	169	(o)	2,402
Selling, general and administrative expenses	586	(3	)(f)	14	(q)	597
Research and development expenses	64	—		—		64

Total operating expenses	3,862	(10)		253		4,105

Income from operations	269	(15)		3		257
Related party interest expense, net	(31)	31	(m)	—		—
Interest expense	—	(253	)(b)	—		(253)
Other (expense) income, net	(81)	55	(c)	—		(26)

Income (loss) before income taxes	157	(182)		3		(22)

Income tax expense	50	212	(j)	1	(r)	263

Net income (loss)	107	(394)		2		(285)

Net (loss) income attributable to noncontrolling interests	(1)	—		—		(1)

Net income (loss) attributable to NCR Atleos	$108	$(394)		$2		$(284)

Earnings per share:
Basic						$(4.15	)(l)
Diluted						$(4.15	)(l)
Weighted average common shares outstanding:
Basic						68.4	(l)
Diluted						68.4	(l)

See accompanying notes to unaudited pro forma combined financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Transaction Accounting Adjustments:

(a)

This adjustment reflects the incurrence of indebtedness of $2,935 million to be issued in connection with the spin-off. The debt maturities range from 5 years to 8 years with an estimated weighted average interest rate of approximately 8.32%. Total original issue discount and deferred debt issuance costs associated with such indebtedness are $56 million, which will be amortized to Interest expense over the terms of the respective instruments and are reflected as a reduction to Long-term debt. It is estimated that we will distribute approximately $2,706 million of the proceeds received from the issuance of debt to NCR in connection with the spin-off. We will also make a cash contribution of $150 million to NCR’s U.S. pension plan (which will be transferred to us prior to the distribution) immediately following or shortly after the spin-off in accordance with the employee matters agreement whereby our cash balance at the time of the spin-off will be approximately $300 million. NCR Atleos may also issue a portion of its indebtedness to NCR as partial consideration for certain assets that will be contributed to NCR Atleos in connection with the separation and NCR is expected to exchange such indebtedness for an equivalent amount of NCR’s existing indebtedness (and to satisfy certain fees and expenses incurred in such transactions), including through the repayment of any additional short-term indebtedness incurred by NCR for the purpose of retiring a portion of NCR’s existing indebtedness. Any such amount issued to NCR will decrease the proceeds received by NCR Atleos from its debt issuances in connection with the spin-off and will decrease the $2,706 cash distribution to NCR on a dollar for dollar basis. The Company’s capital structure remains under review and will be finalized, along with the terms of such indebtedness, prior to the spin-off. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Financial Condition, Liquidity and Capital Resources” for additional details.

We also expect to enter into a 5-year Revolving Credit Facility of $500 million. However, the facilities are not expected to be utilized at the completion of the spin-off. The associated issuance costs of $5 million are recorded in Other assets and amortized to Interest expense over the term of the credit facility.

The following represents adjustments to Long-term debt:

In millions	As of March 31, 2023
Cash received from issuance of debt	$2,935
Cash paid for original issue discount and debt issuance costs	(56)

Total pro forma adjustment to Long-term debt	$2,879

(b)

The adjustment of $63 million and $253 million for the three months ended March 31, 2023 and the year ended December 31, 2022, respectively, represents approximately $61 million and $244 million of interest expense based on a weighted-average interest rate of approximately 8.32% and approximately $2 million and $9 million of amortization of original issue discount and debt issuance costs in connection with the incurrence of debt as described in note (a) above for the three months ended March 31, 2023 and the year ended December 31, 2022, respectively. The actual rates of interest can change from those assumed. If the actual rates that are incurred were to increase or decrease, for every incremental 0.125 percent change from those assumed in estimating pro forma interest expense, pro forma interest expense could increase or decrease by approximately $1 million and $4 million for the three months ended March 31, 2023 and the year ended December 31, 2022, respectively, and by approximately $4 million per year generally.

The following represents adjustments to Interest expense:

In millions	Three months ended March 31, 2023	Year ended December 31, 2022
Interest expense on total debt at estimated weighted average rate of approximately 8.32%	$61	$244
Amortization of original issue discount and debt issuance costs	2	9

Total pro forma adjustment to Interest expense from debt	$63	$253

(c)

Reflects the impact of our assumption of certain pension assets and liabilities under defined benefit pension plans that are currently sponsored by NCR. NCR offers both funded and unfunded noncontributory defined benefit pension plans in certain jurisdictions that are shared amongst its businesses, including NCR Atleos, and the participation of its employees and retirees in these plans is reflected in NCR Atleos’s historical combined financial statements as though it participated in a multiemployer plan with NCR. A proportionate share of the service cost associated with these defined benefit plans is reflected in NCR Atleos’s historical combined financial statements (see Note 7 “Employee Benefit Plans” to the historical combined financial statements), while any assets and liabilities associated with these defined benefit plans were not recorded on NCR Atleos’s historical combined financial statements. As part of the spin-off, the pension plan assets and benefit obligations of certain defined benefit plans not reflected in the historical combined financial statements will be transferred to NCR Atleos. As of March 31, 2023, the prepaid pension assets to be transferred to us amounted to $5 million and the net projected benefit obligation amounted to $441 million resulting in a net deferred tax asset of $94 million. We recorded a net pension plan liability as of March 31, 2023 as follows: $408 million in the United States, $22 million in Germany and $11 million in Italy, France, Austria, Chile and the Philippines, collectively. Additionally, we recognized incremental pro forma non-operating benefit (income) costs associated with these plans of $2 million and $(55) million for the three months ended March 31, 2023 and year ended December 31, 2022, respectively.

Pursuant to the employee matters and separation and distribution agreements, the Company will contribute $150 million to the U.S. pension plan immediately following the spin-off which will result in a reduction of the pension and indemnity plan liabilities.

In millions	As of March 31, 2023
Prepaid pension cost	$5
Other current liabilities	3
Pension and indemnity plan liabilities	293

(d)

Reflects additional postretirement and postemployment benefit obligations currently sponsored by NCR that will be transferred to NCR Atleos in connection with the spin-off. NCR offers multiemployer plans that are shared amongst its business, including NCR Atleos, and the participation in these postretirement and postemployment plans is reflected in NCR Atleos’s historical combined financial statements as though it participated in a multiemployer plan with NCR. A proportionate share of the costs associated with these postretirement and postemployment benefit plans is reflected in NCR Atleos’s historical combined financial statements (See Note 7 “Employee Benefit Plans” to the historical combined financial statements), while any liabilities associated with these benefit plans were not recorded on NCR Atleos’s historical combined financial statements. As of March 31, 2023, the total postretirement benefit obligations to be transferred to us amounted to $5 million and the total postemployment benefit obligations, including severance, amounted to $77 million.

In millions	As of March 31, 2023
Other current liabilities	$32
Other liabilities	50

Total pro forma adjustments to postretirement and postemployment benefit obligations	$82

(e)

Reflects adjustments for certain assets and liabilities that are to be transferred to NCR Atleos from Parent and Parent affiliates in connection with the spin-off. These assets and liabilities are to be transferred to NCR Atleos and were not included in the historical combined financial statements as NCR Atleos did not manage these assets and liabilities. The costs associated with these assets and liabilities have been allocated to NCR Atleos and are included within the historical combined statements of operations. Generally, the assets and liabilities within these Parent entities to be transferred to NCR Atleos relate to receivables included within the Parent’s trade receivables securitization program, corporate overhead including information technology, administrative facilities, certain operational support assets and employee-related liabilities and certain debt financing. Upon separation, these net assets will be transferred to NCR Atleos and therefore the pro forma adjustments have been calculated based on each entity’s discrete balance sheet excluding any assets and liabilities to be retained by NCR. The table below summarizes specific adjustments to the assets and liabilities.

In millions	As of March 31, 2023
Accounts receivable	$43
Inventories	17
Other current assets	45
Property, plant and equipment, net	22
Operating lease assets	19
Other assets	37
Short-term borrowings	3
Accounts payable	30
Payroll and benefit liabilities	46
Other current liabilities	6
Long-term debt	9
Operating lease liabilities	11
Other liabilities	3

(f)

Reflects an adjustment to remove $6 million of certain capitalized software assets that are expected to be retained by NCR. These assets primarily relate to developed software that are sold, leased or licensed to external customers. These assets were included in the NCR Atleos historical combined financial statements as the capitalized software assets had historically been part of the NCR Atleos business. Upon separation, these assets will be transferred to NCR and therefore a pro forma adjustment has been calculated to remove the assets from NCR Atleos historical combined financial statements. Additionally, adjustments were made to remove the associated revenue and costs related to the sale, leasing, licensing and maintenance of those capitalized software assets for the three months ended March 31, 2023, and the year-ended December 31, 2022.

(g)	Represents the reclassification of NCR’s net investment in our Company to Additional paid-in capital.

(h)

Reflects the issuance of 70,033,869 of our common stock with a par value of $0.01 per share pursuant to the separation and distribution agreement. We have assumed the number of outstanding shares of our common stock based on 140,067,737 shares of NCR common stock outstanding on March 31, 2023 and a distribution ratio of one share of our common stock for every two shares of NCR common stock. The actual number of shares issued will not be known until the record date for the distribution.

(i)	The Additional paid-in capital adjustments are summarized below:

In millions	As of March 31, 2023
Net parent investment(g)	$3,310
Distribution to NCR(a)	(2,706)
Pension plans(c)	(441)
Other retirement and benefits plans(d)	(82)
Net assets being transferred to us(e)	75
Net assets being transferred to NCR(f)	(6)
Common stock issuance(h)	(1)
Deferred taxes and one-time cash tax(k), (r)	(59)
Related party(m)	455
Lease(s)	(19)

Total pro forma adjustment to Additional paid-in capital	$526

(j)

Represents the current and deferred income tax impact of the transaction accounting pro forma adjustments as of and for the three months ended March 31, 2023 and for the year ended December 31, 2022. This adjustment was primarily calculated by applying the statutory tax rates in the respective jurisdictions to each of the pre-tax pro forma adjustments. The income tax benefit of $5 million for the three months ended March 31, 2023 does not reflect an income tax benefit of $9 million on $61 million of additional interest expense, as such, benefits are not realizable due to the 30% adjusted taxable income limitation under U.S. tax law and the lack of other sources of taxable income. The income tax expense of $212 million for the year ended December 31, 2022, does not reflect an income tax benefit of $49 million on $244 million of additional interest expense, as such benefits are not realizable due to the 30% adjusted taxable income limitation under US tax law and the lack of other sources of taxable income. The amount for the year ended December 31, 2022, also includes a $201 million non-cash nonrecurring charge related to the onshoring of certain non-U.S. intangible property ownership rights and restructuring changes to the Company’s legal entity structure. The internal restructuring includes both taxable and non-taxable transfers, undertaken to better align the NCR Atleos businesses and legal entities to be separated from NCR. The tax impact of these transactions is based on estimated amounts that may change upon the completion of the valuation of assets and liabilities. Due to the complexities of the transactions, the tax impact could increase or decrease materially. NCR Atleos’s post-separation effective income tax rate will be impacted by many factors, including the geographical mix of earnings and potential changes to the legal entity structure implemented subsequent to separation, and may as a result be materially different from the pro forma results.

(k)

The tax effects of the pro forma adjustments at the applicable statutory income tax rates includes a reduction of $145 million in Deferred income tax assets, a reduction of $104 million in Deferred income tax liabilities and an increase of $23 million in Income tax accruals. The majority of the deferred tax asset impact reflected herein relates to the onshoring of certain non-U.S. intangible property ownership rights. The majority of the reduction in deferred tax liabilities includes the deferred tax impact related to certain pension assets and liabilities under defined benefit pension plans that are currently sponsored by NCR that will be transferred to NCR Atleos prior to completion of the spin-off described in note (c) above. The increase to Income tax accruals is due to certain taxable transfers undertaken as part of internal restructuring to better align the NCR Atleos businesses and legal entities to be separated from NCR.

(l)

Pro forma weighted-average basic shares outstanding used to compute pro forma basic earnings per share for the three months ended March 31, 2023 and the year ended December 31, 2022 is based on the number of weighted average NCR common shares outstanding during the three months ended March 31, 2023 and the year ended December 31, 2022, respectively, assuming a distribution ratio of one share of our common stock for every two shares of NCR common stock. Pro forma weighted-

average diluted shares outstanding used to compute pro forma diluted earnings per share is based on the weighted average number of basic shares of our common stock since we had a net loss for the three months ended March 31, 2023 and the year ended December 31, 2022. The incremental shares associated with stock-based awards granted to our employees under NCR’s stock-based compensation plans were not included in the computation of earnings per share in either period because the inclusion would have an anti-dilutive effect. The actual future impact of potential dilution from stock-based awards granted to our employees under NCR equity plans will depend on various factors, including employees who may change employment from one company to another.

(m)

Reflects an adjustment to extinguish or reclassify related party borrowings, related party receivables and payables in connection with the spin-off. Upon separation, the Company will no longer have borrowings due to related party, related party receivable or related party payable. Accordingly, amounts have been removed from the unaudited pro forma combined balance sheet as of March 31, 2023 with the exception of $41 million of related party receivables which were included within the Parent’s trade receivables securitization program that have been reclassified to Accounts receivable. Additionally, the related party interest expense has been removed from the unaudited pro forma combined statements of operations for the three months ended March 31, 2023 and the year ended December 31, 2022.

(n)

The adjustment of $4 million for the three months ended March 31, 2023 reflects additional nonrecurring stock compensation expense due to pre-existing provisions in a portion of the market-based restricted stock unit awards granted in December 2022 and February 2023 (“the awards”). The awards vest over a 36-month period, with a market condition based on the Company’s compound annual growth rate (“CAGR”) as of the end of the 36-month performance period. The agreements for 50% of the awards require the vesting period to be shortened in such that it would conclude at the later of (i) the spin-off date or (ii) 12 months (from the grant date) in the event a spin-off occurs.

As the awards were granted in the normal course of business, the occurrence of the spin-off does not result in any of the awards becoming immediately vested. The number of awards that are probable of vesting and the grant date fair value did not materially change as a result of the spin-off scenario being achieved and therefore, determining that the spin-off performance condition becomes probable will not result in a cumulative catch-up of compensation cost.

The unrecognized compensation cost at the date of the spin-off is assumed to be recognized prospectively over a shortened requisite service period of 12 months. As the awards were first granted in December 2022, the change of vesting position had no material impact to the annual period; therefore, the Company did not reflect a pro forma adjustment for the year ended December 31, 2022.

Autonomous Entity Adjustments:

(o)

Reflects the effect of commercial agreements that the Company and NCR intend to enter into prior to the spin-off reflecting new commercial pricing in these arrangements applied to historical allocations to and from NCR. The commercial agreements are primarily associated with maintenance services, manufacturing services, product resell and other support services and supply chain operations in certain jurisdictions.

(p)

In connection with the spin-off, NCR Atleos will enter into a transition service agreement (“TSA”) with NCR whereby NCR will continue to provide NCR Atleos functional support services at a cost to NCR Atleos, including finance, information technology, and other infrastructure and operational functions. The cost of the TSA is not expected to have a material impact on pro forma net income for the three months ended March 31, 2023 and the year ended December 31, 2022 as the historical combined statements of operations for those periods already reflect allocations of costs for these services that are not expected to be materially different under the TSA. Certain terms of the TSA will be finalized prior to the spin-off. The estimate that the TSA costs will not have a material impact is based upon the expected terms of the services to be provided under the TSA as of the date of this information statement and are subject to change. Any changes to the final terms are not expected to be significant.

(q)

Reflects additional non-recurring charges from executed contracts with third party vendors related to the stand-up of NCR Atleos as a standalone public company, which are expected to be incurred in relation to the separation. These charges primarily consist of incurred but not recorded and estimable costs covered by executed contracts related to legal, advisor fees, system implementation, business separation and other costs. These costs are necessary to facilitate the separation and establish the Company as an autonomous entity. These adjustments are comprised of non-recurring expenses of $0 and $14 million in Selling, general, and administrative expenses for the three months ended March 31, 2023 and the year ended December 31, 2022, respectively. Actual charges that will be incurred could be different from these estimates.

(r)

Represents the current and deferred income tax impact of the autonomous entity pro forma adjustments as of March 31, 2023 and for the three months ended March 31, 2023 and the year ended December 31, 2022, respectively.

(s)

Reflects the net impact of lease arrangements with third parties and lease and sub-lease arrangements with NCR for corporate offices and shared sites that have been entered into or will be entered into prior to the spin-off. These adjustments record the operating right-of-use assets and related operating lease liabilities based on the estimated present value of the lease payments over the lease term. There is no income statement impact as lease expense is expected to be consistent with facilities charges included in the historical combined statements of operations.

Management Adjustments:

We have elected to present management adjustments to the pro forma financial information and included all adjustments necessary for a fair statement of such information. Following the spin-off, we expect to incur incremental costs as a stand-alone entity in certain of our corporate functions (e.g., information technology, human resources and legal, among others) as well as certain operational functions (e.g., procurement, supply chain, call center and technical services, among others). We received the benefit of economies of scale as a business unit within NCR’s overall centralized model; however, in establishing these independent corporate and support functions, the expenses will be higher than the prior shared allocation.

As a stand-alone public company, we expect to incur certain costs in addition to those incurred pursuant to the commercial agreement as described in note (o) and other transaction and autonomous entity adjustments noted above. This includes costs resulting from:

•

Recurring and ongoing costs required to operate new functions for a public company such as external reporting, internal audit, treasury, investor relations, board of directors and officers, stock administration, and expanding the services of existing functions such as information technology, finance, supply chain, call center/services support, human resources, legal, tax, facilities, branding, security and insurance; and

•

One-time and non-recurring expenses associated with the separation and stand up of functions required to operate as a stand-alone public entity. These non-recurring costs consist of expected future costs and certain estimated costs based on future management actions related to system implementation costs, business and facilities separation, applicable employee-related costs, development of our brand and other matters. This excludes certain costs that pertain to executed vendor agreements for which the costs are incurred directly with the separation and captured in the autonomous entity adjustment described in note (q) above.

In order to estimate these additional expenses, the Company performed a budget assessment of the resources and associated one-time and recurring costs required for each function to stand up and operate NCR Atleos as a standalone public company. This assessment was performed consistently across all functions resulting in certain functions having incremental costs and others having lower costs than the relevant corporate allocations included in the historical combined financial statements. The “corporate and operational support functions labor-based” adjustments presented in the tables below reflect the estimated personnel costs based on this assessment offset by the elimination of historical allocated costs included in the historical combined financial statements related to shared corporate personnel that will not join NCR Atleos after the separation. The “corporate and operational support functions non-labor-based” adjustments presented in the tables below represent costs in excess of historical allocated costs included in the historical financial statements associated with outside services, information technology, real estate, human resources, legal, marketing, and investor relations fees and were determined by estimating third-party spend in each function.

Primarily as a result of the above items, NCR Atleos expects to incur higher expenses than the historical allocated costs due to dis-synergies in order to operate as a standalone public company. The adjustments below reflect these dis-synergies, which are represented by higher costs of $30 million for the three months ended March 31, 2023 and $151 million for the year ended December 31, 2022. The Company also expects certain expenses to be lower than the historical shared allocation, resulting in synergies of $6 million and $35 million for the three months ended March 31, 2023 and the year ended December 31, 2022, respectively. The expected synergies represent lower expected costs than what was historically allocated as result of budgeted cost savings driven by headcount reductions primarily related to certain functions including information technology and global security.

Overall, we estimated that we would incur approximately $24 million of total incremental expenses (including one-time expenses of approximately $7 million and recurring expenses of $17 million) for the three months ended March 31, 2023 and $116 million of total expenses (including one-time expenses of approximately $74 million and recurring expenses of $42 million) for the year ended December 31, 2022.

These additional expenses resulting from the budget assessment have been estimated based on assumptions that our management believes are reasonable. However, actual additional costs that will be incurred could be different from the estimates and would depend on several factors, including the economic environment, results of contractual negotiations with third-party vendors, ability to execute on proposed separation plans, and strategic decisions made in areas such as information technology and infrastructure, supply chain, real-estate footprint, outsourcing, etc. In addition, adverse effects and limitations including those discussed in the section of this information statement entitled “Risk Factors” may impact actual costs incurred.

The unaudited pro forma combined financial statements constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See the section of this information statement entitled “Forward-Looking Statements.” The tax effect has been determined by applying the respective statutory tax rates to the aforementioned adjustments in jurisdictions where valuation allowances were not required.

The table below sets forth the management adjustments for the three months ended March 31, 2023:

In millions, except per share amounts	Net Income (loss)	Basic and diluted loss per share	Basic and diluted weighted average shares
Pro Forma*	$(24)	$(0.34)	69.8
Management Adjustments
Synergies
Corporate and operational support functions labor-based(1)	5
Corporate and operational support functions non-labor-based(2)	1
Dis-synergies
Corporate and operational support functions labor-based(3)	(10)
Corporate and operational support functions non-labor-based(4)	(20)
Total management adjustments	(24)
Tax effect	6

Pro forma net income (loss) after management’s adjustments	$(42)	$(0.60)	69.8

*	As shown in the unaudited Pro Forma Combined Statements of Operations
(1)	Primarily related to information technology and global security
(2)	Primarily related to global security and general management
(3)	Primarily related to product and service operations (i.e., supply chain, customer engineers, etc.) and legal
(4)	Primarily related to third-party information technology, infrastructure, software and other third-party fees

The table below sets forth the management adjustments for the year ended December 31, 2022:

In millions, except per share amounts	Net income (loss)	Basic and diluted loss per share	Basic and diluted weighted average shares
Pro Forma*	$(284)	$(4.15)	68.4
Management Adjustments
Synergies
Corporate and operational support functions labor-based(1)	35
Corporate and operational support functions non-labor-based	—
Dis-synergies
Corporate and operational support functions labor-based(2)	(23)
Corporate and operational support functions non-labor-based(3)	(128)
Total management adjustments	(116)
Tax effect	29

Pro forma net income (loss) after management’s adjustments	$(371)	$(5.42)	68.4

*	As shown in the unaudited Pro Forma Combined Statement of Operations
(1)	Primarily related to information technology and global security
(2)	Primarily related to product and service operations (i.e., supply chain, customer engineering, etc.), legal and professional services
(3)	Primarily related to third-party information technology infrastructure, software and other third-party fees

BUSINESS

Overview

We are an industry-leading financial technology company providing self-directed banking solutions to a global customer base including financial institutions, retailers and consumers. Self-directed banking is a growing, secular trend that allows banking customers to complete transactions seamlessly between various channels. Our comprehensive solutions enable the acceleration of self-directed banking through ATM and interactive teller machine (“ITM”) technology, including software, services, hardware and our proprietary Allpoint network. While we provide all our solutions on a modular basis, we have also assembled these capabilities into a turnkey, end-to-end platform which we have branded “ATM-as-a-Service”.

As ATM technology has evolved in recent years, the substantial majority of banking transactions can now be completed at the ATM, including cash deposits, withdrawals and other account services, as well as the origination of payments transactions such as bill payments and money transfer. In addition, the development of ITMs, that utilize remote bank employees to provide customer support and servicing via interactive video, enable customers to complete more complex transactions such as account opening, card issuance and replacement and loan applications. We believe that ATMs and ITMs are increasingly the delivery channel of choice where transactions cannot be completed digitally, and for this reason, are critical to a broader strategy to provide convenient access for consumers.

The secular nature of the growth in self-directed banking is in large part responsive to how financial institutions interact with their customers and the ensuing implications to the traditional branch banking operational model. With retail banking customers increasingly receptive to engagement outside the traditional branch banking environment, financial institutions are investing in non-branch channels to foster enhanced engagement with their customers. As such, ATMs and ITMs represent an increasing share of transactions relative to the legacy branch infrastructure.

These shifts in engagement have meaningful operating implications, particularly in the face of sustained margin pressure across the banking industry. We believe that self-service banking capabilities, and self-directed banking more broadly, represent an opportunity for financial institutions to rationalize legacy branch networks and instead invest in omni-channel engagement models, often in partnership with third party providers as part of a comprehensive and more cost-effective solution.

Our solutions are designed to enable the acceleration of digital transformation through software, services, and hardware, creating meaningful operating efficiencies while offering differentiated user experiences to their end consumers. ATM and ITM channels allow financial institutions to transform the traditional branch banking model and offer a more robust, efficient, and convenient banking experience to their customers.

Our solutions also offer distinct and powerful advantages to retailers and consumers. Through our ATMs and ITMs, retailers can create everyday banking destinations within their store footprints, driving new and repeat foot traffic and increased in-store spending while reducing the high labor costs associated with maintaining in-store financial services desks. Consumers benefit from increased convenience and connectivity through proximity to the network of approximately 85,000 ATM locations we own and operate including the Allpoint network, which we believe is the largest retail surcharge-free independent network of ATMs in the U.S.

We believe our comprehensive capabilities differentiate us in the marketplace for self-directed banking technology. Historically, banks and retailers would negotiate with a wide array of third-party technology and service providers, pairing disparate systems with internally developed technologies to assemble a disjointed self-directed banking offering. Our customers, in contrast, benefit from a comprehensive outsourced solution to a single vendor, improving the functionality and availability of a self-directed banking network and the predictability of the cost to operate.

Given the demands of our customers, we are continuing our transition to software-led solutions. Today, our software platform, which runs in the cloud and includes microservices and application programming interfaces

(“APIs”) that integrate with our customers’ systems, and our ATM-as-a-Service solutions, bring together all our capabilities and competencies to power the technology to run our customers’ self-directed banking networks, at the same time allowing us to earn a greater proportion of recurring revenues.

We have grown organically, as well as through acquisitions, to add software, services and other capabilities that complement or enhance our existing portfolio. In 2021, we completed the acquisition of Cardtronics plc (“Cardtronics”) to accelerate our ATM-as-a-Service strategy, adding the Allpoint network to our suite of financial institution and retailer-focused payment technologies. We intend to continue pursuing opportunities to win new customers, expand our footprint and drive more transactions and foot traffic for our customers.

By delivering mission-critical solutions to a durable customer base under long term contracts, we generate diversified and largely recurring revenues across contracted software, services and predictable transactional revenue streams. We believe our scale, operational expertise and efficient use of capital, as a percentage of revenues, allows us to deliver meaningful free cash flows, with opportunities for further expansion as we pursue our growth objectives, undertake strategic acquisitions and return capital to our shareholders.

Industry Trends

Retail banking engagement models are quickly evolving, requiring banks to reconsider typically branch based strategies and introduce new, often hybrid engagement strategies combining digital and physical touchpoints. At the same time, competition, sustained technology investment and regulatory headwinds have created profit margin pressure across the entire retail banking industry, reinforcing the importance of operational efficiency. Self-directed banking solutions, such as ATMs and ITMs, offer a mission critical and operationally efficient complement to a digital banking platform. We believe retail banking is in the early stages of branch transformation and a secular pivot towards self-service.

We specifically see the following trends contributing to the expansion of our addressable market:

•

Shifting Consumer Preferences: The shift in general consumer preference and sentiment away from legacy branch-based engagement is coupling with a rapid expansion of digitally native retail banking services that is accelerating the importance of self-directed and self-service offerings among banks and credit unions as a complement to a digital strategy.

•

Growing cash withdrawals and usage: Despite growth in card-based and other non-cash payment volumes, overall cash withdrawals and usage continue to grow. Cash remains a dominant payment method across a vast array of transaction types, such as repetitive, low dollar-amount transactions, and consumer groups, such as the underbanked. According to the Federal Reserve Bank of San Francisco, from 2019 to 2021 the average cash balance in a physical wallet increased from $60 to $67, highlighting the importance of ATM access as a determining factor in consumer bank selection. According to Retail Banking Research (RBR), the volume of cash withdrawals has grown from 69 million in 2020 to 70 million in 2022 and according to the Federal Reserve Bank of San Francisco, the number and share of cash payments from 2020 to 2021 increased, highlighting the continued volume recovery post the COVID-19 pandemic. As the volume and value of cash withdrawals continue to rise, we expect to earn more revenue based on a growing global ATM footprint as well as increased per unit usage.

•

Branch transformation and focus on efficiency: With the expansion of retail banking services available through self-service or digital channels, many financial institutions have de-emphasized traditional physical branches. This trend towards shifting more customer transactions outside the branch has helped financial institutions lower operating costs. As a result, many banks have been reducing the number of physical branches they operate. In 2022, U.S. banks closed over 3,000 branches, according to S&P Market Intelligence. According to National Community Reinvestment Coalition (NCRC), 9% of all branch locations in the U.S. closed between 2017 and 2021, representing a loss of approximately

7,500 branch locations. The closing of physical branches creates an opportunity for us to provide the financial institution’s customers with convenient access to ATMs and to work with the financial institutions to preserve a branded or unbranded physical presence through our ATMs and Allpoint network. We expect these investments in efficiency to continue.

•

Financial inclusion shifting the retail banking landscape: The un- and under-banked population represents a massive, largely greenfield opportunity that is reshaping the retail banking landscape. Technology and digitization is meaningfully reducing the cost to serve a retail customer, leading to the rise of digital-first banks and other fintechs (“challenger banks”) enabled by a modern, API driven technology infrastructure. Challenger banks are building basic but effective products within a constructive regulatory backdrop reflecting the fundamental support for challenger banks to bring banking services to a broader audience, a foundational element of financial inclusion.

Challenger banks today are expanding behind this initial addressable market. According to Cornerstone Advisors, more than a quarter of Americans age 21 to 26 years old and nearly a third of Americans age 27 to 41 now call a challenger bank their primary checking account provider. Across the thirteen challenger banks tracked by Cornerstone Advisors, active accounts grew 43% throughout 2021 to over 39 million. By partnering with us and joining the Allpoint network, these challenger banks can provide their customers with immediate access to 55,000 ATMs throughout our network, mitigating one of the key disadvantages – anytime and everywhere cash access versus traditional financial institutions.

•

Proliferation of e-commerce: Everyday retail transactions are increasingly occurring outside the traditional retail environment with the growing number of e-commerce companies. According to National Bureau of Economic Research (NBER), e-commerce has dramatically altered retail in the last two decades, with online sales growing from 0.63% of total retail sales in 1999 to 13.3% in 2021. ATMs can help counteract these online trends, encourage foot traffic back in-store to physical locations and drive increased customer shopping basket size as well as more in-store spending for offline traditional retailers. We believe that deploying ATMs has the potential to yield the most profitable square footage in a physical store given retailers benefit from both a revenue share on the ATM as well as the increased dollars that are re-spent at the store on larger purchase baskets.

Our Market Opportunity

We estimate there are currently over 3 million ATMs deployed globally, a figure that has grown from 1 million in the year 2000. According to internal Company data, NCR Atleos currently owns, manages or services approximately 800,000 ATMs across various deployment models.

We believe our current addressable market is approximately $25 billion. This includes the global market for ATM hardware, software and services, which currently represents $10 billion of our addressable market, according to data from Gartner, Ovum and internal estimates. The second component of our addressable market is for ATM network transactions such as withdrawals and deposits, which currently represents a $15 billion revenue opportunity.

We believe that this core market will annually grow in excess of GDP based on secular trends around self-directed banking. According to the U.S. Federal Reserve, cash in circulation continues to grow faster than Real GDP and we expect this trend to continue. Furthermore, we believe the ATM market may expand if more types of transactions are conducted at ATMs, including the purchase of Bitcoin, legal sports gaming accounts, bill payments and new account openings, potentially, we believe, providing a nearly $2 billion new revenue opportunity over time.

Our Solutions

The comprehensive set of products and capabilities we deliver can be flexibly constructed into a solution to meet the needs of the customer. The flexibility of our model is well suited both for customers who are interested in a completely outsourced, turnkey solution and for those customers who prefer to integrate our products into their existing infrastructure. Our solutions consist of software, hardware, managed services, branding and the Allpoint network:

•

Software: We develop, install, support and run software, which we brand as our Digital First ATM software platform, to power a modern user experience for our proprietary and third-party hardware units. Select functionality includes device management, endpoint security, ATM marketing, cash management, transaction processing, personalization and application software. We have developed our software expressly to foster the digital first strategies of customers, including the requisite flexibilities to enable seamless add-ons, upgrades, maintenance and security. We can earn revenue on a recurring, subscription basis based on multi-year contracts. Our software strategy is the driving factor behind the evolution of our financial profile to a more recurring, lower capital model.

•

Hardware: We develop, assemble, distribute and maintain a variety of ATM hardware units. We can assemble and sell an ATM or ITM with or without embedding our own hardware-agnostic software. We can also repair or maintain our own units or third-party units. Our hardware products include multi-function ATMs, ITMs, cash dispensers and cash recycling ATMs. The breadth of our hardware offerings ensures that we can address the increasingly diverse use cases that financial services kiosks serve today, offering a valuable on-ramp to broader software and managed services offerings.

•

Managed Services: Our managed services, including ATM-as-a-Service solutions, help banks run their end-to-end ATM channel, including transaction processing, managing cash and cash delivery, supplies, and telecommunications as well as routine and technical maintenance. As part of this suite of services, we offer a full line of software such as multi-vendor ATM management systems software application suite and related hardware including multi-function ATMS, ITMs, thin-client ATMs, cash dispensers, and cash recycling ATMs. Additionally, we offer back office, cash management, software management, and ATM deployment, among other services.

•

Branding: With Company-owned ATMs we have an opportunity to augment revenue streams through branding arrangements, specifically by attaching customer logos to our units. These bank-branding arrangements allow a financial institution to expand geographically for less than the cost of building a branch location or owning an ATM. Under these arrangements, the financial institution’s customers have fee-free access to use the bank-branded ATMs. In return, we typically receive a fixed fee per branded ATM from the financial institution while retaining our standard fee schedule for other cardholders using the bank-branded ATMs.

•

Allpoint Network: We offer credit unions, banks, digital banks, fintechs, stored-value debit card issuers, and other consumer financial services providers access to Allpoint, our retail-based ATM network, providing convenient and surcharge-free cash withdrawal and deposit access to end consumers and cardholders as well as the ability to convert a digital value to cash, or vice versa, via NCRPay360.

The ATMs and ITMs we deploy are operated under either Company-owned, customer-owned, or partner-owned models, depending on the in-house capabilities of the customer. The majority of the kiosks we serve are ATMs, however financial institutions and retailers are increasingly looking to video teller solutions to offer more self-service options to their customers and we are well positioned to serve these needs.

In a Company-owned arrangement we place ATMs generally at well-known retailers such as Circle K, Costco, CVS, Kroger, Speedway, Target, and Walgreens. We also service and operate ATM networks on behalf of financial institutions in either a Company-owned or customer-owned model. We are typically responsible for all aspects of the ATM’s operations. This can include transaction processing, managing cash and cash delivery, supplies, and telecommunications, as well as routine and technical maintenance. We earn revenue on a per transaction basis from the surcharge fees charged to cardholders for the convenience of using our ATMs and from interchange fees charged to cardholders’ financial institutions for processing the transactions conducted on our ATMs, or on a fixed monthly recurring fee. As of December 31, 2022, we owned and operated approximately 85,000 ATMs, the majority of which are part of the Allpoint network.

In a customer-owned or partner-owned model, the bank, retail merchant or independent distributor owns the ATM and is usually responsible for providing cash and performing simple maintenance tasks while we generally provide processing only services or various managed services solutions. Under a managed services arrangement, retailers, financial institutions, and ATM distributors rely on us to handle some or all of the operational aspects associated with operating and maintaining ATMs, typically in exchange for a monthly service fee, a fee per transaction, or a fee per service provided. Each managed service arrangement is a customized ATM management solution that can include any combination of the following services: monitoring, maintenance, cash management, cash delivery, customer service, transaction processing, and other types of related services. As of December 31, 2022, based on internal company data, we managed/serviced approximately 715,000 ATMs.

Digital First ATM Software Platform

Our Digital First ATM software platform powers our ATM hardware, enabling customers to drive a rich customer experience across their self-service channels and is the basis across which the majority of our solutions are driven, whether we are operating our own ATMs, operating ATM estates on behalf of our customers, or providing a platform that our customers operate in their own environments. We operate the platform on a fee for service basis or provide some/all of it to customers to operate in their own environment on a subscription license basis.

Our ATM application software includes the following key components:

•

Device Management: Our device management software, NCR Vision, helps customers maximize uptime, availability, and profitability of their ATM network. NCR Vision provides access to the transaction and performance data of any self-service device allowing retailers and financial institutions to make faster, more informed decisions to improve consumer experience and business performance and is a key component in providing our customers a more holistic view of the performance of their consumer facing channels.

•

Endpoint Security: Our endpoint security software keeps ATMs secure with key capabilities including hard disk encryption, remote BIOS management and application whitelisting. This is an increasingly important module as the threat traditional cyber-attacks pose increases and non-traditional attacks emerge.

•	Marketing: Our marketing software brings together advertising and targeted marketing with scalable solutions that offer time-based, location-based, one- and two-way messaging, ATM preferences and digital receipts. These help banks improve conversion rates, drive new revenue, and increase user engagement.

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Cash Management: Our cash management software, Optisuite, optimizes and reduces the cost to supply cash, which represents the highest cost item in an ATM operation. Our software algorithmically optimizes the entire cash supply chain from vaults through transport to the ATM and branch cash points.

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Transaction Processing: Our transaction processing software includes two modules. Terminal Handler software makes it more efficient to deploy, manage and run ATMs by providing end-to-end terminal handler functionality while conforming to modern enterprise and cloud technologies. Terminal Handler delivers a step forward in operational efficiency by being switch independent, handling modern protocols, applying business rules via configuration rather than coding and fully integrating with the latest hardware and software. Our Authentic software operates a multi-faceted payments business from a single platform through an intelligent transaction processing platform that can accept any type of transaction from any device, source or system, authorize and authenticate the payment, then route it to any destination. Authentic offers multi-institution, multi-currency, multi-language, and multi-channel support and ensures compliance with EMV standards, contactless and mobile payment types as well as a debit card management solution.

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Personalization: Our Connections software works with our Enterprise ATM application software to enable personalization of the ATM consumer experience to the consumer whether it is offering different transactions and services or a differentiated consumer user interface experience.

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Application Software: Our modern ATM applications allow the ATM to be an active part of the digital-first strategy. Activate Enterprise for North America, and NDC Enterprise for international markets, are our simplified, digital-first ATM software application that offers easy deployment, standardized transactions, video-assisted banking and more for a modern ATM experience.

ATM-as-a-Service

Over time we have evolved our delivery model towards managed services and today we offer an ATM-as-a-Service solution. Within this solution we deliver fully outsourced ATM management to our clients to accelerate branch transformation and optimization strategies. This includes back office, operations, software management, transaction processing, security and compliance, and cash and cash-in-transit management. Prior to ATM-as-a-Service, financial institutions would need to manage these operations in-house or with disparate providers, creating additional costs and reducing flexibility. Our ATM-as-a-Service offering improves both the performance and availability of an ATM network while allowing our customers to interface with a single vendor, single contract, single monthly bill and single point of contact. Selected capabilities within our ATM-as-a-Service offering include:

•	Back Office: Full range of back-office functions from managing the hardware and software procurement to managing suppliers.

•	Transaction Management: Outsourced transaction processing and managing networks or card schemes to alleviate resources drain.

•	Cash Management: Machine learning, cash forecasting and cash in transit management ensures our customers’ ATMs maintain sufficient cash balances for their operations.

•	ATM Operations: Monitoring and maintaining ATM fleets, with 24/7 support and a global network of over 10,024 engineers.

•	Software Management: Ensuring ATM software environments remain secure, compliant, and supported by a team of experts.

•	ATM Deployment: Designing, developing, and deploying ATMs allows our customers to outsource channel management and focus on their core businesses.

Allpoint Network

We own and operate the Allpoint network (also referred to as “Allpoint”), which we believe is the world’s largest retail-based surcharge-free ATM network (based on the number of participating ATMs). The Allpoint network has over 55,000 participating ATMs and provides surcharge-free ATM access to approximately 1,200 participating credit unions, banks and financial technology companies with a primary focus on fintechs and stored-value debit card issuers. For participants, Allpoint delivers the scale, density, and convenience of surcharge-free ATMs that surpass the largest banks in the U.S. Under Allpoint, we typically earn either a fixed monthly fee per cardholder or a fixed fee per transaction paid by the consumer’s financial institution or the card/benefit issuer. We also earn interchange revenues on each transaction performed at one of our participating Allpoint ATMs.

Allpoint also provides services to organizations that manage stored-value debit card programs on behalf of corporate entities and governmental agencies, including general-purpose, payroll, and electronic benefits transfer cards. Under these programs, the issuing organizations pay Allpoint a fee per issued stored-value debit card or transaction in return for allowing the users of those cards surcharge-free access to Allpoint’s participating ATM network.

The scale of the Allpoint network rivals the combined footprint of the top three U.S. banks, with 80% of the U.S. population living in a zip code with an Allpoint ATM. The network footprint allows even the smallest participating financial institutions to offer consumers a self-service banking experience typically afforded only to customers of the largest money-center banks. In turn, participating institutions can efficiently foster loyalty and attract and retain more consumers.

In April, 2023 we announced an expanded partnership with Payfare Inc. which powers instant payouts and loyalty rewards for the largest gig economy platforms in the United States including DoorDash and Lyft. The expanded partnership allows Payfare Inc. cardholders to gain access to Allpoint cash-accepting ATMs, enabling cash deposit in addition to withdrawals. This growing relationship highlights Allpoint’s central positioning within the secular trend of financial inclusion and the benefits of our scale and ability to reach a broad audience.

Currently the Allpoint network extends throughout the U.S. and to the U.K., Canada, Mexico, Australia and New Zealand.

Competitive Strengths

Our differentiation and the basis for pursuing our growth objectives is based on the following competitive strengths:

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Industry Leader: We believe we are the largest global provider of self-directed banking units, including both owned and managed ATMs and other kiosks. As of December 31, 2022, based on internal company data, we owned and operated approximately 85,000 units, managed/serviced approximately 715,000 units and reached a broad network of financial institutions and retailers through the Allpoint network. The scale afforded by our leading position is a distinct competitive advantage. Our globally recognized brand supports our customer acquisition, customer retention and commercial partnership objectives. The information we have from managing hundreds of thousands of units, notably the data around consumer use, unit performance and functionality, provides near real-time insights impacting our customers’ operations. Finally, the cash flows from our cash generative, recurring-revenue model help support a consistent reinvestment strategy.

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Comprehensive Platform: We believe we offer the market’s only truly comprehensive platform, allowing us to be a single vendor for our customers’ self-directed banking needs in a way that is differentiated from our competitors. Through our software, managed services and hardware, we offer capabilities extending across back office, operations, software management, transaction processing, security and compliance, and cash and cash-in-transit management. Furthermore, through our ATM-as-as-Service platform, we combine our full capability set into a turnkey, end-to-end platform completely alleviating our customers from the operational burden of running an in-house self-directed banking effort. Each of our models offers a distinct value proposition allowing our customers to efficiently drive consumer engagement and user experience.

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Our Proprietary Allpoint Network: Our Allpoint network allows us to benefit from the network effects of connecting financial institutions with retail customers and ultimately end consumers. Our financial institution customers achieve a self-directed banking footprint that is larger than that of the top money-center banks, transforming the ATM channel into a cost-effective differentiator that also creates brand affinity for customers and prospects. Our retailer customers, meanwhile, benefit from additional foot traffic, sales velocity and opportunities to likewise build brand loyalty. Finally, end consumers – our customers’ customers – benefit from what is often a surcharge-free network access and enhanced cash-related and ATM-based services allowing them to transact where they live and spend money otherwise going to fees at our retailers’ locations. This collective value proposition serves as a valuable marketing and retention tool, drawing more customers and partners to the network.

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ATM-as-a-Service Subscription Model: Our ATM-as-a-Service subscription model is the foundation for a turnkey platform that our customers rely upon to anchor their respective self-directed banking strategies. The model also provides us a recurring revenue stream that allows us to more effectively forecast our business and, in turn, invest in innovation and serve our customers.

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Cloud Based Technology: Technology is a differentiating factor in self-directed banking. Our cloud-based software allows our customers to offer uniform functionality across a fleet of ATMs with the security, flexibility and pace of innovation inherent with cloud-based offerings. Previously, software would need to be installed on-premise, limiting flexibility. With a cloud-based solution we accelerate time to market, deploy solutions more easily and provide flexibility to add new software features. Selected software capabilities include universal software across both traditional ATM and ITM machine types, enabling ATMs as an access point for a range of digital and extended banking services, contactless card support, broad-based marketing, and the ability to add new services and transaction types.

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Culture of Innovation: Innovation is a constant within self-directed banking as our customers’ rapidly advancing branch transformation initiatives continually raise the bar in self-directed banking functionality. Our leading position affords a unique perspective into the evolution of self-service banking and a unique opportunity to develop and deploy innovative new capabilities in partnership with our customers. This is a powerful input into our development engine, for instance catalyzing our introduction of Bitcoin trading and the development of NCRPay360, a secure way to enable cash-in and cash-out transactions from a single mobile app. We believe we are in the early days of a broader secular trend around kiosk-based financial services and will leverage our development flywheel to remain at the leading edge of innovation.

Business Strategy

Our business strategy and growth roadmap is defined by the following:

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Increase transaction levels at existing locations: We believe there are opportunities to increase the number of transactions that occur at our existing ATM locations. In addition to our current initiatives that tend to drive additional transaction volumes to our ATMs, such as bank-branding and network-branding, we have developed and are continuing to develop new initiatives to drive incremental transactions to our existing ATM locations. These initiatives may include incentives to cardholders, such as coupons and rewards, which incentivize customers to visit our ATMs. We also continue to invest in data analytics to better understand our ATM usage patterns to help us identify growth opportunities.

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Win more customers and expand our footprint: We have a long history and association with branch transformation through generations of products and thousands of customers, many of whom we have served for decades. We will continue to invest in the sales and customer success teams required to win and retain new customers and expand our ATM footprint. Our targeted customer acquisition strategy varies by customer type:

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Retail: We believe the retail channel is substantially underpenetrated and an actionable opportunity to grow our network. The value proposition through retail partnerships is multi-faceted, most importantly driving increased foot traffic and sales velocity. We are investing in initiatives to more proactively help drive traffic and marketing for our retail partners, by for instance drawing cardholders to retail ATM locations in exchange for incentives and other retail offers.

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Bank: We will continue to invest in winning more banks and credit unions, primarily seeking to deploy our ATM-as-a-Service model but also traditional company- and bank-owned models. Critically, we will continue to invest in our value proposition, ensuring that we allow our financial institution customers to offer a premier end-consumer experience at a material savings as compared to an internally developed ATM network.

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Invest in the FinTech channel: We intend to invest to expand relationships with fintechs and card issuers, such as reloadable stored-value debit card issuers, digital-only balances held by consumers, and alternative payment networks, which are seeking an extensive and convenient ATM network to complement their card offerings and electronic-based accounts. Many leading fintechs and challenger digital banks and providers of consumer financial services that lack a physical branch or ATM network of their own have partnered with us to provide their customers with convenient and surcharge-free access to ATM services. We have seen strong transaction growth with this customer type, as many of these businesses promote the convenience of our Allpoint network as a value point to their customers and an integral part of their solution.

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Shift traditional ATM business to recurring ATM-as-a-Service model: We intend to continue investing to win new ATM-as-a-Service customers as well as convert existing customers operating under a traditional model. We estimate that the contractual ATM-as-a-Service model doubles recurring revenue as compared to a traditional ATM hardware and maintenance contract of comparable size, expanding our total addressable market. This is because historically certain of our customers would purchase some of the components that make up our ATM-as-a-Service offering from third-parties. By combining all of these components into one ATM-as-a-Service offering, NCR Atleos expects to expand its opportunities and expects to capture additional revenues. With an as-a-service model we have an opportunity to win incremental market share by improving the utility of our customers’ self-directed banking solutions, driving retention.

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Grow the Allpoint network: As banks reduce physical footprints and digitize existing branches, and credit unions seek to expand with limited physical points of presence, our value proposition is only magnified, and our sales pipeline reflects this secular trend. We will continue to invest in bringing financial institutions and retailers to the Allpoint network to drive high margin incremental transaction volumes while allowing us to continue to re-invest in expanding and improving the network, reinforcing our competitive advantage. We believe the addition of deposit accepting functionality in the Allpoint network significantly expands the value proposition to our customers, allowing them to offer near branch functionality in secure convenient retail locations that their customers are in every day.

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Expand Total Addressable Market through product development: We see an opportunity to expand our addressable market by extending the breadth of our capabilities. For example, we are investing to introduce cashless card access and Bitcoin capabilities, extending ATM capabilities beyond cash access and balance inquiries. As another example, we are introducing cash deposit functionality specifically targeting retailers executing prepaid reloads, billpay and other cash-to-card consumer transactions which generate substantial daily cash balances.

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International Expansion: We intend to continue investing in international expansion. As of December 31, 2022, our ATMs were deployed in over 65 countries and in 2022 we generated 55% of our revenue outside of the United States. We will focus our expansion and investment on high cash jurisdictions, such as Greece and Portugal, where we believe we have an opportunity to build Allpoint-like networks in partnership with broader, country-level banking systems.

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Select M&A: We intend to continue to complement and accelerate our organic growth strategies through acquisitions. We have a successful record of identifying, executing, and integrating acquisitions, and we intend to continue to pursue acquisitions where they can accelerate our growth objectives and are strategically and financially accretive. We have a demonstrated track record of M&A execution and implementation, including the acquisitions of Cardtronics and LibertyX.

Our business strategy and growth roadmap allow us to remain on the leading edge of secular trends driving self-directed banking, the efficient and widespread availability of financial services and financial inclusion more broadly.

Our LibertyX Business

Through our LibertyX business we provide digital currency solutions, including the ability to buy Bitcoin (through our LibertyX platform) and conduct cross-border remittance (through our LibertyPay platform). Through our LibertyX platform, which is available to customers located in most of the U.S., customers are able to purchase Bitcoin from us on a noncustodial basis through a mobile app combined with in-person payments at traditional ATMs. The Bitcoin is deposited in a designated wallet of the customer that is not hosted by or associated with the Company and the Company receives a fee from the customer based on the value of the transaction. Through our LibertyPay platform, which is available to customers only in Alabama, Delaware, Florida, Massachusetts, Mississippi, Oregon, Pennsylvania and Washington, customers are able to transfer U.S. dollars to a third-party outside of the U.S. in the receiver’s local currency. Other than for transactions where payments are directed to individuals in Brazil, all transactions are processed on behalf of the Company by a third-party money transmitter. The Company processes transactions in Brazil directly through a Brazilian subsidiary, and maintains a balance of local currency in Brazil in order to facilitate these transactions. To maintain those local currency balances, the Company uses Bitcoin to internally convert funds from U.S. dollars into Brazilian reals as we believe using a public blockchain for intercompany transfers is faster, cheaper, and more secure than using traditional means. Customers using LibertyPay do not receive Bitcoin or any other virtual currency, nor are they directly exposed to Bitcoin or any other virtual currency in any manner. Customers using LibertyPay are charged a fee by the Company in the same manner as other money transmitters, which includes a fee for the transaction itself and from a spread on the exchange rate.

To facilitate transactions on the LibertyX platform and local currency transfers to Brazil for the LibertyPay platform we both acquire Bitcoin from third-parties on an as needed basis and hold an amount of Bitcoin. We target to maintain a Bitcoin balance that does not exceed $0.5 million in value. The average value of our Bitcoin balance was approximately $0.5 million in 2022 and approximately $0.4 million to date in 2023. While our Bitcoin holdings are fungible, we generally hold acquired Bitcoin for approximately two business days before it is utilized. We are not dependent on any single platform to trade in Bitcoin and in accordance with our Business Continuity and Disaster Recovery Plan we maintain at least two active accounts at multiple cryptocurrency exchanges to avoid reliance on a single service provider. As a holder of Bitcoin we are subject to the typical risks associated with holding Bitcoin, including the risk of loss because we may not be able to liquidate our Bitcoin holdings at desired prices due to fluctuations in market prices or loss of access to our digital wallets, including through an exchange’s bankruptcy or cybercrime. The Company mitigates this risk through maintaining limited Bitcoin holdings. Further, from a cash management perspective, the Company maintains the capability to fund its Brazilian subsidiary through traditional means.

Our Segments

For reporting purposes, we are organized into the three following reportable segments:

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Self-Service Banking - Offers solutions to enable customers in the financial services industry to reduce costs, generate new revenue streams and enhance customer loyalty. These solutions include a comprehensive line of ATM hardware and software, and related installation, maintenance, and managed and professional services. We also offer solutions to manage and run the ATM channel end-to-end for financial institutions that includes back office, cash management, software management and ATM deployment, among others. We serve over 15,000 bank and credit union customers worldwide. With our 40+ years of extensive industry experience, we have built a global network of customers in 140+ countries and have enabled more than 12,000 ITMs at more than 660 financial institutions globally.

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Payments & Network - Provides a cost-effective way for financial institutions, fintechs, and neobanks to reach and serve their customers through our network of ATMs and multi-functioning financial services kiosks. We offer credit unions, banks, digital banks, fintechs, stored-value debit card issuers, and other consumer financial services providers access to our Allpoint retail-based ATM network, providing convenient and fee-free cash withdrawal and deposit access to their customers and cardholders as well as the ability to convert a digital value to cash, or vice versa, via NCRPay360. We also provide ATM branding solutions to financial institutions as well as ATM management and services to retailers and other businesses.

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Telecommunications and Technology - Offers managed network and infrastructure services to enterprise clients across all industries via direct relationships with communications service providers and technology manufacturers. Our customers rely on us as a strategic partner to help them reduce complexity, improve cost efficiency, and enable global geographical reach. We deliver expert professional, field, and remote services for modern network technologies including Software-Defined Wide Area Networking, Network Functions Virtualization, Wireless Local Area Networks, Optical Networking, and Edge Networks.

Sales and Marketing

We have a sales and marketing team of approximately 579 people around the globe focused on developing and managing our relationships with financial institutions and retail customers. We typically organize our sales and marketing teams by customer type across retail and financial customers. Our sales and marketing teams focus on understanding customer needs and market or competitor dynamics, product development planning and market sizing, project lifecycle management and development, and analysis to evaluate if our services are meeting customer needs. Our product lifecycle approach ensures we have high-quality products that are launched consistently in a customer-centric manner. In addition to targeting new business opportunities, our sales and marketing teams support our customer retention and growth initiatives by building and maintaining relationships with our existing customers. We maintain sales teams for each of the geographic markets in which we currently operate.

In addition to targeting new business opportunities, our sales and marketing teams support our customer retention and growth initiatives by building and maintaining relationships with our existing customers. We seek to identify growth opportunities and have also worked to simplify and streamline our sales and marketing processes to maintain our high quality and consistent experience for customers.

Customers

We serve over 15,000 banks and credit unions worldwide. We have built a global network of customers in over 140 countries and have enabled over 12,000 ITMs at over 660 financial institutions globally.

In our retail channel we operate under long-term contracts with major national and regional merchants including convenience stores, gas stations, grocery stores, pharmacies, and other high-traffic locations. Our merchant-owned ATMs are typically deployed under arrangements with smaller independent merchants.

Competition

We believe that we are well-positioned to offer a comprehensive self-directed banking solution with our breadth of services, in-house expertise, and network of existing locations, that can leverage the economies of the physical services required to operate an ATM portfolio. However, there are several large financial services companies, equipment manufacturers, and service providers that currently offer some of the services we provide, with whom we compete directly in this area. Our competition consists of global ATM software, services and hardware companies including Diebold Nixdorf, Hyosung, Brinks and Euronet. Within our Allpoint network, historically, we have competed with financial institutions and other independent ATM deployers (commonly referred to as “IADs”) for additional ATM placements, new merchant accounts, branding, and acquisitions.

Research and Development

We remain focused on designing and developing solutions that anticipate our customers’ changing technological needs as well as consumer preferences. Our expenses for research and development were $64 million in 2022, $107 million in 2021, and $87 million in 2020. We anticipate that we will continue to have significant research and development expenditures in the future in order to provide a continuing flow of innovative, high-quality products and services and to help maintain and enhance our competitive position. Research and development costs primarily include payroll and benefit-related costs, contractor fees, facilities costs, infrastructure costs, and administrative expenses directly related to research and development support.

Intellectual Property, including Patents and Trademarks

Intellectual property is of significant importance to us. We maintain a broad portfolio of intellectual property rights, including patents, copyrights, trademarks and trade secret rights. We use intellectual property rights, nondisclosure agreements, assignment agreements and other measures to protect and establish our intellectual property rights and ownership of our intellectual property. In many cases, we own the intellectual property relevant to or used by our business, but in other cases, we obtain licenses, including in supply arrangements, to access and use other parties’ intellectual property, including that of NCR. Although in the aggregate our intellectual property is materially important to NCR Atleos and our business, we do not consider any single piece of technology, patent, copyright, trade secret or license to it to be of material importance to our business as a whole.

We believe we have and will continue to take reasonable measures to protect our intellectual property and build our portfolio of intellectual property rights, but we cannot be assured that any of our intellectual property rights or other intellectual property may not be challenged, found unenforceable or invalid, or used, copied, otherwise infringed or misappropriated by others. From time to time, we take actions to protect our business by asserting our intellectual property rights against third-party infringers or those who misappropriate our trade secrets.

We seek patent protection for our innovations, creations and developments, and other technology (including software) along with improvements to them, our hardware, products, services and solutions, especially where such protection is likely to provide strategic value to us. NCR Atleos will own approximately 500 patents in the United States and various other patents in foreign countries. The foreign patents are generally counterparts of our United States patents. Many of the patents owned by NCR Atleos are licensed to others, and NCR Atleos is licensed under certain patents owned by others. We also have numerous patent applications pending in the United States and in foreign countries. Our portfolio of patents and patent applications is of significant value and importance to us. As appropriate, we may look to monetize our patents and certain technology and other intellectual property rights to drive additional value from our intellectual property portfolio.

We have registered, and most likely will continue to register, certain trademarks in the United States and foreign countries. We consider the “NCR Atleos” and NCR Atleos logo marks, as well as our certain other trademarks to have significant value to us. Our right to use NCR in our name and associated trademarks is licensed to us by NCR. We expect to maintain our rights in and to the NCR Atleos and other trademark including NCR for years to come.

Seasonality

Our sales have been historically seasonal, with lower revenue in the first quarter of each year. Transaction volumes at ATMs in regions affected by strong winter weather patterns typically experience declines in volume during winter months as a result of decreases in the amount of consumer traffic through such locations. We usually see an increase in transactions in the warmer summer months, which are also aided by increased vacation and holiday travel. We expect these fluctuations in transaction volumes to continue in the future. In addition, other factors, such as a recessionary economic, environment or real, or potential health emergencies such as the widespread outbreak of contagious diseases, could hinder travel, reduce the use of cash and may have a negative impact on transaction levels. Such seasonality also causes our working capital cash flow requirements to vary from quarter to quarter depending on variability in the volume, timing and mix of sales. However, with the transition of our revenue mix to comprise a higher mix of recurring software and services revenue, we expect that our sales will continue to become more linear over time.

Manufacturing and Raw Materials

In most cases, there are a number of vendors providing the services and producing the parts and components that we utilize. However, there are some services and components that are purchased from single sources due to price, quality, technology or other reasons. In the past, we have been able to obtain an adequate supply of raw materials and components for virtually all materials used in the production process. We currently believe we have adequate resources of raw materials and components and that our portfolio of vendors providing services and producing parts has the resources and facilities to overcome most unforeseen interruptions of supply. We leverage a network of internal and third-party partner facilities across the globe to manufacture our products in Chennai, India and partner facilities located in Budapest, Hungary, and Chihuahua, Mexico.

Product Backlog

Backlog includes orders confirmed for products scheduled to be shipped as well as certain professional and transaction services to be provided. Although we believe that the orders included in the backlog are firm, we may allow some orders to be canceled by the customer without penalty. Even when penalties for cancellation are provided for in a customer contract, we may elect to permit cancellation of orders without penalty where management believes it is in our best interests to do so. Further, we have a significant portion of product revenue derived from term-based software license arrangements that include customer termination rights and services revenue that is recurring or transaction based business, which backlog information has not historically been measured. Therefore, we do not believe that our backlog, as of any particular date, is necessarily indicative of revenue for any future period. However, backlog is included as a component of our remaining performance obligation to the extent we determine that the orders are non-cancelable. See Note 1 to the Audited Combined Financial Statements set forth herein for additional information on remaining performance obligations.

Risk Management

The NCR Atleos Board of Directors will have oversight of executive management’s responsibilities to design, implement and maintain an effective enterprise risk management (“ERM”) framework for our overall operational, information security, strategic, reputational, technology, environmental, social and governance (“ESG”), and other risks, including matters relating to diversity, equity and inclusion (“DE&I”), environment, health and safety, sustainability, business continuity planning (“BCP”), third-party risk management (“TPRM”), and the security of our personnel and physical assets. NCR Atleos’s management will be responsible for developing and managing formal ERM, ESG, TPRM and BCP programs designed to identify, assess and respond to material and emerging risks and opportunities that may impact the achievement of NCR Atleos’s strategic objectives. In particular, the Audit Committee will assist the NCR Atleos Board of Directors in its oversight of risk management. See the sections of this information statement entitled “Management—Role of the NCR Atleos Board of Directors in Risk Oversight” and “Management—Board Committees” for more information.

Human Capital Resources

On December 31, 2022, NCR Atleos had approximately 19,156 employees worldwide. Given the multinational nature of our business, we monitor our global employment footprint. As of December 31, 2022, our employees by geographic region included approximately: 26% in the Asia Pacific and Japan region; 37% in the Europe, Middle East and Africa region; 18% in the Americas, excluding the United States; and 19% in the United States. NCR Atleos intends to prioritize investment and focus on its human capital resources.

Our current roadmap for future programs to invest in our people includes:

•	Upskilling talent in software and sales to enable the workforce of the future

•	Developing an employee value proposition and brand strategy

•	Focusing on internal talent mobility to develop and retain recent hires, including university hires

•	Reimagining the onboarding experience to ensure all new hires are set up for success

•	Driving employee engagement at regional and site levels

Diversity, Equity and Inclusion (DE&I). We believe in the power and value of diversity and strive to build a globally inclusive workplace where all people are treated fairly. We seek to include everyone, lead with empathy, and make our communities better. We encourage IDEAS (Inclusion, Diversity, Equity, Allyship, and Storytelling) and seek to inspire each other to be our authentic selves.

We have been hard at work reviewing our DE&I policies, practices and programs to identify opportunities for new inclusive initiatives. Building upon NCR’s initiative and progress in DE&I, we expect to support the identification of opportunities for new inclusive initiatives, which may include:

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A Business Resource Group program to boost engagement and increase opportunities for professional development and networking and to acknowledge employees demonstrating diversity, equity, inclusion and allyship.

•	Launching a university diversity network to attract, hire, and grow diverse talent.

•	Structuring and deploying a council focused on global inclusion with the mission to inspire action that attracts, develops and retains top diverse talent and fosters an inclusive work environment.

Government Regulations

We are subject to a variety of evolving government laws and regulations, including those related to environmental protection, in the various jurisdictions in which we operate or our products are sold, or where our offerings are used, including, for example, privacy and data protection laws, regulations and directives, and anti-corruption laws such as the United States Foreign Corrupt Practices Act and United Kingdom Bribery Act. In addition, though not material to our business taken as a whole, certain parts of our operating segments are subject to industry-specific laws and regulations. For example, the ATM business is subject to the Electronic Fund Transfer Act which governs the rights, obligations and liabilities of participants in Electronic Fund Transfer Systems (including ATMs); portions of our payments-related business are subject to or contractually obligated to comply with certain anti-money laundering laws and regulations such as the Bank Secrecy Act and their international counterparts; portions of certain businesses are customer-facing and may be subject to certain consumer protection requirements such as oversight by the CFPB and FTC and similar state or foreign agencies in the jurisdictions where they operate; and portions of certain businesses are subject to a number of foreign, federal and state licensing requirements including money transmission, money services and virtual currency, which may be subject to regulatory changes in the future in the jurisdictions where they operate.

With respect to our LibertyX business, the Company is subject to a number of specific government laws and regulations. As a Bitcoin reseller, the LibertyX business must obtain a money transmitter license in those states that have deemed the direct sale of Bitcoin to be “money transmission” as defined in their state money transmitter regulations. Additionally, we must obtain a virtual currency license in New York and Louisiana as those states have developed a specific license for companies that engage in virtual currency business activity. As a crossborder money remitter, for LibertyX to operate its LibertyPay platform it must obtain a money transmitter license in each state where it originates transactions. Presently, we believe the LibertyX business has all of the licenses necessary to operate its business in the jurisdictions in which it operates, although it is always possible new licenses will be required given the evolving nature of regulation in this space. As a money service business, the LibertyX business must register with Financial Crimes Enforcement Network and comply with federal anti-money laundering regulations, including the Bank Secrecy Act, the USA Patriot Act, and Office of Foreign Assets Control (“OFAC”) regulations. The LibertyX business is required to maintain customer identification and transaction monitoring programs, including, but not limited to, collection and verification of know your customer (“KYC”) information, OFAC and politically exposed person (“PEP”) screening, customer due diligence / enhanced due diligence (“CDD/EDD”) processes, and currency transaction records (“CTR”) and suspicious activity report (“SAR”) filings. LibertyX must also comply with the consumer protection regulations under 12 CFR Part 1005 (Regulation E). Our LibertyX business is subject to evolving regulations as a provider of Bitcoin-related solutions. We monitor these developments closely, but they could result in changes to our LibertyX business. In particular, on December 21, 2022, a new law was passed in Brazil (Law n. 14.478) to regulate virtual asset service providers (“VASPs”), including those operating in the foreign exchange market, which could encompass the LibertyX business’ activities in Brazil. On June 13, 2023, Presidential Decree n. 11.563 in Brazil determined that the Central Bank of Brazil (“BCB”) will be the primary regulator of VASPs. The BCB has not yet issued the relevant rules and regulations for VASPs under the new law. Once released, these rules and regulations could require changes to the business model and operations of the LibertyX business, in particular the LibertyPay platform, and we could be required to apply for new licenses in Brazil to continue the operations of the LibertyX business there.

Although we do not currently expect that compliance with government laws and regulations, including environmental regulations and those designated to address climate risk, will have a material effect upon the capital expenditures, cash flow, financial condition, earnings and competitive position of us or our segments, it is possible that such compliance could have a material adverse impact on our capital expenditures, cash flow, financial condition, earnings or competitive position, including, but, not limited to, as our Self-Service Banking, Payments & Network or Telecommunications and Technology businesses grow or change as we continue to implement our business strategy. Further, while we do not currently expect to incur material capital expenditures related to compliance with such laws and regulations, there can be no assurances that environmental matters will not lead to a material adverse impact on our capital expenditures, earnings or competitive position. A detailed discussion of the current estimated impacts of compliance issues relating to environmental regulations, particularly the Kalamazoo River matter, is set forth herein in the “Business—Legal Proceedings—Environmental Matters” section. Further information regarding the potential impact of compliance with governmental laws and regulations is also included in the “Risk Factors” of this Information Statement.

Properties

As of December 31, 2022, we operated 375 facilities consisting of approximately 6.3 million square feet in 62 countries throughout the world, which are generally used by all of NCR Atleos’s operating segments. On a square footage basis, 14% of these facilities are owned and 86% are leased. Within the total facility portfolio, we operate 10 research and development and manufacturing facilities totaling 0.8 million square feet, over 99% of which is leased. The remaining 5.5 million square feet of space includes office, repair, and warehousing space and other miscellaneous sites, and is 84% leased.

NCR Atleos is headquartered in Atlanta, Georgia, USA. Our address at our corporate headquarters is 864 Spring Street NW, Atlanta Georgia, 30308, USA, and our telephone number is currently 1-678-808-6995. We maintain a website at www.NCRAtleos.com. The information contained on our website or that can be accessed through our website neither constitutes part of this information statement nor is incorporated by reference herein.

Legal Proceedings

In the normal course of business, we are subject to various proceedings, lawsuits, claims and other matters, including, for example, those that relate to the environment and health and safety, labor and employment, employee benefits, import/export compliance, patents or other intellectual property, data privacy and security, product liability, commercial disputes and regulatory compliance, among others. Other than as stated below, we do not currently expect to incur material capital expenditures or other liabilities related to such matters including, but not limited to the Kalamazoo River environmental matter for which we are a co-obligor with NCR. However, there can be no assurances that the actual amounts required to satisfy alleged liabilities from various lawsuits, claims, legal proceedings and other matters, will not exceed the amounts reflected in our unaudited pro forma combined financial statements set forth herein or will not have a material adverse effect on our consolidated results of operations, capital expenditures, competitive position, financial condition or cash flows. Additionally, we are subject to diverse and complex laws and regulations, including those relating to corporate governance, public disclosure and reporting, environmental safety and the discharge of materials into the environment, product safety, import and export compliance, data privacy and security, antitrust and competition, government contracting, anti-corruption, and labor and human resources, which are rapidly changing and subject to many possible changes in the future. Compliance with these laws and regulations, including changes in accounting standards, taxation requirements, and federal securities laws among others, may create a substantial burden on, and substantially increase costs to us or could have a material adverse effect on our consolidated results of operations, capital expenditures, competitive position, financial condition or cash flows and there can be no assurances that the actual amounts required to comply with applicable laws and regulations will not exceed the amounts reflected in our unaudited pro forma combined financial statements set forth herein.

Environmental Matters

Our facilities and operations are subject to a wide range of environmental protection laws, and we are a co-obligor with NCR for certain investigatory and remedial activities underway at a number of facilities that we formerly owned or operated, to comply, or to determine compliance, with such laws (the “Existing Environmental Matters”). As a co-obligor in those Existing Environmental Matters pursuant to the separation and distribution agreement, NCR Atleos indemnifies NCR against, and shares costs with NCR with respect to, certain liabilities arising in connection with the Existing Environmental Matters, including for a portion of the litigation and environmental liabilities discussed below that arose prior to the distribution, to the extent NCR’s annual costs with respect thereto exceed $15 million. The term of this cost sharing is indefinite and includes defense costs and expenses, and NCR will generally, other than as specified in the separation and distribution agreement, continue to control the management of the litigation and environmental liabilities discussed below, including with respect to the management of ongoing remediation activities, which, while out of NCR Atleos’s control, could impact the amounts that NCR Atleos ultimately is required to pay under the separation and distribution agreement.

Kalamazoo River

Pursuant to the separation and distribution agreement, NCR Atleos will be responsible for 50% of all current and future costs of NCR with respect to the Kalamazoo remediation and related litigations, if any, net of any recoveries by NCR from insurance or Kalamazoo River indemnitors and co-obligors; provided, that, NCR Atleos’s cost sharing obligation will not begin in any given calendar year until NCR’s costs for all Existing Environmental Matters (which includes the Kalamazoo remediation and related litigations) exceeds $15 million.

By way of background, on December 5, 2019, NCR entered into a Consent Decree with the United States Environmental Protection Agency (“USEPA”) and other government agencies having oversight over the Kalamazoo River. On December 2, 2020, the District Court having jurisdiction over this matter approved the Consent Decree, which required NCR to pay Georgia Pacific (“GP”) a 40% share of past costs, to pay the USEPA and state agencies their past and future administrative costs, and to dismiss a pending appeal. The Consent Decree further requires NCR to take responsibility for the remediation of a portion, but not all, of the Kalamazoo River. The Consent Decree further provides NCR protection from other PRPs, including GP, seeking contribution for their costs associated with the clean-up anywhere on the river, thereby resolving the allocation of future costs left unresolved by prior litigation.

By way of further background, NCR believes it has meritorious claims against Kalamazoo River co-obligor BAT under a prior settlement agreement with that company for the Kalamazoo River remediation expenses as a so-called “future site.” To date, BAT has denied that the Kalamazoo River is a “future site.” On February 10, 2023, NCR filed an action against BAT in the Southern District of New York seeking a declaration that the Kalamazoo River is indeed a future site under their agreement. NCR will also have indemnity or reimbursement claims against AT&T and Nokia under a 1996 Divestiture Agreement after expenses have met a contractual threshold. NCR believes that contractual threshold was, or was nearly, met in December 2022. Pursuant to the separation and distribution agreement, NCR will continue to control any actions to collect the unpaid sums. In addition to generally sharing the cost of the Kalamazoo River remediation, in the event sums owed by BAT, AT&T or Nokia are not recovered, NCR Atleos will share liability for any amounts to be paid by NCR after the spin-off for which NCR may be entitled but has not received reimbursement.

As of December 31, 2022 and 2021, NCR’s total reserve for Kalamazoo was $90 million and $99 million, respectively. The reserve is reported on a basis that is net of expected contributions from NCR’s co-obligors and indemnitors, subject to when the applicable threshold is reached. While NCR believes its co-obligors’ and indemnitors’ obligations are as previously reported, the reserve reflects changes in positions taken by some of those co-obligors and indemnitors with respect to the Kalamazoo River. The contributions from its co-obligors and indemnitors are expected to range from $70 million to $155 million and NCR will continue to pursue such contribution.

As many aspects of the costs of remediation will not be determined for several years (and thus the high end of a range of possible costs for many areas of the site cannot be quantified at this time), NCR has made what it considers to be reasonable estimates of the low end of a range for such costs where remedies are identified, and/or of the costs of investigations and studies for areas of the river where remedies have not yet been determined, and the reserve is informed by those estimates. The extent of NCR’s and, as such, NCR Atleos’s, potential liability remains subject to many uncertainties, notwithstanding the settlement of this matter and related Consent Decree noted above, particularly in as much as remedy decisions and cost estimates will not be generated until times in the future and as most of the work to be performed will take place through the 2030s. Under other assumptions or estimates for possible costs of remediation, which NCR Atleos does not at this point consider to be reasonably estimable or verifiable, it is possible that the reserve reflected in this paragraph could more than approximately double the reflected reserve.

Environmental-Related Insurance Recoveries

Historically, NCR has received payments from its insurance carriers with respect to the foregoing environmental liabilities. Pursuant to the separation and distribution agreement, insurance amounts actually recovered will, as a result of reducing NCR’s overall liability, reduce NCR Atleos’s liability in its obligation to reimburse NCR for a portion of the liabilities incurred with respect to the aforementioned environmental matters. NCR Atleos does not anticipate that NCR will obtain further material insurance recoveries specific to Kalamazoo River remediation costs. Pursuant to the separation and distribution agreement, control of claims against insurers with respect to the environmental liabilities for which NCR Atleos is sharing liability with NCR is controlled exclusively by NCR, as well as whether or not any coverage is in fact available, and NCR Atleos is unable to predict whether and to what extent insurance proceeds will be available to offset any amounts it may be required to pay in respect of the foregoing environmental matters pursuant to the separation and distribution agreement.

Environmental Remediation Estimates

It is difficult to estimate the future financial impact of environmental laws, including potential liabilities. We record environmental provisions when it is probable that a liability has been incurred and the amount or range of the liability is reasonably estimable; in accordance with accounting guidance, where liabilities are not expected to be quantifiable or estimable for a period of years, the estimated costs of investigating those liabilities are recorded as a component of the reserve for that particular site. Provisions for estimated losses from environmental restoration and remediation are, depending on the site, based generally on internal and third-party environmental studies, estimates as to the number and participation level of other PRPs, the extent of contamination, estimated amounts for attorney and other fees, and the nature of required clean-up and restoration actions. Reserves are adjusted as further information develops or circumstances change. Where our environmental liabilities result from our shared obligations with NCR under the separation and distribution agreement, we will rely on information shared with us by NCR, who is controlling these matters, with respect to determining the amount of potential liability. Management expects that the amounts reserved from time to time will be paid out over the period of investigation, negotiation, remediation and restoration for the applicable sites, including in connection with our obligations under the separation and distribution agreement. The amounts provided for environmental matters in our unaudited pro forma combined financial statements are the estimated gross undiscounted amounts of such liabilities, without deductions for indemnity insurance, third-party indemnity claims or recoveries from other PRPs. In those cases where insurance carriers or third-party indemnitors have agreed to pay any amounts and management believes that collectability of such amounts is probable, the amounts are recorded in the unaudited pro forma combined financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

This section should be read in conjunction with the audited Combined Financial Statements and related Notes and the unaudited Condensed Combined Financial Statements and related Notes, included in this information statement, as well as the information contained in the sections of this information statement titled “Unaudited Pro Forma Combined Financial Statements” and “Business.” The section of this information statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contains forward-looking statements. See the sections of the information statement titled “Forward-Looking Statements” and “Risk Factors” for a discussion of the uncertainties, risks and assumptions associated with these forward-looking statements that could cause future results to differ materially from those reflected in this section.

The Combined Financial Statements and the Condensed Combined Financial Statements included in this information statement have been derived from NCR’s historical accounting records and are presented on a stand-alone basis as if NCR Atleos’s operations had been conducted independently from NCR. The Combined Financial Statements have been prepared in accordance with GAAP and NCR’s historical accounting policies, by aggregating financial information from the components of NCR Atleos and NCR’s accounting records directly attributable to NCR Atleos.

The Combined Statements of Operations include all revenues and costs directly attributable to NCR Atleos, including costs for facilities, functions and services used by NCR Atleos. NCR Atleos’s businesses have historically functioned together with the other businesses controlled by NCR. Accordingly, NCR Atleos relied on NCR’s corporate overhead and other support functions for its business. Therefore, certain corporate overhead and shared costs have been allocated to NCR Atleos including (i) certain general and administrative expenses related to NCR support functions that are provided on a centralized basis within NCR (e.g., expenses for corporate facilities, executive oversight, treasury, finance, legal, human resources, compliance, information technology, employee benefit plans, stock compensation plans, and other corporate functions) and (ii) certain operations support costs incurred by NCR, including product sourcing, maintenance and support services, and other supply chain functions. These expenses have been specifically identified, when possible, or allocated based on revenues, headcount, usage or other allocation methods that are considered to be a reasonable reflection of the utilization of services provided or benefit received. Management considers that such allocations have been made on a reasonable basis consistent with benefits received but may not necessarily be indicative of the costs that would have been incurred if NCR Atleos had been operated on a standalone basis for the periods presented.

Our discussion within Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is organized as follows:

•

Overview This section contains background information on our company, summary of significant themes and events during the year as well as strategic initiatives and trends in order to provide context for management’s discussion and analysis of our financial condition and results of operations.

•

Results of operations This section contains an analysis of our results of operations presented in the accompanying Combined Statements of Operations by comparing the results for the three months ended March 31, 2023 to the results for the three months ended March 31, 2022, the results for the year ended December 31, 2022 to the results for the year ended December 31, 2021 and the results for the year ended December 31, 2021 to the results for the year ended December 31, 2020.

•	Financial condition, liquidity and capital resources This section provides an analysis of our cash flows and a discussion of our contractual obligations at December 31, 2022.

•

Critical accounting estimates This section contains a discussion of the critical accounting estimates that we believe are important to our financial condition and results of operations and that require judgment and estimates on the part of management in their application. In addition, all of our significant accounting policies, including critical accounting policies, are summarized in Note 1, “Basis of Presentation and Significant Accounting Policies,” in the Notes to Combined Financial Statements set forth in this information statement.

OVERVIEW

Business overview

NCR Atleos is an industry-leading financial technology company providing self-directed banking solutions to a global customer base including financial institutions, merchants, manufacturers, retailers and consumers. Self-directed banking is a rapidly growing, secular trend that allows banking customers to transact seamlessly between various channels all for the same transaction. Our comprehensive solutions enable the acceleration of self-directed banking through ATM and interactive teller machine (“ITM”) technology, including software, services, hardware and our proprietary Allpoint network. While we provide all our solutions on a modular basis, we have also assembled these capabilities into a turnkey, end-to-end platform which we have branded “ATM-as-a-Service.”

NCR Atleos operates two leading business segments focused on facilitating self-service banking through ATMs supported by a shared set of tools, systems and platforms. In addition, we operate a Telecommunications and Technology (T&T) segment offering managed network and infrastructure services to enterprise clients across all industries via direct relationships with communications service providers and technology manufacturers.

In this information statement, we categorize our operations into the following segments:

•

Self-Service Banking - Offers solutions to enable customers in the financial services industry to reduce costs, generate new revenue streams and enhance customer loyalty. These solutions include a comprehensive line of ATM hardware and software, and related installation, maintenance, and managed and professional services. We also offer solutions to manage and run the ATM channel end-to-end for financial institutions that include back office, cash management, software management and ATM deployment, among others. We serve over 15,000 bank and credit union customers worldwide. With our 40+ years of extensive industry experience, we have built a global network of customers in 140+ countries and have enabled 12,000+ ITMs at 660+ financial institutions globally.

•

Payments & Network - Provides a cost-effective way for financial institutions, fintechs, and neobanks to reach and serve their customers through our network of ATMs and multi-functioning financial services kiosks. We offer credit unions, banks, digital banks, fintechs, stored-value debit card issuers, and other consumer financial services providers access to our Allpoint retail-based ATM network, providing convenient and fee-free cash withdrawal and deposit access to their customers and cardholders as well as the ability to convert a digital value to cash, or vice versa, via NCRPay360. We also provide ATM branding solutions to financial institutions as well as ATM management and services to retailers and other businesses.

•

T&T - Offers managed network and infrastructure services to enterprise clients across all industries via direct relationships with communications service providers and technology manufacturers. Our customers rely on us as a strategic partner to help them reduce complexity, improve cost efficiency, and enable global geographical reach. We deliver expert professional, field, and remote services for modern network technologies including Software-Defined Wide Area Networking, Network Functions Virtualization, Wireless Local Area Networks, Optical Networking, and Edge Networks.

Spin-off from NCR

On September 15, 2022, NCR announced its plan to separate its businesses into two distinct, publicly traded companies. As part of the spin-off, NCR Atleos, LLC was formed as a limited liability company in Delaware on April 14, 2023 to hold, directly or indirectly, the NCR Atleos business and conduct certain operational activities in anticipation of the planned spin-off. Pursuant to a reorganization, prior to the spin-off,NCR Atleos, LLC will convert into a Maryland corporation. We expect to incur certain costs in connection with our establishment as a standalone public company (the “Separation-related costs”). The Separation-related costs include one-time and non-recurring expenses associated with the separation and stand up of functions required to operate as a stand-alone public entity. These non-recurring costs primarily relate to system implementation costs, business and facilities separation, applicable employee related costs, development of our brand and other matters.

We expect the Separation-related costs will continue through at least fiscal year 2024. For additional information about the spin-off, see “The Separation and Distribution” and “Certain Relationships and Related Transactions—Agreements with NCR.”

The spin-off is intended to be structured in a tax-free manner. The spin-off transaction will follow the satisfaction of customary conditions, including effectiveness of appropriate filings with the SEC.

Relationship with NCR

In connection with the spin-off, we will enter into the separation and distribution agreement and various other agreements with NCR. These agreements will provide a framework for our relationship with NCR and govern various interim and ongoing relationships between NCR Atleos and NCR following the completion of this information statement. These agreements with NCR are described in the section of this information statement titled “Certain Relationships and Related Transactions—Agreements with NCR.”

Strategic initiatives and trends

NCR Atleos is expected to be a cash-generative business positioned to focus on delivering ATM-as-a-Service to a large, installed customer base across banks and retailers. We believe it will build on our leadership in self-service banking and ATM networks to meet global demand for ATM access and leverage new ATM transaction types, including digital currency solutions, to drive market growth. The ATM company is expected to also continue shifting to a highly recurring revenue model to drive stable cash flow and capital returns to shareholders.

Additionally, we plan to capitalize on opportunities presented by the acquisitions of Cardtronics plc (“Cardtronics”) and LibertyX to accelerate our Payments & Network business as we go to market with a more robust offering in this segment. Cardtronics is expected to accelerate our ATM-as-a-Service strategy adding the Allpoint debit network and LibertyX is expected to enable NCR Atleos to provide a digital currency solution, including the ability to buy Bitcoin, and conduct cross-border remittance using Bitcoin. We also plan to continue to improve our execution to drive solid returns and to transform our business to enhance value for all shareholders.

Cybersecurity risk management

Similar to most companies, NCR Atleos and its customers are subject to more frequent and increasingly sophisticated cybersecurity attacks. NCR maintains cybersecurity risk management policies and procedures, which it regularly evaluates for updates, for handling and responding to cybersecurity events. We intend to adopt similar policies. These policies and procedures include internal notifications and engagements and, as necessary, cooperation with law enforcement. Personnel involved in handling and responding to cybersecurity events periodically undertake tabletop exercises to simulate an event. NCR’s internal notification procedures include notifying the applicable NCR attorneys, which, depending on the level of severity assigned to the event, may include direct notice to, among others, NCR’s General Counsel, Chief Ethics & Compliance Officer, and Chief Privacy Officer. Company attorneys support efforts to evaluate the materiality of any incidents, determine whether notice to third parties such as customers or vendors is required, determine whether any prohibition on insider trading is appropriate, and assess whether disclosure to stockholders or governmental filings, including with the SEC, are required. NCR’s internal notification procedures also include notifying various NCR Information Technology Services managers, subject matter experts in NCR’s software department and NCR leadership, depending on the level of severity assigned to the event.

For further information on potential risks and uncertainties, see the risk factor titled “Data protection, cybersecurity and data privacy issues could adversely impact our business.”

Impacts from geopolitical and macroeconomic challenges

We continue to be exposed to macroeconomic pressures as a result of supply chain challenges, foreign currency fluctuations, spikes in commodity and energy prices as a result of geopolitical challenges, including the war in Eastern Europe, and the lingering impact of the COVID-19 pandemic. We continue to navigate through these challenges with a sharp focus on helping our customers, managing impacts on our supply chain and safeguarding our employees. Despite the unprecedented environment, our teams are executing at a high level and we are advancing our strategy.

The war in Eastern Europe and related sanctions imposed on Russia and related actors have resulted in interest rate acceleration, which is driving higher cost of vault cash agreements, and inflation, including, but not limited to, a significant increase in the price of energy around the world, particularly in regions such as Europe that are significantly dependent on Russia for their energy needs, and continued commodity price increases due to disruption in the mining industry in Ukraine and other factors. The war in Eastern Europe has also contributed to further disruption in logistics due to the shipping difficulties in and around the Black Sea and its ports, which have resulted in the rerouting of traffic to other ports and further logistics challenges. Inflation has also impacted wage inflation, both internally and with our suppliers that are primarily based on labor rates.

The recent bank failures, during the first and second quarters of 2023, in addition to other global macroeconomic conditions, have caused a degree of uncertainty in the investor community and among bank customers, and could significantly impact the national, regional and local banking industry and the global business environment in which NCR Atleos operates. The Company does not believe that the circumstances of these bank failures are indicators of broader issues within the banking system. However, if there is a severe or prolonged economic downturn, it could result in a variety of risks to our business, including driving banking customers to tighten budgets and curtail spending, which would negatively impact our sales and business.

We believe the impact of COVID-19 on our business has largely diminished at this time; however, uncertainties continue, particularly around disruptions to the global supply chain and shifting consumer behaviors. If conditions related to the pandemic were to deteriorate (whether due to the emergence of new variants or otherwise), we expect that parts of our business could again suffer negative impacts from the pandemic. For further information on the risks, see the risk factor titled “A major natural disaster or catastrophic event could have a materially adverse effect on our business, financial condition and results of operations, or have other adverse consequences.”

We expect that these factors will continue to negatively impact our business at least in the short-term. The ultimate impact on our overall financial condition and operating results will depend on the currently unknowable duration and severity of these activities. We continue to evaluate the long-term impact that these may have on our business model, however there can be no assurance that the measures we have taken or will take will completely offset the negative impact.

For further information on exposures to foreign exchange risk, see the section below titled “Quantitative and Qualitative Disclosures about Market Risk.”

Impacts from seasonality and tourism

Our business is generally seasonal, with lower revenue and fewer transactions occurring in the first quarter of the year and higher revenue in the fourth quarter. Transaction volumes at our ATMs located in regions affected by strong winter weather patterns typically experience declines in volume during winter months due to decreases in the amount of consumer traffic through such locations. We usually have an increase in transaction volume during the warmer summer months, aided by increased vacation and holiday travel. Such seasonality causes our working capital cash flow requirements to vary from quarter to quarter depending on variability in the volume, timing and mix of sales. We expect the fluctuations in transaction volume to continue. For further information on the seasonality of our business, see the section of this information statement titled “Business - Seasonality.”

RESULTS OF OPERATIONS

Key Strategic Financial and Performance Metrics

The following tables show our key strategic financial metrics, the relative percentage that those amounts represent to total revenue, and the change in those amounts year-over-year.

Recurring revenue as a percentage of total revenue

	For the three months ended March 31		Percentage of Total Revenue		Increase (Decrease)
In millions	2023	2022	2023	2022	2023 vs. 2022
Recurring revenue (1)	$710	$655	72.0%	67.6%	8%
All other products and services	276	314	28.0%	32.4%	(12)%

Total Revenue	$986	$969	100.0%	100.0%	2%

(1)	Refer to our definition of Recurring revenue in the section entitled “Non-GAAP Financial Measures and Use of Certain Terms” below

	For the years ended December 31			Percentage of Total Revenue			Increase (Decrease)
In millions	2022	2021	2020	2022	2021	2020	2022 vs. 2021	2021 vs. 2020
Recurring revenue (1)	$2,754	$2,120	$1,480	66.7%	59.7%	49.5%	30%	43%
All other products and services	1,377	1,429	1,511	33.3%	40.3%	50.5%	(4)%	(5)%

Total Revenue	$4,131	$3,549	$2,991	100.0%	100.0%	100.0%	16%	19%

(1)	Refer to our definition of Recurring revenue in the section entitled “Non-GAAP Financial Measures and Use of Certain Terms” below

Net income and Adjusted EBITDA as a percentage of total revenue

	For the three months ended March 31		Percentage of Total Revenue		Increase (Decrease)
In millions	2023	2022	2023	2022	2023 vs. 2022
Net income attributable to NCR Atleos	$36	$17	3.7%	1.8%	112%
Adjusted EBITDA (1)	$146	$155	14.8%	16.0%	(6)%

(1)	Refer to our definition of Adjusted EBITDA in the section entitled “Non-GAAP Financial Measures and Use of Certain Terms” below

	For the years ended December 31			Percentage of Total Revenue			Increase (Decrease)
In millions	2022	2021	2020	2022	2021	2020	2022 vs. 2021	2021 vs. 2020
Net income attributable to NCR Atleos	$108	$186	$191	2.6%	5.2%	6.4%	(42)%	(3)%
Adjusted EBITDA (1)	$685	$586	$393	16.6%	16.5%	13.1%	17%	49%

(1)	Refer to our definition of Adjusted EBITDA in the section entitled “Non-GAAP Financial Measures and Use of Certain Terms” below

Non-GAAP Financial Measures and Use of Certain Terms

Non-GAAP Financial Measures

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) NCR Atleos’s management uses the non-GAAP measure Adjusted EBITDA because it provides useful information to investors as an indicator of performance of the Company’s ongoing business operations. NCR Atleos determines Adjusted EBITDA based on GAAP net income attributable to NCR Atleos plus related party interest expense, net; plus income tax expense; plus depreciation and amortization; plus stock-based compensation expense; plus other income (expense); plus pension mark-to-market adjustments, pension settlements, pension curtailments and pension special termination benefits and other special items, including amortization of acquisition-related intangibles, acquisition-related costs, and transformation and restructuring charges (which includes integration, severance and other exit and disposal costs), among others. These special items are considered non-operational and are excluded from the Adjusted EBITDA metric utilized by our chief operating decision maker (“CODM”) in evaluating segment performance and are separately delineated to reconcile back to total reported income attributable to NCR Atleos. This format is useful to investors because it allows analysis and comparability of operating trends. It also includes the same information that is used by NCR Atleos management to make decisions regarding our segments and to assess our financial performance. Refer to the table below for the reconciliations of net income attributable to NCR Atleos (GAAP) to Adjusted EBITDA (non-GAAP).

Special Item Related to Russia The war in Eastern Europe and related sanctions imposed on Russia and related actors by the United States and other jurisdictions required us to commence the orderly wind down of our operations in Russia beginning in the first quarter of 2022. As of March 31, 2023, we have ceased operations in Russia and are in the process of dissolving our only subsidiary in Russia. As a result, our presentation of segment revenue and Adjusted EBITDA exclude the immaterial impact of our operating results in Russia, as well as the impact of impairments taken to write down the carrying value of assets and liabilities, severance charges, and the assessment of collectability on revenue recognition. No charges have been recognized for the three months ended March 31, 2023. We consider this to be a non-recurring special item and management has reviewed the results of its business segments excluding these impacts.

NCR Atleos’s definitions and calculations of these non-GAAP measures may differ from similarly-titled measures reported by other companies and cannot, therefore, be compared with similarly-titled measures of other companies. These non-GAAP measures should not be considered as substitutes for, or superior to, results determined in accordance with GAAP.

Use of Certain Terms

Recurring revenue All revenue streams from contracts where there is a predictable revenue pattern that will occur at regular intervals with a relatively high degree of certainty. This includes hardware and software maintenance revenue, processing revenue, interchange and network revenue, Bitcoin related revenue, and certain professional services arrangements, as well as term-based software license arrangements that include customer termination rights.

Total Units Owned / Managed / Serviced Total units operated and/or serviced by NCR Atleos, including ATM-as-a-Service units. This can include any combination of the following services: monitoring, maintenance, cash management, cash delivery, customer service, transaction processing, and other types of related services.

ATM-as-a-Service Number of ATMs within the Self-Service Banking Segment that NCR Atleos owns and provides fully outsourced ATM management to our clients. This can include back office, operations, software management, transaction processing, security and compliance, and cash and cash-in-transit management.

Payment transactions Number of payments processed across the ATM and Allpoint networks.

Adjusted EBITDA

	For the three months ended March 31
In millions	2023	2022
Net income attributable to NCR Atleos (GAAP)	$36	$17
Related party interest expense, net	4	11
Income tax expense	25	9
Depreciation and amortization expense	35	36
Acquisition-related amortization of intangibles	25	26
Stock-based compensation expense	14	18
Separation costs	7	—
Acquisition-related costs	—	5
Transformation and restructuring	—	14
Russia operations	—	19

Adjusted EBITDA (non-GAAP)	$146	$155

	For the year ended December 31
In millions	2022	2021	2020
Net income attributable to NCR Atleos (GAAP)	$108	$186	$191
Related party interest expense, net	31	49	6
Income tax expense	50	64	48
Depreciation and amortization expense	159	104	29
Acquisition-related amortization of intangibles	100	55	4
Stock-based compensation expense	66	82	48
Acquisition-related costs	8	95	(6)
Transformation and restructuring	63	25	89
Pension mark-to-market adjustments	78	(70)	(3)
Russia operations	22	(4)	(13)

Adjusted EBITDA (non-GAAP)	$685	$586	$393

Other performance metrics

	As of and for the three months ended March 31
	2023	2022
Total Units Owned / Managed / Serviced(1)	801,774	828,259
ATM-as-a-Service	17,456	4,438
Payment transactions (millions)	442	442

(1)	Includes ATM-as-a-Service units

	As of and for the year ended December 31
	2022	2021	2020
Total Units Owned / Managed / Serviced(1)(2)	808,620	819,997	566,629
ATM-as-a-Service	14,287	4,377	628
Payment transactions (millions)	1,844	995	—

(1)	Includes ATM-as-a-Service units
(2)

The fluctuation in Total Units Owned / Managed / Serviced from 2020 to 2021 was due to the Cardtronics acquisition, which added approximately 253,000 units as of December 31, 2021 compared to 2020. The fluctuation in Total Units Owned / Managed / Serviced from 2021 to 2022 was due to not seeking renewal on approximately 3,400 un-profitable contracts as well as a 7,700 decrease in the number of units under maintenance.

COMBINED RESULTS

The following table shows our results for the three months ended March 31, the relative percentage that those amounts represent to revenue, and the change in those amounts year-over-year.

	For the three months ended March 31		Percentage of Revenue (1)		Increase (Decrease)
In millions	2023	2022	2023	2022	2023 vs. 2022
Product revenue	$234	$234	23.7%	24.1%	—%
Service revenue	752	735	76.3%	75.9%	2%

Total revenue	986	969	100.0%	100.0%	2%

Product gross margin	39	6	16.7%	2.6%	550%
Service gross margin	181	194	24.1%	26.4%	(7)%

Total gross margin	220	200	22.3%	20.6%	10%

Selling, general and administrative expenses	136	146	13.8%	15.1%	(7)%
Research and development expenses	18	20	1.8%	2.1%	(10)%

Income from operations	66	34	6.7%	3.5%	94%

Related party interest expense, net	(4)	(11)	(0.4)%	(1.1)%	(64)%
Other (expense) income, net	—	2	—%	0.2%	(100)%

Income before income taxes	62	25	6.3%	2.6%	148%

Income tax expense	25	9	2.5%	0.9%	178%

Net income	$37	$16	3.8%	1.7%	131%

(1)	The percentage of revenue is calculated for each line item divided by total revenue, except for product gross margin and service gross margin, which are divided by the related component of revenue.

Revenue

	For the three months ended March 31		Percentage of Total Revenue		Increase (Decrease)
In millions	2023	2022	2023	2022	2023 vs. 2022
Product revenue	$234	$234	23.7%	24.1%	—%
Service revenue	752	735	76.3%	75.9%	2%

Total revenue	$986	$969	100.0%	100.0%	2%

Product revenue includes our hardware and software license revenue streams as well as Bitcoin-related revenues. Service revenue includes hardware and software maintenance revenue, implementation services revenue, cloud revenue, payments processing revenue, interchange and network revenue, as well as professional services revenue.

For the three months ended March 31, 2023 compared to the three months ended March 31, 2022

Total revenue increased 2% for the three months ended March 31, 2023 compared to the three months ended March 31, 2022. Product revenue was flat for the three months ended March 31, 2023 compared to the prior year, driven by an increase of $6 million in ATM hardware revenue and $4 million in Bitcoin related revenue and an offsetting decrease in software license revenue of $10 million. The decline in software license revenue is driven by the success we are having in transitioning our Self-Service Banking business from one-time perpetual license sales into multi-year subscription revenue streams. Service revenue for the three months ended March 31, 2023 increased 2% compared to prior year due to growth in payments processing revenue of $18 million, driven by the favorable mix of payments transactions year over year and growth in ATM-as-a-service revenue of $16 million as we shifted more upfront hardware sales to ATM-as-a-service. These increases were partially offset by a decline of $18 million in hardware maintenance and installation services revenue, which were negatively impacted by our conversion of customers to our ATM-as-a-Service offering whereby we own the ATMs and charge per ATM for the service.

Gross Margin

	For the three months ended March 31		Percentage of Revenue (1)		Increase (Decrease)
In millions	2023	2022	2023	2022	2023 vs. 2022
Product gross margin	$39	$6	16.7%	2.6%	550%
Service gross margin	181	194	24.1%	26.4%	(7)%

Total gross margin	$220	$200	22.3%	20.6%	10%

(1)	The percentage of revenue is calculated for each line item divided by the related component of revenue.

For the three months ended March 31, 2023 compared to the three months ended March 31, 2022

Gross margin as a percentage of revenue for the three months ended March 31, 2023 was 22.3% compared to 20.6% for the three months ended March 31, 2022.

Gross margin for the three months ended March 31, 2023 included $15 million of amortization of acquisition-related intangible assets. For the three months ended March 31, 2022, gross margin included $15 million of amortization of acquisition-related intangible assets, $3 million of transformation and restructuring costs, and $17 million related to operating losses, impairments and other actions taken with respect to our operations in Russia. Excluding these items, gross margin as a percentage of revenue decreased from 24.3% for the three months ended March 31, 2022 to 23.8% for the three months ended March 31, 2023. Following the series of geopolitical and macroeconomic challenges that had a significant impact on costs in the first quarter of 2022, we took action to mitigate these impacts and have had reductions in fuel, shipping costs and component parts cost compared to prior year which has improved our product gross margins by approximately $25 million. These improvements were partially offset in our services gross margin by increased interest rates driving $22 million of higher rental cost on our vault cash agreements.

Selling, General and Administrative Expenses

	For the three months ended March 31		Percentage of Total Revenue		Increase (Decrease)
In millions	2023	2022	2023	2022	2023 vs. 2022
Selling, general and administrative expenses	$136	$146	13.8%	15.1%	(7)%

For the three months ended March 31, 2023 compared to the three months ended March 31, 2022

Selling, general, and administrative expenses were $136 million for the three months ended March 31, 2023, compared to $146 million in the same period of 2022.

As a percentage of revenue, selling, general and administrative expenses were 13.8% for the three months ended March 31, 2023 compared to 15.1% in the same period of 2022. For the three months ended March 31, 2023, Selling, general and administrative expenses included $10 million of amortization of acquisition-related intangible assets, and $7 million of separation-related costs. For the three months ended March 31, 2022, Selling, general and administrative expenses included $9 million of transformation and restructuring costs, $11 million of amortization of acquisition-related intangible assets, $5 million of acquisition-related costs and $2 million of costs related to actions taken with respect to our operations in Russia. Excluding these items, selling, general and administrative expenses decreased slightly as a percentage of revenue from 12.3% to 12.1%.

Research and Development Expenses

	For the three months ended March 31		Percentage of Total Revenue		Increase (Decrease)
In millions	2023	2022	2023	2022	2023 vs. 2022
Research and development expenses	$18	$20	1.8%	2.1%	(10)%

For the three months ended March 31, 2023 compared to the three months ended March 31, 2022

Research and development expenses were $18 million for the three months ended March 31, 2023, compared to $20 million in the same period of 2022. As a percentage of revenue, Research and development expenses were 1.8% and 2.1% for the three months ended March 31, 2023 and 2022, respectively. For the three months ended March 31, 2022, research and development costs included $2 million of transformation costs. After adjusting for this item, research and development costs were flat year over year.

Related Party Interest Expense, Net

	For the three months ended March 31		Increase (Decrease)
In millions	2023	2022	2023 vs. 2022
Related party interest expense, net	$(4)	$(11)	(64)%

For the three months ended March 31, 2023 compared to the three months ended March 31, 2022

Related party interest expense, net was $4 million for the three months ended March 31, 2023, a decrease from $11 million in 2022. Net interest expense decreased by $5 million due to a decrease in average related party borrowings during the period, including repayment of certain related party borrowings during the period, as well as an increase of $2 million in interest income due to an increase in average related party notes receivable outstanding during the period.

See Note 12, “Related Parties,” in the Notes to Condensed Combined Financial Statements of this information statement for further details on our related party notes.

Other (Expense) Income, net

Other (expense) income, net was income / expense of $— million and $2 million for the three months ended March 31, 2023 and 2022, respectively, with the components reflected in the following table:

	For the three months ended March 31
In millions	2023	2022
Foreign currency fluctuations and foreign exchange contracts	$(3)	$2
Employee benefit plans	3	4
Other, net	—	(4)

Total other (expense) income, net	$—	$2

Income Taxes

	For the three months ended March 31		Increase (Decrease)
In millions	2023	2022	2023 vs. 2022
Income tax expense	$25	$9	178%

For the three months ended March 31, 2023 compared to the three months ended March 31, 2022

Income tax provisions for interim (quarterly) periods are based on an estimated annual effective income tax rate calculated separately from the effect of significant, infrequent or unusual items. Income tax expense was $25 million for the three months ended March 31, 2023 compared to income tax expense of $9 million for the three months ended March 31, 2022. The increase in income tax expense was driven by an increase in income before income taxes compared to the prior year whereby the effective tax rate remained materially consistent. The Company did not recognize any material discrete tax expenses or benefits in either period. The Company is subject to numerous federal, state and foreign tax audits. While we believe that appropriate reserves exist for issues that might arise from these audits, should these audits be settled, the resulting tax effect could impact the tax provision and cash flows in 2023 or future periods.

COMBINED RESULTS

The following table shows our results for the years December 31, the relative percentage that those amounts represent to revenue, and the change in those amounts year-over-year.

	For the years ended December 31			Percentage of Revenue (1)			Increase (Decrease)
In millions	2022	2021	2020	2022	2021	2020	2022 vs. 2021	2021 vs. 2020
Product revenue	$1,098	$1,036	$1,091	26.6%	29.2%	36.5%	6%	(5)%
Service revenue	3,033	2,513	1,900	73.4%	70.8%	63.5%	21%	32%

Total revenue	4,131	3,549	2,991	100.0%	100.0%	100.0%	16%	19%

Product gross margin	126	164	148	11.5%	15.8%	13.6%	(23)%	11%
Service gross margin	793	728	522	26.1%	29.0%	27.5%	9%	39%

Total gross margin	919	892	670	22.2%	25.1%	22.4%	3%	33%

Selling, general and administrative expenses	586	537	367	14.2%	15.1%	12.3%	9%	46%
Research and development expenses	64	107	87	1.5%	3.0%	2.9%	(40)%	23%

Income from operations	269	248	216	6.5%	7.0%	7.2%	8%	15%

Related party interest expense, net	(31)	(49)	(6)	(0.8)%	(1.4)%	(0.2)%	(37)%	717%
Other (expense) income, net	(81)	52	30	(2.0)%	1.5%	1.0%	(256)%	73%

Income before income taxes	157	251	240	3.8%	7.1%	8.0%	(37)%	5%

Income tax expense	50	64	48	1.2%	1.8%	1.6%	(22)%	33%

Net income	$107	$187	$192	2.6%	5.3%	6.4%	(43)%	(3)%

(1)	The percentage of revenue is calculated for each line item divided by total revenue, except for product gross margin and service gross margin, which are divided by the related component of revenue.

Revenue

	For the years ended December 31			Percentage of Total Revenue			Increase (Decrease)
In millions	2022	2021	2020	2022	2021	2020	2022 vs. 2021	2021 vs. 2020
Product revenue	$1,098	$1,036	$1,091	26.6%	29.2%	36.5%	6%	(5)%
Service revenue	3,033	2,513	1,900	73.4%	70.8%	63.5%	21%	32%

Total revenue	$4,131	$3,549	$2,991	100.0%	100.0%	100.0%	16%	19%

Year ended December 31, 2022 compared with year ended December 31, 2021

Product revenue includes our hardware and software license revenue streams as well as Bitcoin-related revenues. Service revenue includes hardware and software maintenance revenue, implementation services revenue, cloud revenue, payments processing revenue, interchange and network revenue, as well as professional services revenue.

Total revenue increased 16% in 2022 from 2021. Product revenue increased 6% due to $72 million of revenue from the acquisition of LibertyX in January of 2022, offset by a decline of approximately $10 million due to the exiting of Russia in the first quarter of 2022, which had approximately $30 million of product revenue in 2021. Service revenue increased 21% due to growth in payments processing revenue, mainly due to the full year impact in 2022 of including the operations of Cardtronics of $550 million, which was acquired June 21, 2021. This increase was partially offset by a continued decline of approximately $30 million in service revenue in the T&T segment.

Year ended December 31, 2021 compared with year ended December 31, 2020

Total revenue increased 19% in 2021 from 2020. Product revenue decreased 5% due to a decline in ATM hardware revenue due to the loss of third-party sales to Cardtronics as a result of our acquisition of Cardtronics on June 21, 2021 (Cardtronics was a customer prior to the acquisition). Service revenue increased 32% due to approximately $580 million of services revenue from the acquisition of Cardtronics, which occurred on June 21, 2021. The balance of the service revenue increase of approximately $30 million was due to an increase in software related services revenue as part of our continued transition of our software offerings to subscriptions.

Gross Margin

	For the years ended December 31			Percentage of Revenue (1)			Increase (Decrease)
In millions	2022	2021	2020	2022	2021	2020	2022 vs. 2021	2021 vs. 2020
Product gross margin	$126	$164	$148	11.5%	15.8%	13.6%	(23)%	11%
Service gross margin	793	728	522	26.1%	29.0%	27.5%	9%	39%

Total gross margin	$919	$892	$670	22.2%	25.1%	22.4%	3%	33%

(1)	The percentage of revenue is calculated for each line item divided by the related component of revenue.

Year ended December 31, 2022 compared with year ended December 31, 2021

Gross margin as a percentage of revenue was 22.2% in 2022 compared to 25.1% in 2021. Gross margin for the year ended December 31, 2022 included $16 million related to transformation charges and $60 million related to the amortization of acquisition-related intangible assets. Gross margin for the year ended December 31, 2021 included $15 million related to transformation charges and $34 million related to amortization of acquisition-related intangible assets. Excluding these items, gross margin as a percentage of revenue decreased from 26.5% in 2021 to 24.1% in 2022. After adjusting for these items, increases in component parts, fuel costs and other supply chain challenges negatively impacted product gross margin by approximately $30 million and services gross margin by approximately $30 million. Services gross margin benefited from the full year of the Cardtronics acquisition, increasing services gross margin by approximately $110 million, which was negatively impacted by $40 million of increased cost due to higher interest rates on our vault cash rental agreements. Continued increases in labor costs as well as component parts, freight, and interest rates could negatively impact our gross margin in future periods. We are working to mitigate the impact of these rising costs through a variety of actions, such as increasing the prices of our products and services, considering alternative sources of material, pre-purchasing material or locking in prices in advance. However, we may not be completely successful in these efforts and even when we are successful, there may be a time lag before the impacts of these actions are reflected in our margins.

Years ended December 31, 2021 compared with year ended December 31, 2020

Gross margin as a percentage of revenue was 25.1% in 2021 compared to 22.4% in 2020. Gross margin for the year ended December 31, 2021 and 2020 included $15 million and $57 million, respectively, related to transformation and $34 million and $4 million, respectively, for acquisition-related amortization of intangible assets. Excluding these items, gross margin as a percentage of revenue increased from 24.4% in 2020 to 26.5% in 2021 due to the Cardtronics acquisition, which contributed approximately $225 million of incremental gross margin, partially offset by increased component and freight costs due to supply chain challenges of approximately $15 million.

Selling, General and Administrative Expenses

	For the years ended December 31			Percentage of Total Revenue			Increase (Decrease)
In millions	2022	2021	2020	2022	2021	2020	2022 vs. 2021	2021 vs. 2020
Selling, general and administrative expenses	$586	$537	$367	14.2%	15.1%	12.3%	9%	46%

Year ended December 31, 2022 compared with year ended December 31, 2021

Selling, general, and administrative expenses were $586 million in 2022 as compared to $537 million in 2021. As a percentage of revenue, Selling, general and administrative expenses were 14.2% in 2022 and 15.1% in 2021. In 2022, Selling, general and administrative expenses included $40 million of amortization of acquisition-related intangible assets, $8 million of acquisition-related costs, and $37 million of transformation costs. In 2021, Selling, general and administrative expenses included $21 million of amortization of acquisition-related assets, $77 million of acquisition-related costs, and $7 million of transformation costs. Excluding these items, Selling, general and administrative expenses remained relatively flat as a percentage of revenue of 12.2% in 2021 to 12.1% in 2022. After adjusting for these items, the increase was driven by an incremental $65 million of expense for the full year of Cardtronics, which was acquired on June 21, 2021.

Year ended December 31, 2021 compared with year ended December 31, 2020

Selling, general, and administrative expenses were $537 million in 2021 compared to $367 million in 2020. As a percentage of revenue, Selling, general and administrative expenses were 15.1% in 2021 and 12.3% in 2020. In 2021, Selling, general and administrative expenses included $21 million of amortization of acquisition-related assets, $77 million of acquisition-related costs, and $7 million of transformation costs. In 2020, Selling, general and administrative expenses included $25 million of transformation costs, $1million of acquisition-related costs and $1 million of acquisition-related amortization of intangible assets. Excluding these items, Selling, general and administrative expenses increased as a percentage of revenue from 11.4% in 2020 to 12.2% in 2021 due to the inclusion of approximately $80 million of Selling, general and administrative expenses for Cardtronics since the acquisition on June 21, 2021, and an increase of approximately $12 million in employee related expenses, including stock-based compensation.

Research and Development Expenses

	For the years ended December 31			Percentage of Total Revenue			Increase (Decrease)
In millions	2022	2021	2020	2022	2021	2020	2022 vs. 2021	2021 vs. 2020
Research and development expenses	$64	$107	$87	1.5%	3.0%	2.9%	(40)%	23%

Year ended December 31, 2022 compared with year ended December 31, 2021

Research and development expenses were $64 million in 2022, a decrease from $107 million in 2021. As a percentage of revenue, these costs were 1.5% in 2022 and 3.0% in 2021. In 2022, Research and development expenses included $7 million of costs related to transformation. In 2021, Research and development expenses included $3 million related to transformation. After considering this item, Research and development expenses decreased as a percentage of revenue from 2.9% in 2021 to 1.4% in 2022. The decline in research and development expense was driven by an approximately $30 million decrease in research and development spending within our Self-Service Banking segment as a result of lower engineering costs. The remaining decrease is attributable to lower cost allocations from NCR as a result of the reallocation of resources to other segments of NCR. At the end of 2021 there were several large strategic projects that were completed in the NCR Atleos business allowing NCR to reallocate resources without impacting the strategic initiatives within NCR Atleos.

Years ended December 31, 2021 compared with year ended December 31, 2020

Research and development expenses were $107 million in 2021, an increase from $87 million in 2020. As a percentage of revenue, these costs were 3.0% in 2021 and 2.9% in 2020. In 2021 and 2020, Research and development expenses included $3 million of costs related to transformation. The increase in Research and development expenses was driven by higher engineering costs, including NCR allocations, to support investments in strategic projects in 2021.

Related Party Interest Expense, Net

	For the years ended December 31			Increase (Decrease)
In millions	2022	2021	2020	2022 vs. 2021	2021 vs. 2020
Related party interest expense, net	$(31)	$(49)	$(6)	(37)%	717%

Year ended December 31, 2022 compared with year ended December 31, 2021

Related party interest expense, net was $31 million in 2022, a decrease from $49 million in 2021. Net related party interest expense decreased due to repayment of certain related party borrowings during the period.

Years ended December 31, 2021 compared with year ended December 31, 2020

Related party interest expense, net was $49 million in 2021, an increase from $6 million in 2020. The increase in Related party interest expense, net was driven by a $44 million increase in interest expense due to an increase in average related party borrowings during the period, including new related party borrowings executed following the acquisition of Cardtronics of $634 million, partially offset by a $1 million increase in interest income.

See Note 13, “Related Parties,” in the Notes to Combined Financial Statements of this information statement for further details on our related party notes.

Other (Expense) Income, net

Other (expense) income, net was expense of $81 million in 2022, income of $52 million in 2021 and income of $30 million in 2020, with the components reflected in the following table:

	For the years ended December 31
In millions	2022	2021	2020
Foreign currency fluctuations and foreign exchange contracts	$(9)	$(17)	$11
Employee benefit plans	(63)	85	16
Other, net	(9)	(16)	3

Total other (expense) income, net	$(81)	$52	$30

Employee benefit plans within Other (expense) income, net includes the components of pension, postemployment and postretirement expense, other than service cost, as well as actuarial gains and losses from the annual pension mark-to-market adjustment. In 2022, there was an actuarial loss of $78 million compared to an actuarial gain of $70 million in 2021. The net actuarial loss in 2022 was primarily due to the impact of economic downturns on the value of plan assets, partially offset by an increase in discount rates in measuring the benefit obligation. The actuarial gain in 2021 was primarily due to an increase in discount rates as well as a favorable impact from an update to the mortality tables.

Income Taxes

	For the years ended December 31			Increase (Decrease)
In millions	2022	2021	2020	2022 vs. 2021	2021 vs. 2020
Income tax expense	$50	$64	$48	(22)%	33%

Our effective tax rate was 32% in 2022, 25% in 2021, and 20% in 2020. During 2022, our tax rate was impacted by a $1 million benefit from the reversal of valuation allowances against changes in deferred tax assets in certain foreign jurisdictions and a $10 million expense attributable to U.S. and foreign return-to-provision true-up adjustments. During 2021, our tax rate was impacted by a $16 million expense from additional U.S. tax on foreign income partially offset by a $6 million benefit from the deferred tax impact of a tax law change in the United Kingdom. During 2020, our tax rate was impacted by a $9 million expense from recording a valuation allowance against changes in deferred tax assets and a $25 million benefit on foreign income tax rate differentials.

While we are subject to numerous federal, state and foreign tax audits, we believe that appropriate reserves exist for issues that might arise from these audits. Should these audits be settled, the resulting tax effect could impact the tax provision and cash flows in future periods. During 2023, NCR Atleos expects to resolve certain tax matters related to U.S. and foreign jurisdictions. These resolutions could have a material impact on the effective tax rate in 2023.

We regularly review our deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The determination as to whether a deferred tax asset will be realized is made on a jurisdictional basis and is based on the evaluation of positive and negative evidence. This evidence includes historical taxable income/loss, projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies.

Revenue and Adjusted EBITDA by Segment

NCR Atleos manages and reports its businesses in the following segments: (i) Self-Service Banking, (ii) Payments & Network, and (iii) T&T. Segments are measured for profitability by NCR Atleos’s CODM based on revenue and segment Adjusted EBITDA. Refer to the section above entitled “Non-GAAP Financial Measures and Use of Certain Terms” for our definition of Adjusted EBITDA and the reconciliation of net income attributable to NCR Atleos (GAAP) to Adjusted EBITDA (non-GAAP).

	For the three months ended March 31		Percentage of Revenue (1)		Increase (Decrease)
In millions	2023	2022	2023	2022	2023 vs. 2022
Revenue
Self-Service Banking	$606	$599	61.5%	61.8%	1%
Payments & Network	300	279	30.4%	28.8%	8%
T&T	50	58	5.1%	6.0%	(14)%

Total segment revenue	956	936	97.0%	96.6%	2%
Other(2)	30	30	3.0%	3.1%	—%
Other adjustments(3)	—	3	—%	0.3%	(100)%

Combined revenue	$986	$969	100.0%	100.0%	2%

Adjusted EBITDA
Self-Service Banking	$139	$111	22.9%	18.5%	25%
Payments & Network	$75	$86	25.0%	30.8%	(13)%
T&T	$10	$11	20.0%	19.0%	(9)%

(1)	The percentage of revenue is calculated for each line item divided by total revenue, except for Adjusted EBITDA, which are divided by the related component of revenue.
(2)	Other immaterial business operations that do not represent a reportable segment.
(3)

Other adjustment reflects the revenue attributable to NCR Atleos’s operations in Russia that were excluded from management’s measure of revenue due to our announcement in Q1 of 2022 to suspend sales and anticipated orderly wind down of our operations in the country.

n.m. = not meaningful

Segment Revenue

For the three months ended March 31, 2023 compared to the three months ended March 31, 2022

Self-Service Banking revenue increased 1% for the three months ended March 31, 2023 compared to the prior year period. The increase was due to growth in recurring revenue driven by the shift of upfront sales to as-a-service. Software and services revenue as a percent of total Self-Service Banking segment revenue was 71% for the first quarter of 2023 and 2022.

Payments & Network revenue increased 8% for the first three months ended March 31, 2023 compared to the prior year period. The increase in revenue was due to an increase of approximately $19 million of payments transaction revenue driven by an increase in higher value transactions and a $4 million increase in Bitcoin related revenue.

T&T revenue decreased 8% for the first three months ended March 31, 2023 compared to the prior year period. The decrease was due to a non-recurring parts sale of $8 million in the first quarter of 2022.

Segment Adjusted EBITDA

For the three months ended March 31, 2023 compared to the three months ended March 31, 2022

Self-Service Banking Adjusted EBITDA increased 25% for the first three months ended March 31, 2023 compared to the prior year period. The Adjusted EBITDA margin expanded 440 basis points to 22.9% compared to the prior year period. This expansion from the prior year is due to the reduction in direct costs, particularly in expenses related to fuel and components which had seen a significant increase early in 2022 due to the geopolitical and macroeconomic challenges.

Payments & Network Adjusted EBITDA decreased 13% for the first three months ended March 31st, 2023 compared to the prior year period. The year over year compare was impacted by approximately $22 million more cost related to the increased interest rates driving higher cost on our vault cash rental agreements. This was partially offset by the higher volume of revenue described above, driving approximately $12 million of incremental Adjusted EBITDA.

T&T Adjusted EBITDA decreased 9% for the first three months ended March 31, 2023 compared to the prior year period. The year over year decrease was all related to the decline of $8 million in revenue for a non-recurring parts sale.

	For the years ended December 31			Percentage of Revenue (1)			Increase (Decrease)
In millions	2022	2021	2020	2022	2021	2020	2022 vs. 2021	2021 vs. 2020
Revenue
Self-Service Banking	$2,582	$2,530	$2,527	62.5%	71.3%	84.5%	2%	—%
Payments & Network	1,198	600	23	29.0%	16.9%	0.8%	100%	n.m.
T&T	219	253	301	5.3%	7.1%	10.1%	(13)%	(16)%

Total segment revenue	3,999	3,383	2,851	96.8%	95.3%	95.3%	18%	19%
Other(2)	123	118	99	3.0%	3.3%	3.3%	4%	19%
Other adjustments(3)	9	48	41	0.2%	1.4%	1.4%	(81)%	17%

Combined revenue	$4,131	$3,549	$2,991	100.0%	100.0%	100.0%	16%	19%

Adjusted EBITDA
Self-Service Banking	$549	$600	$543	21.3%	23.7%	21.5%	(9)%	10%
Payments & Network	$352	$214	$13	29.4%	35.7%	56.5%	64%	n.m.
T&T	$47	$57	$58	21.5%	22.5%	19.3%	(18)%	(2)%

(1)	The percentage of revenue is calculated for each line item divided by total revenue, except for Adjusted EBITDA, which are divided by the related component of revenue.
(2)	Other immaterial business operations that do not represent a reportable segment.
(3)

Other adjustment reflects the revenue attributable to NCR Atleos’s operations in Russia that were excluded from management’s measure of revenue due to our announcement in Q1 of 2022 to suspend sales and anticipated orderly wind down of our operations in the country.

n.m.	= not meaningful

Segment Revenue

For the year ended December 31, 2022 compared to the year ended December 31, 2021

Self-Service Banking revenue increased 2% for the year ended December 31, 2022 compared to the prior year period. The increase in revenue compared to the prior year period was driven by an increase in services revenue of approximately $20 million, software revenue of $20 million and hardware revenue of $10 million. Software and services revenue as a percent of total Self-Service Banking segment revenue was 68% for 2022 and 67% for 2021.

Payments & Network revenue increased 100% for the year ended December 31, 2022 compared to the prior year period is due to additional payments processing revenue resulting from the full year impact of the acquisition of Cardtronics, which occurred on June 21, 2021 and $77 million of revenue from the acquisition of LibertyX in January 2022.

T&T revenue decreased 13% for the year ended December 31, 2022 compared to the prior year period due to a continued decline in service revenue.

For the year ended December 31, 2021 compared to the year ended December 31, 2020

Self-Service Banking revenue was flat in the year ended December 31, 2021 compared to the prior year period. Software and services revenue increased approximately $60 million over prior year while hardware revenue declined by approximately $55 million. Software and services revenue was 67% of total revenue compared to 66% in 2020.

Payments & Network revenue increased significantly for the year ended December 31, 2021 compared to the prior year period due to approximately $580 million in revenue following the acquisition of Cardtronics, which occurred on June 21, 2021.

T&T revenue decreased 16% for the year ended December 31, 2021 compared to the prior year period due to continued decline in maintenance service revenue of approximately $20 million and a decline in other revenue of $28 million after a large one-time parts sale in 2020.

Segment Adjusted EBITDA

For the year ended December 31, 2022 compared to the year ended December 31, 2021

Self-Service Banking Adjusted EBITDA decreased 9% for the year ended December 31, 2022 compared to the prior year period due to incremental cost of approximately $60 million related to supply chain challenges and increased fuel costs which drove up component and other costs, particularly in ATM hardware, hardware maintenance and transaction services. These headwinds were partially offset by an increase in recurring revenue which favorably impacted Adjusted EBITDA by approximately $9 million.

Payments & Network Adjusted EBITDA increased by 64% for the year ended December 31, 2022 compared to the prior year period. The increase was due to the full year impact of the Cardtronics acquisition, which occurred on June 21, 2021. Adjusted EBITDA as a percentage of revenue was negatively impacted by higher interest rates, which increased the cost of our vault cash rental obligations by $40 million.

T&T Adjusted EBITDA decreased 18% for the year ended December 31, 2022 compared to the prior year period driven by the decrease in revenue.

For the year ended December 31, 2021 compared to the year ended December 31, 2020

Self-Service Banking Adjusted EBITDA increased 10% for the year ended December 31, 2021 compared to the year ended December 31, 2020 due to higher revenue mix, specifically in software and services revenue, increasing Adjusted EBITDA by approximately $35 million, as well as approximately $15 million of benefits realized from cost reduction actions taken in the prior year.

Payments & Network Adjusted EBITDA increased $201 million for the year ended December 31, 2021 compared to the year ended December 31, 2020 due to the Cardtronics acquisition, which occurred on June 21, 2021.

T&T Adjusted EBITDA decreased 2% for the year ended December 31, 2021 compared to the year ended December 31, 2020 driven by the decrease in revenue.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Sources of Historical Liquidity

Our principal existing sources of cash are cash generated from operations and funding from NCR as NCR Atleos has historically participated in NCR’s centralized treasury management and overall financing arrangements.

We continually evaluate our liquidity requirements in light of our operating needs, growth initiatives and capital resources. In conjunction with the planned spin-off, we expect to further evaluate our liquidity needs, capital structure and sources of capital on a standalone basis and expect to enter into future borrowings. For further information on the future sources of liquidity and capital resources for our business, see the section of this information statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations––Financial Condition, Liquidity and Capital Resources––Future Sources of Liquidity.”

NCR Atleos’s management uses a non-GAAP measure called “Adjusted free cash flow-unrestricted” to assess the financial performance and liquidity of NCR Atleos. We define Adjusted free cash flow-unrestricted as net cash provided by operating activities less capital expenditures for property, plant and equipment, less additions to capitalized software, plus/minus the change in restricted cash settlement activity, and plus non-recurring or discretionary pension contributions and settlements. Restricted cash settlement activity represents the net change in amounts collected on behalf of, but not yet remitted to, certain of the Company’s merchant customers or third-party service providers that are pledged for a particular use or restricted to support these obligations. These amounts can fluctuate significantly period to period based on the number of days for which settlement to the merchant has not yet occurred or day of the week on which a reporting period ends. We believe Adjusted free cash flow-unrestricted information is useful for investors because it indicates the amount of cash available after these adjustments for, among other things, investments in NCR Atleos’s existing businesses, and strategic acquisitions. Adjusted free cash flow-unrestricted does not represent the residual cash flow available, since there may be other non-discretionary expenditures that are not deducted from the measure. Adjusted free cash flow-unrestricted does not have a uniform definition under GAAP, and therefore NCR Atleos’s definition may differ from other companies’ definitions of this measure. This non-GAAP measure should not be considered a substitute for, or superior to, cash flows from operating activities under GAAP.

Interim cash flows

Summarized cash flow information for the three months ended March 31 is as follows:

	For the three months ended March 31
In millions	2023(1)	2022
Net cash provided by (used in) operating activities	$120	$(62)
Net cash used in investing activities	$(25)	$(79)
Net cash provided by (used in) financing activities	$(91)	$114

(1)

The Company revised the Condensed Combined Statement of Cash Flows for the three months ended March 31, 2023. See Note 1, “Basis of Presentation and Significant Accounting Policies” in the Notes to the Condensed Combined Financial Statements within this information statement for further details.

Cash provided by operating activities was $120 million for the three months ended March 31, 2023 compared to cash provided by operating activities of $(62) million for the three months ended March 31, 2022. The increase in cash provided by operating activities of $182 million was driven by higher operating income of $21 million and the favorable movement in net working capital accounts of $173 million.

The table below reconciles net cash provided by operating activities, the most directly comparable GAAP measure, to NCR Atleos’s non-GAAP measure of Adjusted free cash flow-unrestricted for the three months ended March 31:

	For the three months ended March 31
In millions	2023(1)	2022
Net cash provided by (used in) operating activities (GAAP)	$120	$(62)
Capital expenditures for property, plant and equipment	(15)	(12)
Additions to capitalized software	(8)	(10)
Change in restricted cash settlement activity	(27)	30

Adjusted free cash flow-unrestricted (Non-GAAP)	$70	$(54)

(1)

The Company revised the Condensed Combined Statement of Cash Flows for the three months ended March 31, 2023. See Note 1, “Basis of Presentation and Significant Accounting Policies” in the Notes to the Condensed Combined Financial Statements within this information statement for further details.

For the three months ended March 31, 2023, net cash provided by operating activities increased $182 million, which contributed to a net increase in Adjusted free cash flow-unrestricted of $124 million in comparison to the three months ended March 31, 2022. The increase in net cash provided by operating activities was offset by an increase in the change in restricted cash settlement activity of $57 million.

Financing activities and certain other investing activities are not included in our calculation of Adjusted free cash flow-unrestricted. Financing activities primarily include short-term borrowings with, and transfers to and from, NCR, consisting of, among other things, cash transfers and changes in receivables and payables and other transactions between NCR Atleos and NCR. See Note 12, “Related Parties,” in the Notes to Condensed Combined Financial Statements for further discussion on transactions with NCR. Other investing activities primarily include business acquisitions, divestitures, and investments. During the three months ended March 31, 2023, there were no payments made for business acquisitions. During the three months ended March 31, 2022, the payments for business combinations were $67 million, net of cash acquired, related to the acquisition of LibertyX completed in January of 2022.

Annual cash flows

Summarized cash flow information for 2022, 2021 and 2020 is as follows:

	For the years ended December 31
In millions	2022	2021	2020
Net cash provided by operating activities	$274	$449	$410
Net cash used in investing activities	$(417)	$(2,493)	$(60)
Net cash provided by (used in) financing activities	$183	$2,345	$(338)

Cash provided by operating activities was $274 million for the year ended December 31, 2022 compared to cash provided by operating activities of $449 million for the year ended December 31, 2021. The decrease in cash provided by operating activities of $175 million was driven by lower operating income of $80 million and the unfavorable movement in net working capital accounts of $132 million offset by an increase in non-cash charges of $37 million. Cash provided by operating activities was $449 million for the year ended December 31, 2021 compared to cash provided by operating activities of $410 million for the year ended December 31, 2020. The increase in cash provided by operating activities was driven by improved operating results driven partially by the impact of the Cardtronics acquisition, which occurred on June 21, 2021, as well as favorable movement in net working capital accounts.

The table below reconciles net cash provided by operating activities, the most directly comparable GAAP measure, to NCR Atleos’s non-GAAP measure of Adjusted free cash flows-unrestricted for the years ended December 31:

	For the years ended December 31
In millions	2022	2021	2020
Net cash provided by operating activities (GAAP)	$274	$449	$410
Capital expenditures for property, plant and equipment	(58)	(80)	(8)
Additions to capitalized software	(39)	(31)	(22)
Change in restricted cash settlement activity	27	(41)	—

Adjusted free cash flow-unrestricted (Non-GAAP)	$204	$297	$380

In 2022, net cash provided by operating activities decreased $175 million, which contributed to a net decrease in Adjusted free cash flow-unrestricted of $93 million in comparison to 2021. Additionally, capital expenditures for Property, plant and equipment decreased by $22 million primarily due to one-time spending in 2021 for ATM deployment. The reductions in net cash provided by operating activities and capital expenditures were offset by a decrease in restricted cash settlement activity of $68 million.

In 2021, net cash provided by operating activities increased $39 million, while Adjusted free cash flows-unrestricted decreased by $83 million in comparison to 2020. The increase in net cash provided by operating activities was offset by higher capital expenditures for Property, plant and equipment of $72 million related to ATMs to be deployed, and an increase of $41 million in restricted cash settlement activity.

Financing activities and certain other investing activities are not included in our calculation of Adjusted free cash flows-unrestricted. Financing activities primarily include short-term borrowings with, and transfers to and from, NCR, consisting of, among other things, cash transfers and changes in receivables and payables and other transactions between NCR Atleos and NCR. See Note 13, “Related Parties,” in the Notes to Combined Financial Statements for further discussion on transactions with NCR. Other investing activities primarily include business acquisitions, divestitures and investments. During the year ended December 31, 2022, the payments for business combinations were $78 million, net of cash acquired. The cash consideration paid primarily related to the acquisition of the India ATM Business of FIS Payment Solutions & Services Private Limited completed in July of 2022 of $12 million and the LibertyX acquisition completed in January of 2022 of $67 million. During the year ended December 31, 2021, the payments for business acquisitions were $2,346 million related to the acquisition of Cardtronics completed on June 21, 2021.

Future Sources of Liquidity

Following the spin-off, our capital structure and sources of liquidity will change from our historical capital structure because we will no longer be part of NCR’s centralized treasury management and centralized funding programs. Our ability to fund our operating needs will depend on our ability to continue to generate positive cash flow from operations, and on our ability to obtain debt financing on acceptable terms or to issue additional equity or equity-linked securities not anticipated in this information statement. Management believes that our cash balances and funds provided by operating activities, along with expected borrowing capacity and access to capital markets, taken as a whole, provide (i) adequate liquidity to meet all of our current and long-term obligations when due, including third-party debt that we expect to incur in connection with the spin-off, (ii) adequate liquidity to fund capital expenditures and (iii) flexibility to meet investment opportunities that may arise. However, we cannot assure that we will be able to obtain additional debt or equity financing on acceptable terms in the future.

In connection with the spin-off, we expect to incur up to $2,935 million of new debt, of which we will pay NCR $2,706 million from the net proceeds received as partial consideration for the assets of NCR Atleos that NCR is transferring to NCR Atleos in connection with the spin-off; provided that we will retain an amount in cash and cash equivalents equal to $300 million, after giving effect to the debt financing transactions, contribution of $150 million to U.S. pension plan, and the settlement or termination of certain intercompany accounts payable or accounts receivable between NCR Atleos and NCR. This debt will impose certain restrictions on our business and may adversely impact our financial condition, results of operations or cash flows. We currently estimate the debt will have an estimated weighted average interest rate of approximately 8.32%.

We expect to utilize our cash flows to continue to invest in our business, growth strategies, people and the communities we operate in as well as to repay our indebtedness over time. See “Description of Certain Indebtedness” within this information statement for additional discussion.

Employee Benefit Plans In 2023, we expect to make contributions of $4 million to our international pension plans and $5 million to the postemployment plans. Additionally, in conjunction with the planned spin-off, we expect NCR to convey one or more employee benefit plans (including the U.S. pension plan) to NCR Atleos. As of December 31, 2022, NCR’s U.S. pension plan was in an underfunded position of $407 million, and the international pension plans were in a funded position of $148 million. Pursuant to the employee matters and separation and distribution agreements, we expect to contribute $150 million to the U.S. pension plan immediately following the spin-off.

Cash and Cash Equivalents Held by Foreign Subsidiaries Cash and cash equivalents held by NCR Atleos’s foreign subsidiaries were $257 million, $266 million and $224 million as of March 31, 2023, December 31, 2022 and December 31, 2021, respectively. Under current tax laws and regulations, if cash and cash equivalents and short-term investments held outside the U.S. are distributed to the U.S. in the form of dividends or otherwise, we may be subject to additional U.S. income taxes and foreign withholding taxes, which could be significant.

Summary As of March 31, 2023 and December 31, 2022, our cash and cash equivalents totaled $282 million and $293 million, respectively. Our ability to generate positive cash flows from operations is dependent on general economic conditions, and the competitive environment in our industry, and is subject to the business and other risk factors described in the section of this information statement titled “Risk Factors.” If we are unable to generate sufficient cash flows from operations, or otherwise comply with the terms of any external borrowings, we may be required to seek additional financing alternatives.

We believe that we have sufficient liquidity based on our current cash position, cash flows from operations and expected future financing to meet our expected pension contributions, payments related to transformation and restructuring initiatives, and in the long-term (i.e., beyond December 31, 2023) to meet our material cash requirements.

Material Cash Requirement from Contractual and Other Obligations In the normal course of business, we enter into various contractual obligations that impact, or could impact, the liquidity of our operations. The following table and discussion outlines our material obligations as of December 31, 2022 on an undiscounted basis, with projected cash payments in the years shown. As of March 31, 2023, the Company’s future contractual obligations have not materially changed.

In millions	Total Amounts	2023	2024-2025	2026-2027	2028 & Thereafter
Lease obligations	$86	$24	$30	$16	$16
Purchase obligations	560	560	—	—	—

Total obligations	$646	$584	$30	$16	$16

Our lease obligations are primarily for certain sales and manufacturing facilities in various domestic and international locations and leases related to equipment and vehicles.

Purchase obligations represent committed purchase orders and other contractual commitments for goods or services. The purchase obligation amounts were determined through information in our procurement systems and payment schedules for significant contracts.

We have a liability related to our uncertain tax positions. Due to the nature of the underlying liabilities and the extended time often needed to resolve income tax uncertainties, we cannot make reliable estimates of the amount or timing of cash payments that may be required to settle these liabilities. For additional information, refer to Note 5, “Income Taxes,” of the Notes to Combined Financial Statements included in this information statement.

The above table excluded the following:

•

Estimated principal amount of indebtedness of approximately $2,935 million and associated estimated interest payments of $244 million per year in connection with the separation and distribution. See “Description of Certain Indebtedness” for additional discussion. The actual rates of interest can change from those assumed. If the actual rates that are incurred were to increase or decrease, for every incremental 0.125 percent change from those assumed interest expense could increase or decrease by approximately $4 million per year generally.

•

NCR Atleos’s obligations pursuant to the separation and distribution agreement whereby NCR Atleos will indemnify NCR for retained environmental remediation obligations as described in “Certain Relationships and Related Transactions – Agreements with NCR”.

•	U.S. pension plan contribution of $150 million pursuant to the employee matters and separation and distribution agreements.

CRITICAL ACCOUNTING ESTIMATES

Our Combined Financial Statements are prepared in accordance with GAAP. In connection with the preparation of these financial statements, we are required to make assumptions, estimates and judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities. These assumptions, estimates and judgments are based on historical experience and are believed to be reasonable at the time. However, because future events and their effects cannot be determined with certainty, the determination of estimates requires the exercise of judgment. Our critical accounting policies are those that require assumptions to be made about matters that are highly uncertain. Different estimates could have a material impact on our financial results. Judgments and uncertainties affecting the application of these policies and estimates may result in materially different amounts being reported under different conditions or circumstances. Our management continually reviews these assumptions, estimates and judgments to ensure that our financial statements are presented fairly and are materially correct.

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require significant management judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result. The significant accounting policies are discussed in Note 1, “Basis of Presentation and Significant Accounting Policies,” of the Notes to Combined Financial Statements in this information statement, which contains additional information regarding our accounting policies and other disclosures required by GAAP. The estimates that we believe are the most critical to aid in fully understanding and evaluating our reported financial results are discussed in the paragraphs below.

Revenue Recognition We enter into contracts to sell our products and services, which may be sold separately or bundled with other products and services. As a result, interpretation and judgment are sometimes required to determine the appropriate accounting for these transactions, including: (i) whether performance obligations are considered distinct that should be accounted for separately versus together, how the price should be allocated among the performance obligations, and when to recognize revenue for each performance obligation; (ii) developing an estimate of the stand-alone selling price, or SSP, of each distinct performance obligation; (iii) combining contracts that may impact the allocation of the transaction price between product and services; and (iv) estimating and accounting for variable consideration, including rights of return, rebates, expected penalties or other price concessions as a reduction of the transaction price.

Our estimates of SSP for each performance obligation require judgment that considers multiple factors, including, but not limited to, historical discounting trends for products and services, pricing practices in different geographies and industries, gross margin objectives, and internal costs. Our estimates for rebates are based on specific criteria outlined in customer contracts or rebate agreements, and other factors known at the time. Our estimates for expected penalties and other price concessions are based on historical trends and expectations regarding future occurrence.

Changes in judgments with respect to these assumptions and estimates could impact the timing or amount of revenue recognition. Additional information regarding our revenue recognition policy is included in Note 1, “Basis of Presentation and Significant Accounting Policies,” in the Notes to Combined Financial Statements.

Inventory Valuation We assess the valuation of our inventory on a periodic basis and make adjustments to the value to properly provide for potential exposure due to slow-moving, excess, obsolete or unusable inventory. Inventories are written down to net realizable value based on forecasted usage of parts, sales orders, technological obsolescence and inventory aging. These factors can be impacted by market conditions, technology changes, changes in strategic direction, and customer demand and require estimates and management judgment that may include elements that are uncertain. On a quarterly basis, we review the current net realizable value of inventory and adjust for any inventory exposure due to age, obsolescence, or excess of cost over net realizable value.

Goodwill NCR Atleos tests Goodwill at the reporting unit level for impairment on an annual basis during the fourth quarter or more frequently if certain events occur indicating that the carrying value of Goodwill may be impaired. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include a decline in expected cash flows, a significant adverse change in legal factors or in the business climate, a decision to sell a business, unanticipated competition, or slower growth rates, among others.

In the evaluation of Goodwill for impairment, we have the option to perform a qualitative assessment to determine whether further impairment testing is necessary or to perform a quantitative assessment by comparing the fair value of a reporting unit to its carrying amount, including Goodwill. Under the qualitative assessment, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. If under the quantitative assessment the fair value of a reporting unit is less than its carrying amount, then the amount of the impairment loss, if any, is determined based on the amount by which the carrying amount exceeds the fair value up to the total value of goodwill assigned to the reporting unit. Fair values of the reporting units are estimated using a weighted methodology considering the output from both the income and market approaches. The income approach incorporates the use of a discounted cash flow (“DCF”) analysis. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including revenue growth rates, EBITDA margins and discount rates. Several of these assumptions vary among reporting units. The cash flow forecasts are generally based on approved strategic operating plans. The market approach is performed using the Guideline Public Companies (“GPC”) method which is based on earnings multiple data.

Valuation of Long-lived Assets and Amortizable Other Intangible Assets We perform impairment tests for our long-lived assets if an event or circumstance indicates that the carrying amount of our long-lived assets may not be recoverable. In response to changes in industry and market conditions, we may also strategically realign our resources and consider restructuring, disposing of, or otherwise exiting businesses. Such activities could result in impairment of our long-lived assets or other intangible assets. We also are subject to the possibility of impairment of long-lived assets arising in the ordinary course of business. We consider the likelihood of impairment if certain events occur indicating that the carrying value of the long-lived assets may be impaired and we may recognize impairment if the carrying amount of a long-lived asset or intangible asset is not recoverable from its undiscounted cash flows. Impairment is measured as the difference between the carrying amount and the fair value of the asset. We use both the income approach and market approach to estimate fair value. Our estimates of fair value are subject to a high degree of judgment since they include a long-term forecast of future operations. Accordingly, any value ultimately derived from our long-lived assets may differ from our estimate of fair value.

We make strategic acquisitions that may have a material impact on our combined results of operations or financial position. We allocate the purchase price of acquired businesses to the assets acquired and liabilities assumed in the transaction at their estimated fair values. The estimates used to determine the fair value of long-lived assets, such as intangible assets, can be complex and require significant judgments. We use information available to us to make fair value determinations and engage independent valuation specialists, when necessary, to assist in the fair value determination of significant acquired long-lived assets. The determination of fair value requires estimates about cash flow forecasts, discount rates, revenue growth rates, EBITDA margin, customer attrition rate, and other future events that are judgmental in nature. While we use our best estimates and assumptions as a part of the purchase price allocation process, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Any adjustments subsequent to the measurement period are recorded to our combined statements of income. We are also required to estimate the useful lives of intangible assets to determine the amount of acquisition-related intangible asset amortization expense to record in future periods. Additional information regarding our acquisitions is included in Note 2, “Business Combinations,” in Notes to Combined Financial Statements.

Pension, Postretirement and Postemployment Benefits We sponsor foreign defined benefit pension plans and have certain employees, former employees, and retirees who participate in domestic and foreign pension, postretirement and postemployment plans sponsored by NCR for which we receive an allocation of net periodic benefit cost (income). As a result, we have significant pension, postretirement and postemployment benefit costs, which are developed from actuarial valuations. Actuarial assumptions attempt to anticipate future events and are used in calculating the expense and liability relating to these plans. These factors include assumptions about interest rates, expected investment return on plan assets, involuntary turnover rates, and rates of future compensation increases. In addition, actuarial consultants advise about subjective factors such as withdrawal rates and mortality rates to use in these valuations. Assumptions are generally reviewed and updated on an annual basis at the end of each fiscal year with consideration of current market conditions, including changes in interest rates. The actuarial assumptions that are used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension, postretirement or postemployment benefits expense we have recorded or may record. Ongoing pension, postretirement and postemployment expense impacts all of our segments. Pension mark-to-market adjustments, settlements, curtailments and special termination benefits are excluded from our segment results as those items are not included in the evaluation of segment performance. See Note 4, “Segment Information and Concentrations,” in the Notes to the Combined Financial Statements of this information statement for a reconciliation of our segment results to income from operations.

We recognize additional changes in the fair value of plan assets and net actuarial gains or losses of pension plans upon remeasurement, which occurs at least annually in the fourth quarter of each year. The remaining components of pension expense, primarily net service cost, interest cost, and the expected return on plan assets, are recorded on a quarterly basis as ongoing pension expense. While it is required that actuarial assumptions be reviewed each year at the measurement date, changes in actuarial assumptions are generally not made between measurement dates. A measurement date of December 31 is used for all plans. Changes in assumptions or asset values may have a significant effect on the annual measurement of expense or income in the fourth quarter.

Income Taxes We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The deferred tax assets and liabilities are determined based on the enacted tax rates expected to apply in the periods in which the deferred tax assets or liabilities are anticipated to be settled or realized.

We regularly review our deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The determination as to whether a deferred tax asset will be realized is made on a jurisdictional basis and is based on the evaluation of positive and negative evidence. This evidence includes historical taxable income, projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies. Projected future taxable income is based on our expected results and assumptions as to the jurisdiction in which the income will be earned. The expected timing of the reversals of existing temporary differences is based on current tax law and our tax methods of accounting. As a result of this determination, we had valuation allowances of $169 million as of December 31, 2022 and $168 million as of December 31, 2021, related to certain deferred income tax assets, primarily tax loss carryforwards, in jurisdictions where there is uncertainty as to the ultimate realization of a benefit from those tax assets.

If we are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, or if the tax laws change unfavorably, then we could be required to increase our valuation allowance against our deferred tax assets, resulting in an increase in our effective tax rate.

NCR Atleos recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the Combined Financial Statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law until such time that the related tax benefits are recognized.

During 2019, NCR transferred certain intangible assets among its wholly-owned subsidiaries, which resulted in the establishment of deferred tax assets of $274 million; $192 million of these deferred tax assets were allocated to NCR Atleos.

The provision for income taxes may change period-to-period based on non-recurring events, such as the settlement of income tax audits and changes in tax laws, as well as recurring factors including the geographic mix of income before taxes, state and local taxes and the effects of various global income tax strategies. We maintain certain strategic management and operational activities in overseas subsidiaries and our foreign earnings are taxed at rates that are generally lower than in the United States. As of December 31, 2022, we did not provide for U.S. federal income taxes or foreign withholding taxes on approximately $3.4 billion of undistributed earnings of our foreign subsidiaries as such earnings are expected to be reinvested indefinitely. The amount of unrecognized deferred tax liability associated with these indefinitely reinvested earnings is approximately $117 million.

Refer to Note 5, “Income Taxes,” in the Notes to Combined Financial Statements in this information statement for disclosures related to foreign and domestic pretax income, foreign and domestic income tax (benefit) expense and the effect foreign taxes have on our overall effective tax rate.

Cost Allocations The Combined Financial Statements include certain overhead and shared costs allocated to NCR Atleos including: (i) certain general and administrative expenses related to NCR support functions that are provided on a centralized basis within NCR, including expenses for corporate facilities, executive oversight, treasury, finance, legal, human resources, compliance, information technology, employee benefit plans, stock compensation plans, and other corporate functions and (ii) certain operations support costs incurred by NCR, including professional services, product maintenance and services, product sourcing, warehousing, distribution and other supply chain support functions. These expenses have been allocated to NCR Atleos based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method primarily based on sales, directly identifiable actual costs, headcount, usage or other allocation methods that are considered to be a reasonable reflection of the utilization of services provided or benefit received by NCR Atleos during the periods presented, depending on the nature of the services received.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

A discussion of recently issued accounting pronouncements is described in Note 1, “Basis of Presentation and Significant Accounting Policies,” of the Notes to Combined Financial Statements in this information statement, and we incorporate by reference such discussion in this section. As outlined within the referenced note, the recently issued pronouncements are not expected to have a material impact on the financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Since a substantial portion of our operations and revenue occur outside the United States, and in currencies other than the U.S. Dollar, our results can be significantly impacted by changes in foreign currency exchange rates. We have exposure to approximately 40 functional currencies and are exposed to foreign currency exchange risk with respect to our sales, profits and assets and liabilities denominated in currencies other than the U.S. Dollar. Although NCR uses financial instruments to hedge certain foreign currency risks, we are not fully protected against foreign currency fluctuations and our reported results of operations could be affected by changes in foreign currency exchange rates. To manage our exposures and mitigate the impact of currency fluctuations on the operations of our foreign subsidiaries, we hedge our main transactional exposures through the use of foreign exchange forward and option contracts. Accordingly, the combined statement of income includes the impact of NCR’s derivative financial instruments that is deemed to be associated with our operations and has been allocated to us utilizing a reasonable allocation method. The fair values of outstanding derivative instruments have not been allocated to our combined balance sheet. Following the spin-off, we intend to implement a foreign currency risk management program on our own behalf.

Interest Rate Risk Management

As our ATM vault cash rental expense is based on market rates of interest, it is sensitive to changes in applicable interest rates in the respective countries in which we operate. We pay a monthly fee on the average outstanding vault cash balances in our ATMs under floating rate formulas based on a spread above various interbank offered rates. The increase in vault cash rental expense for the twelve months ended December 31, 2022 from a hypothetical 100 basis point increase in variable interest rates would be approximately $40 million, excluding the impact from outstanding interest rate swap agreements related to our vault cash. Refer to Note 10, “Derivatives and Hedging Instruments,” for further information on our interest rate derivative contracts in effect as of December 31, 2022.

Additionally, our combined balance sheet and statement of income do not include an attribution of NCR’s third-party debt or interest expense from NCR because we are not the legal obligor of the debt and the borrowings were not directly attributable to our business. We expect to incur indebtedness in connection with the spin-off, at which time our exposure to interest rate risk is expected to increase.

Concentrations of Credit Risk

We are potentially subject to concentrations of credit risk on accounts receivable and financial instruments, such as hedging instruments and cash and cash equivalents. Credit risk includes the risk of nonperformance by counterparties. The maximum potential loss may exceed the amount recognized on the balance sheet. Exposure to credit risk is managed through credit approvals, credit limits, selecting major international financial institutions as counterparties to hedging transactions, and monitoring procedures. Our business often involves large transactions with customers for which we do not require collateral. If one or more of those customers were to default in its obligations under applicable contractual arrangements, we could be exposed to potentially significant losses. Moreover, a prolonged downturn in the global economy could have an adverse impact on the ability of our customers to pay their obligations on a timely basis. We believe that the reserves for potential losses are adequate. As of December 31, 2022, we did not have any significant concentration of credit risk related to financial instruments.

MANAGEMENT

Directors and Executive Officers Following the Spin-Off

Executive Officers

Following the spin-off, we will be an independent, publicly traded company. The following table sets forth information regarding individuals who are expected to serve as NCR Atleos’s executive officers and other corporate officers, including their positions after the spin-off, and is followed by biographies of each such executive officer. While some of NCR Atleos’s executive officers and corporate officers are currently officers and employees of NCR, after the spin-off, none of these individuals will be employees or officers of NCR. The information set forth below is as of [●], 2023.

Name	Age	Position
Timothy C. Oliver	54	Chief Executive Officer
Paul J. Campbell	55	Chief Financial Officer
Stuart Mackinnon	51	Chief Operating Officer
Daniel Antilley	56	Chief Security Officer and Cash Operations
Patricia Watson	57	Chief Information & Technology Officer
LaShawne Meriwether	49	Chief Human Resources Officer

*	Corporate officer not expected to be subject to reporting requirements under Section 16 of the Exchange Act.

Timothy C. Oliver. Mr. Oliver will serve as our Chief Executive Officer. We expect Mr. Oliver will continue to serve as Senior Executive Vice President and Chief Financial Officer of NCR until the completion of the spin-off, a role he has held since July 13, 2020. Mr. Oliver previously served as President and Chief Financial Officer of Spring Window Fashions, LLC, a consumer goods company, and a member of the company’s leadership team, from September 2019 to July 2020. In this role he focused on, among other things, aligning the company’s business portfolio and growth initiatives with its finance strategy. From 2011 to 2019, he served as Senior Vice President and Chief Financial Officer of the Goldstein Group Inc. (“GGI”), a privately held conglomerate, and its subsidiary, Alter Trading Corporation (“Alter”), a privately held metal recycler and broker company. Mr. Oliver also served as President during his last three months in his role at Alter. Before joining GGI and Alter, he was the Senior Vice President and Chief Financial Officer of MEMC Electronic Materials, Inc., a publicly held technology company (now SunEdison, Inc.), from 2009 to 2011, and Senior Executive Vice President and Chief Financial Officer of Metavante Technologies, Inc., a publicly held bank technology processing company, from 2007 to 2009. He also previously served as Vice President and Treasurer of Rockwell Automation, Inc. (“Rockwell Automation”), an industrial automation and digital transformation company, from 2005 to 2007. Before joining Rockwell Automation, he was Vice President for Investor Relations and Financial Planning at Raytheon Company. Mr. Oliver’s prior roles included a focus on transforming finance organizations to position companies for growth.

Paul J. Campbell. Paul J. Campbell will serve as our Chief Financial Officer. We expect Mr. Campbell will continue to serve as Vice President of Finance for NCR until the completion of the spin-off, a role he as held since 2019. In his current role at NCR, Mr. Campbell is responsible for supporting NCR’s self-service banking, digital banking, payments, and product services in finance. He actively participates in strategic review processes and external reviews as well as driving business improvements. He also supports key acquisitions and integration. Mr. Campbell joined NCR in 1989 and has provided over thirty years of financial leadership and executive business support to NCR, including many extensive assignments overseas. He initially performed internal process audits in the United Kingdom, then later served as a controller for NCR’s businesses in China and then later in Australia. Additionally, he previously served as the Sales Finance CFO for NCR’s Asia Pacific Sales for many years. In his role today, Mr. Campbell continues to leverage business intelligence and analytics to drive top and bottomline results. Mr. Campbell is a qualified member of the Charter Institute of Management Accountants.

Stuart Mackinnon. Mr. Mackinnon will serve as our Chief Operating Officer. We expect Mr. Mackinnon will continue to serve as Executive Vice President of Payments and Network Global Technology of NCR until the completion of the spin-off, a role he as held since August 2021. As Executive Vice President of Payments and Network Global Technology of NCR, Mr. Mackinnon is responsible for the strategy and implementation of NCR’s global ATM technology and operations, including ensuring around-the-clock operational status, performance monitoring, cash management, technical and call center support, and field operations. He is directly responsible for developing innovative technology solutions with a focus on efficiency and service. Before joining NCR in June 2021 in connection with the acquisition of Cardtronics, Mr. Mackinnon served as Executive Vice President of Technology and Chief Information Officer at Cardtronics, in which position he continued to serve through August 2021. He joined Cardtronics after the company acquired Columbus Data Services, the largest ATM processor in North America, where he held the position of President for five years. Mr. Mackinnon has also held senior technology roles at Threshold Financial Technologies and Choice Hotels in Canada.

Daniel Antilley. Mr. Antilley will serve as our Chief Security Officer and Cash Operations. We expect Mr. Antilley will continue to serve as Executive Vice President and Chief Security Officer of NCR until the completion of the spin-off, a role he held since August 2021. As Executive Vice President and Chief Security Officer of NCR, Mr. Antilley is responsible for the company’s global information security and technology risk strategies. He also oversees the company’s international programs for physical security, executive protection, risk management, critical incident response and management, disaster preparedness, and security background investigations. Mr. Antilley has extensive expertise in a wide array of information and physical security operations, emphasizing threat and vulnerability management, malware protection, and cyber forensics, primarily in retail banking. Before joining NCR in June 2021 in connection with the acquisition of Cardtronics, Mr. Antilley served as Chief Information and Security Officer and Executive Vice President of Global Operations at Cardtronics, in which position he continued to serve through August 2021. He also served in various security leadership roles at Bank of America, Genuity, Check Point Software Technologies, and the Texas Department of Housing and Community Affairs. He holds multiple patents for systems and methods related to information security risk assessment, including three information security patents from his time at Bank of America. Mr. Antilley holds a bachelor’s degree from Midwestern State University.

Patricia Watson. Ms. Watson will serve as our Chief Information & Technology Officer. We expect Ms. Watson will continue to serve as Executive Vice President and Chief Information Officer of NCR until the completion of the spin-off. She joined NCR in October 2022 to lead the Information & Technology team and oversee NCR’s global technology vision and roadmap. Ms. Watson specializes in technology, vendor and risk management, contract negotiation, supply chain direction and business continuity. Ms. Watson also chairs NCR’s Technology Leadership Council. The council’s goal is to invest in NCR’s world-class technology teams to enable 24/7/365 delivery of highly available, secure, market-leading products so NCR can transform, connect and run our customers’ technology platforms. Before joining NCR, Ms. Watson served as the President of Cloud Collaboration at Intrado Corporation for two years, where she led the business through a private equity sale process. She is the former Senior Executive Vice President and Chief Information Officer of Total System Services (TSYS), a role she held from 2015 until 2019 when Global Payments, Inc. acquired TSYS. Before joining TSYS, Ms. Watson served as Executive Vice President and Global Chief Information Officer for The Brink’s Company, and before that, Ms. Watson worked with Bank of America for more than 14 years in technology positions of increasing responsibility. She began her career with 10 years of service in the United States Air Force as an Executive Staff Officer, Flight Commander, Program Manager and Director of Operations. She is on the board of directors at Rockwell Automation, where she serves on the technology and compensation committees. Ms. Watson holds a bachelor’s degree in mathematics from St. Mary’s College in Notre Dame, Indiana and an MBA from the University of Dayton.

LaShawne Meriwether. LaShawne Meriwether is the designated Executive Vice President and Chief Human Resources Officer of NCR Atleos. In her role as Chief Human Resources Officer for NCR Atleos, she will be responsible for all aspects of human resources including the acquisition and development of talent, compensation and benefits programs and employee and labor relations. Before joining NCR, Ms. Meriwether served as the Chief Human Resources Officer for Jabil where she spent four years in various positions including leading human resources for a large business segment and leading global talent prior to be appointed to the Chief Human Resources Officer role. Before joining Jabil, she led Total Rewards for several companies including Exterran, Timberland, Tyco Electronics Products & Services and C&S Wholesale Grocers. She began her HR career with NCR in Dayton, Ohio in a compensation role where she was sent on an international assignment to lead C&B for the UK. Ms. Meriwether specializes in the tactics of future-proofing organizations through hands-on talent management strategies. She holds a bachelor’s degree in mathematics from Wright State University.

Directors

The following table sets forth information with respect to those persons who are expected to serve on NCR Atleos’s Board of Directors following the completion of the spin-off, and is followed by biographies of each such individual. Mr. Oliver’s biography is provided above under the heading “Executive Officers.” The NCR Board of Directors will continue to evaluate the composition of the future NCR Atleos Board of Directors in order to reflect an appropriate mix of skills and experience, and additional individuals may be added to the NCR Atleos Board of Directors in the future. The information set forth below is as of July [●], 2023.

Name	Age	Title
Joseph E. Reece	61	Director and Chair of the Board
Timothy C. Oliver	54	Director and Chief Executive Officer
Odilon Almeida	62	Director
Mary Ellen Baker	65	Director
Mark W. Begor	64	Director
Michelle Frymire	57	Director
Frank Natoli	59	Director
Jeffry H. von Gillern	58	Director

Joseph E. Reece. Mr. Reece has been a Managing Partner of SilverBox Capital LLC, and its predecessors, (“SilverBox”), since 2015. SilverBox is an alternative investment manager operating across multiple platforms. Mr. Reece also served as a consultant to BDT & Company from October 2019 to November 2021. He previously served as Executive Vice Chairman and Head of UBS Securities, LLC’s (“UBS”) Investment Bank for the Americas from 2017 to 2018 and was also Co-Head of Risk. Prior to working at UBS, Mr. Reece worked at Credit Suisse from 1997 to 2015, in roles of increasing responsibility, including serving as Global Head of Equity Capital Markets and Co-Head of Credit Risk. Mr. Reece’s prior experience includes practicing as an attorney for ten years, including at the law firm of Skadden, Arps, Slate, Meagher & Flom LLP and at the United States Securities Exchange Commission, where he ultimately served as Special Counsel to the Division of Corporation Finance. Mr. Reece currently serves as a member of the Board of Directors of Compass Minerals Inc., where he serves as its Chairman, and on the Board of Directors of Quotient Technology Inc. He previously served as a member of the Board of Directors of SilverBox Engaged Merger Corp I., UBS Securities, LLC, Atlas Technical Consultants, Inc. and its predecessor company, Boxwood Merger Corp., Del Frisco’s Restaurant Group, Inc., RumbleOn, Inc, CST Brands, Inc., and LSB Industries, Inc. Mr. Reece became a director of NCR and was appointed as independent Lead Director of NCR on November 4, 2022. Mr. Reece’s qualifications include his current and prior experience as a director of other public companies; his significant finance and investment experience; his broad industry experience; and his experience leading companies in operational and financial and strategic matters.

Odilon Almeida. Mr. Almeida most recently served as the President, Chief Executive Officer, and a member of the Board of Directors at ACI Worldwide (“ACI”), a $1.5 billion global software provider of mission-critical payment solutions with operations in over 80 countries. He held the position from March 2020 to November 2022. Prior to joining ACI, Mr. Almeida was an Operating Partner at Advent International, one of the world’s largest private equity funds with $54.3 billion in assets under management and over 345 investments across 41 countries. In this position, he worked alongside sector teams and management to support the development of businesses and generate higher sales and earnings at the portfolio companies. Previously, with a 17-year tenure at Western Union (“WU”), a global leader in cross-border and cross-currency money movement, Mr. Almeida advanced through increasingly significant general management and operating roles at WU including as President, Western Union Global Money Transfer, where he headed the company’s $5 billion consumer business in over 200 countries and territories. Before joining WU, Mr. Almeida was the Founder and Chief Executive Officer of the venture capital firm AddVenture inc., where he founded two start-up companies in Brazil. From 1998 to 2001, he was Chief Marketing Officer and Vice President, Digital Ventures at BankBoston International (currently Bank of America), where he designed and implemented new marketing and digital organizations in Latin America. Earlier in his career, he held marketing and operating positions at Coca-Cola and Colgate-Palmolive. Mr. Almeida previously served on the board of Millicom International Cellular SA, a leading provider of fixed and mobile telecommunications services in Latin America from 2015 to May 31, 2023. Mr. Almeida’s qualifications include his significant leadership and management experience; financial services industry experience and technology and innovation experience.

Mary Ellen Baker. Ms. Baker most recently served as Executive Vice President and Head of Business Services for Citizens Financial Group (Citizens Bank) from August 2016 to June 2022. She also served as a member of the executive committee while co-leading the bank’s multi-year transformation program focused on digitization, next-generation technology and deployment of advanced analytics. Prior to joining Citizens in 2016, Ms. Baker was an Executive Vice President at PNC Financial Services (“PNC”), where she was the interim Chief Technology Officer and the Executive Vice President of Enterprise Services. Prior to PNC, Ms. Baker spent ten years with Bank of America as a Senior Vice President in several executive roles including the Head of Consumer & Small Business Technology and Operations. Ms. Baker currently serves as a member of the Board of Directors of TimkenSteel Corp. Ms. Baker’s qualifications include her significant leadership and management experience; financial services industry experience and technology and innovation experience.

Mark W. Begor. Mr. Begor is Chief Executive Officer and a member of the Board of Directors of Equifax, Inc. (“Equifax”), a consumer credit reporting agency, a position he has held since April 2018. Prior to that he served as a Managing Director in the Industrial and Business services group at Warburg Pincus LLC (“Warburg Pincus”), a private equity firm, from 2016 to 2018. Prior to joining Warburg Pincus, Mr. Begor spent 35 years at General Electric Company (“GE”), most recently as President and Chief Executive Officer of GE’s energy management business from 2014 to 2016. Mr. Begor also served as Senior Vice President and a member of GE’s 30-person Corporate Executive Council and the GE Capital Board, and as a GE Officer for 19 years. He also served as a member of the Board of Directors of Fair Isaac Corporation from 2016 to 2018. Mr. Begor became a director of NCR on February 26, 2020 and served as independent Lead Director of NCR from April 20, 2021 to November 4, 2022. Mr. Begor’s qualifications include extensive leadership roles; his industry expertise; his current and prior experience as a director and committee member of other public companies.

Michelle Frymire. Ms. Frymire most recently served as Chief Executive Officer of CWT (formerly Carlson Wagonlit Travel), a leader in travel management technology, from May 2021 to May 2022, where she steered the company through the pandemic, driving the company’s global strategy and overseeing significant investment in the company’s product and technology platforms. As a travel management platform, CWT was heavily impacted by the COVID-19 pandemic and with the support of nearly all of its debt holders CWT filed a pre-packaged Chapter 11 bankruptcy on November 11, 2021, in the U.S. Bankruptcy Court for the Southern District of Texas. CWT’s plan of reorganization was approved by the Bankruptcy Court the following day, on November 12, 2021, and CWT was able to exit Chapter 11 on November 19, 2021. Prior to serving as Chief Executive Officer of CWT, Ms. Frymire served as president and Chief Financial Officer of CWT, in charge of global business strategy and transformation. Prior to joining CWT, Ms. Frymire was Chief Financial Officer for U.S. Risk Insurance Group, LLC, a privately owned specialty lines underwriting manager and wholesale broker, from 2017 to 2019. From 2015 to 2017, she served as Chief Financial Officer for Service King Collision Repair Centers, an auto body collision repair company. From 2009 to 2015, Ms. Frymire served in a variety of roles for The Service Master Companies, Inc., a residential and commercial services company, most recently as vice president, corporate FP&A and strategy, as well as Chief Financial Officer for TruGreen, a lawn and landscape service provider, from 2009 to 2013. From 2005 to 2009, Ms. Frymire was Chief Financial Officer, vacation ownership for Starwood Hotels & Resorts Worldwide, Inc., a former hospitality company. From 1998 to 2005, Ms. Frymire served in a variety of roles for Delta Air Lines, Inc., a global airline carrier, including vice president of finance, marketing, international, network and technology. From 1994 to 1998, she was managing director, financial planning, analysis and systems for Continental Airlines, a former global airline carrier. Ms. Frymire is currently on the board of directors for Cedar Fair, Sonder, and Spirit Realty Capital. Ms. Frymire’s qualifications include her extensive executive-level experience, including in the technology, travel and hospitality sectors and her extensive experience in finance and financial expertise.

Frank Natoli. Mr. Natoli currently serves as Chief Operating Officer of Associated Materials, LLC, a vertically integrated building products company with $1.6 billion in annual revenues. Prior to taking the current role, Mr. Natoli served as Chief Operating Officer at Springs Window Fashions LLC, a leading global provider of custom window coverings from 2020 to March 2023. Mr. Natoli joined Springs Window Fashions LLC in 2018 as Executive Vice President, Integrated Supply Chain. In this position, he led the company’s supply chain operations. He also managed the company’s manufacturing footprint as well as the supply chain, procurement, and quality functions. Prior to joining Springs Window Fashions LLC, Mr. Natoli was with Diebold Nixdorf, inc. (“Diebold”) for 13 years where he held a number of positions of increasing responsibility in technology, operations, transformation, and business process improvement. In 2018, Mr. Natoli served as Head of Operations for Diebold and oversaw their global manufacturing and supply chain. From 2012 to 2017, he was Executive Vice President and Chief Innovation Officer and led their global research and development organization, including Diebold’s global engineering, marketing, product management and technology groups. Prior to that, he worked as Vice President and Chief Technology Officer where he was responsible for leading the technology and engineering development group in creating products that meet customers’ needs. He also led support of the company’s service business to improve reliability and align technology with corporate strategies. Prior to that, he also served as Vice President of Operational Excellence and Vice President of Business Transformation. Before joining Diebold in 2005, Mr. Natoli spent 23 years in the automotive industry in engineering, manufacturing and operations roles. Mr. Natoli’s qualifications include his extensive executive-level experience and his industry expertise including in the financial services industry and bank technology processing.

Jeffry H. von Gillern. Mr. von Gillern currently serves as Vice Chairman of Technology and Operations Services for U.S. Bancorp and as a member of the Managing Committee of U.S. Bancorp, a position he has held since July 2010. In this role, he reports directly to the Chief Executive Officer and Chairman, and is responsible for a substantial annual investment portfolio of projects and leads a group of approximately 25,000 staff resources. In November 2022, it was announced Mr. von Gillern will retire from U.S. Bancorp in late 2023. Mr. von Gillern joined U.S. Bancorp in 2001 as Executive Vice President and he assumed the additional role of Chief Information Officer (“CIO”) in 2007 which he served until 2010. As CIO, he managed a number of important projects and led and supported numerous bank acquisitions, large scale technology upgrades and multiple complex portfolio conversions. Prior to joining U.S. Bancorp, he served as Chief Information Officer of IronPlanet, a leading online marketplace for selling and buying used construction equipment, trucks and government surplus from 2000 to 2001. Prior to that, he was a Senior Vice President at Visa International, where he spent 12 years. Mr. von Gillern was the Lead Director of ViewPointe LLC from 2010 until 2015, and was a Board Director of Syncada LLC from 2010 until 2014. Mr. von Gillern’s qualifications include his significant leadership and management experience; financial services industry experience and technology and innovation experience.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Corporate Governance Guidelines

The NCR Atleos Board of Directors is expected to adopt corporate governance guidelines (the “Corporate Governance Guidelines”) that will provide a framework for the effective governance of NCR Atleos. The Corporate Governance Guidelines will address significant corporate governance issues, including, among other things: the size and composition of the NCR Atleos Board of Directors; director independence; the leadership of the NCR Atleos Board of Directors; roles and responsibilities of the NCR Atleos Board of Directors; risk oversight; director compensation and stock ownership; committee membership and structure, meetings and executive sessions; and director selection, training and retirement. A copy of the Corporate Governance Guidelines will be available at our website at www.NCRAtleos.com.

Director Independence

The NCR Atleos Board of Directors, with input from the Committee on Directors and Governance, will annually determine whether each non-employee NCR Atleos Board of Directors member is considered independent under the NYSE’s independence standards and our corporate governance guidelines. At the time of the spin-off, our Corporate Governance Guidelines are expected to adopt the definition of independence described in the director independence requirements for New York Stock Exchange listed companies. In doing so, the NCR Atleos Board of Directors will take into account certain factors listed in the Corporate Governance Guidelines and such other factors as it may deem relevant. A majority of our board will be comprised of independent directors upon completion of the spin-off.

Leadership Structure

Under our Corporate Governance Guidelines, the NCR Atleos Board of Directors shall appoint a Chair of the NCR Atleos Board of Directors and the NCR Atleos Board of Directors will not have a guideline on whether the role of Chair will have to be held by a non-employee or independent director. Also under our Corporate Governance Guidelines, in the event the positions of Chair of the Board and Chief Executive Officer are held by the same person or if the Chair is a management employee or a non-independent director, the independent directors of the NCR Atleos Board of Directors will select a Lead Director from the independent directors. Additionally, if the positions of Chair of the NCR Atleos Board of Directors and Chief Executive Officer are held by the same person or if the Chair is a management employee or a non-independent director, the roles of the Chair and the independent Lead Director will be as set forth in Exhibit B to the Corporate Governance Guidelines. Further, if the NCR Atleos Board of Directors has appointed an independent director as Chair of the Board and has not appointed an independent Lead Director, the Chair shall assume the roles of both the Chair and Lead Director, as appropriate and reasonable. The independent Lead Director, if any, will have a prominent role in NCR Atleos’s oversight, with broad purview and responsibilities to counterbalance and complement the role of the Chair, should they be a non-independent director.

Role of the NCR Atleos Board of Directors in Risk Oversight

The NCR Atleos Board of Directors is expected to take an active role in risk oversight related to NCR Atleos both as a full board and through its committees, each of which will have primary risk oversight responsibility with respect to all matters within the scope of its duties as contemplated by its charter. In addition, the Audit Committee of the NCR Atleos Board of Directors (the “Audit Committee”) is expected to have primary responsibility for overseeing the assessment of operational, financial, cybersecurity, legal, regulatory, strategic, ESG and reputational risks and the Company’s general risk management programs. While NCR Atleos’s management will be responsible for the day-to-day management of the various risks facing NCR Atleos, the NCR Atleos Board of Directors, both as a full board and through its committees, will be responsible for monitoring management’s actions and decisions. As a part of its oversight responsibilities, the NCR Atleos Board of Directors and, in particular, the Audit Committee, will regularly monitor management’s processes for identifying and addressing areas of material risk to NCR Atleos, including operational, financial, cybersecurity, legal, regulatory, strategic, ESG and reputational risks. In doing so, the NCR Atleos Board of Directors and the Audit Committee will receive regular assistance and input from the other committees of the NCR Atleos Board of Directors, as well as regular reports from members of senior management.

Selection of Nominees for Directors

The Committee on Directors and Governance and our other directors will be responsible for recommending nominees for membership to the NCR Atleos Board of Directors. The director selection process will be described in detail in the Corporate Governance Guidelines. In determining candidates for nomination, the Committee on Directors and Governance will seek the input of the Chair of the NCR Atleos Board of Directors and the Chief Executive Officer of NCR Atleos, and, in the event the positions of Chair of the NCR Atleos Board of Directors and Chief Executive Officer are held by the same person, the independent Lead Director, and will consider individuals recommended for membership of the NCR Atleos Board of Directors by NCR Atleos’s stockholders. In addition, periodically the NCR Atleos Board of Directors may engage a third-party search firm to assist to identify candidates who have desired experience and expertise, and meet the qualification guidelines set forth in the Corporate Governance Guidelines. The Corporate Governance Guidelines will include qualification guidelines for directors standing for re-election and new candidates for membership on the NCR Atleos Board of Directors. All candidates will be evaluated by the Committee on Directors and Governance using these qualification guidelines and any other factors the Committee on Directors and Governance deems relevant.

Stockholders wishing to recommend individuals for consideration as directors must contact the Committee on Directors and Governance by writing to NCR Atleos’s Corporate Secretary. Recommendations by stockholders that are made in this manner will be evaluated in the same manner as other candidates. Stockholders wishing to nominate directors for inclusion in NCR Atleos’s proxy statement pursuant to the proxy access provisions in NCR Atleos’s bylaws, or to otherwise nominate directors for election at NCR Atleos’s annual meeting of stockholders, must follow the procedures described in NCR Atleos’s bylaws.

Board Committees

Effective upon the completion of the spin-off, the NCR Atleos Board of Directors is expected to have three standing committees: an Audit Committee, a Compensation and Human Resource Committee and a Committee on Directors and Governance. The principal functions of each committee are briefly described below. We intend to comply with the listing requirements and other rules and regulations of the NYSE, as amended or modified from time to time, with respect to each of these committees and each of these committees will be comprised exclusively of independent directors. Additionally, the NCR Atleos Board of Directors may, from time to time, establish other committees to facilitate the board’s oversight of management of the business and affairs of NCR Atleos.

Audit Committee

The Audit Committee will be the principal agent of the NCR Atleos Board of Directors in overseeing: (i) the quality and integrity of NCR Atleos’s financial statements; (ii) the independence, qualifications, engagement and performance of NCR Atleos’s independent registered public account firm; (iii) the performance of NCR Atleos’s Internal Audit Department; (iv) the integrity and adequacy of internal controls; (v) the quality and adequacy of disclosures to stockholders; and (vi) the assessment of operational, financial, cybersecurity, legal, regulatory, strategic, ESG and reputational risks and the Company’s risk management programs. Among other things, the Audit Committee will also:

•	select, evaluate, set compensation for and, where appropriate, replace NCR Atleos’s independent registered public accounting firm;

•	pre-approve all audit and non-audit services provided to NCR Atleos by its independent registered public accounting firm;

•	review and discuss with NCR Atleos’s independent registered public accounting firm its services and quality control procedures and NCR Atleos’s critical accounting policies and practices;

•	regularly review the scope and results of audits performed by NCR Atleos’s independent registered public accounting firm and internal auditors;

•	prepare the report required by the SEC to be included in NCR Atleos’s annual proxy statement;

•	meet with management to review the adequacy of NCR Atleos’s internal control framework and its financial, accounting, reporting and disclosure control processes;

•	review NCR Atleos’s periodic SEC filings and quarterly earnings releases;

•	discuss with NCR Atleos’s Chief Executive Officer and Chief Financial Officer the procedures they follow to complete their certifications in connection with NCR Atleos’s periodic filings with the SEC;

•

discuss management’s plans with respect to the Company’s major operational, financial, cybersecurity, legal, regulatory, strategic, ESG and reputational risks and the steps management has taken to monitor and control such exposures;

•	review NCR Atleos’s compliance with legal and regulatory requirements; and

•

review the effectiveness of the Internal Audit function, including compliance with the Institute of Internal Auditors’ International Professional Practices Framework for Internal Auditing consisting of the Definition of Internal Auditing, Code of Ethics and the Standards.

Compensation and Human Resource Committee

The Compensation and Human Resource Committee (“CHRC”) will provide general oversight of NCR Atleos’s management compensation philosophy and practices, benefit programs and strategic workforce initiatives, and leadership development plans. In doing so, the CHRC will review and approve executive officer total compensation goals, objectives and programs, and the competitiveness of total compensation practices. Among other things, the CHRC will also:

•	evaluate executive officer performance levels and determines their base salaries, incentive awards and other compensation;

•	discuss its evaluation and compensation determinations for the Chief Executive Officer at NCR Atleos Board of Directors executive sessions;

•	review executive compensation plans and recommends them for the NCR Atleos Board of Directors approval;

•	oversee our compliance with SEC and NYSE compensation-related rules;

•	review and approve executive officer employment, severance, change in control and similar agreements/plans;

•	review management proposals for significant organizational changes;

•	annually assess compensation program risks; and

•	oversee management succession and development.

The CHRC may delegate its authority to NCR Atleos’s Chief Executive Officer and/or other appropriate delegates to make equity awards to individuals (other than executive officers) in limited instances.

Committee on Directors and Governance

The Committee on Directors and Governance (the “CODG”) will be responsible for reviewing the corporate governance practices and procedures of the NCR Atleos Board of Directors, including the review and approval of each related party transaction under NCR Atleos’s Related Transaction Policy (unless the CODG determines that the approval or ratification of such transaction should be considered by all of the disinterested members of the NCR Atleos Board of Directors), and NCR Atleos’s ethics and compliance program. Among other things, the CODG will also:

•

recommend to the NCR Atleos Board of Directors the principles of director compensation and compensation to be paid to directors, and review and make recommendations to the NCR Atleos Board of Directors concerning director compensation;

•

review the composition of the NCR Atleos Board of Directors and the qualifications of persons identified as prospective directors, recommend the candidates to be nominated for election as directors, and, in the event of a vacancy on the NCR Atleos Board of Directors, recommend any successors;

•	recommend to the NCR Atleos Board of Directors the assignment of directors to various committees of the NCR Atleos Board of Directors;

•	recommend criteria and process to assess the NCR Atleos Board of Directors’ performance, and conduct an evaluation of the NCR Atleos Board of Directors based on such criteria;

•

review NCR Atleos’s charter, bylaws and Corporate Governance Guidelines, including the Director Qualification Guidelines and independence standards, and make any recommendations for changes, as appropriate; and

•	monitor compliance with independence standards established by the NCR Atleos Board of Directors.

The CODG will be authorized to engage consultants to review NCR Atleos’s director compensation program.

Code of Business Conduct and Ethics

Prior to the completion of our spin-off from NCR, we will adopt a Code of Conduct that applies to our directors, officers, and employees. The Code of Conduct will set forth standards designed to uphold NCR Atleos’s values. All NCR Atleos’s employees will be required to complete Code of Conduct training during the onboarding period. All employees will be required to complete annual refresher Code of Conduct training. The Code of Conduct training will be revised annually, taking into account the prior year’s compliance matters and the NCR Atleos’s compliance risks. NCR Atleos will institute an ethics and compliance program (“Ethics and Compliance Program”) that will be responsible for managing the NCR Atleos’s adherence to the Code of Conduct. Further, NCR Atleos’s Chief Ethics & Compliance Officer will oversee investigations pertaining to fraud, conflicts of interest, violations of laws, and other similar matters, and reports on those activities to one or more committees of the NCR Atleos Board of Directors. NCR Atleos will make a copy of the Code of Conduct available on its website at www.NCRAtleos.com.

Compensation Committee Interlocks and Insider Participation

During NCR Atleos’s fiscal year ended 2022, NCR Atleos was not yet incorporated for the full fiscal year, was not an independent company and did not have a Compensation and Human Resource Committee or any other committee serving a similar function. Decisions as to the compensation of those who will serve as NCR Atleos executive officers were made by NCR, as described in the section of this information statement entitled “Compensation Discussion and Analysis.”

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

NCR Atleos is currently a wholly owned subsidiary of NCR, and NCR’s senior management and NCR’s Compensation and Human Resource Committee (the “NCR CHRC”) determined NCR Atleos’s past compensation for its management members who were employed by NCR prior to the spin-off, including those individuals who are its named executive officers (or “NEOs”). The NEOs of NCR Atleos will be: (i) Timothy Oliver, (ii) Paul J. Campbell, (iii) Stuart Mackinnon, (iv) Daniel Antilley and (v) Patricia Watson.

This Compensation Discussion and Analysis describes the historical compensation philosophy, policies and practices of NCR, including in respect of its NEOs, and outlines certain aspects of NCR Atleos’s anticipated go forward compensation structure for NCR Atleos’s NEOs. Prior to the separation, NCR will make appropriate compensation decisions and establish the preliminary compensation philosophy, principles and program design which will be reviewed and adjusted by NCR Atleos’s Compensation and Human Resource Committee after the spin-off to ensure the program design is appropriately aligned with NCR Atleos’s strategy and to remain market competitive. Because NCR Atleos is currently part of NCR and not an independent company, NCR Atleos’s Compensation and Human Resource Committee has not yet been constituted.

Compensation Philosophy and Committee Role

NCR’s executive compensation program rewards executives for achieving and exceeding NCR’s strategic business and financial goals in furtherance of stockholder interests. The NCR CHRC accomplishes this by generally linking executive compensation to NCR’s company-wide metrics and operational results for areas that each member of NCR’s executive team directly controls. The NCR CHRC regularly evaluates the elements of the NCR program to ensure that they appropriately align executive pay with NCR’s performance, reflect the feedback shared by its stockholders, and are consistent with both NCR and stockholder short-term and long-term goals given the dynamic nature of NCR’s business and the markets where NCR competes for talent. The NCR CHRC annually approves the design of NCR’s executive compensation program, performance objectives, specific goals, results, compensation levels and final compensation for NCR’s named executives. For more details on the materials and data considered by the NCR CHRC in establishing its 2022 executive compensation program, including a description of NCR’s peer group for compensation purposes, see “– Process for Establishing 2022 Compensation” below.

Going Forward: NCR Atleos expects the emphasis of its executive compensation philosophy to continue to be pay for performance.

Process for Establishing 2022 Compensation

The NCR CHRC has the sole authority to establish compensation levels for NCR’s named executives. When making compensation decisions, the NCR CHRC carefully examines:

•	External Market Analysis – Peer Group and Survey Data – including reports by the NCR CHRC’s independent compensation consultant on peer group member pay data and external market surveys;

•	Internal Compensation Analysis – Tally Sheets and Internal Equity – including management reports on comparable internal compensation levels and compensation history; and

•	Recommendations – from certain members of management concerning compensation for named executives in the limited circumstances noted below.

External Market Analysis

When determining salary and target annual incentive and long-term incentive opportunities, the NCR CHRC evaluates broad-based survey and proxy data prepared by its independent compensation consultant, considers key business decisions that can impact compensation, and reviews a competitive pay range. The NCR CHRC retains the flexibility to make adjustments to compensation opportunities that respond to market conditions, grant rate, promotions, individual performance and internal equity.

Compensation Peer Group. The NCR CHRC reviews NCR’s compensation peer group annually with its independent compensation consultant and makes changes to the group, as needed. This review includes ensuring the suitability of the peer group for gauging the competitiveness of NCR’s pay levels and practices and reviewing NCR’s relative dilution when developing the aggregate annual budget for equity compensation awards.

The unique combination of industries represented by NCR’s core business creates challenges in identifying comparable companies for executive compensation analysis. NCR selects its peer group by examining other companies in terms of industry, size and recruiting in NCR’s Global Industry Classification Standard (“GICS”) industry group that are in the software and services or technology hardware industries, and are of reasonably similar size based primarily on annual revenues. NCR also considers other companies outside its GICS industry group where NCR competes for talent.

Final 2022 Peer Group. The NCR CHRC carefully reviewed its 2021 peer group, and with the advice of its independent compensation consultant, continued in 2022 to use the same peer group approved for 2021 for purposes of benchmarking NCR’s executive compensation program:

ACI Worldwide (ACIW)	Gen Digital, Inc. (GEN)	Paychex (PAYX)
Black Knight (BKI)	Global Payments (GPN)	Sabre (SABR)
Citrix Systems (CTXS)	Intuit (INTU)	Seagate Technology (STX)
Diebold Nixdorf (DBD)	Juniper Networks (JNPR)	ServiceNow (NOW)
Fidelity National Information Services (FIS)	Keysight Technologies (KEYS)	Western Digital (WDC)
Fiserv (FISV)	NetApp (NTAP)	Xerox Holdings (XRX)

External Market Surveys. The NCR CHRC reviewed a comprehensive analysis and assessment prepared by its independent compensation consultant, which showed the competitive position of NCR’s named executives’ pay mix and levels compared to the marketplace using a combination of survey data provided by NCR as well as proxy data from its peer group for the CEO and CFO positions. Market survey data includes surveys concentrated on companies in both general and high-tech industries, which encompasses NCR’s competitors for talent. The broad-based surveys give the NCR CHRC access to market data for numerous companies under a consistent methodology to assist NCR’s understanding of market trends and practices. For 2022, the Willis Towers Watson Executive Compensation Survey was used, which included data on corporate-wide roles for general industry and high-tech companies. The NCR CHRC considers a market competitive range when setting compensation and retains flexibility to set compensation above or below the range based on individual considerations.

Internal Compensation Analysis – Tally Sheets and Internal Equity

Tally Sheets. At each regular NCR CHRC meeting considering compensation changes, the NCR CHRC reviews comprehensive internal tally sheets showing the total compensation opportunity provided to each of NCR’s named executives over a three-year period. The tally sheets allow the NCR CHRC to review the degree to which historic, current and projected compensation, including unvested equity awards, support NCR’s pay for performance philosophy and retention objectives. The NCR CHRC uses the data in the tally sheets to assess actual and projected compensation levels. In addition, the tally sheets are used to compare year-over-year compensation as part of the process of establishing competitive compensation levels for the following year.

Internal Equity. The NCR CHRC also reviews internal reports on named executive salaries and incentive plan targets compared to internal peers. To maintain a fair balance throughout the executive level at NCR, the NCR

CHRC strives for a level of consistency in compensation. Differences in compensation are based on degree of judgment associated with and the strategic nature of particular executive roles, as well as individual performance measured both quantitatively and qualitatively.

Recommendations

In 2022, the NCR CHRC also considered recommendations from NCR’s CEO, Executive Chair, COO, and Chief Human Resources Officer when establishing compensation levels for named executives other than the CEO and the Executive Chair. No member of management other than the Executive Chair participates in NCR CHRC discussions about CEO compensation. No member of management provides recommendations or participates in discussions regarding his or her own compensation.

For our named executive officers who were employed by NCR, other than Mr. Oliver, compensation was determined by management in accordance with individual performance and departmental objectives.

Going Forward: NCR Atleos anticipates that the process for setting NCR Atleos’s executive officer compensation will generally be similar to the process used by NCR. Like at NCR, NCR Atleos’s Compensation and Human Resource Committee will seek input from the independent directors on the NCR Atleos Board of Directors, NCR Atleos’s Chief Executive Officer and its independent compensation consultant. Since NCR Atleos will operate on the same fiscal calendar as NCR, NCR Atleos expects the timeline used for making decisions surrounding compensation will be similar to that of NCR. NCR has engaged Farient Advisors, LLC, on NCR Atleos’s behalf, to assist in designing NCR Atleos’s anticipated executive compensation program. Following the spin-off, NCR Atleos’s Compensation and Human Resource Committee is expected to retain its own consultant to advise it in its compensation planning decisions. Concerning pay mix, NCR Atleos anticipates that a significant majority of compensation will be “at risk.” This “at-risk” pay will likely be in the form of annual and long-term incentives. To determine executive pay levels, NCR Atleos will develop a peer group with enough companies to allow for a robust assessment of the market for executive talent within NCR Atleos’s industry. NCR Atleos also anticipates it will utilize published survey data.

Compensation Program Elements

The following describes the elements of NCR’s 2022 executive compensation program established by the NCR CHRC for NCR’s named executives, as well as the payouts earned and funded under the program for its named executives. The compensation awarded to the NEOs in 2022 reflected NCR’s financial performance and their individual performance against strategic goals.

2022 Salaries

The NCR CHRC endeavors to set salaries at a level competitive with NCR’s peer group. This helps NCR attract and retain top quality executive talent, while keeping overall fixed costs at a reasonable level.

Going Forward: NCR Atleos’s Compensation and Human Resource Committee will determine the salaries of NCR Atleos’s executive officers. In making these determinations, NCR Atleos expects that it will consider factors such as the responsibilities of the executives post-spin-off and market data for similar positions at peer companies.

2022 Annual Incentive Plan

NCR’s 2022 Annual Incentive Plan (“AIP”) established pursuant to the Second Amended and Restated NCR Management Incentive Plan (“MIP”) is an annual short-term cash incentive plan designed to promote the attainment of the 2022 NCR Financial Plan, and reward achievement of organizational objectives and effective collaboration across teams. The NCR CHRC established annual target bonuses for NCR’s named executives based on market pay ranges and positioning within the senior leadership team. The 2022 target AIP opportunities for NCR’s NEOs remained the same as in 2021. Messrs. Mackinnon and Antilley and Ms. Watson each also participated in the 2022 Annual Incentive Plan.

2022 Annual Incentive Plan Metrics

Awards under NCR’s 2022 Annual Incentive Plan are determined by the achievement of corporate and strategic goals that tie payouts directly to key measures of NCR’s overall performance. NCR’s AIP metrics and goals strongly link stockholder and executive interests, support NCR’s strategic business objectives, including non-financial environmental, social and governance (ESG) goals and customer satisfaction (NPS) goals.

For purposes of NCR’s 2022 Annual Incentive Plan, metrics are defined as follows:

•

“Adjusted EBITDA” is defined as NCR’s GAAP net income (loss) from continuing operations attributable to NCR plus interest expense, net; plus income tax expense (benefit); plus depreciation and amortization; plus stock-based compensation expense; plus other income (expense); plus pension mark-to-market adjustments, pension settlements, pension curtailments and pension special termination benefits and other special items, including amortization of acquisition-related intangibles and transformation and restructuring charges (which includes integration, severance and other exit and disposal costs), among others. The special items are considered non-operational so are excluded from the Adjusted EBITDA metric utilized by our management in evaluating segment performance and are separately delineated to reconcile back to total reported income (loss) from continuing operations attributable to NCR. This format is useful to investors because it allows analysis and comparability of operating trends. It also includes the same information that is used by NCR management to make decisions regarding the segments and to assess our financial performance. Refer to the table in the Supplementary Non-GAAP Information section of the 2023 NCR proxy statement for the reconciliations of net income (loss) from continuing operations attributable to NCR (GAAP) to Adjusted EBITDA (non-GAAP).

•

“AIP Revenue” equals NCR’s GAAP revenue, adjusted to exclude any material unplanned mergers and acquisitions activity during 2022 and the revenue impact of the shift to recurring versus the 2022 budgeted value of $207M. Shift to recurring is defined as eliminating the net impact of the shift to recurring revenue by treating all new contracts as if they would have been accounted for as revenue upfront during the year of signing in accordance with prior practice versus the amount to be recognized during the year of signing on a recurring revenue basis. Further adjusted as determined in the sole discretion of the Committee.

•	“ESG” means environmental, social and governance.

•	“NPS” means NCR’s Net Promoter Score.

Annual Incentive Plan Payout for 2022

The AIP EBITDA achieved by NCR for 2022 was $1.367 billion, which was below the threshold AIP Objective of $1.412 billion as shown in the table below (with each amount shown after constant currency and other NCR CHRC -approved adjustments). This resulted in 0% funding for the AIP EBITDA objective under the 2022 Annual Incentive Plan.

AIP EBITDA continues to be NCR’s primary financial performance objective and key corporate compensation metric, but the weighting was reduced from 100% in 2021 to 55% in 2022 in order to provide for other measures that the NCR CHRC considered important to NCR’s strategy.

New for 2022, the NCR CHRC adopted an “Annual Incentive Plan Revenue” metric as an additional corporate financial goal weighted 25%. The addition of this metric directly addresses stockholder input and further differentiates the goals NCR uses for its annual and long-term incentives.

In addition, for 2022 the NCR CHRC incorporated Stakeholder Metrics comprised of Environmental, Social and Governance Goals and Net Promoter Score as independent, stand-alone metrics, each weighted 10%, as opposed to a modifier as in 2021. These metrics were designed to measure the ability of NCR’s executives to address ESG concerns raised by its main stakeholders, as well as NPS which is a critical measure of success for NCR’s business.

ESG objectives for 2022 included four categories, each weighted 2.5% out of the total 10% weighting for ESG:

•	Social Workforce - eNPS score

•	Social - Sustainability Accounting Standards Board Disclosure

•	Data Privacy / Security - BitSight Score

•	Environmental - Disclosure and targeted reduction of NCR’s Greenhouse Gas (GHG) Emissions

The AIP Revenue achieved by NCR for 2022 was $7.821 billion, which was above the threshold AIP objective of $7.469 billion (with each amount shown after constant currency and other NCR CHRC-approved adjustments noted with respect to the definition of this metric). However, the AIP Revenue objective did not apply since the AIP EBITDA funding gate was not met.

Three of the four Stakeholder Metrics were achieved at either target or above target performance. However, the Stakeholder Metric results did not apply since the AIP EBITDA funding gate was not met.

While the other AIP objectives were met or exceeded in 2022, since the AIP EBITDA funding gate did not exceed threshold performance, the AIP objectives resulted in an earned payout of 0% of target as shown in the chart below.

2022 AIP Objectives and Performance Results

AIP Objective	Weight	Modifier Range			Performance Result	Potential Funding Based on Performance Results		Net Funding Amount
		Threshold (50% Earned)	Target (100% Earned)	Maximum (200% Earned)
AIP EBITDA	55%	$1,412M	$1,485M	$1,622M	$1,367M	0%		0%
AIP Revenue	25%	$7,469M	$7,916M	$8,364M	$7,821M	89%		0%
ESG	10%	Below Expectations	Achieve Expectations	Exceed Expectations	Achieved Expectations(1)	0	%(2)	0%
NPS	10%	0% Increase from 2021	8.3% Increase from 2021	16.7% Increase from 2021	8.3% Increase from 2021	100%		0%

(1)	Three (3) of four (4) ESG AIP objectives achieved or exceeded expectations in 2022.
(2)	Threshold results must be met on all four (4) ESG AIP objectives for funding to occur.

Going Forward: NCR Atleos expects that its NEOs will receive a portion of their compensation in the form of “at-risk” pay. NCR Atleos anticipates that it will have an annual cash incentive plan established pursuant to the NCR Atleos Management Incentive Plan, a form of which is filed as an exhibit to our registration statement on Form 10 of which this information statement is a part, that will reward NCR Atleos’s NEOs based on the satisfaction of a combination of corporate financial metrics and operational goals, as established by NCR

Atleos own Compensation and Human Resource Committee. NCR Atleos anticipates that each NEO will have a target annual incentive payment. The NCR Atleos Management Incentive Plan is expected to be substantially comparable to NCR’s MIP, although the specific parameters of the annual cash incentive plan established pursuant to the NCR Atleos Management Incentive Plan may be different than those described above for NCR.

2022 Long-Term Incentive Program

The Long-Term Incentive Program (“LTIP”) directly aligns a large portion of the total compensation of NCR’s named executives with NCR’s performance and changes in stockholder value. In direct response to stockholder feedback, the NCR CHRC granted 100% of NCR’s 2022 LTI award value for named executives in the form of performance-based RSUs (PBRSUs). New for 2022, the NCR CHRC adopted a rTSR metric for PBRSUs (40% weighting). These rTSR RSUs can only be earned if rigorous rTSR performance conditions are met by achieving above market goals for target and maximum awards. For the remaining 60% of NCR’s 2022 PBRSU award value, NCR continued to use the LTI Recurring Revenue and LTI EBITDA metrics, which continue to be key indicators of NCR’s strategic execution, foundational to its long-term success, and supported by its stockholders. Messrs. Mackinnon and Antilley participated in this program in 2022 and Ms. Watson received a sign-on award of time-based RSUs in connection with her hire.

2022 Performance-Based RSUs

As in prior years, PBRSUs based on LTI EBITDA and LTI Recurring Revenue with a three-year performance period from January 1, 2022 through December 31, 2024 were awarded to all named executives of NCR in February 2022. The final earned award can range from 0% to 200% of the target RSUs, based on NCR’s achievement of the performance metrics. RSUs earned from achieving performance goals will cliff-vest on the three-year anniversary of the grant date, generally subject to continued service with NCR through that date.

The NCR CHRC set rigorous performance targets for NCR’s PBRSUs based on an evaluation of various factors such as corporate strategy, alignment with stockholder interests, corporate responsibility, NCR’s annual financial plan, NCR’s performance history, and industry outlook. For the 2022—2024 performance cycle, the NCR CHRC -adopted threshold, target, and maximum funding levels for the PBRSU objectives which, if achieved, would result in funding at 50%, 100%, and 200%.

LTI Recurring Revenue- and LTI EBITDA-based RSUs may be earned based on the following terms:

•	Progress against LTI Recurring Revenue and LTI EBITDA metrics will be measured annually and interpolated between discrete points

•	In each successive year, the baseline is reset with prior year’s actual results and increased using specified levels of growth

•	Each individual year’s payout calculation would range from 0%-200% of target payout based on performance

•	Final payout will be calculated as the average of the three (3) individual year’s performance payout measurements, ranging from 0%-200% of target payout

In February of 2022, the CHRC awarded rTSR RSUs to certain NCR executives. These rTSR RSUs may be earned based on the performance of the TSR of NCR common stock relative to the S&P MidCap 400 Value Index, over the performance period between February 25, 2022 and December 31, 2024. This index tracks the investment results of similarly sized U.S public companies and of which NCR is a constituent.

FY22-24	rTSR Percentile Achieved Relative to S&P MidCap 400 Value Index		Payout (% of Target)(1)
Maximum	≥ 80	th%ile	200%
Target	55	th%ile	100%
Threshold	25	th%ile	50%
< Threshold	< 25	th%ile	0%

(1)	Interpolate for performance between discrete points.

The rTSR-based RSUs may be earned based on the following terms:

•	Shares are earned if the NCR achieves >25th percentile rTSR with the percent of target payout based on an interpolation between discrete points up to 200%.

•	An absolute rTSR governor caps awards at Target unless absolute TSR is greater than or equal to 0%.

Going Forward: NCR Atleos also anticipates that executives will receive annual grants of NCR Atleos equity as part of their compensation. Under the NCR Atleos 2023 Stock Incentive Plan, a form of which is filed as an exhibit to our registration statement on Form 10 of which this information statement is a part, NCR Atleos’s Compensation and Human Resource Committee will have the discretion to award equity in a variety of forms.

Other Benefits and Perquisites

Like NCR’s other full-time salaried U.S. employees, the named executives (including Messrs. Mackinnon and Antilley and Ms. Watson) participate in a variety of 401(k) and health and welfare benefit programs designed to attract, retain and motivate NCR’s workforce and keep us competitive with other employers. NCR’s 401(k) plan encourages employees to save and prepare financially for retirement. Health and welfare and paid time-off benefits help NCR’s workforce stay healthy, focused and productive.

NCR’s named executives and each of Messrs. Mackinnon and Antilley and Ms. Watson are eligible for other limited benefits that the NCR CHRC considers reasonable and appropriate under NCR’s executive compensation philosophy. These benefits, which do not represent a significant portion of the named executives’ total compensation, are intended to attract and retain highly qualified talent, minimize distractions from critical NCR business and protect the health, safety and security of NCR’s key executives. These perquisites may include financial counseling, executive medical exams, relocation benefits, and the incremental expense to NCR of certain executive’s personal use of corporate aircraft. The NCR CHRC prohibits all tax reimbursements (or tax gross-ups) with the exception of those provided in connection with relocations required by NCR, which are generally also provided to non-executive employees. Financial counseling and executive medical exam perquisites have been discontinued by the CHRC for all new executives, including Ms. Watson (who joined NCR in 2022).

Severance Benefits – Standard Severance and Change in Control (CIC) Severance

Change in Control (CIC) Severance Benefits

NCR maintains a Change in Control Severance Plan for its senior executive team, including Messrs. Mackinnon and Antilley and Ms. Watson. Under this plan, NCR would pay only “double-trigger” separation benefits, that is, benefits would pay out only if both a change in control occurs and employment ends in a qualifying termination. There are no tax gross-ups under the Change in Control Severance Plan for any named executives.

Amounts payable are based on executive “Tier” level, and payment is conditioned on the executive signing a restrictive covenant and release agreement with confidentiality and eighteen-month non-competition and non-solicitation provisions. Under the Change in Control Severance Plan, if NCR terminates the employment of an eligible named executive for reasons other than “cause,” death or disability, or if the executive resigns for “good reason” within two years after a Change in Control (or within six months before a Change in Control, if the executive can show that the termination occurred in connection with a Change in Control), then NCR or its successor must provide these benefits:

•

A lump sum equal to 300 percent of annual salary and target bonus under the Annual Incentive Plan for Tier I executives, and 200 percent of annual salary and target bonus under the Annual Incentive Plan for Tier II executives;

•	A lump sum equal to a pro rata portion of the current year target bonus under the Annual Incentive Plan (prorated based on days of service in the performance period);

•

Three years of medical, dental and life insurance benefits for the executive and dependents at the level in effect at termination for Tier 1 executives, and two years of these benefits for Tier II executives; and

•	One year of outplacement assistance.

“Cause” generally means the willful and continued failure to perform assigned duties or the willful engaging in illegal or gross misconduct that materially injures NCR.

“Good reason” generally means: (i) reduction in duties or reporting requirements; (ii) reduction in salary; (iii) failure to pay incentive compensation when due; (iv) reduction in target or maximum incentive opportunities; (v) failure to continue the equity award or other employee benefit programs; (vi) relocation of an executive’s office over forty miles; or (vii) successor’s failure to assume the Change in Control Severance Plan.

“Change in Control” generally means any of the following: (i) third party acquisition of 30% or more of NCR’s stock; (ii) a change in NCR’s Board members such that the current incumbents and approved successors no longer make up a majority; (iii) a reorganization, merger, consolidation or sale or other disposition of substantially all of our assets in which any of the following is true—the stockholders of NCR immediately before the change in control do not hold at least 50% of the combined enterprise, there is a 30%-or-more stockholder of the combined enterprise (other than as a result of conversion of the stockholder’s pre-combination interest in NCR), or NCR’s Board members (immediately before the combination) do not make up a majority of the board of the combined enterprise; or (iv) stockholder approval of a complete liquidation.

NCR Atleos’s Change in Control Severance Plan, a form of which is filed as an exhibit to our registration statement on Form 10 of which this information statement is a part, is expected to be substantially comparable to NCR’s Change in Control Severance Plan described above.

Standard Severance Benefits (Non-CIC)

NCR provides its key executives, including Messrs. Oliver, Mackinnon and Antilley and Ms. Watson, reasonable severance benefits to ensure that NCR remains competitive with other employers, and to help NCR attract and retain top talent. NCR’s Executive Severance Plan provides certain severance benefits in the event employment ends in a qualifying termination not connected to a change in control. Under this plan, if a named executive’s employment is terminated by NCR without cause (other than as a result of death or disability as defined in the Executive Severance Plan), NCR provides the executive a lump sum equal to one and a half times (1.5x) salary plus target bonus (as defined in the Executive Severance Plan) for Tier I executives, or one times (1x) salary plus target bonus for Tier II executives. Also, the named executives will receive up to eighteen months of “COBRA” medical, dental and vision coverage, and outplacement services under NCR’s outplacement program in effect on the termination date.

The NCR CHRC has affirmed its expectation that severance will not be paid under the Executive Severance Plan to named executives who voluntarily resign from service with NCR and no additional amounts will be paid under the Executive Severance Plan unless required to obtain additional covenants, transition services, or similar additional consideration determined to be proportionate and necessary and appropriate to protect the interests of NCR and its stockholders.

NCR Atleos’s Executive Severance Plan, a form of which is filed as an exhibit to our registration statement on Form 10 of which this information statement is a part, is expected to be substantially comparable to NCR’s Executive Severance Plan described above.

Stock Ownership Requirements

The NCR CHRC recognizes that executive stock ownership plays a critical role in aligning the interests of management with those of stockholders. NCR also believes that its most senior executives should maintain a significant personal financial stake in NCR to promote a long-term perspective in managing NCR’s business. For these reasons, NCR requires that its named executives own NCR common stock worth a guideline multiple of salary. Shares that count toward the guideline include shares owned personally, time-based RSUs, performance-based RSUs and performance share RSUs. Stock options do not count toward the guideline. Newly hired or promoted executives have five years to reach their guideline. The Table below shows NCR’s current guidelines.

Stock Ownership Guideline as a Multiple of Salary
Named Executive	Guideline
Chief Executive Officer	6
President & Chief Operating Officer	5
Senior Executive Vice President & Chief Financial Officer	4
Executive Vice President, President, Payments & Network, Head of Strategy and M&A	3

Going Forward: NCR Atleos’s Compensation and Human Resources Committee has not yet adopted executive stock ownership guidelines, but NCR Atleos expects that it will adopt such guidelines in order to increase executive stock ownership to align the interests of management and stockholders. Such stock ownership guidelines may be similar to the NCR guidelines described above.

Compensation Clawback Policy

NCR has a policy generally providing that short-term and long-term incentive awards provided to its executive officers, including the named executive officers, are subject to clawback (forfeiture or repayment), as directed by the NCR CHRC, if:

•	The payment, grant or vesting of the award was based on achieving financial results that were the subject of a restatement of NCR’s financials within three years; and

•

The NCR CHRC determines in its sole discretion that the executive officer’s negligence, fraud or misconduct caused or contributed to the need for the restatement, and that forfeiture or repayment is in the best interests of NCR and NCR’s stockholders.

If it is determined that the above conditions are met, then to the full extent permitted by law and as directed by the NCR CHRC, the executive officer must also forfeit any outstanding equity awards and repay amounts received from time-based equity award vesting and gains from stock option exercises.

Going Forward: NCR Atleos’s Compensation and Human Resources Committee has not yet adopted a compensation clawback policy, but NCR Atleos expects that it will adopt such a policy that is similar to NCR’s compensation clawback policy described above provided that such policy complies with the final clawback rules adopted by the listing exchange on which NCR Atleos common stock is listed.

Hedging and Pledging Policy

NCR’s Insider Trading Policy incorporates NCR’s prohibitions against hedging, pledging and related transactions. The Insider Trading Policy applies to all officers, directors, employees (including temporary employees) and contractors of NCR and its subsidiaries who have access, including temporary access, to material nonpublic information, as well as certain family members of, and individuals who live in the same household as, are financially dependent on, or whose transactions (including transactions by an entity) in NCR’s securities are directed by or subject to the influence or control of, any such person.

In order to restrict covered persons from engaging in transactions that hedge or offset, or are designed to hedge or offset, fluctuation in the market value of NCR equity securities, NCR’s Insider Trading Policy prohibits covered persons from directly or indirectly engaging in hedging activities or transactions of derivative securities of NCR at any time. In addition, because a margin or foreclosure sale may occur at a time when individuals are in possession of material nonpublic information or otherwise are not permitted to trade in NCR securities, NCR’s directors, executive officers and designated key employees are prohibited from taking margin loans where NCR securities are used, directly or indirectly, as collateral for the loan. Such individuals are also prohibited from pledging NCR securities as collateral for a loan.

Going Forward: NCR Atleos’s Compensation and Human Resources Committee has not yet adopted an insider trading policy that would address hedging, pledging and related transactions, but NCR Atleos expects that it will adopt such a policy that is similar to NCR’s insider trading policy described above.

Tax Considerations in Setting Executive Compensation

Under Federal tax rules in effect for tax years beginning on and after January 1, 2018 (which tax rules eliminated a performance-based compensation exception that was previously available), compensation over $1 million paid annually for certain covered employees, including the named executives, generally is not deductible for federal tax purposes. As has been the case historically, the NCR CHRC continues to have the ability to pay compensation to NCR’s named executives in appropriate circumstances, even if such compensation is not fully deductible. We expect the CHRC will have the same flexibility with respect to named executives at NCR Atleos.

DIRECTOR COMPENSATION

The initial NCR Atleos non-employee director compensation program is expected to be similar in structure to the existing NCR director compensation program, and will be designed to provide competitive compensation that is necessary to attract and retain qualified non-management directors. It is anticipated that the NCR Atleos annual non-employee director compensation program will initially consist of the following key elements: a cash retainer, equity compensation, Committee chair fees, non-executive chairperson or Lead Director fees. Management directors will not receive compensation for their service as director. Following the separation and distribution, the director compensation program will be subject to the review and approval of the NCR Atleos Board of Directors or a committee thereof.

EXECUTIVE COMPENSATION

The following tables reflect the compensation paid by NCR to each of Messrs. Oliver, Campbell, MacKinnon and Antilley and Ms. Watson as the NCR Atleos NEOs employed by NCR during the fiscal year ending on December 31, 2022. NCR Atleos will not have paid any of our NEOs any compensation for 2022. The amounts and forms of compensation that will be reported below are not necessarily indicative of the compensation that NCR Atleos NEOs will receive following the spin-off, which could be higher or lower, because historical compensation was determined by NCR relative to roles and responsibilities that may not be indicative of the expected future roles and responsibilities in NCR Atleos. Below we reference certain historic compensation information found in NCR’s public filings and these are accessible on the SEC’s website, www.sec.gov.

Summary Compensation Table

The “Summary Compensation Table” below summarizes the total compensation paid to or earned by each of the named executive officers of NCR Atleos for the fiscal year ended December 31, 2022, and December 31, 2021 and December 31, 2020, as applicable.

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards(3)	Non-Equity Incentive Plan Compensation(4)	Change in pension value and nonqualified deferred compensation earnings(5)	All Other Compensation(6)	Total
Timothy Oliver	2022	625,000		4,639,083	—	—	—	124,384	5,388,467
Chief Executive Officer	2021	625,000		4,532,716	—	1,453,125	—	212,534	6,823,375
	2020	288,462		2,000,005	1,999,999	2,812,500	—	105,462	7,206,428

Paul J. Campbell	2022	307,308		772,277	—	—	—	10,581	1,090,166
Chief Financial Officer

Stuart Mackinnon	2022	412,000		4,968,849	—	—	—	15,675	5,396,524
Chief Operating Officer

Daniel Antilley	2022	437,750		3,064,291	—	—	—	27,702	3,529,743
Chief Security Officer & Cash Operations

Patricia Watson	2022	92,308	127,397	2,204,529	—	—	—	619	2,424,853
Chief Information & Technology Officer

(1)	This column represents, for Patricia Watson, the 2022 bonus commitment of $127,397 paid in early 2023 under her negotiated new hire employment agreement.
(2)

This column shows the aggregate accounting grant date fair value, as determined in accordance with FASB ASC Topic 718, of stock awards granted to each named executive in the applicable year. See Note 8 of the Notes to Consolidated Financial Statements contained in NCR’s Annual Report on Form 10-K for the year ended December 31, 2022 for an explanation of the assumptions made in the valuation of NCR’s equity awards. In addition to the RSUs granted in February 2022, other than to Ms. Watson, PB Transaction and PB Share Value RSU grants for 2023 were awarded in December 2022. For 2022, Performance-based RSUs are valued by applying the applicable NCR common stock price on the date of grant. rTSR RSUs, PB Transaction, and PB Share Value RSUs are valued using a Monte Carlo valuation, which simulates a distribution of stock prices for equity awards throughout the remaining performance period of the awards, based on certain assumptions of NCR common stock price behavior. The Monte Carlo value for rTSR RSUs, PB Transaction, and PB Share Value RSUs differ from target value approved by the NCR CHRC, as the latter were converted to a number of RSUs based on the closing price of NCR common stock on the date of grant. Assuming achievement of the highest level of performance, the aggregate grant date fair values of the performance-based RSUs, the rTSR RSUs, the PB Transaction RSUs, and the PB Share Value RSUs are: Mr. Oliver: $9,278,167; Mr. Campbell: $1,192,540; Mr. Mackinnon: $9,937,696; Mr. Antilley: $6,128,581; Ms. Watson: $3,809,056.

(3)

Represents the grant date fair value of the option awards granted in the applicable year. See Note 8 of the Notes to the Consolidated Financial Statements contained in NCR’s Annual Report on Form 10-K for the year ended December 31, 2022 for an explanation of the assumptions made in valuing option awards.

(4)

For 2022, although several metrics were achieved and exceeded under the 2022 Annual Incentive Plan, there was no earned payout since the 2022 Annual Incentive Plan EBITDA threshold was not met. For 2021, this column represents amounts earned under NCR’s 2021 Annual Incentive Plan by Mr. Oliver. For 2020, this column does not include any cash payments and consists entirely of RSUs awarded in February 2021 to eligible named executives in full settlement of earned awards under the NCR Strategic Transformation Fitness Plan adopted by the NCR CHRC in 2019, a long-term strategic transformation compensation plan that targeted and achieved in excess of $150 million in recurring annual EBITDA improvements and in excess of $250 million in cash savings, which RSUs remained subject to a one-year restriction period following vesting, during which period the underlying shares may not be sold or otherwise alienated. For more details on this plan, see the NCR Strategic Transformation Fitness Plan section in the Executive Compensation – Compensation Discussion & Analysis section of the Proxy Statement for NCR’s 2021 Annual Meeting.

(5)

This column represents, for Paul Campbell, the aggregate increase in the actuarial present value of accumulated benefits under the NCR (Scotland) Pension Plan from December 31, 2021 to December 31, 2022. The change in pension value is not a current cash payment. The pension is only paid after retirement. The change in pension value from December 31, 2021 to December 31, 2022 was a negative amount equal to ($12,600.62) and, in accordance with Instruction 3 to Item 402(c)(2)(viii) of Regulation S-K, such negative value has not been reflected in the Summary Compensation Table. For purposes of this disclosure, British Pound (GBP) has been converted to US Dollar (USD) at $1.2077 to £1.00, the exchange rate in effect as of December 31, 2022, as reported by the United States Federal Reserve.

(6)

The amounts in this column consist of the aggregate incremental cost to NCR of the perquisites provided to our named executives, any insurance premiums paid by NCR with respect to life insurance for the benefit of our named executives, contributions made by NCR to the NCR Savings Plan (401(k) plan) on behalf of our named executives and certain other payments. Additional details regarding these amounts are included in the All Other Compensation – 2022 Table below.

All Other Compensation – 2022 ($)

This Table shows the value of NCR-paid perquisites and other personal benefits, insurance premiums and company matching contributions to the NCR Savings Plan, NCR’s broad-based 401(k) plan, on behalf of each of the named executive officers of NCR Atleos in 2022:

Named Executive	Perquisites and Other Personal Benefits(1) ($)	Insurance Premiums(2) ($)	Company Contributions to Retirement / 401(k) Plans(3) ($)	Total ($)
Timothy Oliver	113,489	645	10,250	124,384
Paul J. Campbell	0	331	10,250	10,581
Stuart Mackinnon	5,000	425	10,250	15,675
Daniel Antilley	17,000	452	10,250	27,702
Patricia Watson	0	619	0	619

(1)	This column shows the NCR’s aggregate incremental cost for the perquisites and other personal benefits described in the Perquisites - 2022 Table.
(2)	This column shows the value of NCR-paid premiums for life insurance for the benefit of our named executives.
(3)	This column shows company matching contributions to NCR’s broad-based 401(k) plan, which NCR also makes for its non-executive participants in that plan.

Perquisites – 2022 ($)

This Table shows the aggregate incremental cost to NCR for perquisites for our named executives in 2022.

Named Executive	Corporate Aircraft Usage(1)	Executive Medical Program(2)	Financial Planning Allowance(3)	Relocation(4)	Total
Timothy Oliver	56,168	5,000	12,000	40,321	113,489
Paul J. Campbell	0	0	0	0	0
Stuart Mackinnon	0	5,000	0	0	5,000
Daniel Antilley	0	5,000	12,000	0	17,000
Patricia Watson	0	0	0	0	0

(1)

This column shows NCR’s incremental cost for personal usage of the corporate aircraft. Personal use of aircraft includes travel between an executive’s principal place of residence and NCR’s headquarters in Atlanta and other locations. NCR calculated this incremental cost by determining the variable operating cost to NCR, including items such as fuel, landing and terminal fees, crew travel expenses and operational maintenance. Expenses determined to be less variable in nature, such as general administration, depreciation and pilot compensation, were not included in this incremental cost. On occasion, family members and close associates traveled with or at the authorization of NCR’s CEO on corporate aircraft; NCR incurred de minimis incremental costs as a result of such travel, which costs are included in the Table.

(2)

This column shows the NCR-paid maximum amount available to named executives for medical diagnostic services under NCR’s Executive Medical Exam Program. Though some executives may not use the maximum, for privacy reasons we choose to disclose the maximum benefit available under the program ($5,000 for those under age 65 and $10,000 for those age 65 or older), rather than the amount actually used. Ms. Watson is not eligible for this program as she was hired after July 2022.

(3)	This column shows the NCR-paid amounts for financial planning assistance under NCR’s Executive Financial Planning Program. Ms. Watson is not eligible for this program as she was hired after July 2022.
(4)	This column shows relocation expenses related to our named executives. For Mr. Oliver, the amount shown includes a tax gross-up of $20,321.

Agreements with Our Named Executives

Certain of our named executives, Messrs. Oliver, Mackinnon and Antilley and Ms. Watson, have agreements with NCR that generally describe, among other things, their initial base salaries, bonus opportunities and equity awards, as well as benefit plan participation and applicable restrictive covenants. These agreements generally are not updated to reflect ordinary-course compensation changes.

Current Employment Agreements with Our Named Executive Officers

Mr. Oliver: Mr. Oliver’s June 17, 2020 employment agreement with NCR describes his initial salary as NCR’s Chief Financial Officer, incentive opportunities and awards, benefit plan participation and related items including noncompete and other restrictive covenants. The agreement also provides for Mr. Oliver’s NCR Executive Severance Plan participation with a separation benefit of one and one-half times (1.5x) salary plus target bonus, and NCR Change in Control Severance Plan participation with a Tier I separation benefit of three times (3x) salary plus target bonus. If his employment is terminated other than for cause or if he resigns for good reason, under the agreement Mr. Oliver’s unvested 2020 sign-on equity awards vest immediately, and his 2020 sign-on options remain exercisable for one year (or until earlier expiration). “Cause” generally means grounds for cause under NCR’s Change in Control Severance Plan, felony conviction or material NCR Code of Conduct violation. “Good reason” generally means assignment of duties inconsistent with position, authority, duties or responsibilities or diminution in such items, relocation over 40 miles or material breach of employment agreement or outstanding equity award agreements.

On February 13, 2023, NCR entered into an employment agreement amendment with Mr. Oliver (the “Oliver Amendment”), which provides that: (i) for purposes of the Executive Severance Plan, if he resigns for good reason, he will receive the separation benefits that he is currently eligible to receive under the Executive Severance Plan upon a termination without cause; (ii) for purposes of the Change in Control Severance Plan, if his employment is terminated without cause or he resigns for good reason within the two-year period following a qualified transaction, he will receive the separation benefits that he is currently eligible to receive under the Change in Control Severance Plan upon a termination without cause or resignation for good reason following a change in control; (iii) unless he is offered and accepts a chief executive officer role at NCR or a successor entity resulting from a qualified transaction (e.g., the spin-off), the completion of a qualified transaction will constitute good reason for purposes of the NCR Change in Control Severance Plan and any 2023 equity awards, provided that if he is offered, but does not accept, such chief executive officer role, such resignation shall be treated only as a termination for good reason for purposes of the NCR Executive Severance Plan; (iv) for purposes of any pre-2023 equity awards, if Mr. Oliver’s employment is terminated without cause in the ninety-day period preceding a qualified transaction, then, subject to his continued compliance with the applicable restrictive covenants, such awards will continue to vest as if he had remained actively employed, and any vested options will remain outstanding and exercisable through their original expiration dates, provided that, from and after the date of a qualified transaction, upon a termination of his employment for any reason other than for cause, then, subject to his continued compliance with the applicable restrictive covenants, such awards will continue to vest as if he had remained actively employed, and any vested options will remain outstanding and exercisable through their original expiration dates;(v) for purposes of any 2023 equity awards, if his employment is terminated without cause in the ninety-day period preceding a qualified transaction, then, subject to his continued compliance with the applicable restrictive covenants, such awards will continue to vest as if he had remained actively employed; and (vi) for purposes of his 2023 bonus, if Mr. Oliver’s employment is terminated by NCR without cause in the ninety-day period preceding a qualified transaction, he will receive a pro-rated bonus for 2023 based on actual performance, provided that, from and after the date of a qualified transaction, upon a termination of his employment for any reason other than for cause, he will receive a full bonus (without pro-ration) for 2023 based on actual performance.

Mr. Mackinnon: Mr. Mackinnon’s September 1, 2021 employment agreement with NCR describes his initial salary as NCR’s Senior Vice President, Cardtronics Technology and Operations, incentive opportunities and awards, benefit plan participation and related items including noncompete and other restrictive covenants. The agreement provides for Mr. Mackinnon’s NCR Executive Severance Plan participation with a separation benefit of one times (1.0x) salary plus target bonus, and NCR Change in Control Severance Plan participation with a Tier III separation benefit of one times (1.0x) salary plus target bonus. If his employment is terminated other than for cause or if he resigns for good reason, under the agreement Mr. Mackinnon’s unvested 2021 sign-on PBRSU awards will vest in accordance with the normal vesting schedule, based on actual performance of NCR. “Cause” generally means grounds for cause under NCR’s Change in Control Severance Plan, felony conviction or material NCR Code of Conduct violation. “Good reason” generally means assignment of duties inconsistent with position, authority, duties or responsibilities or diminution in such items, relocation over 40 miles or material breach of employment agreement or outstanding equity award agreements.

Mr. Antilley: Mr. Antilley’s September 1, 2021 employment agreement with NCR describes his initial salary as NCR’s Senior Vice President, Global Corporate Security Officer, incentive opportunities and awards, benefit plan participation and related items including noncompete and other restrictive covenants. The agreement provides for Mr. Antilley’s NCR Executive Severance Plan participation with a separation benefit of one times (1.0x) salary plus target bonus, and NCR Change in Control Severance Plan participation with a Tier III separation benefit of one times (1.0x) salary plus target bonus. If his employment is terminated other than for cause or if he resigns for good reason, under the agreement Mr. Antilley’s unvested 2021 sign-on PBRSU awards will vest in accordance with the normal vesting schedule, based on actual performance of NCR. “Cause” generally means grounds for cause under NCR’s Change in Control Severance Plan, felony conviction or material NCR Code of Conduct violation. “Good reason” generally means assignment of duties inconsistent with position, authority, duties or responsibilities or diminution in such items, relocation over 40 miles or material breach of employment agreement or outstanding equity award agreements.

Ms. Watson: Ms. Watson’s October 18, 2022 employment agreement with NCR describes her initial salary as NCR’s Chief Information Officer, incentive opportunities and awards (including a pro-rated 2022 bonus commitment equal to 125% of base salary), benefit plan participation and related items including noncompete and other restrictive covenants. The agreement provides for Ms. Watson’s NCR Executive Severance Plan participation with a separation benefit of one times (1.0x) salary plus target bonus, and NCR Change in Control Severance Plan participation with a Tier II separation benefit of two times (2.0x) salary plus target bonus. In addition, pursuant to the terms of her employment agreement, Ms. Watson received a sign-on equity award of time-based RSUs with a grant date fair market value of $300,000.

Grants of Plan-Based Awards

The following table reflects the equity and non-equity incentive plan awards approved by the NCR CHRC for our named executives, other than the Chief Financial Officer, during 2022. Equity awards were made under the NCR Corporation 2017 Stock Incentive Plan, as amended. Non-equity incentive plan awards were made under NCR’s 2021 Annual Incentive Plan. These plans and related awards are described in the section of this information statement entitled “Compensation Discussion and Analysis”.

			Estimated Future Payouts Under Non- Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)
Named Executive	Award Type	Grant Date	Threshold ($)	Target ($)	Max ($)	Threshold (#)	Target (#)	Max (#)	All Other Stock Awards: Number of Shares of Stock or Units(3) (#)	Grant Date Fair Value of Stock Awards(4) ($)
Timothy Oliver	Annual Incentive Plan		468,750	937,500	1,875,000	—	—	—		—
	Performance-Based RSU	02/25/2022	—	—	—	29,119	58,238	116,476		2,399,988
	rTSR RSU	02/25/2022	—	—	—	19,413	38,826	77,652		2,239,095
Paul J. Campbell	Annual Incentive Plan		69,144	412,000	824,000	—				—
	PB Transaction RSU	12/21/2022				7,705	7,705	15,410		228,530
	PB Share Value RSU	12/21/2022				7,706	7,706	15,412		228,560
	Time-Based RSU	08/16/2022							1,652	56,003
	Performance-Based RSU	02/25/2022	—	—	—	874	1,747	3,494		71,994
	rTSR RSU	02/25/2022	—	—	—	583	1,165	2,330		67,186
	Time-Based RSU	02/25/2022							2,912	120,004
Stuart Mackinnon	Annual Incentive Plan		206,000	412,000	824,000	—	—	—		—
	PB Transaction RSU	12/21/2022				64,212	64,212	128,424		1,904,528
	PB Share Value RSU	12/21/2022				0	64,213	128,426		1,904,558
	Performance-Based RSU	02/25/2022	—	—	—	7,280	14,560	29,120		600,018
	rTSR RSU	02/25/2022	—	—	—	4,853	9,706	19,412		559,745
Daniel Antilley	Annual Incentive Plan		218,875	437,750	875,500	—	—	—		—
	PB Transaction RSU	12/21/2022				32,106	32,106	64,212		952,264
	PB Share Value RSU	12/21/2022				0	32,106	64,212		952,264
	Performance-Based RSU	02/25/2022	—	—	—	7,280	14,560	29,120		600,018
	rTSR RSU	02/25/2022	—	—	—	4,853	9,706	19,412		559,745
Patricia Watson	Annual Incentive Plan		63,699	127,397	254,794	—	—	—		—
	PB Transaction RSU	12/21/2022				32,106	32,106	64,212		952,264
	PB Share Value RSU	12/21/2022				0	32,106	64,212		952,264
	Time-Based RSU	11/01/2022	—	—	—	—	—	—	14,045	300,001

(1)

These columns show potential award levels based on performance under NCR’s 2022 Annual Incentive Plan. Actual payouts earned under this plan are shown in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table above.

(2)	This column shows the threshold, target and maximum shares that could be received under performance-based RSUs and rTSR RSUs awarded in 2022.
(3)

Sign-on award of time-based RSUs granted pursuant to Ms. Watson’s negotiated new hire agreement. Vests ratably, with 1/3 vesting on each anniversary of the grant date, generally subject to Ms. Watson’s continued Company service through the vesting dates. Mr. Campbell received a time-based RSU grant on February 25, 2022 as part of his annual LTI award that vests ratably, with 1/3 vesting on the anniversary of the grant date, generally subject to continued Company service through the vesting dates. Mr. Campbell also received a special recognition time-based RSU grant on August 16, 2022 that cliff vests on the 2nd anniversary of the grant date, generally subject to continued service through the vesting dates.

(4)

This column shows the accounting grant date fair value of equity awards, as determined in accordance with FASB ASC Topic 718. For 2022 rTSR RSUs, these values, which are based on a Monte Carlo valuation for accounting purposes, differ from the target values approved by the NCR CHRC, which were converted to a number of RSUs based on the closing price of NCR common stock on the date of grant. A Monte Carlo valuation simulates a distribution of stock prices for equity awards throughout the remaining performance period of the awards, based on certain assumptions of NCR common stock price behavior. The accounting grant date fair values of performance-based RSU awards and rTSR RSU awards are based on the probable outcome of applicable performance conditions as of the grant date. The performance-based RSUs for all named executives have a 3-year performance period and, to the extent earned, will cliff-vest on the 3-year anniversary of the grant date. The rTSR RSUs awarded to all named executives in 2022 are subject to NCR’s TSR performance after a performance period from February 25, 2022 through December 31, 2024 relative to the TSR after the same period for the companies in the S&P MidCap 400 Value Index, and to the extent earned, will cliff-vest on the 3-year anniversary of the grant date. The PB Transaction RSUs have a 3-year performance period, to the extent earned, will cliff-vest on the 3-year anniversary of the grant date vesting period, with accelerated vesting on the later of the date of a qualified transaction, as defined by the Committee, or one-year from the grant date. The PB Share Value RSUs have a 3-year performance period and, to the extent earned, will cliff-vest on the 3-year anniversary of the grant date. Vesting of both types of RSUs is generally subject to continued Company service through the applicable vesting dates.

Outstanding Equity Awards at 2022 Fiscal Year End

The following table shows, as of December 31, 2022, for each NEO, other than the Chief Financial Officer, the number of unexercised options and the number of shares of unvested restricted stock units and performance-based restricted stock units. The market value of the stock awards was based on the closing price of NCR common stock as of December 30, 2022, the last trading day of the year, which was $23.41.

			Option Awards				Stock Awards
Named Executive	Grant Date		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Stock Units That Have Not Vested (#)	Market Value of Stock Units That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Stock Units That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Stock Units That Have Not Vested ($)(1)
Timothy Oliver	02/25/2022	(2)							58,238	1,363,352
	02/25/2022	(3)							38,826	908,917
	02/23/2021	(4)					14,744	345,157
	02/23/2021	(5)							135,554	3,173,319
	08/01/2020	(6)	230,282	115,141	20.27	07/31/2027
	08/01/2020	(7)					36,173	846,810
Paul J. Campbell	12/21/2022	(8)							7,706	180,397
	12/21/2022	(9)							7,705	180,374
	08/16/2022	(13)					1,652	38,673
	02/25/2022	(2)							1,747	40,897
	02/25/2022	(3)							1,165	27,273
	02/25/2022	(13)					2,912	68,170
	02/23/2021	(5)							3,954
	02/23/2021	(13)					1,977	46,282
	02/12/2020	(14)					531	12,431
	02/12/2020	(13)					827	19,360
Stuart Mackinnon	12/21/2022	(8)							64,213	1,503,226
	12/21/2022	(9)							64,212	1,503,203
	02/25/2022	(2)							14,560	340,850
	02/25/2022	(3)							9,706	227,217
	09/22/2021	(10)							31,008	725,897
	03/16/2021	(11)					5,491	128,544
	03/16/2021	(11)					5,491	128,544
	03/16/2021	(11)					3,661	85,704
	03/31/2020	(11)	3,671	3,674	25.39	03/31/2030
	03/31/2020	(11)					1,559	36,496
	03/14/2019	(11)	2,690		38.82	3/14/2029
Daniel Antilley	12/21/2022	(8)							32,106	751,601
	12/21/2022	(9)							32,106	751,601
	02/25/2022	(2)							14,560	340,850
	02/25/2022	(3)							9,706	227,217
	09/22/2021	(10)							31,008	725,897
	03/16/2021	(11)					5,834	136,574
	03/16/2021	(11)					5,836	136,621
	03/16/2021	(11)					3,890	91,065
	03/31/2020	(11)	3,901	3,903	25.39	03/31/2030
	03/31/2020	(11)					1,657	38,790
	03/14/2019	(11)	2,858		38.82	3/14/2029
Patricia Watson	12/21/2022	(8)							32,106	751,601
	12/21/2022	(9)							32,106	751,601
	11/01/2022	(12)					14,045	328,793

(1)

The market value of outstanding RSU awards was calculated by multiplying the number of shares shown in the table by $23.41, which was the closing market price of NCR common stock on December 31, 2022, the last day of NCR’s fiscal year.

(2)

For all named executives, performance-based RSU award where performance achieved will be determined at the end of the 3-year performance period, and will cliff-vest on the third anniversary of the grant date, generally subject to continued Company service through the vesting date. These performance-based RSUs were trending below target as of December 31, 2022, and in accordance with SEC rules are reflected herein at the target level of achievement.

(3)

For all named executives, rTSR RSU award where performance achieved will be determined based on the performance of the TSR of NCR common stock relative to the S&P MidCap 400 Value Index over the performance period between February 25, 2022 and December 31, 2024, and will cliff vest on the third anniversary of the grant date, generally subject to continued Company service through the vesting date. These rTSR RSUs trending below target as of December 31, 2022, and in accordance with SEC rules are reflected herein at the target level of achievement.

(4)

For all named executives, performance share RSU award where performance achieved was determined at 65.26% of target based on NCR’s stock price appreciation through 12/31/2022. The performance share RSU award vested 1/2 on 12/31/2022 and the remainder will vest on 12/31/2023, generally subject to continued service through the vesting date.

(5)

Performance-based RSU award where performance achieved will be determined at the end of the 3-year performance period, and will cliff-vest on the third anniversary of the grant date, generally subject to continued Company service through the vesting date. These performance-based RSUs were trending above target as of December 31, 2022, and in accordance with SEC rules are reflected herein at the maximum level of achievement.

(6)

Premium-priced options granted on February 12, 2020 with an exercise price that includes a 15% premium over the grant date closing NCR stock price. Sign-on premium-priced options granted on August 1, 2020 have an exercise price that includes a 10% premium over the grant date closing NCR stock price.

(7)	Sign-on time-based RSU award that will fully vest on the remaining one-year anniversary of the grant date, generally subject to continued service through the vesting dates.
(8)

For all named executives, PB Share Value RSU award where performance achieved will be determined based on the compounded annual growth rate of the Company stock over the performance period between January 1, 2023 and December 31, 2025, and will cliff-vest on the third anniversary of the grant date, generally subject to continued Company service through the vesting date. These PB Share Value RSUs are shown at target level of achievement.

(9)

For all named executives, PB Transaction RSU award where performance achieved will be determined based on the Company stock price upon a qualifying transaction, as determined by the Committee, over a 3-year performance period, and to the extent earned, will cliff-vest on the later of one year from the grant date or the date of a qualified transaction, generally subject to continued Company service through the vesting date. If a qualified transaction does not occur, then the award follows the payout based on the PB Share Value RSU award. These PB Transaction RSUs are shown at target level of achievement.

(10)

For all named executives, Performance-Based RSU award where performance achieved will be determined based on the performance of the TSR of NCR common stock relative to the S&P MidCap 400 Value Index over the performance period between September 10, 2021 through September 9, 2024, and will cliff vest on the third anniversary of the grant date, generally subject to continued Company service through the vesting date. These Performance-Based RSUs are trending below target as of December 31, 2022, and in accordance with SEC rules are reflected herein at the target level of achievement.

(11)

These equity awards relate to awards provided to Cardtronics employees prior to the merger between NCR and Cardtronics on June 21, 2021, and will continue to vest through their scheduled vesting date, generally subject to continued service through the vesting dates.

(12)	Sign-on time-based RSU award that will vest one-third on each anniversary of the grant date, generally subject to continued service through the vesting dates.
(13)

Time-based RSUs granted on 2/12/2020, 2/23/2021, and 2/25/2022 vest 1/3 each year on the anniversary of the grant date, generally subject to continued Company service through the vesting date. In addition, time-based RSUs that were granted on 8/16/2022 cliff vest on the 2nd anniversary of the grant date, generally subject to continued Company service through the vesting date.

(14)

Performance-based RSU award where performance achieved was determined at 64.2% as of 12/31/2020, and will ratably vest 1/3 each year from the anniversary of the grant date, generally subject to continued Company service through the vesting date.

Option Exercises and Stock Vested in 2022

The following table reflects for the NEOs, other than the Chief Financial Officer, in 2022: (i) the number of shares, if any, acquired upon exercise of stock options and the value realized and (ii) the number of shares, if any, acquired upon the vesting of restricted stock units and the value realized, each before payout of any applicable withholding tax.

	Options		RSUs
Named Executive	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise(1) ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting(2) ($)
Timothy Oliver	—	—	50,917	$1,541,760
Paul J. Campbell	—	—	7,488	$257,357
Stuart Mackinnon	—	—	20,670	$687,131
Daniel Antilley	—	—	21,960	$730,004
Patricia Watson	—	—	—	—

(1)	The value realized is the fair market value on the exercise date, net of the exercise price.
(2)	The value realized is the fair market value on the vesting date.

Pension Benefits for 2022

The following table reflects the present value of any accumulated pension benefits of the NCR Atleos NEOs under the tax qualified and nonqualified pension plans of NCR, as of December 31, 2022.

	Plan Name	Number of Years Credited Service (#) (1)	Present Value of Accumulated Benefit ($) (2)	Payments During Last Fiscal Year ($)
Timothy Oliver	—	—	—	—
Paul Campbell	NCR (Scotland) Pension Plan	3	$171,145.81	—
Stuart Mackinnon	—	—	—	—
Daniel Antilley	—	—	—	—
Patricia Watson	—	—	—	—

(1)

Represents the number of years of service credited to the NEO under the NCR (Scotland) Pension Plan as of December 31, 2022. Mr. Campbell was an employee of NCR’s Dundee, United Kingdom subsidiary and eligible to participate in the NCR (Scotland) Pension Plan from 1989 until 1992.

(2)

Represents the actuarial present value of Mr. Campbell’s accumulated benefit (assuming normal retirement age) under the NCR (Scotland) Pension Plan, computed as of December 31, 2022 using the same assumptions used for NCR Atleos’s financial reporting purposes. For purposes of this disclosure, British Pound (GBP) has been converted to US Dollar (USD) at $1.2077 to £1.00, the exchange rate in effect as of December 31, 2022, as reported by the United States Federal Reserve.

NCR (Scotland) Pension Plan

Employees who were members of the NCR (Scotland) Pension Plan prior to September 1, 1989 had the option to either join the new hybrid arrangement or to remain in the defined benefit section of the NCR (Scotland) Pension Plan (the “DB Section”). The NCR (Scotland) Pension Plan was closed to new entrants on July 15, 2004 and a new defined contribution scheme (the “DC Section”) was opened to all new employees. The DB Section closed to future benefit accrual with effect from November 30, 2015. Contributions to the DC Section also ceased at that date.

The NCR (Scotland) Pension Plan also covers members for death benefits. The NCR (Scotland) Pension Plan has a corporate trustee, Dalriada Trustees Limited, the directors of which were appointed in accordance with that company’s Memorandum and Articles of Association. The NCR (Scotland) Pension Plan is exempt from the requirement to appoint member nominated trustees under the Occupational Pension Scheme (Member nominated Trustees and Directors) Regulations 2005, as the sole trustee is an Independent Corporate Trustee.

Nonqualified Deferred Compensation

The following table shows amounts related to the participation of the NCR Atleos NEOs in the NCR Corporation Deferred Compensation Plan in 2022.

	Executive Contributions in the Last Fiscal Year ($)		Registration Contributions in the Last Fiscal Year ($)	Aggregate Earnings (Losses) in the Last Fiscal Year ($)(1)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance At Last Fiscal Year End ($)(2)
Timothy Oliver	—		—	—	—
Paul J. Campbell	270,436	(3)	—	(47,130)	—	397,593
Stuart Mackinnon	—		—	—	—	—
Daniel Antilley	—		—	—	—	—
Patricia Watson	—		—	—	—	—

(1)	Represents earnings (losses) in 2022 on the NEO’s balance in the NCR Corporation Deferred Compensation Plan (as described below), none of which were determined to be above-market.
(2)	Amounts shown include deferred portions of the base salary, annual bonus under the annual incentive plan and RSUs payable or granted to Mr. Campbell for 2022 and 2021.
(3)

The amount of Mr. Campbell’s contributions to the NCR Corporation Deferred Compensation Plan in 2022 are included in the Salary and Non-Equity Incentive Compensation Plan columns of the Summary Compensation Table.

NCR Corporation Deferred Compensation Plan.

NCR maintains the NCR Corporation Deferred Compensation Plan, which allows participants to elect to defer between 5% and 50% of their base salary, 5% and 75% of their annual bonuses, and 5% and 100% of their annual RSU awards under the plan. No employer contributions are made under the plan. The participants may elect to receive a lump sum payment of their account balances upon a specified date or a lump sum payment, or annual installments over 5, 10 or 15 years, following a separation from service. The investment alternatives available to the NCR Atleos NEOs are the same as those for all other participants in the plan. Deferred amounts of base salary and annual bonuses, and any earnings with respect to such amounts, are fully vested at the time of deferral or crediting, as applicable. Deferred RSUs remain subject to the vesting conditions of the original RSU grants.

Potential Payments upon Termination or Change-in-Control

This section provides information on the compensation and benefits that would have been provided to the NCR Atleos NEOs, other than the Chief Financial Officer, had a change in control of NCR occurred on December 31, 2022 or had the employment of each such NEO terminated on that date under certain specified circumstances. All of the compensation reflected is compensation, if any, that would have been paid under NCR arrangements applicable to the NEOs at that time (exclusive of plans that are generally available to all salaried employees and that do not discriminate in scope, terms, or operation in favor of executive officers). The amounts shown are not necessarily indicative of what NCR Atleos will pay under similar circumstances, as the compensatory arrangements of each of our NEOs at NCR Atleos following the distribution have yet to be determined and will reflect their new responsibilities and current market conditions.

Named Executive	Termination Upon Change in Control(1)	Involuntary Termination Without Cause(2)	Death or Disability	Retirement	Voluntary Resignation or Termination for Cause
Timothy Oliver
Cash Severance	4,687,500	2,343,750	—	—	—
Pro rata Bonus(3)	937,500	—	937,500	—	—
Equity Awards(4),(5),(6)	5,412,438	2,233,975	5,412,438	—	—
Welfare Benefits	81,060	39,563	—	—	—
Outplacement	10,000	10,000	—	—	—

Total Benefits Payable upon Termination	11,128,498	4,627,288	6,349,938	—	—

Named Executive	Termination Upon Change in Control(1)	Involuntary Termination Without Cause(2)	Death or Disability	Retirement	Voluntary Resignation or Termination for Cause
Paul J. Campbell
Cash Severance	232,500	232,500	—	—	—
Pro rata Bonus(3)	—	—	139,500	—	—
Equity Awards(4),(5),(6)	660,139	126,105	660,139	—	—
Welfare Benefits	—	—	—	—	—
Outplacement	10,000	10,000	—	—	—

Total Benefits Payable upon Termination	902,639	368,605	799,639	—	—

Named Executive	Termination Upon Change in Control(1)	Involuntary Termination Without Cause(2)	Death or Disability	Retirement	Voluntary Resignation or Termination for Cause
Stuart Mackinnon
Cash Severance	1,648,000	824,000	—	—	—
Pro rata Bonus(3)	412,000	—	412,000	—	—
Equity Awards(4),(5),(6)	4,679,682	1,295,719	4,679,682	—	—
Welfare Benefits	53,399	26,274	—	—	—
Outplacement	10,000	10,000	—	—	—

Total Benefits Payable upon Termination	6,803,081	2,155,993	5,091,682	—	—

Named Executive	Termination Upon Change in Control(1)	Involuntary Termination Without Cause(2)	Death or Disability	Retirement	Voluntary Resignation or Termination for Cause
Daniel Antilley
Cash Severance	1,751,000	875,500	—	—	—
Pro rata Bonus(3)	437,750	—	437,750	—	—
Equity Awards(4),(5),(6)	3,200,217	1,304,540	3,200,217	—	—
Welfare Benefits	56,347	27,722	—	—	—
Outplacement	10,000	10,000	—	—	—

Total Benefits Payable upon Termination	5,455,314	2,217,762	3,637,967	—	—

Named Executive	Termination Upon Change in Control(1)	Involuntary Termination Without Cause(2)	Death or Disability	Retirement	Voluntary Resignation or Termination for Cause
Patricia Watson
Cash Severance	2,700,000	1,350,000	—	—	—
Pro rata Bonus(3)	127,397	—	127,397	—	—
Equity Awards(4),(5),(6)	1,831,996	33,219	1,831,996	—	—
Welfare Benefits	1,238	—	—	—	—
Outplacement	10,000	10,000	—	—	—

Total Benefits Payable upon Termination	4,670,631	1,393,219	1,959,393	—	—

(1)

This column shows payments based on occurrence of a “double trigger” event (a qualifying change in control and a qualifying termination), together with assumption of applicable equity awards in the change in control and vesting based on actual performance. For performance-based RSU awards, this column reflects that performance was achieved at 108.7% for the 2020 awards (except with respect to Mr. Campbell’s 2020 performance-based RSU award, which was achieved at 64.2%) and assuming 100% for the 2021 and 2022 awards for the named executives, for which the performance periods will not be completed until 12/31/2023 and 12/31/2024, respectively. For the 2021 performance share RSUs, performance is reflected at 65.26%. For the 2022 rTSR RSUs, performance is reflected at 100%, as the performance period will not be completed until 12/31/2024. For the PB Transaction RSUs and the PB Share Value RSUs, the performance is reflected at 100%, as the performance may not be completed until December 31, 2025.

(2)	This column shows the amount the executive would receive upon a termination without cause or for good reason under the terms of NCR’s Executive Severance Plan and any applicable agreement with NCR.
(3)	This row shows payments based on the 2022 Annual Incentive Plan target bonus in the event of a Termination Upon Change in Control, and upon Death and Disability.
(4)	Equity valuations reflect a closing price of NCR common stock on December 31, 2022 of $23.41.
(5)	The payments in this row include only unvested awards for which payment would accelerate in connection with the applicable termination scenario.
(6)

The payments in this row reflect accelerated vesting of any applicable performance-based RSU awards, based on actual performance. Performance was achieved at 108.7% for the 2020 performance-based RSU awards (except with respect to Mr. Campbell’s 2020 performance-based RSU award, which was achieved at 64.2%). For the 2021 and 2022 performance-based RSU awards, performance is reflected at 100%. For the 2021 performance share RSUs, performance is reflected at 65.26%. For the 2022 rTSR RSUs, performance is reflected at 100%, as the performance period will not be completed until 12/31/2024. For the PB Transaction RSUs and the PB Share Value RSUs, the performance is reflected at 100%, as the performance may not be completed until December 31, 2025.

NCR Atleos 2023 Stock Incentive Plan

The following is a description of the material features of the proposed NCR Atleos 2023 Stock Incentive Plan (the “2023 Stock Incentive Plan” or “Plan”). This description is qualified in its entirety by reference to the full text of the proposed Plan, a form of which is filed as an exhibit to our registration statement on Form 10 of which this information statement is a part. We expect to adopt the Plan prior to the distribution.

Eligibility

All employees, consultants, and non-employee directors of NCR Atleos and its subsidiaries are eligible to receive awards under the Plan, if selected by the plan administrator.

Administration

The Plan will be administered by the Compensation and Human Resource Committee of our Board (the “Committee”), unless otherwise determined by our Board. The Committee will determine eligible recipients and establish Award terms and conditions for inclusion in an Award agreement (“Award Agreement”). The Committee is authorized to, among other things, interpret the Plan and Award Agreements, and amend Awards and Award Agreements as permitted by the Plan.

Types of Awards

The following awards may be granted under the Plan: stock options, stock appreciation rights (otherwise known as “SARs”), restricted stock, restricted stock units (otherwise known as “RSUs”) and other stock-based awards, as such terms are defined in the Plan, as well as cash-based awards (collectively, all such awards are referred to as “Awards”). The Committee may subject any award type to the achievement of performance goals.

Stock Subject to Plan

Subject to the adjustment provisions included in the Plan, a total of 6 million shares of our common stock may be issued pursuant to awards granted under the Plan. Shares not issued because an Award expires, cancels, terminates, forfeits, lapses or settles without issuance of common stock (including, but not limited to, shares tendered or withheld upon Option/SAR exercise and shares withheld for taxes on Awards) will be added back to the share reserve.

Limit on Director Awards

The grant date fair value of awards and cash fees under the Plan to any non-employee director may not exceed $1,000,000 in any one calendar year, as measured by the grant date value (with respect to equity-based compensation).

Stock Options and Stock Appreciation Rights

The Plan authorizes the grant of Incentive Stock Options (“ISOs”) and Nonqualified Stock Options (“NQSOs”), which are not intended to satisfy the requirements of Section 422 of the Internal Revenue Code, as well as SARs. A stock option entitles the participant to purchase a specified number of shares of our common stock at a specified exercise price. An SAR entitles a participant to receive a payment equal to the excess of the fair market value of a share of our common stock on the date of exercise and the exercise price. This payment may be made in cash or stock, or a combination of cash and stock. The Committee has the authority to grant options and SARs with any terms and conditions it chooses to any individual eligible to receive awards under the plan, subject to the following requirements:

•	The exercise price of stock options and SARs granted under the Plan may not be less than the fair market value of a share of our common stock on the date of grant (except in the event of replacement or substitution in connection with an acquisition or merger or in the event of an adjustment to our capital stock). The “fair market value” means the closing price per share of common stock on the date the award is granted, or if no such closing price is available on such day, the closing price for the immediately preceding trading day.

•	No stock option or SAR will be exercisable more than ten years after the date it is granted.

Restricted Stock Grants, Restricted Stock Units and Other Stock-Based Awards

The Committee may grant awards of restricted stock, RSUs, or other stock-based awards to any individual eligible to participate in the Plan.

•

Restricted Stock. A restricted stock grant is a direct grant of our common stock, subject to restrictions and vesting conditions, including time-based vesting conditions and/or the attainment of performance-based vesting conditions. A participant who is awarded a restricted stock grant under the Plan will have the same voting, dividend and other rights as our other stockholders from the date of grant, except that any dividends paid on the restricted stock will be accumulated and delivered to the participant if and only to the same extent that the restricted stock vests.

•

RSUs. An RSU award entitles the participant to receive shares of our common stock upon satisfaction of any applicable vesting conditions, including time-based vesting conditions and/or the attainment of performance-based vesting conditions. A participant who is awarded RSUs under the Plan does not have any ownership rights with respect to the underlying shares of common stock, and thus may not vote the shares or, except as otherwise set forth in an Award Agreement, receive dividends.

•

Performance Units. Performance Units may be issued for no cash consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other Awards granted under the Plan. The performance goals to be achieved during any period established by the Committee at the time any Performance Unit is granted (or at any time thereafter) (each, a “Performance Period”) and the length of the Performance Period will be determined by the Committee upon the grant of each Performance Unit. The conditions for grant or vesting and the other provisions of Performance Units (including any applicable performance goals) need not be the same with respect to each recipient. Performance Units may be paid in cash, common stock, other property or any combination thereof, in the sole discretion of the Committee at the time of payment. The performance levels to be achieved for each Performance Period, the amount of the Award to be distributed and whether or not the Award will be designated as a Qualified Performance-Based Award will be determined by the Committee. Performance Units may be paid in a lump sum or in installments following the close of the Performance Period.

•

Other Stock Based Awards. Other awards that are valued in whole or in part by reference to, or otherwise based on or related to, our common stock may also be granted to employees, directors and consultants according to the terms and conditions determined by the Committee in its sole discretion.

Unless otherwise determined by the Committee in the applicable Award Agreement, and subject to the provisions of the Plan: (i) cash dividends on common shares subject to an Award of restricted stock or RSUs will be automatically deferred and reinvested in additional restricted stock or RSUs, as applicable, held subject to the vesting of the underlying restricted stock or RSUs, (ii) subject to any adjustment, dividends payable in common stock will be paid in the form of restricted stock or RSU, as applicable, held subject to the vesting of the underlying restricted stock or RSUs and (iii) in the case of an Award of restricted stock or RSUs subject to performance goals, the participant will not be entitled to receive payment for dividends with respect to such restricted stock or RSUs unless, until and except to the extent that the applicable performance goals are achieved or are otherwise deemed satisfied.

No Rights as Stockholder; Non-Transferability of Awards

Except as provided under the Plan, no Award holder has any rights as a stockholder with respect to common stock subject to an Award (including rights to vote common stock and receive dividends thereon) until such common stock is distributed to such holder.

Options and SARs will not be transferable by a participant other than: (i) by will or by the laws of descent and distribution; or (ii) in the case of an NQSO or a SAR if expressly permitted by the Committee, pursuant to a transfer to the participant’s family members.

Adjustments for Certain Corporate Events

If certain corporate events occur, such as a change in capitalization, merger, liquidation, spin-off, stock split, extraordinary dividend or similar event affecting NCR Atleos or our common stock (each a “Corporate Transaction”), the Committee is authorized to make appropriate and equitable adjustments to: (a) the number and kind of common shares or other securities reserved for issuance and delivery under the Plan, (b) the Plan’s maximum share limits, (c) the number and kind of common shares or other securities subject to outstanding Awards, and (d) outstanding Option and SAR exercise prices and any performance goals applicable to outstanding Awards. Awards may, in the discretion of the Committee, be granted under the Plan in assumption of, or in substitution for, outstanding Awards previously granted by NCR Atleos or any of its subsidiaries or affiliates or an entity acquired by NCR Atleos or any of its subsidiaries or affiliates or with which NCR Atleos or any of its subsidiaries or affiliates combines (“Substitute Awards”). The number of common shares underlying any Substitute Awards will generally be counted against the maximum share limits of the Plan; provided, however, that Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding awards previously granted by an entity that is acquired by or combined with NCR Atleos or any of its subsidiaries or affiliates, will not be counted against the maximum share limits of the Plan (with the exception that Substitute Awards that are ISOs will count against the maximum ISO limit of the Plan).

Awards to Non-U.S. Participants

The Committee may grant Awards to eligible participants who are foreign nationals and/or persons who are otherwise subject to foreign legal or regulatory provisions on such terms and conditions different from those specified in the Plan as may be necessary or desirable. The Committee is authorized to make such modifications, amendments, procedures or sub-plans as may be necessary or advisable to comply with such legal or regulatory provisions.

NCR Atleos Employee Stock Purchase Program

The following is a description of the material features of the proposed NCR Atleos Employee Stock Purchase Plan (the “ESPP”). This description is qualified in its entirety by reference to the full text of the proposed ESPP, a copy of which is filed as an exhibit to our registration statement on Form 10 of which this information statement is a part. We expect to adopt the ESPP prior to the distribution.

Eligibility

The ESPP is expected to provide eligible employees a discount on stock purchases during offering periods to be established under the ESPP. Employees of NCR Atleos, or an eligible subsidiary of NCR Atleos, other than those whose customary employment is twenty hours or less per week and/or five months or less in any calendar year, are eligible to participate in the ESPP.

Administration

The ESPP will be administered by the highest ranking titled officer with responsibility for NCR Atleos’s Human Resources function. This officer will have discretionary authority to interpret the ESPP and to establish rules and regulations relating to the ESPP from time to time and to make all other determinations necessary or advisable for the administration of the ESPP, subject to the general control of, and superseding action by, our Board or the Compensation and Human Resource Committee of our Board (the “Committee”). A third party recordkeeper will maintain an investment account to hold shares purchased under the ESPP by each participant.

The ESPP will have two components: a tax-qualified component (“423 Component”) and a non-tax-qualified component (“Non-423 Component”). The 423 Component of the ESPP will be intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code. The Non-423 Component will not qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code.

Stock Subject to Plan

Subject to the adjustment provisions included in the ESPP, the maximum number of shares of our common stock available for purchase under the ESPP will be 5 million shares.

Participation and Payroll Deductions

Eligible employees may purchase discounted shares of our common stock through payroll deductions accumulated during each offering period established under the ESPP. Participation is conditioned upon filing a stock purchase agreement during an enrollment window as established by the plan administrator. The agreement must elect a payroll deduction between 1% and 10% of eligible cash compensation (before withholding or other deductions) paid during the purchase period. Payroll deductions are reflected in an account maintained in our books and records, and no interest is paid on such amounts. Payroll deduction rates may be changed during applicable enrollment windows. Withdrawal from participation is permitted at any time by filing a notice of withdrawal. Upon withdrawal, accumulated payroll deductions are refunded to the employee. Participation may resume by filing a new stock purchase agreement in the next enrollment window.

Purchase of Shares

Amounts in a participant’s account on the last trading day of each offering period will be used to buy shares under the ESPP.

Individual Limits on Employee Stock Purchases

A participant may not purchase more than 50,000 shares of our common stock on any purchase date. Further, no participant may purchase more than $25,000 of our shares in any calendar year (valued under applicable Federal tax rules).

Termination of Participation

When a participant ceases to be an employee of NCR Atleos or an eligible subsidiary for any reason, the amount credited to the participant’s stock purchase account on the date of termination will be refunded to the participant.

Amendment and Termination of the ESPP

Our Board or the Committee may amend the ESPP at any time and for any reason, provided that, without approval of our shareholders, no amendment may increase the number of shares of our common stock available for purchase under the ESPP. The ESPP will continue in effect until terminated pursuant to its terms. Upon termination of the ESPP, the entire amounts credited to participant accounts will be refunded.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Procedures for Approval of Related Person Transactions

It is expected that NCR Atleos will establish a Related Person Transaction Policy that will require each director and executive officer of NCR Atleos to report to NCR Atleos’s General Counsel any transaction that could constitute a related person transaction prior to undertaking the transaction. The General Counsel will advise the Chair of the Committee on Directors and Governance of the NCR Atleos Board of Directors (“Committee on Directors and Governance”) of any related person transaction of which the General Counsel becomes aware. The Committee on Directors and Governance will, then, consider each such related person transaction, unless the Chair of the Committee on Directors and Governance determines that the approval of such transaction should be considered by all of the disinterested members of the NCR Atleos Board of Directors, in which case such disinterested members of the NCR Atleos Board of Directors will consider the transaction.

If NCR Atleos enters into a transaction that it subsequently determines is a related person transaction or a transaction that was not a related person transaction at the time it was entered into but thereafter became a related person transaction, then, in either case, the related person transaction shall be promptly presented for approval as described in the foregoing paragraph. If such related person transaction is not approved, then the NCR Atleos shall take all reasonable actions to attempt to terminate NCR Atleos’s participation in that transaction.

Under the policy, a related person transaction generally will mean any transaction involving or potentially involving an amount in excess of $120,000 in which NCR Atleos or any of its subsidiaries is a participant and in which any of its directors or director nominees, executive officers or stockholders with beneficial ownership of 5% or more of NCR Atleos voting securities, or any immediate family members of any of the foregoing, or any entity controlled by any of the foregoing or in which any of the foregoing has a 10% or greater ownership interest, has or will have a direct or indirect material interest. Any transaction involving compensation payable to an executive officer or director for services in such capacity, which compensation has been approved by the Compensation and Human Resource Committee of the Board of Directors or by the Board of Directors on the recommendation of the Compensation and Human Resource Committee, is not considered a related party transaction under the policy.

In considering whether to approve a related person transaction or relationship, the Committee on Directors and Governance or the disinterested members of the NCR Atleos Board of Directors, as applicable, will consider all relevant factors, including:

•	the size of the transaction and the amount payable to a related person or any other benefit received by a related person;

•	the nature of the interest of the related person in the transaction;

•	whether the transaction may involve a conflict of interest; and

•

whether the transaction will involve the provision of goods or services to the NCR Atleos that would be available from unaffiliated third parties and, if so, whether the transaction will be on terms and made under circumstances that will be at least as favorable to NCR Atleos as would be available in comparable transactions with or involving unaffiliated third parties.

Related Party Transactions

Mary Ellen Baker, who is expected to be a member of the NCR Atleos Board of Directors upon completion of the spin-off, was the Executive Vice President and Head of Business Services for Citizens Financial Group (“Citizens Bank”) from August 2016 to June 2022. NCR has from time to time entered into various transactions with Citizens Bank in the ordinary course of business. Citizens Bank paid NCR approximately $20.1 million, $22.4 million and $25.6 million in the fiscal years ended December 31 2022, 2021, and 2020, respectively, for hardware maintenance services, ATM software stack maintenance services and other professional services provided to Citizens Bank.

Odilon Almeida, who is expected to be a member of the NCR Atleos Board of Directors upon completion of the spin-off, was the President, Chief Executive Officer, and a member of the Board of Directors at ACI Worldwide from March 2020 to November 2022. NCR has from time to time entered into various transactions with ACI Worldwide in the ordinary course of business. NCR paid ACI Worldwide approximately $2.9 million, $1.7 million and $1.7 million in the fiscal years ended December 31 2022, 2021, and 2020, respectively, for NCR’s licensing of certain software from ACI Worldwide.

The Distribution from NCR

The distribution will be accomplished by NCR distributing all of its shares of NCR Atleos common stock to holders of NCR common stock entitled to such distribution, as described in the section of this information statement entitled “The Separation and Distribution.” Completion of the distribution will be subject to satisfaction or waiver by NCR of the conditions to the distribution, as described in the section of this information statement entitled “The Separation and Distribution—Conditions to the Distribution.”

Material Agreements with NCR

Following the completion of the spin-off, NCR and NCR Atleos will be independent companies. NCR will not own any shares of our common stock, and we expect that the relationship between NCR and NCR Atleos will be governed by, among others, a separation and distribution agreement, a transition services agreement, a tax matters agreement, certain intellectual property agreements, an employee matters agreement and several commercial agreements. These agreements will provide for the allocation between NCR Atleos and NCR of NCR and NCR Atleos’s assets, employees, liabilities and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after NCR Atleos’s spin-off from NCR, and in the case of commercial agreements, govern the relationship between the parties for certain commercial services.

The material agreements described below are filed as exhibits to the registration statement on Form 10 of which this information statement is a part, and the summaries below set forth the current terms of the agreements that NCR Atleos believes are material. These summaries are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement. The terms of the agreements described below that will be in effect following the spin-off have not yet been finalized; changes to these agreements, some of which may be material, may be made prior to NCR Atleos’s spin-off from NCR.

The Separation and Distribution Agreement

The separation and distribution agreement will set forth NCR Atleos’s agreement with NCR regarding the principal transactions necessary to separate NCR Atleos from NCR. It will also set forth other agreements that govern certain aspects of NCR Atleos’s relationship with NCR after the completion of the distribution. The parties intend to enter into the separation and distribution agreement immediately before the distribution of NCR Atleos common stock to NCR stockholders.

Transfer of Assets and Assumption of Liabilities. The separation and distribution agreement will identify assets to be transferred, liabilities to be assumed, and contracts to be assigned to each of NCR Atleos and NCR as part of the reorganization of NCR, and will describe when and how these transfers, assumptions, and assignments will occur, although many of the transfers, assumptions, and assignments will have already occurred prior to the parties’ entering into the separation and distribution agreement. In particular, the separation and distribution agreement will provide that, subject to the terms and conditions contained in the separation and distribution agreement:

•

All assets constituting “NCR Atleos Assets” will be retained by or transferred to NCR Atleos or one of NCR Atleos’s subsidiaries. NCR Atleos assets consist of, among other things, assets primarily related to the NCR Atleos business, all rights, claims, causes of action and credits to the extent relating to the extent related to any assets or liabilities allocated to NCR Atleos, certain owned and leased real properties designated as NCR Atleos assets and certain subsidiaries of NCR. All other assets of NCR that are not NCR Atleos assets will be retained by or transferred to NCR. These retained assets include, among others, certain owned and leased real property, certain equity interests in certain investments and all rights, claims, causes of action and credits to the extent relating to the extent related to any assets or liabilities allocated to NCR. NCR Atleos shall be entitled to retain a maximum of $450 million of cash and cash equivalents at the time of the distribution (subject to an obligation pursuant to the employee matters agreement to make a $150 million contribution to the U.S. pension plan following the distribution), and will be required to repay any amounts it retains in excess thereof to NCR following the distribution.

•

NCR will transfer to NCR Atleos, and NCR Atleos will assume, certain liabilities, whether accrued or contingent, and whether arising prior to, at or after the distribution, including, among others, all liabilities to the extent relating to the NCR Atleos business and/or the NCR Atleos assets, 50% of certain shared environmental liabilities arising from conduct prior to the distribution if NCR’s annual costs with respect thereto exceed $15 million, 50% of all liabilities of a divested or discontinued business that was divested or discontinued prior to the distribution and liabilities relating to, arising out of or resulting from any registration statement or similar disclosure document related to the separation (including the Registration Statement on Form 10 and this information statement). NCR will retain all other liabilities, including, among others, 50% of all liabilities of a divested or discontinued business that was divested or discontinued prior to the distribution, the first $15 million of annual costs incurred in connection with certain shared environmental liabilities arising from conduct prior to the distribution and 50% of any such costs thereafter and all indemnification obligations to current and former NCR directors and officers.

•

Except as otherwise provided in the separation and distribution agreement or any ancillary agreement, NCR will be responsible for all costs and expenses incurred on or prior to the distribution by NCR or NCR Atleos in connection with the spin-off transaction (including, without limitation, costs and expenses relating to legal counsel, financial advisors, and accounting advisory work related to the separation) and that remain unpaid as of the distribution, other than costs arising in connection with the financing transactions for NCR Atleos’s indebtedness.

The allocation of liabilities with respect to taxes, except for payroll taxes and reporting and other tax matters expressly covered by the employee matters agreement, are solely covered by the tax matters agreement.

Except as may expressly be set forth in the separation and distribution agreement or any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, that any necessary consents or governmental approvals are not obtained, and that any requirements of laws or judgments are not complied with.

Information in this information statement with respect to the assets and liabilities of the parties following the separation is presented based on the allocation of such assets and liabilities pursuant to the separation and distribution agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification or cost-sharing obligation under the separation and distribution agreement and the other agreements relating to the separation may be, and following the separation may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification or cost-sharing obligation with respect to the liability or obligation, as applicable, under the separation and distribution agreement, to satisfy the performance and payment obligations or indemnification or cost-sharing obligations with respect to such legal or contractual liability or obligation.

The Distribution. The separation and distribution agreement will also govern the rights and obligations of the parties regarding the proposed distribution. The separation and distribution agreement provides that prior to the distribution, NCR Atleos shall issue to NCR, either in connection with the conversion of NCR Atleos from a Delaware limited liability company to a Maryland corporation or as a stock dividend, such number of shares of common stock of NCR Atleos (or NCR and NCR Atleos shall take or cause to be taken such other appropriate actions to ensure that NCR has the requisite number of shares of common stock of NCR Atleos) as may be requested by NCR in order to effect the distribution. NCR will cause its agent to distribute to NCR stockholders that hold shares of NCR’s common stock as of the applicable record date all the issued and outstanding shares of NCR Atleos’s common stock. NCR will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the date of the distribution.

Conditions. The separation and distribution agreement will provide that the distribution is subject to several conditions that must be satisfied or waived by NCR in its sole discretion. For further information regarding the conditions relating to NCR Atleos’s separation from NCR, see the section entitled “The Separation and Distribution-Conditions to the Distribution”.

Releases and Indemnifications. Except as otherwise provided in the separation and distribution agreement or any ancillary agreement, each party will release and forever discharge the other party and its subsidiaries and affiliates from all liabilities existing or arising from or relating to any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the distribution, whether or not known as of the distribution, including in connection with the transactions and all other activities to implement the separation or the distribution. The releases will not extend to obligations or liabilities under any agreement between the parties that is not to terminate as of the distribution. In addition, the separation and distribution agreement will provide for cross-indemnities that, except as otherwise provided in the separation and distribution agreement, are principally designed to place financial responsibility for the obligations and liabilities of NCR Atleos’s business with NCR Atleos and financial responsibility for the obligations and liabilities of NCR’s business with NCR. Specifically, each party will, and will cause its subsidiaries and affiliates to, indemnify, defend, and hold harmless the other party, its affiliates and subsidiaries and each of its officers, directors, employees, and agents for any losses arising out of or otherwise in connection with:

•	the liabilities each such party assumed or retained pursuant to the separation and distribution agreement;

•

the failure of a party to pay, perform or otherwise promptly discharge any liability assumed or retained pursuant to the separation and distribution agreement in accordance with their respective terms; and

•	any breach by such party, following the spin-off, of the separation and distribution agreement or any ancillary agreement.

Each party’s aforementioned indemnification obligations will be uncapped; provided that the amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds (net of premium increases) received by the party being indemnified. The separation and distribution agreement will also specify procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes will be governed solely by the tax matters agreement.

Legal Matters. Except as otherwise set forth in the separation and distribution agreement (or as further described below), each party to the separation and distribution agreement will assume the liability for, and control of, all pending, threatened and future legal matters related to its own business or assumed or retained liabilities and will indemnify the other party for any liability arising out of or resulting from such assumed legal matters. The separation and distribution agreement will further describe certain shared environmental liabilities, of which, notwithstanding NCR Atleos’s obligations to pay its portion of these shared liabilities, NCR shall assume defense and responsibility for performing all remedial actions, subject to certain specified exceptions.

Insurance. NCR Atleos will generally be responsible for obtaining and maintaining NCR Atleos’s own insurance coverage and will no longer be an insured party under NCR’s insurance policies following the separation.

Non-Compete. The separation and distribution agreement will include certain noncompetition obligations with respect to each of NCR Atleos and NCR, prohibiting them from engaging in certain future business and activities that relate to the business of the other party. Specifically, and subject to certain exceptions, for a period of three (3) years following the date of the distribution, each of NCR and NCR Atleos will not directly or indirectly own, invest in, operate, manage, control, participate or engage in the business as conducted by the other party immediately following the spin-off.

Dispute Resolution. Subject to certain exceptions, if a dispute arises with NCR arising out of, in connection with, or in relation to the separation and distribution agreement or any ancillary agreement or the transactions contemplated thereby, such other representatives as the parties may designate will negotiate to resolve any disputes for a period of forty-five (45) days, which may be extended by mutual written consent. If the parties do not resolve the dispute and the period is not extended, the chief executive officers of the parties will negotiate for a reasonable period of time, not to extend beyond sixty (60) days from the end of the forty-five (45) day period, unless otherwise agreed to by the parties in writing. If the parties are unable to resolve the dispute in this manner, either party may demand that the dispute be submitted to arbitration administered by JAMS for final determination. The dispute will be exclusively and finally determined by arbitration by, for any dispute asserting claims exceeding $1 million (or equivalent value) or seeking injunctive relief, a panel of three arbitrators and all other disputes shall be conducted by a sole arbitrator. In certain cases, an emergency arbitrator appointed pursuant to JAMS’ rules may make decisions, subject to final determination by the appropriate arbitrator.

Other Matters Governed by the Separation and Distribution Agreement. Other matters governed by the separation and distribution agreement include access to information, confidentiality, treatment of shared contracts, any transfers to be completed following the distribution and the receipt of any related third-party consents, access to insurance policies and treatment of outstanding guarantees and similar credit support.

Transition Services Agreement

In connection with the spin-off, NCR and NCR Atleos will enter into a transition services agreement that will govern the services to be provided by the parties for a limited period of time to facilitate their transition to standalone businesses. The charges for such services are generally intended to allow the service provider to recover all of its direct and indirect costs, generally without profit.

The services to be provided will principally be set forth in one or more schedules attached to the Transition Services Agreement, and include information technology, human resources, payroll, tax and real estate-related services, among others. All services to be provided under the transition services agreement will be provided for a specified period of time depending on the type and scope of the services to be provided, with the term for such services to be no longer than twenty-four (24) months and will include services being provided by both parties currently that NCR and NCR Atleos will need to continue receiving post-spin to operate their respective businesses.

Tax Matters Agreement

In connection with the spin-off, NCR and NCR Atleos will enter into a tax matters agreement that will govern the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes.

The tax matters agreement will provide special rules that allocate tax liabilities in the event the distribution or certain related transactions fail to qualify as transactions that are tax-free for U.S. federal income tax purposes

(other than any cash that NCR shareholders receive in lieu of fractional shares). Under the tax matters agreement, NCR Atleos will generally agree to indemnify NCR and its affiliates against any and all tax-related liabilities incurred by them relating to the distribution and certain related transactions, to the extent caused by any representation by NCR Atleos being incorrect or an acquisition of NCR Atleos’s stock or assets or by any other action undertaken or failure to act by NCR Atleos. This indemnification will apply even if NCR has permitted NCR Atleos to take an action that would otherwise have been prohibited under the tax-related covenants described below.

Pursuant to the tax matters agreement, NCR Atleos will agree to certain covenants that contain restrictions intended to preserve the tax-free status of the distribution and certain related transactions. NCR Atleos may take certain actions prohibited by these covenants only if NCR Atleos obtains and provides to NCR an opinion from a U.S. tax counsel or accountant of recognized national standing, in either case satisfactory to NCR, to the effect that such action would not affect the tax-free status of these transactions, or if NCR Atleos obtains prior written consent of NCR, in its sole and absolute discretion, waiving such requirement. NCR Atleos will be barred from taking any action, or failing to take any action, including any action or failure to take any action that would be inconsistent with the Tax Opinions, where such action or failure to take any action adversely affects the tax-free status of these transactions. In addition, during the period ending two years after the date of the distribution, these covenants will include specific restrictions on NCR Atleos’s (i) discontinuing the active conduct of NCR Atleos’s trade or business; (ii) issuance or sale of stock or other securities (including securities convertible into NCR Atleos stock, but excluding certain compensatory arrangements); (iii) liquidating, merging, or consolidating with any other person; (iv) amending NCR Atleos’s charter (or other organizational documents) or taking any other action, whether through a stockholder vote or otherwise, affecting the voting rights of NCR Atleos common stock; (v) sales of assets outside the ordinary course of business; and (vi) entering into any other corporate transaction which would cause NCR Atleos to undergo a 40% or greater change in its stock ownership.

Employee Matters Agreement

NCR and NCR Atleos will enter into an employee matters agreement in connection with the spin-off to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs, and other related matters. The employee matters agreement will govern certain compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of each company. The employee matters agreement will also govern the treatment of equity-based awards granted by NCR prior to the separation. See “The Separation and Distribution—General—Treatment of Equity Incentive Arrangements.”

Treatment of NCR US pension plan. The employee matters agreement will provide the terms on which NCR Atleos will assume sponsorship of the NCR Corporation US Qualified Pension Plan and retain sponsorship of such plan following the distribution, at which point NCR Atleos will adopt responsibility for the associated pension funding liability, U.S. Pension Benefit Guaranty Corporation (PBGC) premiums, and compliance, reporting and other administrative obligations and costs. Thereafter, NCR Atleos will make the minimum required funding contributions to the pension plan under applicable law, provided that, to the extent that the minimum required contribution for any plan year exceeds $40 million, NCR will reimburse NCR Atleos for 50% of the overage.

Treatment of non-pension NCR benefit plans. The employee matters agreement will provide that, following the completion of the distribution and a transition period, NCR Atleos employees generally will no longer participate in benefit plans sponsored or maintained by NCR and will commence participation in NCR Atleos benefit plans, which are expected to be substantially similar to the existing NCR benefit plans. Employees transferring from NCR to NCR Atleos in connection with the Distribution will not lose any unvested benefits.

General matters. The employee matters agreement will provide that, unless otherwise specified, each party will be responsible for liabilities associated with current and former employees of such party (based on the businesses they have been allocated in the spin-off) and its subsidiaries for purposes of compensation and benefit matters. The employee matters agreement will also provide, subject to customary exceptions, that neither NCR nor NCR Atleos nor their respective subsidiaries will hire or solicit for employment or solicit and enter into in any contractual arrangement for consulting or other professional services any individual who is an employee of the other party or its subsidiaries above the seniority level stipulated in the employee matters agreement for a period of twelve months following the distribution date. The employee matters agreement also will set forth the general principles relating to employee matters both with respect to domestic and international employees, including with respect to workers’ compensation, payroll taxes, regulatory filings, leaves of absence, the provision of comparable benefits, employee service credit, the sharing of employee information and the duplication or acceleration of benefits.

Patent and Technology Cross-License Agreement

In conjunction with the separation, NCR and NCR Atleos will enter into a Patent and Technology Cross-License Agreement. The agreement will set forth the terms and conditions pursuant to which each company and its affiliates will be licensed under the patents and have the right to use the technology of the other company and its affiliates. Those patents and technology primarily relevant to each company and its affiliates will have been identified and transferred between the appropriate companies and their affiliates, as needed, prior to the separation. Each company and its affiliates will be licensed under all of the patents of the other company and its affiliates as of the date of the separation and have the right to use all of the technology of the other company and its affiliates (except for certain technology that is material to the other company and its affiliates) as of the separation to carry out their businesses as of the date of the separation and natural evolutions of their businesses. Natural evolutions will be limited to exclude certain prohibited areas. The license will also apply to products, services and solutions of or provided by each company and its affiliates as of the date of the separation and natural evolutions of them, as previously specified.

Each respective license will be non-exclusive, non-transferable (except as provided below), non-sublicensable (except as provided below), fully paid-up (without the obligation to pay any royalties), perpetual and irrevocable (except with respect to the licensed patents, potentially in the case a licensed patent is challenged by the licensee or any of its affiliates), and worldwide. Each company and its affiliates will have the right to assign their license to its successor and in conjunction with the spin out or sale of one or more portions of each of their businesses or product-, service-, and solution-lines. In conjunction with those assignments, the assignee’s rights will be limited to the business, technology and products, services and solutions of the assignor as of the date of the assignment and natural evolutions of them that are specifically tied to and based on them. Each company and its affiliates will have the right to sublicense its rights to its customers with respect to the products, services, and solutions provided by such company or its affiliates, and to persons and entities working on behalf of or for that company or its affiliates.

To the extent a company or its affiliates improves the technology of the other party or its affiliates, that company and its affiliates will grant a license under any of their patents arising or resulting from those improvements to the other company and its affiliates.

Trademark License Agreement

In conjunction with the separation, NCR and NCR Atleos will enter into a Trademark License Agreement. The agreement will set forth the terms and conditions pursuant to which NCR Atleos and its affiliates will be licensed to use certain trademarks of NCR and its affiliates, including certain NCR trademarks using the term “NCR”, for specified uses necessary to carry out their business.

The license will be non-exclusive with respect to certain of the licensed trademarks and exclusive with respect to other licensed trademarks. The license will also be non-transferable (except as provided below), sublicensable (as provided below), fully paid-up (without the obligation to pay any royalties), and worldwide. NCR Atleos and its affiliates will have the right to assign their license rights to a successor that acquires all or substantially all of NCR Atleos and its affiliates’ assets or equity. In the event that NCR Atleos or its affiliates sell or otherwise dispose of certain businesses or product-, service-, or solution-lines, the acquirer thereof shall cease all use of the licensed trademarks within a specified period after the acquisition. NCR Atleos and its affiliates will have the right to sublicense their rights for purposes of supporting their businesses. The license or portions there of may be terminated by NCR or NCR Atleos in the event of: (i) certain material breaches; or (ii) non-use of one or more licensed trademarks for a specified period of time by the other party.

Certain Commercial Agreements

At or prior to the spin-off we expect to enter into the following agreements with NCR.

A Master Services Agreement, pursuant to which NCR or NCR Atleos or their subsidiaries will provide services to one another following the spin-off. The services provided under this agreement fall broadly into two categories. First, either NCR or NCR Atleos or a subsidiary thereof will provide certain services to the other or subsidiaries thereof in support of services such receiving entity is providing to third-parties following the spin-off. More specifically, as part of the spin-off, NCR or NCR Atleos will cease operations in certain non-U.S. jurisdictions (“Exiting Entity”) and the remaining entity will continue to serve those customers under existing contracts. In connection with this arrangement it is necessary for the Exiting Entity to provide certain support services to the remaining entity to ensure continuity in performance of services to customers. Second, following the spin-off, both NCR and NCR Atleos may operate in the same jurisdiction, but both may not have the capability to provide certain services to its customers that it provided prior to the spin-off, making it necessary to contract with a third-party. Initially, these services will be provided by NCR or NCR Atleos to the other, as applicable. Subject to certain termination rights, the agreement will be for a period of 3 years with successive 12 month auto-renewals, unless one party provides notice of nonrenewal to the other within the appropriate timeframe required by the agreement. The party providing services will indemnify the other for IP infringement claims, personal injury claims, damage to tangible property claims, gross negligence, theft and fraud claims, tax claims, security incident claims, and confidentiality breach claims arising from the provision of such services. The party receiving the services will indemnify the other for gross negligence, theft and fraud claims, and tax claims that, in each case, arise from its receipt of the services.

A Manufacturing Services Agreement (the “Manufacturing Agreement”), pursuant to which NCR Atleos and certain of its subsidiaries will continue to produce self check outs (SCOs) and other specified NCR products (the “Products”) at NCR Atleos’s Chennai, India manufacturing site. The Manufacturing Agreement will be for a fixed term of five years, after which it will expire. The Manufacturing Agreement may not be terminated except for a party’s uncured material breach or a party’s insolvency. Pricing is materials plus cost of conversion plus a percentage markup based on 2023 volumes (in US dollars); pricing for volumes in excess of 2023 volumes will be matched to local (India) market rates. NCR Atleos will warrant that the Products will be free from defects in workmanship and will conform to NCR’s specifications. NCR Atleos will indemnify NCR for claims that allege that any of the following infringes or misappropriates a patent, copyright, or other intellectual property right of the third party (i) NCR Atleos tools or NCR Atleos supplied software used by NCR Atleos or any of its subcontractors under the Manufacturing Agreement, or (ii) manufacturing, assembly, or supply processes used under the Manufacturing Agreement by NCR Atleos or any of its subcontractors, or (iii) a Product that does not conform to the Specifications to the extent that such infringement or misappropriation arises from such nonconformance, or (iv) modifications made to, or items or features included in Products by NCR Atleos without NCR authorization. Neither party will be liable to the other for consequential, incidental, special or incidental damages or losses.

Other Agreements with NCR

NCR Atleos also expects to enter into certain other agreements with NCR at or prior to the spin-off, including a Reseller Agreement, pursuant to which NCR Atleos will have the option (but not the obligation) to sell certain NCR products alongside its products.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date hereof, all of our outstanding shares of common stock are owned by NCR. Immediately after the distribution, NCR will own no shares of our common stock.

The following table provides information with respect to the expected beneficial ownership of our common stock immediately after the distribution by (i) each person who we believe will be a beneficial owner of more than five percent of our outstanding shares of common stock, (ii) each of our expected directors, director nominees, and named executive officers and (iii) all expected directors and executive officers as a group. We based the share amounts on each person’s beneficial ownership of shares of NCR common stock as of July 31, 2023, unless we indicate some other basis for the share amounts, and assuming a distribution ratio of one share of NCR Atleos common stock for every two shares of NCR common stock. Beneficial ownership is determined in accordance with the rules of the SEC.

Security Ownership of Certain Beneficial Owners

Based on the information filed by stockholders of NCR on Schedules 13F, 13D and 13G, reporting beneficial ownership of NCR common stock as of the date of the event which required such filing, we anticipate the following stockholders will beneficially own more than five percent of our common stock immediately following the spin-off.

Name and Address of Beneficial Owner	Shares of NCR Atleos’s Common Stock to be Beneficially Owned Upon the Distribution		% of Class
The Vanguard Group (1) 100 Vanguard Boulevard Malvern, PA 19355	6,945,444	(1)	9.89%
BlackRock, Inc.(2) 55 East 52nd Street New York, NY 10055	6,270,059	(2)	8.93%

(1)

Information, including ownership percentage, is based on a Form 13F-HR filed with the SEC on July 14, 2023 by The Vanguard Group (“Vanguard”), reporting beneficial ownership of 13,890,889 shares of NCR’s stock as of March 31, 2023. In this filing, Vanguard reported sole dispositive power with respect to 13,627,185 of such NCR shares, shared dispositive power with respect to 148,439 of such NCR shares and shared voting power with respect to 115,265 of such NCR shares.

(2)

Information, including ownership percentage, is based on a Form 13F-HR filed with the SEC on May 12, 2023 by BlackRock, Inc. (“BlackRock”), reporting beneficial ownership of 12,540,119 shares of the NCR’s stock as of March 31, 2023. In this filing, BlackRock reported sole power to vote or direct the vote with respect to 12,141,827 of such NCR shares, and sole power to dispose of or to direct the disposition with respect to all 12,540,119 of such NCR shares.

Share Ownership of Executive Officers and Directors

To the extent our directors and officers own shares of NCR common stock at the time of the spin-off, they will participate in the distribution on the same terms as other holders of shares of NCR common stock.

The address of each director, director nominee and executive officer shown in the table below is c/o NCR Atleos, 864 Spring Street NW, Atlanta, Georgia, 30308. None of the directors or NCR Atleos’s executive officers are expected to own one percent or more of NCR Atleos’s common stock

Name and Address of Beneficial Owner	Shares of NCR Atleos’s Common Stock to be Beneficially Owned Upon the Distribution(1)		% of Class
Timothy C. Oliver	239,284	(2)	*
Paul J. Campbell	14,617	(3)	*
Stuart Mackinnon	14,514	(4)	*
Daniel Antilley	14,388	(5)	*
Patricia Watson	531		*
Joseph E. Reece	15,834	(6)	*
Odilon Almeida	—		—
Mary Ellen Baker	—		—
Mark W. Begor	22,325	(7)	*
Michelle Frymire	—		—
Frank Natoli	—		—
Jeffry H. von Gillern	—		—
LaShawne Meriwether	—		—
			*
Directors and executive officers as a group	321,493		*

*	Less than one percent (1%)
(1)

Includes shares of NCR Atleos common stock expected to be held, and options and RSUs expected to be held after the spin-off that will become exercisable or vest, respectively, within 60 days after the table date. Fractional shares are rounded to the nearest whole number.

(2)	Includes 172,712 vested options and 18,087 shares underlying restricted stock units that have vested or will vest within 60 days after the table date.
(3)	Includes 1,386 shares underlying restricted stock units that have vested or will vest within 60 days after the table date deferred under NCR Atleos deferred compensation programs.
(4)	Includes 5,018 vested options.
(5)	Includes 5,331 vested options.
(6)	Includes 13,334 shares underlying restricted stock units that have vested or will vest within 60 days after the table date deferred under NCR Atleos deferred compensation programs.
(7)	Includes 22,065 shares underlying restricted stock units that have vested or will vest within 60 days after the table date deferred under NCR Atleos deferred compensation programs.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following summary sets forth information based on NCR Atleos’s current expectations about the material financing arrangements anticipated to be entered into in connection with the separation and distribution. However, NCR Atleos has not yet entered into definitive agreements with respect to such financing arrangements, and, accordingly, the terms of such financing arrangements are subject to change and such changes may be material. Changes may be made as a result of macroeconomic, industry, market and other conditions. No assurance can be given whether such financing arrangements will occur in the anticipated time frame on favorable terms, or at all.

In connection with the separation and distribution, NCR Atleos expects to enter into financing arrangements providing for indebtedness in an aggregate principal amount of up to $3,435 million, of which approximately $2,935 million will be borrowed prior to the consummation of the separation and distribution of NCR Atleos to NCR stockholders (the “NCR Distribution”). This indebtedness is expected to consist of (i) approximately $2,750 million of secured indebtedness, which may consist of approximately $500 million senior secured revolving credit facility and a mixture of senior secured term A loans, senior secured term B loans and/or senior secured notes, and (ii) approximately $685 million of senior unsecured notes. Such indebtedness is expected to contain customary affirmative and negative covenants, which covenants are expected to include, among others, limitations on NCR Atleos’s ability to incur additional indebtedness, create liens, sell or otherwise dispose of assets, repurchase common stock, pay dividends or make similar distributions on capital stock, repay certain indebtedness, engage in certain affiliate transactions and consummate certain mergers and consolidations. While NCR Atleos has a general expectation on the amount of indebtedness that it will incur as part of the NCR Distribution, such amount is subject to change. Additionally, while NCR Atleos expects to incur such indebtedness pursuant to one or more credit agreements and issuances of senior notes, NCR Atleos has not yet finalized the allocations between such indebtedness. NCR Atleos’s expected indebtedness balance at the time of the spin-off as described herein was determined based on internal capital planning and considered the following factors and assumptions: anticipated business plan, optimal debt levels, operating activities, general economic contingencies, current industry and market conditions, credit rating and desired financing capacity. Many of such assumptions and factors are beyond the control of NCR Atleos and could result in differences than as described herein. For example, depending on future market and other conditions, NCR Atleos may ultimately issue an amount of indebtedness that differs from NCR Atleos’s expectations, the allocation may differ from NCR Atleos’s current intentions, and NCR Atleos may wind up incurring more secured (versus unsecured) indebtedness than NCR Atleos currently anticipates, including potentially incurring entirely secured indebtedness. Any of such changes could cause NCR Atleos’s ultimate cost of capital to differ from the assumptions contained herein.

NCR Atleos intends to use the net proceeds from the sale of any senior secured notes and/or senior unsecured notes, together with the borrowings of any term A loans and term B loans and other available cash on hand, (i) to finance the payment of a cash distribution to NCR, and repay certain other amounts owed to NCR pursuant to existing intercompany indebtedness, in each case, immediately prior to the NCR Distribution, (ii) to pay fees and expenses related to the spin-off (including, without limitation, the fees and expenses with respect to the financing arrangements) and (iii) for general corporate purposes. NCR Atleos may also issue a portion of its indebtedness to NCR as partial consideration for certain assets that will be contributed to NCR Atleos in connection with the separation and NCR is expected to exchange such indebtedness for an equivalent amount of NCR’s existing indebtedness (and to satisfy certain fees and expenses incurred in such transactions), including through the repayment of any additional short-term indebtedness incurred by NCR for the purpose of retiring a portion of NCR’s existing indebtedness. Except to the extent that we elect to maintain certain existing letters of credit in place after the spin-off for our benefit and roll into, backstop or replace under the revolving credit facility such letters of credit, NCR Atleos does not expect to draw down on any material portion of the revolving credit facility in connection with the spin-off and instead intends to use the borrowings under the revolving credit facility to finance working capital and other general corporate purposes of NCR Atleos and its subsidiaries following the spin-off.

In an effort to take advantage of market conditions, the Company may complete certain of the financing transactions prior to the distribution. In such a scenario, the Company may initially issue notes from one or more of its subsidiaries, which will later be merged into the Company (with the Company surviving) no later than simultaneous with the distribution. Proceeds from one or more notes offerings may initially be deposited into an escrow account, and the release from the escrow account of the net proceeds of any notes offering will be subject to the satisfaction of the conditions of any escrow agreement entered into amongst the Company, any financing subsidiary of the Company, the trustee for the notes and the chosen escrow agent.

In addition, prior to the NCR Distribution, NCR Atleos expects to enter into an approximately $120 million trade receivables facility (which balance is not included in the $3,435 million of principal aggregate amount of indebtedness nor the proceeds of $2,935 referenced above) (the “NCR Atleos T/R Facility”), which will allow NCR Atleos’s wholly-owned, bankruptcy remote subsidiary, to sell certain trade receivables on a revolving basis to certain specified purchasers participating in the NCR Atleos T/R Facility.

Nothing in this summary or otherwise herein shall constitute or be deemed to constitute an offer to sell or the solicitation of an offer to buy any securities. The description contained herein and the other information in this information statement regarding any potential offering of securities is included in this information statement solely for informational purposes.

DESCRIPTION OF CAPITAL STOCK

NCR Atleos is currently organized as a Delaware limited liability company. NCR Atleos will convert to a Maryland corporation prior to the spin-off and, in connection with such conversion, NCR Atleos will adopt a charter and bylaws prior to the spin-off. The following is a summary of the expected material terms of NCR Atleos’s capital stock that will be contained in the charter and bylaws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the charter or of the bylaws to be in effect at the time of the spin-off and is qualified by reference to Maryland statutory and common law, including the MGCL, and the full texts of such documents. The summary is qualified in its entirety by reference to these documents, which you should read (along with the applicable provisions of Maryland law) for complete information on NCR Atleos’s capital stock at the time of the spin-off. The charter and bylaws in substantially the form expected to be in effect at the time of the distribution are included as exhibits to NCR Atleos’s registration statement on Form 10, of which this information statement forms a part. NCR Atleos will include its charter and bylaws, as in effect at the time of the distribution, in a Current Report on Form 8-K filed with the SEC.

General

Immediately following the spin-off, NCR Atleos’s authorized capital shall consist of three hundred and fifty million (350,000,000) shares of common stock, par value $0.01 per share, of NCR Atleos and fifty million (50,000,000) shares of preferred stock, par value $0.01 per share, of NCR Atleos. The preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications or terms or conditions of redemption of the preferred stock may be set by the NCR Atleos Board of Directors from time to time.

Common Stock

Immediately following the spin-off, NCR Atleos expects that approximately 70,426,992 shares of its common stock will be issued and outstanding based upon approximately 140,853,985 shares of NCR common stock outstanding as of July 21, 2023. All outstanding shares of NCR Atleos common stock, when issued, will be validly issued, fully paid and nonassessable.

Voting Rights

The holders of the NCR Atleos common stock will be entitled to one vote for each share on all matters voted on by the holders of the NCR Atleos common stock, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the NCR Atleos Board of Directors with respect to any series of preferred stock, the holders of such shares will possess all voting power. The holders of the NCR Atleos common stock will not have any conversion, redemption or preemptive rights to subscribe for any securities of NCR Atleos and generally will not have appraisal rights.

Dividend and Liquidation Rights

Subject to the preferential rights of any outstanding series of preferred stock, the holders of NCR Atleos’s common stock will be entitled to such dividends as may be authorized from time to time by the NCR Atleos Board of Directors and declared by NCR Atleos from assets legally available therefor, and upon liquidation will be entitled to receive pro rata all assets of NCR Atleos available for distribution to such holders.

Preferred Stock

NCR Atleos’s charter will authorize the NCR Atleos Board of Directors to establish one or more classes or series of preferred stock and to determine, with respect to any class or series of preferred stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of such class or series. In any such event, the rights of the holders of the common stock will be subject to the preferential rights of the holders of preferred stock. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by NCR Atleos’s stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which NCR Atleos’s securities may be listed or traded. The NYSE currently requires stockholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase in the number of shares of common stock, or in the amount of voting securities, outstanding of at least 20%.

Certain Provisions of Maryland Law

Business Combinations

The MGCL establishes special requirements for “business combinations” between a Maryland corporation and “interested stockholders” unless exemptions are applicable. An interested stockholder is defined as (i) any person who beneficially owns 10% or more of the voting power of a corporation’s then outstanding voting stock or (ii) an affiliate or associate of the corporation who, at any time within the two-year period immediately before the date in question, was the beneficial owner of 10% or more of the voting power of the corporation’s then outstanding voting stock. Among other things, the law prohibits for a period of five years a merger and other similar transactions between a corporation and an interested stockholder unless the corporation’s board of directors approves the transaction prior to the party becoming an interested stockholder. The five-year period runs from the most recent date on which the interested stockholder became an interested stockholder. After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or which are held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. None of these provisions of Maryland law will apply, however, to business combinations that are approved or exempted by the board of the corporation prior to the time that the interested stockholder becomes an interested stockholder.

Control Share Acquisitions

Maryland law provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights with respect to the control shares except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. “Control shares” are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or shares of stock for which the acquiror is able to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. Except as otherwise specified in the statute, a “control share acquisition” means the acquisition of control shares.

If a person who has made or proposes to make a control share acquisition satisfies certain conditions (including an undertaking to pay expenses), the person may compel the board to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at a meeting of stockholders, then the corporation may redeem any or all of the control shares for fair value, except for control shares for which voting rights previously have been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined without regard to the absence of voting rights for control shares, as of the date of the last control share acquisition by the acquiror or, if a meeting of stockholders is held at which the voting rights of control shares are considered and not approved, as of the date of such meeting.

If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. Some of the limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.

The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation. NCR Atleos’s bylaws will contain a provision exempting acquisitions of shares of NCR Atleos’s stock from the control share acquisition statute. However, the NCR Atleos Board of Directors may amend the bylaws in the future to repeal or modify this exemption, in which case any control shares of NCR Atleos acquired in a control share acquisition will be subject to the control share acquisition statute.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to be subject to any or all of the following five provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•

a requirement that a vacancy on the board be filled only by a vote of the remaining directors (whether or not they constitute a quorum) and for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies; or

•	a majority requirement for the calling of a special meeting of stockholders.

Through provisions in the NCR Atleos charter and bylaws unrelated to Subtitle 8, NCR Atleos will vest in the NCR Atleos Board of Directors the exclusive power to fix the number of directors.

Certain Provisions of Our Expected Charter and Bylaws

Special Meetings of Stockholders

The NCR Atleos Board of Directors, the Chairman of the Board of Directors of NCR Atleos, President of NCR Atleos, or the Chief Executive Officer of NCR Atleos may call a special meeting of NCR Atleos’s stockholders. In addition, the bylaws will provide that a special meeting of NCR Atleos’s stockholders to act on any matter that may properly be considered at a meeting of NCR Atleos’s stockholders shall be called by NCR Atleos’s Secretary upon the written request of stockholders entitled to cast not less than 25 percent of all the votes entitled to be cast on such matter at the meeting and following the procedures and containing the information required by the bylaws.

Advance Notice of Director Nominations and New Business Proposals

NCR Atleos’s bylaws will provide that nominations of individuals for election as directors and proposals of business to be considered by stockholders at any annual meeting may be made only (1) pursuant to NCR Atleos’s notice of the meeting, (2) by or at the direction of the NCR Atleos Board of Directors or (3) by any stockholder of NCR Atleos who was a stockholder of record at the record date for the meeting, at the time of provision of notice and at the time of the meeting (including any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual so nominated or on such other proposed business and who has complied with the advance notice procedures of the NCR Atleos bylaws.

To be timely, a stockholder’s notice will be required to set forth all information and certifications required under NCR Atleos’s bylaws and be delivered to NCR Atleos’s Secretary at the principal executive office of NCR Atleos not earlier than the 150th day nor later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year’s annual meeting (which, for purposes of the bylaws, the date of the proxy statement for the 2023 annual meeting is treated as being as of a date specifically set forth in the bylaws) and in the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year’s annual meeting (which, for purposes of the bylaws, the date of the 2023 annual meeting is treated as being a date specifically set forth in the bylaws), notice by the stockholder to be timely must be delivered not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, on the later of the 120th day prior to the date of such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made.

NCR Atleos’s bylaws will provide that only the business specified in the notice of the meeting may be brought before a special meeting of NCR Atleos’s stockholders. Nominations of individuals for election as directors at a special meeting of stockholders at which directors are to be elected may be made only (1) by or at the direction of the NCR Atleos Board of Directors or (2) if the special meeting has been called in accordance NCR Atleos’s bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record at the record date for the special meeting, at the time of provision of notice and at the time of the special meeting (including any postponement or adjournment thereof), who is entitled to vote at the special meeting in the election of each individual so nominated and who has complied with the advance notice procedures of the bylaws.

A stockholder’s notice will be required in all cases to contain certain information specified by NCR Atleos’s bylaws about the stockholder, its affiliates and any proposed business or nominee for election as a director, including information about the economic interest of the stockholder, its affiliates and any proposed nominee in NCR Atleos.

Election and Removal of Directors

The charter and bylaws of NCR Atleos will provide that the number of NCR Atleos directors may be established only by the NCR Atleos Board of Directors but may not be more than twenty or fewer than the minimum number permitted by the MGCL, which is one. There will be no cumulative voting in the election of directors, and a director will be elected by a majority of the total votes cast for and against such director at a duly called special or annual meeting of stockholders at which a quorum is present; provided, however, that directors will be elected by a plurality of the votes cast at a meeting of stockholders duly called and at which a quorum is present for which the number of nominees is greater than the number of directors to be elected at the meeting.

Except as may be provided by the terms of any class or series of preferred stock, any director may be removed, but only for cause, and then only by the affirmative vote of the holders of a majority of the voting power of all shares of our stock entitled to vote generally in the election of directors.

Any vacancy in the number of directors created by an increase in the number of directors may be filled by a majority of the entire NCR Atleos Board of Directors. Any individual so elected as director shall serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies.

Extraordinary Actions; Amendment to Charter and Bylaws

As permitted by Maryland law, the charter of NCR Atleos will permit NCR Atleos to amend the charter, consolidate, merge, convert into another form of entity, sell all or substantially all of its assets, engage in a statutory share exchange or dissolve if such action is approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

In addition, the bylaws of NCR Atleos may be altered or repealed and new bylaws may be adopted by the affirmative vote of a majority of the total number of directors that NCR Atleos would have if there were no vacancies on the NCR Atleos Board of Directors. The bylaws of NCR Atleos may also be amended, without action by the NCR Atleos Board of Directors, by the affirmative vote of the holders of a majority of the voting power of all shares of NCR Atleos stock entitled to vote generally in the election of directors, voting together as a single class.

Proxy Access

The bylaws of NCR Atleos will include provisions permitting, subject to certain eligibility, procedural and disclosure requirements, qualifying stockholders, or a qualifying group of no more than 20 stockholders, that have maintained continuous ownership of at least three percent of outstanding shares of NCR Atleos common stock for at least the three years prior to the NCR Atleos Secretary’s receipt of such stockholder’s or group of stockholders’ notice to require NCR Atleos to include in its proxy materials for an annual meeting of stockholders a number of director nominees not to exceed the greater of two nominees or 25 percent of the number of directors up for election. Notice of stockholder nominations for persons for election as a director that are to be included in our proxy statement must be delivered or mailed and received at the principal executive office of NCR Atleos, not earlier than the 150th day nor later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year’s annual meeting (which, for purposes of the bylaws, the date of the proxy statement for the 2023 annual meeting is treated as being as of a date specifically set forth in the bylaws) .

Exclusive Forum

NCR Atleos’s bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the U.S. District Court for the District of Maryland, Northern Division, will be the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in the MGCL, other than any action asserting solely claims arising under federal securities laws, including, without limitation, (i) any derivative action or proceeding brought on behalf of NCR Atleos, other than any action asserting solely claims under federal securities laws (ii) any action asserting a claim of breach of any duty owed by any director or officer or other employee of NCR Atleos to NCR Atleos or to the stockholders of NCR Atleos or (iii) any action asserting a claim against NCR Atleos or any director or officer or other employee of NCR Atleos arising pursuant to any provision of the MGCL or the charter or the bylaws of NCR Atleos, or (b) any other action asserting a claim against NCR Atleos or any director or officer or other employee of NCR Atleos that is governed by the internal affairs doctrine. Unless NCR Atleos consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting solely a cause of action arising under the Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring any interest in shares of our stock will be deemed to have notice of and consented to the provisions of our charter and bylaws, including the exclusive forum provision. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder believes is favorable for such disputes and may discourage lawsuits against us and any of our directors, officers or other employees. We believe that requiring these claims to be filed in a single court in Maryland is advisable because (i) litigating these claims in a single court avoids unnecessarily redundant, inconvenient, costly and time-consuming litigation in multiple forums and (ii) Maryland courts are authoritative on matters of Maryland law and Maryland judges have more experience in dealing with issues of Maryland corporate law than judges in any other state.

Anti-Takeover Protections

In addition to any decision by the NCR Atleos Board of Directors to elect to be subject to the provisions of Subtitle 8, described above under the heading – Certain Provisions of Maryland Law, certain provisions in NCR Atleos’s expected charter and bylaws, including, without limitation, the requirement that directors can only be removed for cause and the advance notice provisions of our expected bylaws, could delay, defer or prevent a transaction or a change of control of our company. In addition, the NCR Atleos Board of Directors could issue a class or series of preferred stock that could, depending on the terms of such class or series, impede the completion of a merger, tender offer or other takeover attempt. The NCR Atleos Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of NCR Atleos. The NCR Atleos Board of Directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the NCR Atleos Board of Directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of such stock. There are no present plans to issue any shares of preferred stock.

Comparison of Rights of Holders of NCR Common Stock and NCR Atleos Common Stock

We expect that the rights associated with owning shares of NCR Atleos will generally be the same as that of NCR, subject to the following exceptions: NCR Atleos’s charter and bylaws will exclude certain supermajority voting requirements currently contained in NCR’s charter and bylaws and NCR Atleos’s bylaws will contain an exclusive forum provision, which NCR’s bylaws do not. Specifically, NCR’s charter and bylaws presently require the affirmative vote of the holders of at least 80% of the voting power of all outstanding shares then entitled to vote at an election of directors, voting together as a single class, in order to (i) remove a director from the NCR Board of Directors for cause; (ii) fill the resulting vacancy; (iii) amend, repeal or adopt certain provision of NCR’s bylaws; or (iv) amend, repeal or adopt certain provision of NCR’s charter. Under the planned NCR Atleos charter and bylaws each of these actions will only require the affirmative vote of at least the majority of the voting power of all outstanding shares then entitled to vote at an election of directors, voting together as a single class. NCR Atleos’s bylaws will also contain an exclusive forum provision, as described above.

Indemnification of Directors and Officers

NCR Atleos’s charter and bylaws will provide for indemnification of directors and officers to the fullest extent permitted by Maryland law.

The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. NCR Atleos’s charter will contain such a provision which eliminates such liability to the maximum extent permitted by the MGCL.

NCR Atleos’s charter and bylaws will obligate NCR Atleos, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of a final disposition of a proceeding to (a) NCR Atleos’s present or former directors and officers and (b) any individual who, while serving as a director or officer of NCR Atleos, serves any other entity at NCR Atleos’s request.

The MGCL requires a corporation (unless its charter provides otherwise, which NCR Atleos’s charter will not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to or in which they may be made a party or witness by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met. These indemnification protections will also extend to former managers of NCR Atleos during its time as a Delaware limited liability company.

NCR Atleos expects to purchase and maintain directors’ and officers’ liability insurance that covers certain liabilities and expenses of its directors and officers or any person who is or was or has agreed to become a director or officer of NCR Atleos or is or was serving or who has agreed to serve at the request of NCR Atleos as a director or officer of another corporation, partnership, joint venture, trust or other enterprise and that covers NCR Atleos for reimbursement of payments to its directors and officers and such persons in respect of such liabilities and expenses; provided that such insurance is available on acceptable terms, which determination shall be made by a vote of a majority of the entire NCR Atleos Board of Directors from time to time as appropriate.

Sale of Unregistered Securities

On April 14, 2023, NCR Atleos issued 100 common units to NCR. NCR Atleos did not register the issuance of these units under the Securities Act because such issuance did not constitute a public offering and therefore was exempt from registration pursuant to Section 4(a)(2) of the Securities Act.

Transfer Agent and Registrar

We expect that the transfer agent and registrar for the shares of common stock is Equiniti Trust Company. The transfer agent and registrar’s address is 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120-4100.

Stock Exchange Listing

We expect that NCR Atleos’s common stock will be listed on the NYSE under the symbol “NATL”.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form 10, including exhibits and schedules filed with the registration statement of which this information statement is a part, under the Exchange Act, with respect to our common stock being distributed as contemplated by this registration statement. This information statement is part of, and does not contain all of the information set forth in, the registration statement and exhibits and schedules to the registration statement. For further information with respect to NCR Atleos and our common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document.

As a result of the distribution, NCR Atleos will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements, and other information with the SEC. The SEC maintains a website, www.sec.gov, that contains periodic reports, proxy statements and information statements and other information regarding issuers, like us, that file electronically with the SEC. The registration statement, including its exhibits and schedules, and the periodic reports, proxy statements and information statements and other information that we file electronically with the SEC will be available for your review at the SEC’s website.

You can also find a copy of the registration statement, when available, and our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, in each case, filed with or furnished to the SEC pursuant to the Exchange Act, on our website, www.NCRAtleos.com (which we expect to be operational on or prior to the distribution date), which we will make available free of charge as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Information contained on, or connected to, any website we refer to in this information statement does not and will not constitute a part of this information statement or the registration statement of which this information statement is a part.

We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with United States generally accepted accounting principles and audited and reported on, with an opinion expressed by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

INDEX TO COMBINED FINANCIAL STATEMENTS

NCR ATMCo

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of NCR Corporation

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of NCR ATMCo (the “Company”) as of December 31, 2022 and 2021, and the related combined statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these combined financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the combined financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the combined financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the combined financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition

As described in Note 1 to the combined financial statements, service revenue includes professional consulting and managed services, payment processing services, installation services and maintenance support services, while product revenue includes hardware and software products. The Company’s combined net sales were $4,131 million f or the year ended December 31, 2022. Management records revenue when, or as, performance obligations are satisfied by transferring control of a promised good or service to the customer, in an amount that reflects the consideration management expects to be entitled to in exchange for products and services.

Management evaluates the transfer of control primarily from the customer’s perspective where the customer has the ability to direct the use of and obtain substantially all the remaining benefits from that good or service.

The principal consideration for our determination that performing procedures relating to revenue recognition is a critical audit matter is a high degree of auditor effort in performing procedures related to the product and service revenues.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the combined financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the transfer of control to the customer. These procedures also included, among others (i) evaluating management’s accounting policies related to the recognition of revenue, (ii) testing the completeness, accuracy and occurrence of revenue recognized for a sample of revenue transactions by obtaining and inspecting source documents, such as executed contracts, invoices and evidence of products delivered or services provided, recalculating revenue recognized, and where applicable, obtaining evidence of customer remittance of payment, and (iii) testing the completeness and accuracy of data provided by management.

NCR’s Corporate Expenses Attributable to the Carve-Out Combined Financial Statements

As described in Note 1 to the combined financial statements, on September 15, 2022, NCR Corporation (NCR) announced a plan to separate its businesses into two distinct, publicly traded companies. Under the plan, NCR would execute a spin-off to NCR shareholders of its self-service banking and payments and network businesses. The combined statements of operations include all revenues and costs directly attributable to the Company, including costs for facilities, functions and services used by or for benefit of the Company. The Company has historically functioned together with the other businesses controlled by NCR. Accordingly, the Company relied on NCR’s corporate overhead and other support functions for its business. Therefore, certain corporate overhead and shared costs have been allocated to the Company, including: (i) certain general and administrative expenses related to NCR support functions that are provided on a centralized basis within NCR (e.g., expenses for corporate facilities, executive oversight, treasury, finance, legal, human resources, compliance, information technology, employee benefit plans, stock compensation plans, and other corporate functions) and (ii) certain operations support costs incurred by NCR, including product sourcing, maintenance and support services, and other supply chain functions. These expenses have been allocated to the Company based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method primarily based on revenues, headcount, usage or other allocation methods that are considered to be a reasonable reflection of the utilization of services provided or benefit received by the Company during the periods presented, depending on the nature of the services received.

The principal consideration for our determination that performing procedures relating to NCR’s corporate expenses attributable to carve-out combined financial statements is a critical audit matter is a high degree of auditor effort in performing procedures related to management’s determination and classification of the corporate expenses attributable to the Company.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the combined financial statements. These procedures included, among others (i) evaluating management’s process for determining the allocation methodologies, (ii) testing the completeness and accuracy of the data provided by management, and (iii) testing the completeness, accuracy and classification of expenses between NCR and the Company.

/s/ PricewaterhouseCoopers LLP
Atlanta, Georgia
May 10, 2023

We have served as the Company’s auditor since 2023.

NCR ATMCo

Combined Statements of Operations

For the years ended December 31 (in millions)	2022	2021	2020
Product revenue	$1,098	$1,036	$1,091
Service revenue	3,033	2,513	1,900

Total revenue	4,131	3,549	2,991

Cost of products	972	872	943
Cost of services	2,240	1,785	1,378
Selling, general and administrative expenses	586	537	367
Research and development expenses	64	107	87

Total operating expenses	3,862	3,301	2,775

Income from operations	269	248	216
Related party interest expense, net	(31)	(49)	(6)
Other (expense) income, net	(81)	52	30

Income before income taxes	157	251	240

Income tax expense	50	64	48

Net income	107	187	192

Net (loss) income attributable to noncontrolling interests	(1)	1	1

Net income attributable to NCR ATMCo	$108	$186	$191

The accompanying notes are an integral part of the Combined Financial Statements.

NCR ATMCo

Combined Statements of Comprehensive Income

For the years ended December 31 (in millions)	2022	2021	2020
Net income	$107	$187	$192
Other comprehensive income (loss):
Currency translation adjustments
Currency translation adjustments loss	(52)	(14)	(3)
Derivatives
Unrealized gain on derivatives	117	5	—
Gains on derivatives arising during the period	(9)	—	—
Less income tax expense	(24)	(1)	—
Employee benefit plans
Prior service benefit	—	6	(5)
Amortization of prior service cost	—	1	1
Less income tax (expense) benefit	—	(1)	1

Other comprehensive income (loss)	32	(4)	(6)

Total comprehensive income	139	183	186
Less comprehensive income attributable to noncontrolling interests:
Net (loss) income	(1)	1	1
Currency translation adjustments	(3)	—	—

Amounts attributable to noncontrolling interests	(4)	1	1

Comprehensive income attributable to NCR ATMCo	$143	$182	$185

The accompanying notes are an integral part of the Combined Financial Statements.

NCR ATMCo

Combined Balance Sheets

As of December 31 (in millions)	2022	2021
Assets
Current assets
Cash and cash equivalents	$293	$238
Accounts receivable, net of allowance of $16 and $9 as of December 31, 2022 and 2021, respectively	455	399
Related party receivable, current	47	38
Inventories	419	467
Restricted cash	204	231
Other current assets	231	204

Total current assets	1,649	1,577

Property, plant and equipment, net	412	430
Goodwill	1,949	1,906
Intangibles, net	729	815
Operating lease assets	85	98
Prepaid pension cost	172	250
Deferred income tax assets	317	314
Related party receivable, non-current	336	101
Other assets	123	88

Total assets	$5,772	$5,579

Liabilities and equity
Current liabilities
Short-term borrowings from related party	$108	$208
Accounts payable	350	389
Related party payable, current	13	36
Payroll and benefits liabilities	69	120
Contract liabilities	356	332
Settlement liabilities	212	234
Other current liabilities	261	307

Total current liabilities	1,369	1,626

Long-term borrowings from related party	717	1,182
Pension and indemnity plan liabilities	22	22
Income tax accruals	39	44
Operating lease liabilities	59	67
Deferred income tax liabilities	201	182
Other liabilities	103	120

Total liabilities	2,510	3,243

Commitments and contingencies (Note 8)
Equity
Net parent investment	3,326	2,431
Accumulated other comprehensive loss	(63)	(98)

Total parent’s equity	3,263	2,333

Noncontrolling interests in subsidiaries	(1)	3

Total equity	3,262	2,336

Total liabilities and equity	$5,772	$5,579

The accompanying notes are an integral part of the Combined Financial Statements.

NCR ATMCo

Combined Statements of Cash Flows

For the years ended December 31 (in millions)	2022	2021	2020
Operating activities
Net income	$107	$187	$192
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	127	72	14
Amortization expense	132	87	19
Stock-based compensation expense	66	82	48
Deferred income taxes	(28)	19	(11)
Bargain purchase gain on acquisition	—	—	(7)
Changes in assets and liabilities, net of effects of businesses acquired:
Receivables	(78)	70	159
Related party receivables and payables	(26)	4	(1)
Inventories	(10)	(136)	81
Settlement assets	(10)	(21)	—
Current payables and accrued expenses	(78)	127	(80)
Contract liabilities	44	21	(10)
Accrued compensation and employee benefit plans	62	(88)	(19)
Other assets and liabilities	(34)	25	25

Net cash provided by operating activities	$274	$449	$410

Investing activities
Expenditures for property, plant and equipment	$(58)	$(80)	$(8)
Additions to capitalized software	(39)	(31)	(22)
Business acquisitions, net of cash acquired	(78)	(2,346)	—
Amounts advanced for related party notes receivable	(274)	(40)	(30)
Repayments received from related party notes receivable	32	4	—

Net cash used in investing activities	$(417)	$(2,493)	$(60)

Financing activities
Proceeds from related party borrowings	$68	$1,188	$25
Payments on related party borrowings	(604)	(7)	(21)
Principal payments for finance lease obligations	(2)	(3)	(2)
Net transfers from (to) Parent	721	1,167	(340)

Net cash provided by (used in) financing activities	$183	$2,345	$(338)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(11)	(1)	(20)
Increase (decrease) in cash, cash equivalents and restricted cash	29	300	(8)
Cash, cash equivalents and restricted cash at beginning of period	470	170	178

Cash, cash equivalents and restricted cash at end of period	$499	$470	$170

Supplemental data
Cash paid during the year for:
Income taxes	$32	$42	$48
Related party interest	$55	$17	$9

The accompanying notes are an integral part of the Combined Financial Statements.

NCR ATMCo

Combined Statements of Changes in Equity

In millions	Net Parent Investment	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total
December 31, 2019	$1,097	$(88)	$3	$1,012
Comprehensive income (loss):
Net income	191	—	1	192
Other comprehensive loss	—	(6)	—	(6)

Total comprehensive income (loss)	191	(6)	1	186
Dividends paid to noncontrolling interest	—	—	(1)	(1)
Net transfers to Parent	(292)	—	—	(292)

December 31, 2020	$996	$(94)	$3	$905
Comprehensive income (loss):
Net income	186	—	1	187
Other comprehensive loss	—	(4)	—	(4)

Total comprehensive income (loss)	186	(4)	1	183
Dividends paid to noncontrolling interest	—	—	(1)	(1)
Net transfers from Parent	1,249	—	—	1,249

December 31, 2021	$2,431	$(98)	$3	$2,336
Comprehensive income (loss):
Net income (loss)	108	—	(1)	107
Other comprehensive income (loss)	—	35	(3)	32

Total comprehensive income (loss)	108	35	(4)	139
Net transfers from Parent	787	—	—	787

December 31, 2022	$3,326	$(63)	$(1)	$3,262

The accompanying notes are an integral part of the Combined Financial Statements.

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

On September 15, 2022, NCR Corporation (‘‘NCR’’ or “Parent”) announced its plan to separate its businesses into two distinct, publicly traded companies (the “Separation”). Under the plan, NCR would execute a spin-off (the “Spin-off”) to NCR shareholders of its self-service banking and payments and network businesses (“NCR ATMCo,” the “Company,” “we,” or “our”). Our operations are classified into three reportable segments: (i) Self-Service Banking, (ii) Payments & Network, and (iii) Telecommunications and Technology (“T&T”).

NCR ATMCo has historically operated as a part of NCR; consequently, stand-alone financial statements have not historically been prepared. The accompanying Combined Financial Statements have been derived from NCR’s historical accounting records and are presented on a stand-alone basis as if the Company’s operations had been conducted independently from NCR. The Combined Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the Parent’s historical accounting policies.

The Combined Statements of Operations include all revenues and costs directly attributable to the Company, including costs for facilities, functions and services used by or for the benefit of the Company. The Company has historically functioned together with the other businesses controlled by NCR. Accordingly, the Company relied on NCR’s corporate overhead and other support functions for its business. Therefore, certain corporate overhead and shared costs have been allocated to the Company, including: (i) certain general and administrative expenses related to NCR support functions that are provided on a centralized basis within NCR (e.g., expenses for corporate facilities, executive oversight, treasury, finance, legal, human resources, compliance, information technology, employee benefit plans, stock compensation plans, and other corporate functions) and (ii) certain operations support costs incurred by NCR, including product sourcing, maintenance and support services, and other supply chain functions. These expenses have been specifically identified, when possible, or allocated based on revenues, headcount, usage or other allocation methods that are considered to be a reasonable reflection of the utilization of services provided or benefit received. All charges and allocations for facilities, functions and services performed by NCR have been deemed settled in cash by NCR ATMCo to NCR in the period in which the cost was recorded in the Combined Statements of Operations. Management considers that such allocations have been made on a reasonable basis consistent with benefits received but may not necessarily be indicative of the costs that would have been incurred if the Company had been operated on a standalone basis for the periods presented. The amounts that would have been, or will be incurred, on a stand-alone basis could materially differ from the amounts allocated due to economies of scale, a requirement for more or fewer employees, or other factors. Management does not believe, however, that it is practicable to estimate what these expenses would have been for the periods presented had the Company operated as an independent entity, including any expenses associated with obtaining any of these services from unaffiliated entities. See Note 13, “Related Parties,” for further information.

NCR utilizes a centralized approach to managing its treasury operations. The cash and cash equivalents held by NCR at the corporate level are not specifically identifiable to the Company; and therefore, have not been reflected in the Company’s Combined Balance Sheets. Cash and cash equivalents and restricted cash in the Combined Balance Sheets represent cash and cash equivalents and restricted cash held by legal entities of the Company that are specifically attributable to the Company.

NCR’s external debt and related interest expense have not been attributed to the Company for the periods presented because NCR’s borrowings are neither directly attributable to the Company nor is the Company the legal obligor of such borrowings.

All intracompany accounts and transactions within the Company have been eliminated in the preparation of the Combined Financial Statements. Transactions historically settled in cash between the Company and NCR have been reflected in the Combined Balance Sheets as Related party receivable, Related party payable, or Borrowings from related party with the aggregate net effect of these related party transactions reflected in the Combined Statements of Cash Flows as Related party receivables and payables within operating activities, Amounts advanced for or Repayments received from related party notes receivable in investing activities, or Proceeds from or payments on related party borrowings within financing activities. Other balances between the Company and NCR are considered to be effectively settled in the Combined Financial Statements at the time the transactions are recorded. The aggregate net effect of transactions between the Company and NCR that are not historically settled in cash have been reflected in the Combined Balance Sheets as Net parent investment and in the Combined Statements of Cash Flows as Net transfers from (to) Parent within financing activities. See Note 13, “Related Parties,” for further information.

Current and deferred income taxes have been determined based on the stand-alone results of NCR ATMCo; however, because the Company filed as part of NCR’s tax group in certain jurisdictions, the Company’s actual tax balances may differ from those reported. The Company’s portion of income tax expense for domestic, and certain jurisdictions outside the United States (“U.S.”), are deemed to have been settled in the period the related tax expense was recorded.

Net parent investment in the Combined Balance Sheets represents NCR’s historical investment in NCR ATMCo, the accumulated net earnings after taxes and the net effect of the transactions with and allocations from NCR. See Note 13, “Related Parties,” for further information.

Unless otherwise noted, all figures within the Combined Financial Statements are stated in U.S. Dollars (USD) and millions.

Use of Estimates The preparation of financial statements in accordance with GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the periods reported. Estimates are used when accounting for receivable and inventory reserves, depreciation and amortization of long-lived assets, employee benefit plan obligations, asset retirement obligations, product liabilities, income and withholding taxes, contingencies, valuation of business combinations, and allocations of cost and expenses from the Parent.

Although our estimates contemplate current and expected future conditions, as applicable, it is reasonably possible that actual conditions could differ from our expectations, which could materially affect our results of operations and financial position. In particular, a number of estimates have been and will continue to be affected by the ongoing novel coronavirus (“COVID-19”) pandemic, macroeconomic pressures and geopolitical challenges. The ultimate impact on our overall financial condition and operating results will depend on supply chain challenges and cost escalations including materials, labor and freight, and any additional governmental and public actions taken in response. As a result, our accounting estimates and assumptions may change over time as a consequence of these external factors. Such changes could result in future impairments of goodwill, intangible assets, long-lived assets, incremental credit losses on accounts receivable and decreases in the carrying amount of our tax assets.

Subsequent Events The Combined Financial Statements were derived from the consolidated financial statements of NCR, which issued its annual financial statements as of and for the year ended December 31, 2022 on February 27, 2023. Accordingly, the Company has evaluated transactions for consideration as recognized subsequent events in these financial statements through the date of February 27, 2023. Additionally, the Company has evaluated transactions that occurred through May 10, 2023, the date the Combined Financial Statements were available for issuance, for the purposes of unrecognized subsequent events.

Revenue Recognition The Company records revenue, net of sales tax, when the following five steps have been completed:

•	Identification of the contract(s) with a customer

•	Identification of the performance obligation(s) in the contract

•	Determination of the transaction price

•	Allocation of the transaction price to the performance obligations in the contract

•	Recognition of revenue when, or as, we satisfy performance obligations

The Company records revenue when, or as, performance obligations are satisfied by transferring control of a promised good or service to the customer, in an amount that reflects the consideration we expect to be entitled to in exchange for products and services. The Company evaluates the transfer of control primarily from the customer’s perspective where the customer has the ability to direct the use of and obtain substantially all of the remaining benefits from that good or service. The Company does not adjust the transaction price for taxes collected from customers, as those amounts are netted against amounts remitted to government authorities.

NCR ATMCo enters contracts that include multiple distinct performance obligations, including hardware, software, professional consulting and managed services, payment processing services, installation services and maintenance support services. A promise to a customer is considered distinct when the product or service is both capable of being distinct, and distinct in the context of the contract. For these arrangements, the Company allocates the transaction price, at contract inception, to each distinct performance obligation on a relative standalone selling price basis. The primary method used to estimate standalone selling price is the price that the Company charges for that good or service when the Company sells it separately in similar circumstances to similar customers.

For hardware products, control is generally transferred when the customer has the ability to direct the use of and obtain substantially all of the remaining benefits of the products, which generally coincides with when the customer has assumed title and risk of loss of the goods sold. In certain instances, customer acceptance is required prior to the passage of title and risk of loss of the delivered products. In such cases, revenue is not recognized until the customer acceptance is obtained. Delivery, acceptance, and transfer of title and risk of loss generally occur in the same reporting period. Hardware products may also be included in an ATM as-a-service (“ATMaaS”) package and sold in a bundle with managed services. In these ATMaaS contracts, title to the hardware is not transferred to the customer and there is considered to be an embedded lease in the contract. The ATMaaS packages are not separated into lease and non-lease components and the revenue for the entire ATMaaS contract qualifies for accounting and disclosure as a services contract that is recognized over time as services are performed.

Software products may be sold as perpetual licenses or term-based licenses. Perpetual license revenue is recognized at a point in time when control transfers to the customer and is reported within product revenue. Control is typically transferred when the customer takes possession of, or has access to, the software. Term-based license revenue is recognized at a point in time upon the commencement of the committed term of the contract, concurrent with the possession of the license, and reported within product revenue. The committed term of the contract is typically one to two years due to customer termination rights. If the amount of consideration the Company expects to be paid in exchange for the licenses depends on customer usage, revenue is recognized when the usage occurs.

Our services revenue includes professional consulting and managed services, payment processing services, installation services and maintenance support services.

Professional consulting primarily consists of software implementation, integration, customization and optimization services. Revenue from professional consulting contracts is recognized when the services are completed or customer acceptance of the service is received, if required.

Under our managed service agreements, the Company provides various forms of services, including monitoring, cash management, cash delivery, customer service, on-screen advertising, processing and other services, under one contract package. The Company typically receives a monthly service fee, fee per transaction, or fee per service provided in return for providing the agreed-upon services. The managed services fees are recognized as the related services are provided to the customers.

Payment processing services include surcharge and other fees paid by cardholders and/or the cardholder’s financial institutions for the use of processing services. Surcharge revenues are recognized daily as the associated transactions are processed. In addition, relative to automated-teller machine (“ATM”) transactions, the Company typically receives a majority of the interchange fee paid by the cardholder’s financial institution, net of the amount retained by the payment network, and recognizes the net amount received from the network as revenue. Relative to credit card processing, revenue is comprised of fees charged to the Company’s customers, net of interchange fees and assessments charged by the credit card associations and payment networks, which are pass-through charges collected on behalf of the card issuers and payment networks.

For installation services and maintenance services, control is transferred as the services are provided or ratably over the service period, or, if applicable, after customer acceptance of the service. For recurring services that we perform over a contract term, we analyze if the services are performed evenly throughout the term for fixed consideration. If so, we ratably recognize the corresponding consideration over the committed term. Otherwise, we apply the ‘as invoiced’ practical expedient, for performance obligations satisfied over time, if the amount we may invoice corresponds directly with the value to the customer of the Company’s performance to date. This expedient permits us to recognize revenue in the amount we invoice the customer.

The Company also recognizes revenue related to branding arrangements and providing access to the Company’s surcharge-free network and equipment. Customers may be charged on a per transaction basis or a fixed monthly fee. Under these arrangements, the Company is providing a series of distinct services with similar patterns of transfer to the customer. As a result, these arrangements create performance obligations that are satisfied over-time for which the Company has a right to consideration that corresponds directly with the value of the Company’s performance completed to date. In conjunction with these arrangements, the Company recognizes revenue in the amount that it has a right to receive using the ‘as invoiced’ practical expedient described above. Revenues are generally recognized on a ratable basis over the contract term beginning on the date that our service is made available to the customer, except for transaction-based fee arrangements which are recognized daily as the transactions are processed. Any up-front fees associated with these arrangements are recognized ratably over the life of the arrangement.

Payment terms with our customers are established based on industry and regional practices and generally do not exceed 30 days. We do not typically include extended payment terms in our contracts with customers. As a practical expedient, we do not adjust the promised amount of consideration for the effects of a significant financing component when we expect, at contract inception, that the period between our transfer of a promised product or service to a customer and when the customer pays for that product or service will be one year or less. If the period between transfer of the promised product or service and payment is more than one year, the Company analyzes whether a significant financing component is present. If so, the Company adjusts the total consideration to reflect the significant financing component.

We account for shipping and handling activities related to contracts with customers as costs to fulfill our promise to transfer the associated products, rather than as a separate performance obligation. Accordingly, we record amounts billed for shipping and handling costs as a component of product revenue, and classify such costs as a component of cost of products.

In addition to the standard product warranty, the Company periodically offers extended warranties to its customers in the form of product maintenance services. For maintenance contracts that have been combined with product contracts, the Company defers revenue at an amount based on the relative standalone selling price, and recognizes the deferred revenue over the service term. For non-combined maintenance contracts, the Company defers the stated amount of the separately priced service and recognizes the deferred revenue over the service term.

Remaining Performance Obligations Remaining performance obligations represent the transaction price of contracts for which products have not been delivered or services have not been performed. As of December 31, 2022, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $2.1 billion. The Company expects to recognize revenue on approximately three-quarters of the remaining performance obligations over the next twelve months, with the remainder recognized thereafter. The majority of our professional services are expected to be recognized over the next twelve months, but this is contingent upon a number of factors, including customers’ needs and schedules.

The Company has made three elections which affect the value of remaining performance obligations described above. We do not disclose remaining performance obligations for contracts where variable consideration is directly allocated based on usage or when the original expected duration is one year or less. Additionally, we do not disclose remaining performance obligations for contracts where we recognize revenue from the satisfaction of the performance obligation in accordance with the ‘right to invoice’ practical expedient.

Warranty and Sales Returns Provisions for product warranties and sales returns and allowances are recorded in the period in which the Company becomes obligated to honor the related right, which generally is the period in which the related product revenue is recognized. The Company accrues warranty reserves based upon historical factors such as labor rates, average repair time, travel time, number of service calls per machine and cost of replacement parts. When a sale is consummated, a warranty reserve is recorded based upon the estimated cost to provide the service over the warranty period. The Company accrues sales returns and allowances using percentages of revenue to reflect the Company’s historical average of sales return claims. As of December 31, 2022 and 2021, the Company had total warranty reserves of $10 million and $13 million, respectively, recorded within Other current liabilities and Other liabilities in the Combined Balance Sheets.

Research and Development Costs Research and development costs primarily include payroll and benefit-related costs, contractor fees, facilities costs, infrastructure costs, and administrative expenses directly related to research and development support and are expensed as incurred, except certain software development costs are capitalized after technological feasibility of the software is established.

Stock-based compensation NCR has outstanding stock-based compensation awards, classified as equity awards, measured at grant date, based on the estimated fair value of the award to be recognized over the requisite service period. Forfeitures are recognized as they occur. The Combined Statements of Operations include all stock-based compensation expenses directly attributable to NCR ATMCo employees, as well as an allocation of any stock-based compensation expenses related to NCR corporate and other shared employees. See Note 6, “Stock Compensation Plans,” for further information.

Income Taxes Income taxes as presented in the Combined Financial Statements have been allocated in a manner that is systematic, rational, and consistent with the broad principles of Accounting Standards Codification Topic 740, Income Taxes (“ASC 740”). The Company has historically been included in certain of NCR’s international and U.S. federal, state and local income tax returns, and as part of unitary group/combined returns in relevant states. For purposes of these Combined Financial Statements, income taxes related to NCR ATMCo have been presented as if it were a separate stand-alone taxpayer. Under this approach, the Company determines its current tax liability, deferred tax assets and liabilities, and related tax expense as if it were filing separate tax returns in each tax jurisdiction as a stand-alone entity. Tax attributes such as net operating loss carryovers have been allocated to the Company based on specific identification for the opening period adjusted for current year activity computed using the separate return approach. These attributes, although disclosed herein, may not be the same as those transferred in the Spin-off.

Since the Company’s results are included in NCR’s consolidated tax returns, payments to certain tax authorities are made by NCR, and not by the Company. For tax jurisdictions where the Company is included with NCR in a consolidated tax filing, the Company does not maintain taxes payable to or from NCR and the payments are deemed to be settled immediately with the legal entities paying the tax in the respective tax jurisdictions through changes in Net parent investment.

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The deferred tax assets and liabilities are determined based on the enacted tax rates expected to apply in the periods in which the deferred tax assets or liabilities are anticipated to be settled or realized.

We regularly review our deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The determination as to whether a deferred tax asset will be realized is made on a jurisdictional basis and is based on the evaluation of positive and negative evidence. This evidence includes historical taxable income, projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies. Projected future taxable income is based on our expected results and assumptions as to the jurisdiction in which the income will be earned. The expected timing of the reversals of existing temporary differences is based on current tax law and our tax methods of accounting.

If we are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, or if the tax laws change unfavorably, then we could be required to increase our valuation allowance against our deferred tax assets, resulting in an increase in our effective tax rate.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the Combined Financial Statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law until such time that the related tax benefits are recognized.

Segment Reporting We evaluated segment reporting in accordance with ASC 280, Segment Reporting, and concluded that NCR ATMCo is comprised of three operating segments. This conclusion is based on the discrete operating results regularly reviewed by the chief operating decision maker (“CODM”) to assess the performance of the business and to make resource allocations. These three operating segments also represent our three reportable segments: (i) Self-Service Banking, (ii) Payments & Network, and (iii) T&T.

Cash, Cash Equivalents, and Restricted Cash All short-term, highly liquid investments having original maturities of three months or less, including time deposits, are considered to be cash equivalents.

The reconciliation of cash, cash equivalents and restricted cash in the Combined Statements of Cash Flows, as of December 31 is as follows:

In millions	Balance Sheet Location	2022	2021	2020
Cash and cash equivalents	Cash and cash equivalents	$293	$238	$167
Long-term restricted cash	Other assets	2	1	3
Short-term restricted cash	Restricted cash	204	231	—

Total cash, cash equivalents and restricted cash		$499	$470	$170

ATM Cash Management Program Our business includes the operation of ATMs under Company-owned ATM placements, merchant-owned ATM placements, and managed services. The Company relies on arrangements with various banks to provide the cash that it uses to fill its Company-owned, and in some cases merchant-owned and managed services ATMs. The Company refers to such cash as “vault cash.” The Company pays a monthly rental fee based on the average outstanding vault cash balance, as well as fees related to the bundling and preparation of such cash prior to it being loaded in the ATMs. At all times, beneficial ownership of the cash is retained by the vault cash providers and the Company has no right or access to the cash except for the ATMs that are serviced by the Company’s wholly-owned cash-in-transit operations in the United Kingdom. While the United Kingdom cash-in-transit operations have physical access to the cash loaded in the ATMs, beneficial ownership of that cash remains with the vault cash provider at all times. The Company’s vault cash arrangements expire at various times through December 2027. Based on the foregoing, the ATM vault cash, and the related obligations, are not reflected in the Combined Financial Statements. The average outstanding vault cash balance in the Company’s ATMs for the year ended December 31, 2022 was approximately $4.1 billion.

Accounts Receivable, net Accounts receivable, net includes amounts billed and currently due from customers as well as amounts unbilled that typically result from sales under contracts where revenue recognized exceeds the amount billed to the customer and where the Company has an unconditional right to consideration. The amounts due are stated at their net estimated realizable value.

Allowance for Credit Losses on Accounts Receivable Allowances for credit losses on accounts receivable are recognized when reasonable and supportable forecasts affect the expected collectability. This requires us to make our best estimate of the current expected losses inherent in our accounts receivable at each balance sheet date. These estimates require consideration of historical loss experience, adjusted for current conditions, forward looking indicators, trends in customer payment frequency and judgments about the probable effects of relevant observable data, including present and future economic conditions and the financial health of specific customers and market sectors. This policy is applied consistently among all of our operating segments. We continue to evaluate our reserves in light of the age and quality of our outstanding accounts receivable, risks to specific industries or countries, as well as the COVID-19 pandemic, and adjust the reserves accordingly.

The allowance for credit losses as of December 31, 2022 and 2021 was $16 million and $9 million, respectively. For the years ending December 31, 2022, 2021 and 2020, the Company recorded an expense of $8 million, a benefit of $(5) million and an expense of $5 million, respectively. The Company recorded immaterial write-offs against the allowance for the years ending December 31, 2022, 2021 and 2020, respectively. See Note 14, “Supplemental Financial Information,” for further information.

Inventories Inventories are stated at the lower of cost or net realizable value, using the average cost method. Cost includes materials, labor and manufacturing overhead related to the purchase and production of inventories. Service parts are included in inventories and include re-workable and non-reworkable service parts. The Company regularly reviews inventory quantities on hand, future purchase commitments with suppliers and the estimated utility of inventory. If the review indicates a reduction in utility below carrying value, inventory is reduced to a new cost basis. Excess and obsolete write-offs are established based on forecasted usage, orders, technological obsolescence and inventory aging.

Contract Assets and Liabilities Contract assets include unbilled amounts where the right to payment is not solely subject to the passage of time. Amounts may not exceed their net realizable value. Contract liabilities consist of advance payments, billings in excess of revenue recognized and deferred revenue.

Our contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period. If the net position is a contract asset, the current portion is included in Other current assets and the non-current portion is included in Other assets in the Combined Balance Sheets. If the net position is a contract liability, the current portion is included in Contract liabilities and the non-current portion is included in Other liabilities in the Combined Balance Sheets. As of December 31, 2022, and 2021, no contracts were in a net asset position.

The following table presents the net contract asset and contract liability balances as of December 31, 2022 and 2021:

In millions	Balance Sheet Location	2022	2021
Current portion of contract liabilities	Contract liabilities	$356	$332
Non-current portion of contract liabilities	Other liabilities	$31	$43

During the twelve months ended December 31, 2022, 2021 and 2020, the Company recognized $251 million, $271 million, and $249 million, respectively, in revenue that was included in contract liabilities as of December 31, 2021, 2020, and 2019 respectively.

Deferred Commissions Our incremental costs of obtaining a contract, which consist of certain sales commissions, are deferred and amortized on a straight-line basis over the period of expected benefit. We determined the period of expected benefit by taking into consideration customer contracts, the estimated life of the customer relationship, including renewals when the renewal commission is not commensurate with the initial commission, the expected life of the underlying technology and other factors. We classify deferred commissions as current or non-current based on the timing of when we expect to recognize the expense. The current and non-current portions of deferred commissions are included in Other current assets and Other assets, respectively, in the Combined Balance Sheets. Amortization of deferred commissions is included in Selling, general and administrative expenses in the Combined Statements of Operations.

Settlement Processing Assets and Obligations Funds settlement refers to the process of transferring funds for sales and credits between card issuers and merchants or financial institutions. The debit network is used to transfer the information and funds in either direction between the sponsoring bank and card issuing bank to complete the link between merchants or financial institutions and card issuers. In certain of our processing arrangements, merchant funding occurs after the sponsoring bank or the Company receives the funds from the card issuer through the card networks, creating a settlement obligation to the merchant or financial institution on the Company’s Combined Balance Sheets. In a limited number of other arrangements, the sponsoring bank funds the merchants before it receives the net settlement funds from the card networks, creating a settlement asset on the Company’s Combined Balance Sheets.

Settlement processing assets consist of settlement assets due from customers and receivables from merchants corresponding to the discount fee related to reimbursement of the interchange expense, our receivables from the processing bank or Electronic Funds Transfer (“EFT”) network for transactions that have occurred and have been funded to merchants or financial institutions in advance of receipt of card association funding, restricted cash balances that are not yet due to merchants or financial institutions, merchant reserves held, sponsoring bank reserves and exception items, such as customer chargeback amounts receivable from merchants. Settlement processing obligations consist primarily of merchant reserves, our liability to the processing bank or merchant for transactions for which we have received funding from the members or networks but have not funded merchants or financial institutions as well as certain exception items. Settlement processing assets other than restricted cash are recorded within Other current assets and settlement processing liabilities are recorded within Settlement liabilities in the Combined Balance Sheets. Cash related to settlement processing is recorded within Restricted cash in the Combined Balance Sheets. As of December 31, 2022 and 2021, settlement processing assets were $236 million and $253 million, respectively, including Restricted cash of $204 million and $231 million, respectively, and settlement processing liabilities were $212 million and $234 million, respectively.

Capitalized Software Certain direct development costs associated with internal-use software are capitalized within Other assets and amortized over the estimated useful lives of the resulting software. NCR ATMCo typically amortizes capitalized internal-use software on a straight-line basis over four to seven years beginning when the asset is substantially ready for use, as this is considered to approximate the usage pattern of the software. When it becomes probable that internal-use software being developed will not be completed or placed into service, the internal-use software is reported at the lower of the carrying amount or fair value.

Costs incurred for the development of software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established. These costs are included within Other assets and are amortized on a sum-of-the-years’ digits or straight-line basis over the estimated useful lives ranging from three to five years, using the method that most closely approximates the sales pattern of the software. Amortization begins when the product is available for general release. Costs capitalized include direct labor and related overhead costs. Costs incurred prior to technological feasibility or after general release are expensed as incurred. NCR ATMCo performs periodic reviews to ensure that unamortized program costs remain recoverable from future revenue. If future revenue does not support the unamortized program costs, the amount by which the unamortized capitalized cost of a software product exceeds the net realizable value is written off.

The following table identifies the activity relating to total capitalized software which primarily relate to software that will be sold, leased or otherwise marketed:

In millions	2022	2021	2020
Beginning balance as of January 1	$62	$35	$28
Capitalization	39	31	22
Amortization	(32)	(32)	(15)
Capitalized software acquired	—	28	—

Ending balance as of December 31	$69	$62	$35

Goodwill and Other Intangible Assets Goodwill represents the excess of purchase price over the fair value of the net tangible and identifiable intangible assets of businesses acquired. Goodwill is tested at the reporting unit level for impairment on an annual basis during the fourth quarter or more frequently if certain events occur indicating that the carrying value of goodwill may be impaired. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include a decline in expected cash flows, a significant adverse change in legal factors or in the business climate, a decision to sell a business, unanticipated competition, or slower growth rates, among others.

In the evaluation of goodwill for impairment, we have the option to perform a qualitative assessment to determine whether further impairment testing is necessary or to perform a quantitative assessment by comparing the fair value of a reporting unit to its carrying amount, including goodwill. Under the qualitative assessment, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. If, under the quantitative assessment, the fair value of a reporting unit is less than its carrying amount, then the amount of the impairment loss, if any, is determined based on the amount by which the carrying amount exceeds the fair value up to the total value of goodwill assigned to the reporting unit. Fair values of the reporting units are estimated using a weighted methodology considering the output from both the income and market approaches. The income approach incorporates the use of discounted cash flow (“DCF”) analysis. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including revenue growth rates, earnings before interest, taxes, depreciation, and amortization (“EBITDA”) margin and discount rates. Several of these assumptions vary among reporting units. The cash flow forecasts are generally based on approved strategic operating plans. The market approach is performed using the Guideline Public Companies method which is based on earnings multiple data. See Note 3, “Goodwill and Purchased Intangible Assets,” for further information.

Acquired intangible assets other than goodwill are amortized over their weighted average amortization period unless they are determined to be indefinite. Acquired intangible assets are carried at cost, less accumulated amortization. For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish the carrying value. The fair value of acquired intangible assets is determined using common techniques, and the Company employs assumptions developed using the perspective of a market participant.

Through the acquisition of Moon Inc., dba LibertyX, the Company began buying and selling Bitcoin. The Company records owned Bitcoin as an indefinite lived intangible in accordance with ASC 350, Intangibles - Goodwill and Other.

Property, Plant and Equipment Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the related assets primarily on a straight-line basis. Buildings are depreciated over 25 to 45 years, machinery and other equipment are depreciated over 3 to 20 years, and leasehold improvements are depreciated over the life of the lease or the asset, whichever is shorter. Upon retirement or disposition of property, plant and equipment, the related cost and accumulated depreciation or amortization are removed from the Company’s accounts, and a gain or loss is recorded. Depreciation expense related to property, plant and equipment was $127 million, $72 million, and $14 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Also reported in property and equipment are ATMs and the associated equipment the Company has acquired for future installation or has temporarily removed from service and plans to re-deploy. Significant refurbishment costs that extend the useful life of an asset, or enhance its functionality, are capitalized and depreciated over the estimated remaining life of the improved asset. Maintenance costs are expensed as incurred.

Valuation of Long-Lived Assets Long-lived assets such as property, plant and equipment and finite-lived intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable or in the period in which the held for sale criteria are met. For assets held and used, this analysis consists of comparing the asset’s carrying value to the expected future cash flows to be generated from the asset on an undiscounted basis. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded. Fair values are determined based on quoted market values, discounted cash flows, or external appraisals, as applicable. Long-lived assets are reviewed for impairment at the individual asset or the asset group level for which the lowest level of independent cash flows can be identified. See Note 3, “Goodwill and Purchased Intangible Assets,” for further information.

Leasing The Company determines whether an arrangement is a lease at the inception of the arrangement based on the terms and conditions in the contract. A contract contains a lease if there is an identified asset and the Company has the right to control the asset.

We lease property, vehicles and equipment under operating and financing leases. For leases with terms greater than twelve months, we record the related asset and obligation at the present value of lease payments over the term. We determine the lease term by assuming the exercise of renewal options that are reasonably certain. Leases with a lease term of twelve months or less at inception are not recorded on our Combined Balance Sheets and are expensed on a straight-line basis over the lease term in our Combined Statements of Operations. Our leases may include rental escalation clauses, renewal options and/or termination options that are factored into our determination of lease payments, when appropriate. When available, we use the rate implicit in the lease to discount lease payments to present value; however, most of our leases do not provide a readily determinable implicit rate. Therefore, we must estimate our incremental borrowing rate to discount the lease payments based on information available at lease commencement. Our incremental borrowing rate was based on our Parent’s credit-adjusted risk-free rate at commencement date, which best approximates a secured rate over a similar term of lease. Additionally, we do not separate lease and non-lease components for any asset classes, except for those leases embedded in certain service arrangements. Fixed and in-substance fixed payments are included in the recognition of the operating and financing assets and lease liabilities; however, variable lease payments, other than those based on a rate or index, are recognized in the Combined Statements of Operations in the period in which the obligation for those payments is incurred. The Company’s variable lease payments generally relate to payments tied to various indices, non-lease components and payments above a contractual minimum fixed payment.

Pension, Postretirement and Postemployment Benefits Certain of the Company’s employees, former employees, and retirees participate in pension, postretirement and postemployment plans sponsored by either NCR ATMCo (“Dedicated Plans”) or NCR (“Shared Plans”).

Pension, postretirement and postemployment benefit costs are developed from actuarial valuations. Actuarial assumptions are established to anticipate future events and are used in calculating the expense and liabilities relating to these plans. These factors include assumptions about interest rates, expected investment return on plan assets, rate of increase in healthcare costs, involuntary turnover rates, and rates of future compensation increases. In addition, subjective factors, such as withdrawal rates and mortality rates are used to develop the plans’ valuations. These assumptions are reviewed and updated on an annual basis. The actuarial assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension, postretirement or postemployment benefits expense, and the related assets and liabilities the Company has recorded or may record.

The Company accounts for the Dedicated Plans as single employer plans with the net funded status of the plans recognized as an asset or liability on the Combined Balance Sheets. See Note 7, “Employee Benefit Plans,” for further information.

The Company accounts for the Shared Plans as multiemployer plans and therefore the related assets and liabilities are not reflected in the Combined Balance Sheets. The Combined Statement of Income reflects a proportional allocation of service costs for the Shared Plans associated with the Company. These costs are considered to have been settled with NCR at the time of allocation of these expenses to the Company. See Note 7, “Employee Benefit Plans,” for further information.

Legal Contingencies In the normal course of business, the Company is subject to various proceedings, lawsuits, claims and other matters, including, for example, those that relate to the environment and health and safety, labor and employment, employee benefits, import/export compliance, intellectual property, data privacy and security, product liability, commercial disputes and regulatory compliance, among others. Additionally, the Company is subject to diverse and complex laws, regulations, and standards, including those relating to environmental safety and the discharge of materials into the environment, product safety, import and export compliance, data privacy and security, antitrust and competition, government contracting, anti-corruption, and labor and human resources, which are rapidly changing and subject to many possible changes in the future. Compliance with these laws and regulations, including changes in accounting standards, and taxation requirements, among others, may create a substantial burden on, and substantially increase the costs to, NCR ATMCo or could have an impact on NCR ATMCo’s future operating results. NCR ATMCo believes that the amounts provided in its Combined Financial Statements are adequate in light of the probable and estimable liabilities. However, there can be no assurances that the actual amounts required to satisfy alleged liabilities from various lawsuits, claims, legal proceedings and other matters, discussed in Note 8, “Commitments and Contingencies,” and to comply with applicable laws and regulations, will not exceed the amounts reflected in NCR ATMCo’s Combined Financial Statements or will not have a material adverse effect on the Company’s combined results of operations, financial condition or cash flows. Any costs that may be incurred in excess of those amounts provided as of December 31, 2022 cannot currently be reasonably determined or are not currently considered probable. Legal fees and expenses related to loss contingencies are typically expensed as incurred.

Asset Retirement Obligations (“ARO”) The Company estimates the fair value of future ARO expenditures associated with the costs to deinstall its ATMs, and in some cases, restore the ATM sites to their original condition. ARO estimates are based on a number of assumptions, including: (i) the types of ATMs that are installed, (ii) the relative mix where the ATMs are installed (i.e., whether such ATMs are located in single-merchant locations or in locations associated with large, geographically-dispersed retail chains), (iii) whether the Company will ultimately be required to refurbish the merchant store locations upon the removal of the related ATMs, and (iv) the timing of the estimated ARO payments. The Company recognizes the fair value of future ARO expenditures as a liability on a pooled basis based on the estimated deinstallation dates in the period in which it is incurred and can be reasonably estimated. The Company’s fair value estimates for ARO related liabilities generally involves discounting expected future cash flows based on the historical experience of deinstallation. ARO costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset’s estimated useful life, which is based on the average time period that an ATM is installed in a location before being deinstalled. Subsequent to recognizing the initial liability, the Company recognizes an ongoing expense for changes in such liabilities due to the passage of time (i.e., accretion expense), which is recorded in Cost of services in the Combined Statements of Operations. As the liability is not revalued on a recurring basis, it is periodically reviewed for reasonableness based on current machine count and updated cost estimates to deinstall ATMs. Upon settlement of the liability, the Company recognizes a gain or loss for any difference between the settlement amount and the liability recorded, which is recorded in Cost of services in the Combined Statements of Operations. As of December 31, 2022 and 2021, the Company had total ARO of $61 million and $65 million, respectively, recorded within Other liabilities in the Combined Balance Sheets.

Foreign Currency For many NCR ATMCo international operations, the local currency is designated as the functional currency. Accordingly, assets and liabilities are translated into U.S. Dollars at year-end exchange rates, and revenue and expenses are translated at average exchange rates prevailing during the year. Currency translation adjustments from local functional currency countries resulting from fluctuations in exchange rates are recorded in Other comprehensive income (loss). Remeasurement adjustments are recorded in Other (expense) income, net.

Derivative Instruments In the normal course of business, NCR ATMCo enters into various financial instruments, including derivative financial instruments. The Company accounts for derivatives as either assets or liabilities in the Combined Balance Sheets at fair value and recognizes the resulting gains or losses as adjustments to earnings or other comprehensive income (loss). For derivative instruments that are designated and qualify as hedging instruments, the Company formally documents the relationship between hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedge transactions. Hedging activities are transacted only with highly rated institutions, reducing exposure to credit risk in the event of nonperformance. Additionally, the Company completes assessments related to the risk of counterparty nonperformance on a regular basis.

The accounting for changes in fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company has designated the hedging instrument, based on the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. For derivative instruments designated as fair value hedges, the effective portion of the hedge is recorded as an offset to the change in the fair value of the hedged item, and the ineffective portion of the hedge, if any, is recorded in the Combined Statement of Operations. For derivative instruments designated as cash flow hedges and determined to be highly effective, the gains or losses are deferred in Other comprehensive income (loss) and recognized in the determination of income as adjustments of carrying amounts when the underlying hedged transaction is realized, canceled or otherwise terminated. When hedging certain foreign currency transactions of a long-term investment nature (net investments in foreign operations), gains and losses are recorded in the currency translation adjustment component of Accumulated other comprehensive loss (“AOCL”). Gains and losses on foreign exchange contracts that are not used to hedge currency transactions of a long-term investment nature, or that are not designated as cash flow or fair value hedges, are recognized in Other (expense) income, net as exchange rates change.

Fair Value of Assets and Liabilities Fair value is defined as an exit price, representing an amount that would be received to sell an asset or the amount paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance prioritizes the inputs used to measure fair value into the following 3-tier fair value hierarchy:

•	Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities

•

Level 2: Unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs, other than quoted prices in active markets, that are observable either directly or indirectly

•	Level 3: Unobservable inputs for which there is little or no market data

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on a quarterly basis. Changes to the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

The Company measures its financial assets and financial liabilities at fair value based on one or more of the following three valuation techniques:

•	Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

•	Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).

•	Income approach: Techniques to convert future amounts to a single present amount based upon market expectations (including present value techniques, option pricing and excess earnings models).

We regularly review our investments to determine whether a decline in fair value, if any, below the cost basis is other than temporary. If the decline in the fair value is determined to be other than temporary, the cost basis of the security is written down to fair value and the amount of the write-down is included in the Combined Statement of Operations. For qualifying investments in debt or equity securities, a temporary impairment charge would be recognized in Other comprehensive income (loss).

Noncontrolling Interests in Subsidiaries Ownership interests in the Company’s subsidiaries held by parties other than us are presented separately from Net parent investment as Noncontrolling interests within equity on the Combined Balance Sheets. The amount of net income attributable to the Company and the noncontrolling interests are both presented on the Combined Statements of Operations. The activity attributable to noncontrolling interests for the years ended December 31, 2022, 2021 and 2020 are presented in the Combined Statements of Changes in Equity.

Recent Accounting Pronouncements

Accounting Pronouncements Issued But Not Yet Adopted

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, with new guidance for contract assets and contract liabilities acquired in a business combination. The new guidance requires contract assets and contract liabilities, such as deferred revenue, acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with Accounting Standard Codification (“ASC”) 606, Revenue from Contracts with Customers. Prior to the issuance of this guidance, contract assets and contract liabilities were recognized by the acquirer at fair value on the acquisition date. The accounting standards update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022, with early adoption permitted and should be applied prospectively to acquisitions occurring on or after the effective date. The adoption of this accounting standards update is not expected to have a material effect on the Company’s net income, cash flows or financial condition.

Although there are several other new accounting pronouncements issued by the FASB and not yet adopted by or effective for the Company, the Company does not believe any of these accounting pronouncements will have a material impact on its Combined Financial Statements.

Adoption of New Accounting Pronouncements in fiscal 2022

In March 2022, the SEC staff released Staff Accounting Bulletin No. 121 (“SAB 121”), which expressed the views of the SEC staff regarding the accounting for obligations to safeguard crypto-assets an entity holds for users of its crypto platform. This guidance requires entities that hold crypto-assets on behalf of platform users to recognize a liability to reflect the entity’s obligation to safeguard the crypto-assets held for its platform users. The liability should be measured at initial recognition and each reporting date at the fair value of the crypto-assets that the entity is responsible for holding for its platform users. The entity should also recognize an asset at the same time that it recognizes the safeguarding liability, measured at initial recognition and each reporting date at the fair value of the crypto-assets held for its platform users. SAB 121 also includes guidance on disclosures related to the Company’s safeguarding of crypto-assets. This guidance is effective from the first interim or annual period after June 15, 2022 and should be applied retrospectively to the beginning of the fiscal year to which the interim or annual period relates. The Company adopted this guidance in the interim period ending June 30, 2022; however, as the Company is not currently offering digital asset safeguarding services to its customers, the adoption of this guidance did not have an impact on the Company’s net income, cash flows or financial condition.

Adoption of New Accounting Pronouncements in fiscal 2021

In July 2021, the FASB issued ASU 2021-05, Leases (Topic 842): Lessors-Certain Leases with Variable Lease Payments, with new guidance for lessors with lease contracts that have variable lease payments. Under the new guidance, a lease which includes variable lease payments which do not depend on a reference index or rate and would have resulted in the recognition of a selling loss at lease commencement if classified as sales-type or direct financing are now to be classified as operating. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021, with early adoption permitted. The accounting standards update was adopted using the transition guidance of early application and we will apply the standard prospectively to all new hardware arrangements where NCR is the lessor. The adoption of the accounting standard did not have a material effect on the Company’s net income, cash flows or financial condition.

Adoption of New Accounting Pronouncements in fiscal 2020

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, with new guidance on accounting for credit losses on financial instruments. The new guidance includes an impairment model for estimating credit losses that is based on expected losses, rather than incurred losses. This accounting standards update is effective prospectively for fiscal years and interim periods beginning after December 15, 2019, with early adoption permitted. The adoption of this accounting standards update did not have a material effect on the Company’s net income, cash flows or financial condition.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, with new guidance on fair value measurement disclosure requirements that requires the disclosure of additions to and transfers into and out of Level 3 of the fair value hierarchy. This accounting standards update also requires disclosure about the uncertainty in measurement as of the reporting date. The new standard became effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 with early adoption permitted. The adoption of this accounting standards update did not have a material impact on the financial statement disclosures.

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that Is a Service Contract, related to accounting for implementation costs incurred in a cloud computing arrangement that is also a service contract. If a cloud computing arrangement also includes an internal-use software, an intangible asset is recognized, and a liability is recognized for any payments related to the software license. However, if a cloud computing arrangement does not include a software license, the entity should account for the arrangement as a service contract and any fees associated with the service are expensed as incurred. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The adoption of this accounting standards update did not have a material effect on the Company’s net income, cash flows or financial condition.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, with new guidance that removes certain exceptions for recognizing deferred taxes for investments, performing intra-period allocation and calculating income taxes in interim periods. This accounting standards update also adds guidance to reduce complexity in certain areas, including recognizing measures for the accounting for income taxes. This accounting standards update is effective for fiscal years and interim periods beginning after December 15, 2020, with early adoption permitted. The adoption of this accounting standards update did not have a material impact on the Company’s net income, cash flows or financial condition.

Although there are several other new accounting pronouncements issued by the FASB and adopted by or effective for the Company, the Company does not believe any of these accounting pronouncements had a material impact on its Combined Financial Statements.

2. BUSINESS COMBINATIONS

2022 ACQUISITIONS

Acquisition of LibertyX

On January 5, 2022, the Company completed its acquisition of Moon Inc., dba LibertyX, a leading cryptocurrency software provider, with the goal of enabling NCR ATMCo to provide digital currency solutions, including the ability to buy Bitcoin and conduct cross-border remittance. All of the outstanding shares of LibertyX were purchased for $1 million cash consideration and approximately 1.4 million shares of NCR’s common stock at a price of $42.13 per share. Also, approximately 0.2 million outstanding unvested LibertyX option awards were converted into NCR awards pursuant to an exchange ratio as defined in the acquisition agreement. LibertyX stock option awards were converted into NCR stock option awards with an exercise price per share for option awards equal to the exercise price per share of such stock option award immediately prior to the completion of the acquisition divided by the exchange ratio and vested immediately. The value of the option awards was deemed attributable to services already rendered and was included as a portion of the purchase price. Total purchase consideration for the LibertyX acquisition was approximately $69 million.

Recording of Assets Acquired and Liabilities Assumed The fair value of consideration transferred was allocated to the identifiable assets acquired and liabilities assumed based upon their estimated fair values as of the date of the acquisition as set forth below. The amounts for intangible assets are based on third-party valuations performed. The final allocation of the purchase price is as follows:

In millions	Fair Value
Cash acquired	$2
Tangible assets acquired	3
Acquired intangible assets other than goodwill	38
Acquired goodwill	40
Deferred tax liabilities	(10)
Liabilities assumed	(4)

Total purchase consideration	$69

The Company utilized various methods of the income, cost, and market approaches depending on the asset or liability being fair valued to determine the allocation of purchase price. The estimation of fair value required significant judgment related to future net cash flows (including revenue growth rate, EBITDA margins, and customer attrition), discount rates reflecting the risk inherent in each cash flow stream, competitive trends, market comparables, and other factors. Inputs were generally determined by taking into account historical data (supplemented by current and anticipated market conditions) and growth rates.

Direct customer relationships and technology software were valued using an excess earnings method. Significant assumptions used in the discounted cash flow analysis for (i) direct customer relationships were the revenue growth rate, customer attrition rate, and discount rate, and (ii) technology—software were the revenue growth rate, EBITDA margins, and discount rate.

Goodwill represents the future economic benefits arising from other assets acquired that could not be individually separately recognized. The goodwill arising from the acquisition consists of revenue and cost synergies expected from combining the operations of NCR ATMCo and LibertyX and is not deductible for tax purposes. The goodwill arising from the LibertyX acquisition has been allocated to our Payments & Network segment. Refer to Note 3, “Goodwill and Purchased Intangible Assets,” for the carrying amounts of goodwill by segment.

The following table sets forth the components of the intangible assets acquired as of the acquisition date:

	Fair Value	Weighted Average Amortization Period (1)
	In millions	In years
Direct customer relationships	$5	10
Technology—Software	30	13
Non-compete	1	1
Tradenames	2	2

Total acquired intangible assets	$38

(1)

Determination of the weighted average period of the individual categories of intangible assets was based on the nature of applicable intangible asset and the expected future cash flows to be derived from the intangible asset. Amortization of intangible assets with definite lives is recognized over the period of time the assets are expected to contribute to future cash flows.

The operating results of LibertyX have been included within the Company’s results since the closing date of the acquisition. Supplemental pro forma information and actual revenue and earnings since the acquisition date have not been provided as the acquisition did not have a material impact on the Company’s Combined Financial Statements.

In connection with the closing of the LibertyX acquisition, the Company did not incur material transaction costs.

Acquisition of FIS Payment Solutions

On July 1, 2022, the Company completed its acquisition of the India ATM business of FIS Payment Solutions & Services Private Limited (“FIS Payment Solutions”) for consideration of $19 million, of which $12 million was paid in cash as of December 31, 2022. The India ATM business acquisition did not have a material impact on the Company’s Combined Financial Statements.

In connection with the closing of the FIS Payment Solutions acquisition, the Company did not incur material transaction costs.

2021 ACQUISITIONS

Acquisition of Cardtronics plc

On January 25, 2021, the Company entered into a definitive agreement to acquire all outstanding shares of Cardtronics for $39.00 per share (the “Cardtronics Transaction”). The legal closing of the Cardtronics Transaction occurred on June 21, 2021.

Cardtronics is the world’s largest Independent ATM Deployer (“IAD”), according to the recent Global ATM Market and Forecasts to 2027 Report from RBR, an independent and third party publication. Our Cardtronics network enables cash transactions by converting digital currency into physical cash at over 285,000 ATMs across 10 countries in North America, Europe, Asia-Pacific, and Africa.

Purchase Price Consideration The purchase consideration transferred consisted of the following:

In millions	Purchase Consideration
Cash paid to common stockholders and holders of certain restricted stock and stock option awards	$1,775
Debt repaid by NCR ATMCo on behalf of Cardtronics	809
Transaction costs paid by NCR ATMCo on behalf of Cardtronics	57
Fair value of converted Cardtronics awards attributable to pre-combination services	19
Settlement of pre-existing relationships	14

Total purchase consideration	$2,674

Other than certain outstanding restricted stock and stock option awards issued to directors which were paid out in cash at closing, the Company converted outstanding unvested Cardtronics awards into NCR awards pursuant to an exchange ratio as defined in the acquisition agreement. Each restricted stock award that was outstanding, whether performance-based or time-based, was converted into time-based awards, and will continue to be governed by the same vesting terms as the original Cardtronics awards. Cardtronics stock option awards were converted into NCR stock option awards with an exercise price per share for option awards equal to the exercise price per share of such stock option award immediately prior to the completion of the acquisition divided by the exchange ratio, and will continue to be governed generally by the same terms and conditions as were applicable prior to the acquisition. The amounts attributable to services already rendered were included as an adjustment to the purchase price and the amounts attributable to future services will be expensed over the remaining vesting period, net of estimated forfeitures. The fair value of options that the Company assumed in connection with the acquisition of Cardtronics were estimated using the Black-Scholes model.

Recording of Assets Acquired and Liabilities Assumed The fair value of consideration transferred to acquire Cardtronics was allocated to the identifiable assets acquired and liabilities assumed based upon their estimated fair values as of the date of the acquisition as set forth below. The allocation of the purchase price was finalized in June 2022.

The allocation of the purchase price is as follows:

In millions	Fair Value
Assets acquired:
Cash and restricted cash	$291
Trade accounts receivable	85
Prepaid expenses, other current assets and other assets	193
Property, plant and equipment	362
Estimated acquisition-related intangible assets	864

Total assets acquired	$1,795

Deferred income tax liabilities	177
Liabilities assumed	556

Net assets acquired, excluding goodwill	1,062

Total purchase consideration	2,674

Acquired goodwill	$1,612

The Company utilized various methods of the income, cost, and market approaches depending on the asset or liability being fair valued to determine the allocation of purchase price. The estimation of fair value required significant judgment related to future net cash flows (including revenue growth rate, EBITDA margins, and customer attrition), discount rates reflecting the risk inherent in each cash flow stream, competitive trends, market comparables, and other factors. Inputs were generally determined by taking into account historical data (supplemented by current and anticipated market conditions) and growth rates.

Direct customer relationships and technology software were valued using an excess earnings method. Significant assumptions used in the discounted cash flow analysis for (i) direct customer relationships were the revenue growth rate, customer attrition rate, and discount rate, and (ii) technology—software were the revenue growth rate, EBITDA margins, and discount rate.

Goodwill represents the future economic benefits arising from other assets acquired that could not be separately recognized. The goodwill arising from the acquisition consists of revenue and cost synergies expected from combining the operations of NCR ATMCo and Cardtronics. It was determined that $139 million of the goodwill recognized in connection with the acquisition will be deductible for tax purposes. The goodwill arising from the acquisition has been allocated to our Payments & Network segment. Refer to Note 3, “Goodwill and Purchased Intangible Assets,” for the carrying amounts of goodwill by segment.

The following table sets forth the components of the intangible assets acquired:

	Fair Value	Weighted Average Amortization Period (1)
	In millions	In years
Direct customer relationships	$373	15
Technology—Software	441	8
Non-compete	1	1
Tradenames	49	4

Total acquired intangible assets	$864

(1)

Determination of the weighted average period of the individual categories of intangible assets was based on the nature of the applicable intangible asset and the expected future cash flows to be derived from the intangible asset. Amortization of intangible assets with definite lives is recognized over the period of time the assets are expected to contribute to future cash flows.

In connection with the closing of the Cardtronics acquisition, the Company incurred transaction costs of $46 million for the year ended December 31, 2021, which has been included within Selling, general and administrative expenses in the Combined Statement of Operations.

Unaudited Pro forma Information The following unaudited pro forma information presents the combined results of NCR ATMCo and Cardtronics for the year ended December 31, 2021 and for the year ended December 31, 2020. The unaudited pro forma information is presented for illustrative purposes only. It is not necessarily indicative of the results of operations of future periods, or the results of operations that actually would have been realized had the entities been a single company during the periods presented or the results that the combined company will experience after the acquisition. The unaudited pro forma information does not give effect to the potential impact of current financial conditions, regulatory matters or any anticipated synergies, operating efficiencies or cost savings that may be associated with the acquisition. The unaudited pro forma information also does not include any integration costs or remaining future transaction costs that the companies may incur related to the acquisition as part of combining the operations of the companies.

The Combined Statements of Operations includes Cardtronics revenue of $627 million and income before income taxes of $39 million, which includes the impact of purchase accounting adjustments, for the period from June 21, 2021 through December 31, 2021.

The unaudited pro forma combined results of operations, assuming the acquisition had occurred on January 1, 2020, are as follows:

In millions	2021	2020
Revenue	$4,027	$3,994
Net income attributable to NCR ATMCo	$375	$53

The unaudited pro forma results for the year ended December 31, 2021 include:

•	$53 million in eliminated intercompany revenue and cost between NCR ATMCo and Cardtronics;

•	$25 million, net of tax, in additional amortization expense for acquired intangible assets; and

•	$87 million, net of tax, in eliminated transaction costs as if those costs were incurred prior to 2021.

The unaudited pro forma results for the year ended December 31, 2020 include:

•	$91 million in eliminated intercompany revenue and cost between NCR ATMCo and Cardtronics;

•	$51 million, net of tax, in additional amortization expense for acquired intangible assets; and

•	$65 million, net of tax, of transaction costs as if those costs were incurred in the period.

2020 ACQUISITION

Acquisition of Origami

On April 9, 2020, the Company completed its acquisition of Origami Brasil Tecnologia e Serviços em Automação Ltda. (“Origami”) for consideration of $5 million, of which $2 million was payable in cash within two years of the acquisition date, subject to certain conditions, and the remaining $3 million is payable in cash within six years of the acquisition date, subject to purchase price adjustments.

In connection with the closing of the Origami acquisition, the Company did not incur material transaction costs.

3. GOODWILL AND PURCHASED INTANGIBLE ASSETS

Goodwill by Segment The carrying amounts of goodwill by segment as of December 31 are included in the tables below. Foreign currency fluctuations are included within the other adjustments.

In millions	Self- Service Banking(1)	Payments & Network	Total
Balance as of December 31, 2020	$258	$44	$302

Additions	—	1,604	1,604

Balance as of December 31, 2021	258	1,648	1,906

Additions	—	40	40
Other (2)	(4)	7	3

Balance as of December 31, 2022	$254	$1,695	$1,949

(1)	The carrying amount of goodwill for the Self-Service Banking segment is presented net of accumulated impairment losses of $16 million as of each period end.
(2)

Other activities for the Payments & Network segment in 2022 include $(1) million of foreign currency fluctuations and $8 million of additional goodwill recognized as part of the Company’s finalization of purchase accounting for the Cardtronics acquisition in 2021.

Additions during the year ended December 31, 2022, include immaterial purchase accounting adjustments related to the Cardtronics acquisition as well as the goodwill acquired through the LibertyX transaction on January 5, 2022. For additional information on these business combinations, refer to Note 2, “Business Combinations.”

As discussed in Note 1, “Basis of Presentation and Significant Accounting Policies,” management completed the annual goodwill impairment test during the fourth quarter of 2022. The Company elected to perform a qualitative assessment for all reporting units. This assessment included, but was not limited to, our consideration of macroeconomic conditions such as the impact of the COVID-19 pandemic, the war in Eastern Europe, foreign currency fluctuations, and significant cost inflation to the current year cash flows, the potential impacts to future cash flows as well as the excess of the fair value over the carrying value from the assessment performed as of January 1, 2022. Based on the qualitative assessments completed, it was determined that it was more likely than not that the fair value of each reporting unit was in excess of the carrying value. However, if the actual results differ from our expectations for any of our reporting units, there is a possibility we would have to perform an interim impairment test in 2023, which could lead to an impairment of goodwill or other assets.

Identifiable Intangible Assets The Company’s purchased intangible assets, reported in Intangibles, net in the Combined Balance Sheets, were specifically identified when acquired, and are deemed to have finite lives. The gross carrying amount and accumulated amortization for the Company’s identifiable intangible assets were as set forth in the table below.

		2022		2021
In millions	Amortization Period (in Years)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Direct customer relationships	1 - 15	$389	$(58)	$394	$(31)
Technology—software	3 - 8	494	(125)	474	(65)
Tradenames	1 - 10	50	(21)	51	(8)

Total identifiable intangible assets		$933	$(204)	$919	$(104)

Amortization expense related to identifiable intangible assets was $100 million, $55 million, and $4 million for the years ended December 31, 2022, 2021, and 2020 respectively.

The aggregate estimated amortization expense for identifiable intangible assets for the following periods is:

	For the years ended December 31, (estimated)
In millions	2023	2024	2025	2026	2027
Amortization expense	$102	$97	$93	$85	$77

4. SEGMENT INFORMATION AND CONCENTRATIONS

The Company manages and reports its business in the following segments:

•

Self-Service Banking—Offers solutions to enable customers in the financial services industry to reduce costs, generate new revenue streams and enhance customer loyalty. These solutions include a comprehensive line of ATM hardware and software, and related installation, maintenance, and managed and professional services. We also offer solutions to manage and run the ATM channel end-to-end for financial institutions that include back office, cash management, software management and ATM deployment, among others.

•

Payments & Network—Provides a cost-effective way for financial institutions, fintechs, and neobanks to reach and serve their customers through our network of ATMs and multi-functioning financial services kiosks. We offer credit unions, banks, digital banks, fintechs, stored-value debit card issuers, and other consumer financial services providers access to our Allpoint retail-based ATM network, providing convenient and fee-free cash withdrawal and deposit access to their customers and cardholders as well as the ability to convert a digital value to cash, or vice versa, via NCRPay360. We also provide ATM branding solutions to financial institutions as well as ATM management and services to retailers and other businesses.

•

T&T—Offers managed network and infrastructure services to enterprise clients across all industries via direct relationships with communications service providers and technology manufacturers. Our customers rely on us as a strategic partner to help them reduce complexity, improve cost efficiency, and enable global geographical reach. We deliver expert professional, field, and remote services for modern network technologies including Software-Defined Wide Area Networking, Network Functions Virtualization, Wireless Local Area Networks, Optical Networking, and Edge Networks.

Corporate and Other includes income and expenses related to corporate functions and certain allocations from our Parent that are not specifically attributable to an individual reportable segment along with certain other immaterial business operations that do not represent a reportable segment.

These segments represent components of the Company for which separate financial information is available that is utilized on a regular basis by the CODM in assessing segment performance and in allocating the Company’s resources. Management evaluates the performance of the segments based on revenue and Adjusted EBITDA. NCR ATMCo determines Adjusted EBITDA based on GAAP net income attributable to NCR ATMCo plus interest expense, net; plus income tax expense (benefit); plus depreciation and amortization; plus acquisition-related costs; plus pension mark-to-market adjustments, pension settlements, pension curtailments and pension special termination benefits; plus transformation and restructuring costs (which includes integration, severance and other exit and disposal costs); plus stock-based compensation expense; plus other (expense) income items. These adjustments are considered non-operational or non-recurring in nature and are excluded from the Adjusted EBITDA metric utilized by our CODM in evaluating segment performance.

Assets are not allocated to segments, and thus are not included in the assessment of segment performance. Consequently, we do not disclose total assets by reportable segment.

The accounting policies used to determine the results of the operating segments are the same as those utilized for the Combined Financial Statements as a whole. Inter-segment sales and transfers are not material.

Special Item Related to Russia The war in Eastern Europe and related sanctions imposed on Russia and related actors by the United States and other jurisdictions required us to commence the orderly wind down of our operations in Russia beginning in the first quarter of 2022. As of December 31, 2022, we have ceased operations in Russia and are in the process of dissolving our only subsidiary in Russia. As a result, our presentation of segment revenue and Adjusted EBITDA exclude the immaterial impact of our operating results in Russia, as well as the impact of impairments taken to write down the carrying value of assets and liabilities, severance charges, and the assessment of collectability on revenue recognition. We consider this to be a non-recurring special item and management has reviewed the results of its business segments excluding these impacts.

The following table presents revenue and operating income by segment for the years ended December 31:

In millions	2022	2021	2020
Revenue by segment
Self-Service Banking	$2,582	$2,530	$2,527
Payments & Network	1,198	600	23
T&T	219	253	301

Total segment revenue	3,999	3,383	2,851
Other(1)	123	118	99
Other adjustments(2)	9	48	41

Combined revenue	$4,131	$3,549	$2,991

Adjusted EBITDA by segment
Self-Service Banking	$549	$600	$543
Payments & Network	352	214	13
T&T	47	57	58

Total segment adjusted EBITDA	$948	$871	$614
Segment adjusted EBITDA	$948	$871	$614
Less unallocated amounts:
Corporate and other income and expenses not allocated to segments	263	285	221
Related party interest expense, net	31	49	6
Income tax expense	50	64	48
Depreciation and amortization expense	159	104	29
Acquisition-related amortization of intangibles	100	55	4
Stock-based compensation expense	66	82	48
Acquisition-related costs	8	95	(6)
Transformation and restructuring	63	25	89
Pension mark-to-market adjustments	78	(70)	(3)
Russia operations	22	(4)	(13)

Net income attributable to NCR ATMCo	$108	$186	$191

(1)	Other revenue represents certain other immaterial business operations that do not represent a reportable segment
(2)

Other adjustments reflect the revenue attributable to the Company’s operations in Russia that were excluded from management’s measure of revenue due to our decision to suspend sales to Russia and the anticipated orderly wind down of our operations in Russia.

The following table presents recurring revenue and all other products and services that is recognized at a point in time for NCR ATMCo for the years ended December 31:

In millions	2022	2021	2020
Recurring revenue (1)	$2,754	$2,120	$1,480
All other products and services	1,377	1,429	1,511

Total revenue	$4,131	$3,549	$2,991

(1)

Recurring revenue includes all revenue streams from contracts where there is a predictable revenue pattern that will occur at regular intervals with a relatively high degree of certainty. This includes hardware and software maintenance revenue, processing revenue, interchange and network revenue, Bitcoin-related revenue, and certain professional services arrangements, as well as term-based software license arrangements that include customer termination rights.

Revenue is attributed to the geographic area to which the product is delivered or in which the service is provided. The following table presents revenue by geographic area for NCR ATMCo for the years ended December 31:

In millions	2022	%	2021	%	2020	%
Revenue by Geographic Area
United States	$1,859	45%	$1,443	41%	$1,136	38%
Americas (excluding United States)	512	12%	488	14%	416	14%
United Kingdom (“UK”)	307	7%	229	6%	110	4%
Europe, Middle East and Africa (excluding UK)	929	23%	950	27%	922	31%
Asia Pacific	524	13%	439	12%	407	13%

Total revenue	$4,131	100%	$3,549	100%	$2,991	100%

The following table presents property, plant and equipment by geographic area as of December 31:

In millions	2022	2021
Property, plant and equipment, net
United States	$215	$217
Americas (excluding United States)	24	21
Europe, Middle East and Africa	126	168
Asia Pacific	47	24

Total property, plant and equipment, net	$412	$430

Concentrations No single customer accounts for more than 10% of NCR ATMCo’s combined revenue and accounts receivable as of and for the years ended December 31, 2022, 2021, and 2020. As of December 31, 2022, 2021, and 2020, NCR ATMCo is not aware of any significant concentration of business transacted with a particular customer that could, if suddenly eliminated, have a material adverse effect on NCR ATMCo operations. NCR ATMCo also lacks a concentration of available sources of labor, services, licenses or other rights that could, if suddenly eliminated, have a material adverse effect on its operations.

A number of NCR ATMCo’s products, systems and solutions rely primarily on specific suppliers for microprocessors and other component products, manufactured assemblies, operating systems, commercial software and other central components. NCR ATMCo also utilizes contract manufacturers in order to complete manufacturing activities. There can be no assurances that any sudden impact to the availability or cost of these technologies or services would not have a material adverse effect on NCR ATMCo’s operations.

5. INCOME TAXES

For purposes of our Combined Financial Statements, income taxes have been calculated as if NCR ATMCo files income tax returns for itself on a standalone basis. Our U.S. operations and certain of our non-U.S. operations historically have been included in the income tax returns of NCR or its subsidiaries. We believe the assumptions supporting the allocation and presentation of income taxes on a separate return basis are reasonable. However, our tax results, as presented in the combined financial statements, may not be reflective of the results that NCR ATMCo expects to generate in the future.

For the years ended December 31, income before income taxes consisted of the following:

In millions	2022	2021	2020
United States	$(88)	$(92)	$(96)
Foreign	245	343	336

Total income before income taxes	$157	$251	$240

For the years ended December 31, income tax expense (benefit) consisted of the following:

In millions	2022	2021	2020
Current
Federal	$8	$5	$16
State	2	2	1
Foreign	68	38	42
Deferred
Federal	(13)	16	(15)
State	1	(8)	—
Foreign	(16)	11	4

Total income tax expense	$50	$64	$48

The following table presents the principal components of the difference between the effective tax rate and the U.S. federal statutory income tax rate for the years ended December 31:

In millions	2022	2021	2020
Income tax expense at the U.S. federal tax rate of 21%	$33	$53	$50
Foreign income tax differential	(2)	(8)	(25)
Additional U.S. tax on foreign income	1	16	14
State and local income taxes (net of federal effect)	3	(2)	(1)
Nondeductible transaction costs	—	4	—
Disallowed executive compensation	7	10	4
Excess benefit/deficit from share-based payments	(1)	(2)	2
Other U.S. permanent book/tax differences	1	1	—
Change in branch tax status	—	4	—
Research and development tax credits	(1)	(1)	(1)
Foreign tax law changes	—	(6)	(2)
Valuation allowances	(1)	(2)	9
Change in liability for unrecognized tax benefits	(1)	(5)	(3)
Change in tax estimates for prior periods	10	—	1
Other, net	1	2	—

Total income tax expense	$50	$64	$48

The Company did not provide additional U.S. income tax or foreign withholding taxes, if any, on approximately $3.4 billion of undistributed earnings of its foreign subsidiaries, given the intention continues to be that those earnings are reinvested indefinitely. The amount of unrecognized deferred tax liability associated with these indefinitely reinvested earnings is approximately $117 million. The unrecognized deferred tax liability is made up of a combination of United States and state income taxes and foreign withholding taxes.

We regularly review our deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The determination as to whether a deferred tax asset will be realized is made on a jurisdictional basis and is based on the evaluation of positive and negative evidence. This evidence includes historical taxable income/loss, projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies.

Deferred income tax assets and liabilities included in the Combined Balance Sheets as of December 31 were as follows:

In millions	2022	2021
Deferred income tax assets
Tax loss and credit carryforwards	$270	$263
Other balance sheet reserves and allowances	54	67
Capitalized research and development	16	15
Property, plant and equipment	—	3
Lease liabilities	16	19
Other	11	10

Total deferred income tax assets	$367	$377
Valuation allowance	(169)	(168)

Net deferred income tax assets	$198	$209

Deferred income tax liabilities
Right of use assets	$17	$20
Intangible assets	30	2
Employee pension and other benefits	33	47
Capitalized software	2	8

Total deferred income tax liabilities	$82	$77

Total net deferred income tax assets	$116	$132

The Company has previously recorded valuation allowances related to certain deferred tax assets due to the uncertainty of the ultimate realization of the future benefits from those assets. The recorded valuation allowances cover deferred tax assets, primarily tax loss carryforwards, in tax jurisdictions where there is uncertainty as to the ultimate realization of those tax losses and credits. If we are unable to generate sufficient future taxable income of the proper source in the time period within which the temporary differences underlying our deferred tax assets become deductible, or before the expiration of our loss and credit carryforwards, additional valuation allowances could be required.

The valuation allowance as of December 31, 2022 and 2021 was $169 million and $168 million, respectively. For the years ending December 31, 2022, 2021 and 2020 the Company recognized a (benefit) expense of $(1) million, $(2) million and $9 million, respectively. For the years ending December 31, 2022, 2021 and 2020 the Company recorded other adjustments of $2 million, $19 million and $4 million, respectively.

As of December 31, 2022, the Company had U.S. federal, U.S. state (tax effected), and foreign tax attribute carryforwards of approximately $985 million. The net operating loss carryforwards that are subject to expiration will expire in the years 2022 through 2039.

The aggregate changes in the balance of our gross unrecognized tax benefits were as follows for the years ended December 31:

In millions	2022	2021	2020
Gross unrecognized tax benefits—January 1	$35	$39	$64
Increases related to tax provisions from prior years	1	6	4
Decreases related to tax provisions from prior years	(6)	(4)	(6)
Increases related to tax provisions taken during the current year	6	2	1
Settlements with tax authorities	(2)	(2)	(18)
Lapses of statutes of limitation	(2)	(5)	(2)
Settlements (closed out to Net Parent investment)	—	(1)	(4)

Total gross unrecognized tax benefits—December 31	$32	$35	$39

Of the total amount of gross unrecognized tax benefits as of December 31, 2022, $24 million would affect our effective tax rate if realized.

The Company’s liability arising from uncertain tax positions is recorded in Income tax accruals and Other liabilities in the Combined Balance Sheets.

We recognized interest and penalties associated with uncertain tax positions as part of the provision for income taxes in our Combined Statements of Operations of $0 million, $3 million of benefit, and $5 million of benefit for the years ended December 31, 2022, 2021, and 2020, respectively. The gross amount of interest and penalties accrued as of December 31, 2022, and 2021 was $14 million and $16 million, respectively.

The Company is part of NCR’s consolidated U.S. federal income tax return, as well as separate and combined NCR income tax returns in numerous state and international jurisdictions. NCR is under examination by numerous tax authorities in various jurisdictions globally. U.S. federal tax years remain open from 2018 forward. Years beginning on or after 2007 are still open to examination by certain foreign taxing authorities, including India, Egypt, and other major taxing jurisdictions. We are not reporting liabilities associated with specific uncertain tax positions or correlative deferred tax balances related to jurisdictions in which we are a member of an NCR consolidated tax filing to the balance sheet, as such uncertainties will be retained or indemnified by NCR.

As of December 31, 2022, we estimate that it is reasonably possible that unrecognized tax benefits may decrease by $2 million to $4 million in the next twelve months due to the resolution of these tax matters.

6. STOCK COMPENSATION PLANS

Certain employees of the Company participate in NCR’s Stock Incentive Plan (“SIP”). The SIP allows for stock-based compensation in a number of forms, including restricted stock units, stock-options, employee stock purchase plan and other cash-based or shared-based awards. The following disclosures represent the portion of NCR’s program in which NCR ATMCo employees participate. All awards granted under the program consist of NCR common shares. Accordingly, the amounts presented are not necessarily indicative of future performance and do not necessarily reflect the results that NCR ATMCo would have experienced as an independent, publicly-traded company for the periods presented.

Restricted stock-unit awards granted to our employees under the SIP plans generally vest over periods ranging from 12 to 48 months and can be subject to service-based and/or performance based conditions.

Stock-based compensation costs for all SIP awards are measured based upon fair value on the grant date and are recognized over the requisite service period. Stock-based compensation expense recognized in the Combined Financial Statements is determined based upon employees who participate in the NCR SIP and who exclusively support NCR ATMCo operations, as well as an allocation of NCR’s corporate and shared employee stock-based compensation expenses.

Total stock-based compensation expense for employees who exclusively support NCR ATMCo operations was $31 million, $30 million and $13 million for the years ended December 31, 2022, 2021 and 2020, respectively. Total stock-based compensation expense allocated to NCR ATMCo for corporate and shared employees was $35 million, $52 million and $35 million for the years ended December 31, 2022, 2021 and 2020, respectively. Stock-based compensation expense is recognized within Operating expenses in our Combined Statements of Operations, depending on the nature of the employee’s role in our operations.

The Company recorded stock-based compensation expense specific to employees who exclusively support NCR ATMCo operations for the years ended December 31 as follows:

In millions	2022	2021	2020
Restricted stock units	$30	$26	$12
Stock options	1	4	1

Stock-based compensation expense	31	30	13
Tax benefit	(7)	(7)	(3)

Total stock-based compensation (net of tax)	$24	$23	$10

The following table reports restricted stock unit activity specific to employees who exclusively support NCR ATMCo operations during the year ended December 31, 2022:

(Shares in thousands)	Number of Units	Fair Value per Unit
Unvested shares as of January 1	1,997	$37.70
Shares granted	1,616	$35.08
Shared vested	(831)	$32.99
Shares forfeited	(268)	$39.49

Unvested shares as of December 31	2,514	$36.76

As of December 31, 2022, there was $59 million of unrecognized compensation cost related to unvested restricted stock unit grants specific to employees who exclusively support NCR ATMCo operations. The unrecognized compensation cost is expected to be recognized over a remaining weighted-average period of 1.2 years.

The following table represents the composition of restricted stock unit grants specific to employees who exclusively support NCR ATMCo operations in 2022:

(Shares in thousands)	Number of Units	Fair Value per Unit
Shares-based units	857	$37.63
Performance-based units	759	$31.64

Total restricted stock units	1,616	$35.08

As all awards granted under the SIP consist of NCR common shares, the following disclosures are specific to the facts and assumptions of the NCR SIP in which NCR ATMCo employees participate.

On February 25, 2022, NCR granted market-based restricted stock units vesting on December 31, 2024. The number of awards that vest are subject to the performance of NCR’s stock price from the date of grant to December 31, 2024. The fair value was determined to be $57.67 per share based on using a Monte-Carlo simulation model and will be recognized over the requisite service period.

The table below details the significant assumptions used by NCR management in determining the fair value of the market-based restricted stock units granted on February 25, 2022:

Dividend yield	—%
Risk-free interest rate	1.7%
Expected volatility	59.3%

Expected volatility for the market-based restricted stock units is calculated as the historical volatility of NCR’s stock over a period of three years, as NCR management believes this is the best representation of prospective trends. The risk-free interest rate was determined based on a three year U.S. Treasury yield curve in effect at the time of the grant.

On December 21, 2022, NCR granted market-based restricted stock units vesting on December 31, 2025. The number of awards that vest are subject to the compound annual growth rate (“CAGR”) of NCR’s stock price from January 1, 2023 to December 31, 2025 (the “performance period”), subject to an alternative level of achievement based on NCR’s relative total shareholder return ranking among a comparison group. The fair value of the awards was determined to be $29.66 per share based on using a Monte-Carlo simulation model and will be recognized over the requisite service period.

Approximately 50% of these market-based restricted stock units granted include an accelerated vesting provision if a Qualified Transaction, as defined in the award agreement, takes place during the performance period (with a minimum vesting period of one year from the grant date). Upon the occurrence of a Qualified Transaction, the number of shares that vest are then based on NCR’s 20-day volume-weighted average closing stock price immediately preceding the transaction date. If a qualifying transaction is deemed probable, the award will be recognized over the adjusted requisite service period at a fair value determined using a Monte-Carlo simulation model ranging from $30.00 to $35.81 per unit, dependent upon the estimated timing of the transaction. Transactions of this nature are subject to many variables that are highly uncertain, including the receipt of regulatory approvals and market conditions.

The table below details the significant assumptions used by NCR management in determining the fair value of the market-based restricted stock units granted on December 21, 2022:

Dividend yield	—%
Risk-free interest rate	3.9%
Expected volatility	64.9%

Expected volatility for these restricted stock units is calculated as the historical volatility of NCR’s stock over a period of approximately three years, as NCR management believes this is the best representation of prospective trends. The risk-free interest rate was determined based on a three year U.S. Treasury yield curve in effect at the time of the grant.

7. EMPLOYEE BENEFIT PLANS

Pension and Postretirement Plans

Pension Plans NCR and NCR ATMCo sponsor defined benefit pension plans. NCR sponsors the U.S. pension plan, which no longer offers additional benefits and is closed to new participants. Internationally, the defined benefit plans are based primarily upon compensation and years of service. Certain international plans also no longer offer additional benefits and are closed to new participants. NCR’s funding policy is to contribute annually no less than the minimum required by applicable laws and regulations. Assets of NCR’s defined benefit plans are primarily invested in corporate and government debt securities, common and commingled trusts, publicly traded common stocks, real estate investments, and cash or cash equivalents.

Postretirement Plans NCR sponsors a U.S. postretirement benefit plan that no longer offers benefits to U.S. participants who had not reached a certain age and years of service. The plan provides medical care benefits to retirees and their eligible dependents. Non-U.S. employees are typically covered under government-sponsored programs, and NCR generally does not provide postretirement benefits other than pensions to non-U.S. retirees. NCR generally funds these benefits on a pay-as-you-go basis.

NCR ATMCo employees participate in a combination of single employer (largely international pension plans) and multiemployer (including the U.S. pension plan) pension and postretirement plans.

Single Employer Plans

NCR ATMCo is the plan sponsor for certain international defined benefit pension plans and other postretirement plans and these Combined Financial Statements reflect the periodic benefit costs and funded status of such plans. For pension plans, changes in the fair value of plan assets and net actuarial gains or losses are recognized upon remeasurement, which is at least annually in the fourth quarter of each year.

Reconciliation of the beginning and ending balances of the benefit obligations for NCR’s pension plans as it relates to NCR ATMCo employees are as follows:

In millions	2022	2021
Change in benefit obligation
Benefit obligation as of January 1	$814	$921
Net service cost	1	1
Interest cost	10	7
Amendment	—	(6)
Actuarial gains	(168)	(59)
Benefits paid	(39)	(42)
Currency translation adjustments	(56)	(8)

Benefit obligation as of December 31	$562	$814

Accumulated benefit obligation as of December 31	$561	$811

A reconciliation of the beginning and ending balances of the fair value of the plan assets for NCR’s pension plans as it relates to NCR ATMCo employees are as follows:

In millions	2022	2021
Change in plan assets
Fair value of plan assets as of January 1	$1,042	$1,055
Actual return on plan assets	(223)	36
Company contributions	4	3
Benefits paid	(39)	(42)
Currency translation adjustments	(74)	(10)

Fair value of plan assets as of December 31	$710	$1,042

The following table presents the funded status and the reconciliation of the funded status to amounts recognized in the Combined Balance Sheets and in AOCL as of December 31:

In millions	2022	2021
Funded Status	$148	$228

Amounts in the Combined Balance Sheets:
Non-current assets	$172	$250
Current liabilities	(2)	—
Non-current liabilities	(22)	(22)

Net amounts recognized	$148	$228

Amounts in Accumulated other comprehensive loss:
Prior service cost	13	17

Total	$13	$17

For pension plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of assets were $5 million, $5 million, and $2 million, respectively, as of December 31, 2022, and $7 million, $7 million and $3 million, respectively, as of December 31, 2021.

The net periodic benefit cost (income) of the pension plans for the years ended December 31 was as follows:

In millions	2022	2021	2020
Net service cost	$1	$2	$2
Interest cost	10	7	10
Expected return on plan assets	(26)	(23)	(25)
Amortization of prior service cost	—	1	1
Actuarial loss (gain)	78	(70)	(3)

Net periodic benefit cost (income)	$63	$(83)	$(15)

The actuarial loss in 2022 was primarily due to the impact of economic downturns on the value of plan assets, partially offset by an increase in discount rates in measuring the benefit obligation. The actuarial gain in 2021 was primarily due to an increase in discount rates as well as a favorable impact from an update to the mortality tables. The actuarial gain in 2020 was primarily due to an increase in the discount rate.

The weighted average rates and assumptions used to determine benefit obligations as of December 31 were as follows:

	2022	2021
Discount rate	3.9%	1.5%
Rate of compensation increase	1.5%	0.7%

The weighted average rates and assumptions used to determine benefit obligations as of December 31 were as follows:

	2022	2021	2020
Discount rate—Service Cost	0.4%	0.2%	0.1%
Discount rate—Interest Cost	1.3%	1.3%	1.3%
Expected return on plan assets	2.6%	2.3%	2.3%
Rate of compensation increase	0.7%	0.8%	0.7%

The weighted-average cash balance interest crediting rate for the Company’s cash balance defined benefit plans was 1.0% and 1.0% for the years ended December 31, 2022 and 2021, respectively.

Discount rates were determined by examining interest rate levels and trends within each country, particularly yields on high-quality, long-term corporate bonds, relative to our future expected cash flows.

The Company employs a building block approach as its primary approach in determining the long-term expected rate of return assumptions for plan assets. Historical market returns are studied and long-term relationships between equities and fixed income are preserved consistent with the widely accepted capital market principle that assets with higher volatilities generate higher returns over the long run. Current market factors, such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The expected long-term portfolio return is established for each plan via a building block approach with proper rebalancing consideration. The result is then adjusted to reflect additional expected return from active management net of plan expenses. Historical plan returns, the expectations of other capital market participants, and peer data may be used to review and assess the results for reasonableness and appropriateness.

The weighted average asset allocations as of December 31 by asset category are as follows:

	Actual Allocation		Target Allocation
	2022	2021
Equity securities	18%	12%	10 - 30%
Debt securities	55%	50%	50 - 70%
Real estate	22%	15%	10 - 20%
Other	5%	23%	5 - 15%

Total	100%	100%

The fair value of plan assets as of December 31 by asset category is as follows:

In millions	Notes	Total 2022	Level 1	Level 2	Level 3	Not Subject
Equity securities:
Common stock	1	$88	$88	$—	$—	$—
Common and commingled trusts—Equities	2	43	—	—	—	43
Fixed income securities:
Common and commingled trusts—Bonds	2	311	—	—	—	311
Corporate debt	3	77	—	77	—	—
Insurance products	2	1	—	1	—	—
Other types of investments:
Real estate	4	154	—	—	154	—
Common and commingled trusts—Short-term	2	20	—	—	—	20
Money market funds	2	16	—	—	—	16

Total		$710	$88	$78	$154	$390

In millions	Notes	Total 2021	Level 1	Level 2	Level 3	Not Subject
Equity securities:
Common stock	1	$27	$27	$—	$—	$—
Common and commingled trusts—Equities	2	104	—	—	—	104
Fixed income securities:
Common and commingled trusts—Bonds	2	434	—	—	—	434
Corporate debt	3	87	—	87	—	—
Insurance products	2	1	—	1	—	—
Other types of investments:
Real estate	4	151	—	—	151	—
Common and commingled trusts—Short-term	2	26	—	—	—	26
Money market funds	2	27	—	—	—	27
Common and commingled trusts—Balanced	2	185	—	—	—	185

Total		$1,042	$27	$88	$151	$776

(1)	Common stocks are valued based on quoted market prices at the closing price as reported on the active market on which the individual securities are traded.
(2)

Common and commingled trusts (equities and balanced) and registered investment companies (RICs) such as money market funds are valued using a Net Asset Value (NAV) provided by the manager of each fund. The NAV is based on the underlying net assets owned by the fund, divided by the number of shares or units outstanding. The fair value of the underlying securities within the fund, which are generally traded on an active market, are valued at the closing price reported on the active market on which those individual securities are traded. For investments not traded on an active market, or for which a quoted price is not publicly available, a variety of unobservable valuation methodologies, including discounted cash flow, market multiple and cost valuation approaches, are employed by the fund manager or independent third party to value investments.

(3)

Corporate debt is valued primarily based on observable market quotations for similar bonds at the closing price reported on the active market on which the individual securities are traded. When such quoted prices are not available, the bonds are valued using a discounted cash flows approach using current yields on similar instruments of issuers with similar credit ratings.

(4)

Real estate investments are not traded on an active market, as such a variety of unobservable valuation methodologies, including discounted cash flow, market multiples and cost valuation approaches, are employed by the fund manager to value investments.

The following table presents the reconciliation of the beginning and ending balances of those plan assets classified within Level 3 of the valuation hierarchy. When the determination is made to classify the plan assets within Level 3, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement.

In millions	Level 3
Balance, December 31, 2020	$152
Realized and unrealized gains and losses, net	(1)

Balance, December 31, 2021	151
Realized and unrealized gains and losses, net	3

Balance, December 31, 2022	$154

Investment Strategy The Company has historically employed a total return investment approach, whereby a mix of fixed-income, equities and real estate investments are used to maximize the long-term return of plan assets subject to a prudent level of risk. The risk tolerance is established for each plan through a careful consideration of plan liabilities, plan funded status and corporate financial condition.

The investment portfolios contain a diversified mix of asset classes, including, fixed-income investments, which are diversified across issuers and credit quality. The investment portfolios also contain a blend of equity investments, which are diversified across small and large capitalization stocks and growth and value stocks.

Where applicable, real estate investments are made through real estate securities, partnership interests or direct investment and are diversified by property type and location. Other assets, such as cash or private equity are used judiciously to improve portfolio diversification and enhance risk-adjusted portfolio returns. Derivatives may be used to adjust market exposures in an efficient and timely manner. Due to the timing of security purchases and sales, cash held by fund managers is classified in the same asset category as the related investment. Rebalancing algorithms are applied to keep the asset mix of the plans from deviating excessively from their targets. Investment risk is measured and monitored on an ongoing basis through regular performance reporting, investment manager reviews, actuarial liability measurements and periodic investment strategy reviews.

Cash Contributions NCR ATMCo plans to contribute approximately $4 million to the international pension plans in 2023.

Estimated Future Benefit Payments NCR ATMCo expects to make the following benefit payments reflecting past and future service from its pension plan:

In millions	Total
Year
2023	$34
2024	35
2025	35
2026	34
2027	34
2028-2032	168

Multiemployer Plans

Pension Plans NCR is the plan sponsor for certain defined benefit pension plans (including the U.S. pension plan) and other postretirement plans covering NCR ATMCo employees. The participation of NCR ATMCo employees in these plans is reflected as though the Company participated in a multiemployer plan. As such, these Combined Financial Statements reflect an allocation of pension and postretirement plan expense from the Parent as recorded in the Operating expenses in our Combined Statements of Operations.

The service costs related to pension plans allocated to the Company for the years ended December 31, 2022, 2021 and 2020 were $1 million, $2 million and $1 million, respectively. The service costs related to other postretirement plans allocated to the Company for the years ended December 31, 2022, 2021 and 2020 were immaterial. Further, the funded status of such plans, including assets or liabilities related to the plans, are not included in the Combined Balance Sheets. The Company uses December 31 as the year-end measurement date for these plans.

Postemployment Plans NCR offers various postemployment benefits to involuntarily terminated and certain inactive employees after employment but before retirement. These benefits are paid in accordance with NCR’s established postemployment benefit practices and policies. Postemployment benefits include mainly severance as well as continuation of healthcare benefits and life insurance coverage while on disability. These postemployment benefits are funded on a pay-as-you-go basis.

NCR ATMCo employees participate in the postemployment plans sponsored by NCR; therefore, such plans are considered multiemployer postemployment plans. Consistent with the treatment of multiemployer pension and postretirement plans, these Combined Financial Statements reflect an allocation of postemployment plan expense from the Parent as recorded in the Operating expenses in our Combined Statements of Operations. The service costs related to postemployment plans allocated to the Company for the years ended December 31, 2022, 2021 and 2020 were $34 million, $13 million and $17 million, respectively. Further, the liabilities related to these plans are not included in the Combined Balance Sheets, unless specifically identifiable to employees who exclusively supported NCR ATMCo operations.

Cash Contributions NCR ATMCo plans to contribute approximately $5 million to the postemployment plans in 2023.

Savings Plan In the U.S., the Parent has voluntary 401(k) savings plans designed to enhance the existing retirement programs covering eligible employees. The Parent matches a percentage of each employee’s contributions consistent with the provisions of the plan for which he/she is eligible. Total Parent matching contributions for employees who exclusively support NCR ATMCo operations were $6 million, $3 million and $3 million in fiscal years 2022, 2021 and 2020, respectively. Total Parent matching contributions allocated to NCR ATMCo for corporate and shared employees were $13 million, $10 million and $13 million in fiscal years 2022, 2021 and 2020, respectively.

8. COMMITMENTS AND CONTINGENCIES

NCR ATMCo provides its customers with certain indemnification rights. In general, NCR ATMCo agrees to indemnify the customer if a third party asserts patent or other infringement on the part of its customers for its use of the Company’s products subject to certain conditions that are generally standard within the Company’s industries. On limited occasions the Company will undertake additional indemnification obligations for business reasons. From time to time, NCR ATMCo also enters into agreements in connection with its acquisition and divestiture activities that include indemnification obligations by the Company. The fair value of these indemnification obligations is not readily determinable due to the conditional nature of the Company’s potential obligations and the specific facts and circumstances involved with each particular agreement. The Company has not recorded a liability in connection with these indemnifications, and no current indemnification instance is material to the Company’s financial position. Historically, payments made by the Company under these types of agreements have not had a material effect on the Company’s combined financial condition, results of operations or cash flows.

Purchase Commitments

The Company has purchase commitments for materials, supplies, services, and property, plant and equipment as part of the normal course of business.

9. LEASING

The following table presents our lease balances as of December 31:

In millions	Balance Sheet Location	2022	2021
Assets
Operating lease assets	Operating lease assets	$85	$98
Finance lease assets, net	Property, plant and equipment, net	1	2

Total leased assets		$86	$100

Liabilities
Current
Operating lease liabilities	Other current liabilities	21	27
Finance lease liabilities	Other current liabilities	1	2
Noncurrent
Operating lease liabilities	Operating lease liabilities	59	67
Finance lease liabilities	Other liabilities	—	1

Total lease liabilities		$81	$97

The following table presents our lease costs for operating and finance leases for the years ended December 31:

In millions	2022	2021	2020
Operating lease cost	$30	$24	$20
Finance lease cost
Amortization of leased assets	2	3	2
Variable lease cost	1	3	3

Total lease cost	$33	$30	$25

The following table presents the supplemental cash flow information for the years ended December 31:

In millions	2022	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$28	$22	$18
Financing cash flows from finance leases	2	3	2
Lease Assets Obtained in Exchange for Lease Obligations
Operating Leases	13	51	15
Finance Leases	—	—	6

The following table reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the finance lease liabilities and operating lease liabilities recorded on the Combined Balance Sheets as of December 31, 2022:

In millions	Operating Leases	Finance Leases
2023	$23	$1
2024	17	—
2025	13	—
2026	9	—
2027	7	—
Thereafter	16	—

Total lease payments	85	1
Less: Amount representing interest	(5)	—

Present value of lease liabilities	$80	$1

As of December 31, 2022, all material operating leases had commenced.

The following table presents the weighted average remaining lease term and interest rates as of December 31:

	2022	2021
Weighted average lease term:
Operating leases	5.3 years	5.8 years
Finance leases	1.0 years	1.5 years
Weighted average interest rates:
Operating leases	4.7%	4.4%
Finance leases	5.2%	7.7%

10. DERIVATIVES AND HEDGING INSTRUMENTS

NCR ATMCo is exposed to certain risks arising from both our business operations and economic conditions. We principally manage exposures to a wide variety of business and operational risk through management of core business activities. We manage interest rate risk associated with our vault cash rental obligations through the use of derivative financial instruments. To manage differences in the amount, timing and duration of known or expected cash payments related to our vault cash agreements we entered into interest rate cap agreements or interest rate swap contracts (“Interest Rate Derivatives”).

The Company designates interest rate contracts as cash flow hedges of forecasted transactions when they are determined to be highly effective at inception.

We utilize Interest Rate Derivatives to add stability to interest expense and to manage exposure to interest rate movements as part of our interest rate risk management strategy. Payments and receipts related to interest rate cap agreements are included in Operating activities in the Combined Statements of Cash Flows.

In January 2022, the Company executed a $250 million notional amount interest rate swap contract originally terminating on January 1, 2025. The interest rate swap contract had a fixed rate of 1.43% and was designated as a cash flow hedge of floating interest rate cost associated with the Company’s U.S. Dollar vault cash agreements.

In March 2022, the Company terminated the outstanding $1.0 billion notional amount interest rate cap agreements maturing in 2024 for proceeds of $33 million. The gains will be recognized ratably through July 1, 2024, corresponding to the term of the original interest rate cap agreements.

In March 2022, the Company executed $1.4 billion aggregate notional amount interest rate swap contracts that began April 1, 2022 and had an original termination date of April 1, 2025. These interest rate swap contracts had fixed rates ranging from 2.078% to 2.443%, and were designated as cash flow hedges of the floating rate interest associated with the Company’s U.S. Dollar and U.K. Pound Sterling vault cash agreements.

In June 2022, the Company terminated the outstanding $1.7 billion aggregate notional interest rate swap contracts maturing in 2025 for proceeds of $41 million. The gains will be recognized ratably primarily through April 1, 2025, corresponding to the term of the original interest rate swap agreements.

In June 2022, the Company executed $2.4 billion aggregate notional amount interest rate swap contracts effective June 1, 2022 and terminating on April 1, 2025. These interest rate swap contracts have fixed rates ranging from 2.790% to 3.251% and have been designated as cash flow hedges of the floating rate interest associated with the Company’s U.S. Dollar and U.K. Pound Sterling vault cash agreements.

At December 31, 2022, each of our outstanding Interest Rate Derivative agreements were determined to be highly effective. Amounts reported in AOCL related to these derivatives will be reclassified to Cost of services as payments are made on the Company’s vault cash rental obligations. Unrealized gains on terminated interest rate swap and cap agreements reported in AOCL will be reclassified to Cost of services ratably over terms corresponding to the original agreements, as described above. As of December 31, 2022 and 2021, the balance in AOCL related to Interest Rate Derivatives was $88 million and $4 million, respectively. We elected to amortize the premium paid for the interest rate cap agreements straight-line over the life of the interest rate contracts.

The following tables provide information on the location and amounts of derivative fair values in the Combined Balance Sheets as of December 31:

	2022			2021
In millions	Balance Sheet Location	Notional Amount	Fair Value	Balance Sheet Location	Notional Amount	Fair Value
Interest rate swap contracts	Other current assets		$36	Other current assets		$—
Interest rate swap contracts	Other assets		27	Other assets		9

Total derivatives		$2,423	$63		$1,000	$9

As of December 31, 2022 the Company expects to reclassify $27 million of net derivative-related gains contained in AOCL into earnings during the next twelve months. Refer to Note 11, “Fair Value of Assets and Liabilities,” for further information.

Gains and losses reclassified from AOCL into the Combined Statements of Operations are recorded within Cost of services. The effects of derivative instruments on the Combined Statements of Operations for the years ended December 31 were as follows:

In millions	2022	2021	2020
Amount of Gain Recognized in Other Comprehensive Income (Loss) on Derivative Contracts (Effective Portion)	$117	$5	$—
Amount of Gain Reclassified from AOCL into the Combined Statements of Operations (Effective Portion)	$(9)	$—	$—

Concentration of Credit Risk

NCR ATMCo is potentially subject to concentrations of credit risk on accounts receivable and financial instruments such as hedging instruments and cash and cash equivalents. Credit risk includes the risk of nonperformance by counterparties. The maximum potential loss may exceed the amount recognized on the Combined Balance Sheets. Exposure to credit risk is managed through credit approvals, credit limits, selecting major international financial institutions as counterparties to hedging transactions and monitoring procedures. NCR ATMCo’s business often involves large transactions with customers, and if one or more of those customers were to default on its obligations under applicable contractual arrangements, the Company could be exposed to potentially significant losses. However, management believes that the reserves for potential losses are adequate. As of December 31, 2022 and 2021, NCR ATMCo did not have any major concentration of credit risk related to financial instruments.

We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we consider the impact of netting and any applicable credit enhancements. We measure the credit risk of our derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio.

Although we have determined that the majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments utilize Level 3 inputs to evaluate the likelihood of both our own default and counterparty default. As of December 31, 2022, we determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives and therefore, the valuations are classified in Level 2 of the fair value hierarchy.

11. FAIR VALUE OF ASSETS AND LIABILITIES

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Assets and liabilities recorded at fair value on a recurring basis as of December 31 are set forth as follows:

		Fair Value Measurements				Fair Value Measurements
In millions	2022	Level 1	Level 2	Level 3	2021	Level 1	Level 2	Level 3
Assets:
Interest rate cap agreements (1)	$63	$—	$63	$—	$9	$—	$9	$—

Total	$63	$—	$63	$—	$9	$—	$9	$—

(1)	Included in Other current assets and Other assets in the Combined Balance Sheets.

Interest Rate Swap and Cap Agreements In order to add stability to operating costs and to manage exposure to interest rate movements, the Company utilizes interest rate swap contracts and cap agreements as part of its interest rate risk management strategy. The interest rate cap agreements are valued using the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates rise above the strike rate of the caps. The variable interest rates used in the calculation of projected receipts on the cap are based on an expectation of future interest rates derived from observable market interest rate curves and volatilities. The interest rate swap contracts are valued using an income model based on disparity between variable and fixed interest rates, the scheduled balance of underlying principal outstanding, yield curves, and other information readily available in the market. As such, the interest rate swap contracts and interest rate cap agreements are classified in Level 2 of the fair value hierarchy.

12. ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss includes the annual movements between currency translation adjustments (CTA), changes in employee benefit plans and changes in fair value of cash flow hedges.

Currency translation adjustment movements are representative of changes in account balances within a foreign legal entity due to currency spot rate changes period over period and adjustments related to the Spin-off. Intercompany balances for non-USD functional currency entities are reclassified in Net parent investment.

Employee benefit plan movements are representative of movement in pension plans residing in legal entities that are dedicated to NCR ATMCo and have been transferred in totality. For pension and postretirement plans where the Company is utilizing a multiemployer approach, the plan assets and obligations have not been included herein. Refer to Note 7, “Employee Benefit Plans,” for further information.

Change in fair value of effective cash flow hedges are representative of gains and losses deferred in AOCL for interest rate cap and swap agreements. Refer to Note 10, “Derivatives and Hedging Instruments,” for further information.

Changes in AOCL by Component

The changes in AOCL for the years ended December 31 are as follows:

In millions	Currency Translation Adjustments	Changes in Employee Benefit Plans	Changes in Fair Value of effective Cash Flow Hedges	Total
Balance at December 31, 2019	$(67)	$(21)	$—	$(88)

Other comprehensive income (loss) income before reclassifications	(3)	(4)	—	(7)
Amounts reclassified from AOCL	—	1	—	1

Net current period other comprehensive income (loss)	(3)	(3)	—	(6)

Balance at December 31, 2020	(70)	(24)	—	(94)

Other comprehensive income (loss) income before reclassifications	(14)	5	4	(5)
Amounts reclassified from AOCL	—	1	—	1

Net current period other comprehensive income (loss)	(14)	6	4	(4)

Balance at December 31, 2021	(84)	(18)	4	(98)

Other comprehensive income (loss) income before reclassifications	(49)	—	91	42
Amounts reclassified from AOCL	—	—	(7)	(7)

Net current period other comprehensive income (loss)	(49)	—	84	35

Balance at December 31, 2022	$(133)	$(18)	$88	$(63)

Reclassifications Out of AOCL

The reclassifications out of AOCL for the years ended December 31 are as follows:

	For the year ended December 31, 2022
In millions	Amortization of Prior Service Benefit	Effective Cash Flow Hedges	Total
Affected line in Combined Statement of Operations:
Cost of services	$—	$(9)	$(9)

Total before tax	$—	$(9)	$(9)

Tax expense			2

Total reclassifications, net of tax			$(7)

	For the year ended December 31, 2021
In millions	Amortization of Prior Service Benefit	Effective Cash Flow Hedges	Total
Affected line in Combined Statement of Operations:
Research and development expenses	$1	$—	$1

Total before tax	$1	$—	$1

Tax expense			—

Total reclassifications, net of tax			$1

	For the year ended December 31, 2020
In millions	Amortization of Prior Service Benefit	Effective Cash Flow Hedges	Total
Affected line in Combined Statement of Operations:
Research and development expenses	$1	$—	$1

Total before tax	$1	$—	$1

Tax expense			—

Total reclassifications, net of tax			$1

13. RELATED PARTIES

Cash management and financing

The Company participates in NCR’s centralized treasury and cash management programs. In certain jurisdictions, disbursements are made through centralized accounts payable systems which are operated by the Parent. Similarly, cash receipts in these jurisdictions are mostly transferred to centralized accounts, which are also maintained by the Parent. As cash is received and disbursed by the Parent, it is accounted for by the Company through Net parent investment. Cash and cash equivalents and restricted cash in the Combined Balance Sheets represent cash and cash equivalents and restricted cash held by legal entities of the Company that are specifically attributable to the Company.

Allocation of centralized costs

The Combined Statements of Operations include expenses for certain centralized functions and other programs provided and/or administered by the Parent that are charged directly to the Company. In addition, for purposes of preparing these Combined Financial Statements, a portion of the Parent’s total corporate general and administrative expenses have been allocated to the Company. See Note 1, “Basis of Presentation and Significant Accounting Policies” for further information.

Parent company allocations reflected in the Combined Statements of Operations for the years ended December 31 are as follows:

In millions	2022	2021	2020
Allocated costs
Cost of products	$28	$29	$33
Cost of Services	77	71	57
Selling, general and administrative	193	177	153
Research and development expense	25	23	20

Total allocated costs	$323	$300	$263

Trade receivables securitization

NCR participates in a trade receivables securitization program arranged by PNC Bank, National Association and various lenders. Under the securitization program, trade receivables are continuously sold as they are originated to NCR wholly-owned bankruptcy-remote special purpose entities in the U.S. and Canada (collectively, the “SPEs”). NCR accounts for transfers under these securitization arrangements as sales because full title and ownership in the underlying receivables and control of the receivables is considered transferred and its assets are not available to creditors. NCR wholly owns and therefore consolidates the SPEs in its consolidated financial statements. As the SPEs are not NCR ATMCo entities, the activities of the SPEs are not presented in our Combined Financial Statements.

NCR ATMCo receivables included within NCR’s trade receivables securitization program were $36 million and $33 million as of December 31, 2022 and 2021, respectively, and are recorded within Related party receivable, current in the Combined Balance Sheets.

Additionally, transfers of NCR ATMCo receivables to the SPEs, which have been derecognized and removed from our Combined Balance Sheets at the date of transfer, were $199 million and $174 million at December 31, 2022 and 2021, respectively.

Related-party notes

Related party notes consisted of the following as of December 31:

In millions	2022	2021
Related party notes receivable, current(1)	$8	$4
Related party notes receivable, non-current(2)	336	101

Related party notes receivable	$344	$105

Short-term borrowings from related party(3)	$108	$208
Long-term borrowings from related party	717	1,182

Borrowings from related party	$825	$1,390

(1)	Included in Related party receivables, current in the Combined Balance Sheets
(2)	Included in Related party receivables, non-current in the Combined Balance Sheets
(3)	Includes $108 million and $184 million of borrowings with an interest rate of 0% as of December 31, 2022 and 2021, respectively.

Related party notes receivable

The Company has notes receivable from related parties that will be settled in cash. The weighted-average interest rate for these notes was approximately 3.1% and 3.0% as of December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, the Company had interest receivable on these notes of $4 million and $1 million, respectively, recorded in Related party receivable, current in the Combined Balance Sheets.

The Company recognized $2 million, $3 million, and $2 million of interest income, for the years ended December 31, 2022, 2021, and 2020, respectively, related to these notes, which is included in Related party interest expense, net in the Combined Statements of Operations.

Related party borrowings

The Company has borrowings due to related parties that will be settled in cash. The weighted-average interest rate for these borrowings was approximately 3.6% and 3.8% as of December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, the Company had interest payable of $13 million and $36 million, respectively, recorded in Related party payable, current in the Combined Balance Sheets.

The Company recognized $33 million, $52 million, and $8 of interest expense related to these borrowings, which is included in Related party interest expense, net in the Combined Statements of Operations.

Net transfers from (to) Parent

The net effect of transactions between the Company and NCR are included within Net transfers from (to) Parent in the Combined Statements of Cash Flows and within Net transfers from (to) Parent in the Combined Statements of Changes in Equity. The components of Net transfers from (to) Parent are as follows:

In millions	2022	2021	2020
Transfers from (to) Parent
General financing activities	$320	$(1,488)	$(626)
Allocation of centralized costs	323	300	263
Acquisition of businesses	78	2,346	—
Income taxes deemed settled with NCR	—	9	23

Net transfers from (to) Parent—Combined Statements of Cash Flows	$721	$1,167	$(340)
Stock-based compensation expense	66	82	48

Net transfers from (to) Parent—Combined Statements of Change in Equity	$787	$1,249	$(292)

14. SUPPLEMENTAL FINANCIAL INFORMATION

The components of Other (expense) income, net are summarized as follows for the years ended December 31:

In millions	2022	2021	2020
Other (expense) income, net
Foreign currency fluctuations and foreign exchange contracts	$(9)	$(17)	$11
Employee benefit plans	(63)	85	16
Other, net	(9)	(16)	3

Total other (expense) income, net	$(81)	$52	$30

The components of Accounts receivable as of December 31 are summarized as follows:

In millions	2022	2021
Accounts receivable
Trade	$445	$389
Other	26	19

Accounts receivable, gross	471	408
Less: allowance for credit losses	(16)	(9)

Total accounts receivable, net	$455	$399

The components of Inventories as of December 31 are summarized as follows:

In millions	2022	2021
Inventories
Work in process and raw materials	$59	$128
Finished goods	87	83
Service parts	273	256

Total inventories	$419	$467

The components of Property, plant and equipment as of December 31 are summarized as follows:

In millions	2022	2021
Property, plant and equipment
Land and improvements	$1	$1
Buildings and improvements	67	59
Machinery and other equipment	645	582
Finance lease assets	1	2

Property, plant and equipment, gross	714	644
Less: accumulated depreciation	(302)	(214)

Total property, plant and equipment, net	$412	$430

NCR ATMCo

Condensed Combined Statements of Operations (Unaudited)

For the three months ended March 31 (in millions)	2023	2022
Product revenue	$234	$234
Service revenue	752	735

Total revenue	986	969

Cost of products	195	228
Cost of services	571	541
Selling, general and administrative expenses	136	146
Research and development expenses	18	20

Total operating expenses	920	935

Income from operations	66	34
Related party interest expense, net	(4)	(11)
Other (expense) income, net	—	2

Income before income taxes	62	25

Income tax expense	25	9

Net income	37	16

Net income (loss) attributable to noncontrolling interests	1	(1)

Net income attributable to NCR ATMCo	$36	$17

The accompanying notes are an integral part of the Condensed Combined Financial Statements (Unaudited).

NCR ATMCo

Condensed Combined Statements of Comprehensive Income (Unaudited)

For the three months ended March 31 (in millions)	2023	2022
Net income	$37	$16
Other comprehensive income (loss):
Currency translation adjustments
Currency translation gain (loss)	27	(20)
Derivatives
Unrealized (loss) gain on derivatives	(11)	32
Loss (gains) on derivatives arising during the period	(15)	1
Less income tax	6	(7)

Other comprehensive income (loss)	7	6

Total comprehensive income	44	22

Less comprehensive income (loss) attributable to noncontrolling interests:
Net income (loss)	1	(1)
Currency translation adjustments	(1)	—

Amounts attributable to noncontrolling interests	—	(1)

Comprehensive income attributable to NCR ATMCo	$44	$23

The accompanying notes are an integral part of the Condensed Combined Financial Statements (Unaudited).

NCR ATMCo

Condensed Combined Balance Sheets (Unaudited)

(in millions)	March 31, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	$282	$293
Accounts receivable, net of allowance of $16 and $16 as of March 31, 2023 and December 31, 2022, respectively	453	455
Related party receivable, current	49	47
Inventories	435	419
Restricted cash	231	204
Other current assets	213	231

Total current assets	1,663	1,649

Property, plant and equipment, net	424	412
Goodwill	1,950	1,949
Intangibles, net	703	729
Operating lease assets	80	85
Prepaid pension cost	177	172
Deferred income tax assets	324	317
Related party receivable, non-current	342	336
Other assets	105	123

Total assets	$5,768	$5,772

Liabilities and equity
Current liabilities
Short-term borrowings from related party	$83	$108
Accounts payable	384	350
Related party payable, current	5	13
Payroll and benefits liabilities	56	69
Contract liabilities	402	356
Settlement liabilities	234	212
Other current liabilities	203	261

Total current liabilities	1,367	1,369

Long-term borrowings from related party	717	717
Pension and indemnity plan liabilities	21	22
Income tax accruals	62	39
Operating lease liabilities	55	59
Deferred income tax liabilities	190	201
Other liabilities	102	103

Total liabilities	2,514	2,510

Commitments and contingencies (Note 8)
Equity
Net parent investment	3,310	3,326
Accumulated other comprehensive loss	(55)	(63)

Total parent’s equity	3,255	3,263

Noncontrolling interests in subsidiaries	(1)	(1)

Total equity	3,254	3,262

Total liabilities and equity	$5,768	$5,772

The accompanying notes are an integral part of the Condensed Combined Financial Statements (Unaudited).

NCR ATMCo

Condensed Combined Statement of Cash Flows (Unaudited)

For the three months ended March 31 (in millions)	2023	2022
Operating activities
Net income	$37	$16
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation expense	28	29
Amortization expense	32	33
Stock-based compensation expense	14	18
Deferred income taxes	(8)	(2)
Changes in assets and liabilities, net of effects of businesses acquired:
Receivables	(3)	(69)
Related party receivables and payables	(12)	(40)
Inventories	(35)	(43)
Settlement assets	5	—
Current payables and accrued expenses	17	(50)
Contract liabilities	52	81
Accrued compensation and employee benefit plans	(3)	(4)
Other assets and liabilities	(4)	(31)

Net cash provided by (used in) operating activities	$120	$(62)

Investing activities
Expenditures for property, plant and equipment	$(15)	$(12)
Additions to capitalized software	(8)	(10)
Business acquisitions, net of cash acquired	—	(67)
Amounts advanced for related party notes receivable	(5)	—
Repayments received from related party notes receivable	3	10

Net cash used in investing activities	$(25)	$(79)

Financing activities
Proceeds from related party borrowings	$—	$27
Payments on related party borrowings	(25)	(18)
Principal payments for finance lease obligations	—	(1)
Net transfers (to) from Parent	(66)	106

Net cash (used in) provided by financing activities	$(91)	$114

Effect of exchange rate changes on cash, cash equivalents and restricted cash	12	(10)
Increase (decrease) in cash, cash equivalents and restricted cash	16	(37)
Cash, cash equivalents and restricted cash at beginning of period	499	470

Cash, cash equivalents and restricted cash at end of period	$515	$433

The accompanying notes are an integral part of the Condensed Combined Financial Statements (Unaudited).

NCR ATMCo

Condensed Combined Statements of Changes in Equity (Unaudited)

In millions	Net Parent Investment	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total
December 31, 2022	$3,326	$(63)	$(1)	$3,262
Comprehensive income (loss):
Net income (loss)	36	—	1	37
Other comprehensive income (loss)	—	8	(1)	7

Total comprehensive income (loss)	36	8	—	44
Net transfers to Parent	(52)	—	—	(52)

March 31, 2023	$3,310	$(55)	$(1)	$3,254

In millions	Net Parent Investment	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total
December 31, 2021	$2,431	$(98)	$3	$2,336
Comprehensive income (loss):
Net income (loss)	17	—	(1)	16
Other comprehensive income (loss)	—	6	—	6

Total comprehensive income (loss)	17	6	(1)	22
Net transfers from Parent	124	—	—	124

March 31, 2022	$2,572	$(92)	$2	$2,482

The accompanying notes are an integral part of the Condensed Combined Financial Statements (Unaudited).

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

NCR ATMCo (the “Company,” “we,” or “our”) has historically operated as a part of NCR Corporation (‘‘NCR’’ or “Parent”); consequently, stand-alone financial statements have not historically been prepared. The accompanying Condensed Combined Financial Statements have been derived from NCR’s historical accounting records and are presented on a stand-alone basis as if the Company’s operations had been conducted independently from NCR.

The accompanying Condensed Combined Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) without audit pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) and, in the opinion of management, include all adjustments (consisting of normal, recurring adjustments, unless otherwise disclosed) necessary for a fair statement of the condensed combined results of operations, financial position, and cash flows for each period presented. The combined results for the interim periods are not necessarily indicative of results to be expected for the full year. The 2022 year-end Condensed Combined Balance Sheet was derived from audited financial statements but does not include all disclosures required by GAAP. These financial statements should be read in conjunction with financial statements and notes included in our audited Combined Financial Statements for the year ended December 31, 2022.

The Condensed Combined Statements of Operations include all revenues and costs directly attributable to the Company, including costs for facilities, functions and services used by or for the benefit of the Company. The Company has historically functioned together with the other businesses controlled by NCR. Accordingly, the Company relied on NCR’s corporate overhead and other support functions for its business. Therefore, certain corporate overhead and shared costs have been allocated to the Company, including: (i) certain general and administrative expenses related to NCR support functions that are provided on a centralized basis within NCR (e.g., expenses for corporate facilities, executive oversight, treasury, finance, legal, human resources, compliance, information technology, employee benefit plans, stock compensation plans, and other corporate functions) and (ii) certain operations support costs incurred by NCR, including product sourcing, maintenance and support services, and other supply chain functions. These expenses have been specifically identified, when possible, or allocated based on revenues, headcount, usage or other allocation methods that are considered to be a reasonable reflection of the utilization of services provided or benefit received. All charges and allocations for facilities, functions and services performed by NCR have been deemed settled in cash by NCR ATMCo to NCR in the period in which the cost was recorded in the Condensed Combined Statements of Operations. Management considers that such allocations have been made on a reasonable basis consistent with benefits received but may not necessarily be indicative of the costs that would have been incurred if the Company had been operated on a standalone basis for the periods presented. The amounts that would have been, or will be incurred, on a stand-alone basis could materially differ from the amounts allocated due to economies of scale, a requirement for more or fewer employees, or other factors. Management does not believe, however, that it is practicable to estimate what these expenses would have been for the periods presented had the Company operated as an independent entity, including any expenses associated with obtaining any of these services from unaffiliated entities. See Note 12, “Related Parties,” for further information.

NCR utilizes a centralized approach to managing its treasury operations. The cash and cash equivalents held by NCR at the corporate level are not specifically identifiable to the Company; and therefore, have not been reflected in the Company’s Condensed Combined Balance Sheets. Cash and cash equivalents and restricted cash in the Condensed Combined Balance Sheets represent cash and cash equivalents and restricted cash held by legal entities of the Company that are specifically attributable to the Company.

NCR’s external debt and related interest expense have not been attributed to the Company for the periods presented because NCR’s borrowings are neither directly attributable to the Company nor is the Company the legal obligor of such borrowings.

All intracompany accounts and transactions within the Company have been eliminated in the preparation of the Condensed Combined Financial Statements. Transactions historically settled in cash between the Company and NCR have been reflected in the Condensed Combined Balance Sheets as Related party receivable, Related party payable, or Borrowings from related party with the aggregate net effect of these related party transactions reflected in the Condensed Combined Statements of Cash Flows as Related party receivables and payables within operating activities, Amounts advanced for or Repayments received from related party notes receivable in investing activities, or Proceeds from or payments on related party borrowings within financing activities. Other balances between the Company and NCR are considered to be effectively settled in the Condensed Combined Financial Statements at the time the transactions are recorded. The aggregate net effect of transactions between the Company and NCR that are not historically settled in cash have been reflected in the Condensed Combined Balance Sheets as Net parent investment and in the Condensed Combined Statements of Cash Flows as Net transfers from (to) Parent within financing activities. See Note 12, “Related Parties,” for further information.

Use of Estimates The preparation of financial statements in accordance with GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the periods reported. Estimates are used when accounting for receivable and inventory reserves, depreciation and amortization of long-lived assets, employee benefit plan obligations, asset retirement obligations, product liabilities, income and withholding taxes, contingencies, valuation of business combinations, and allocations of cost and expenses from the Parent.

Although our estimates contemplate current and expected future conditions, as applicable, it is reasonably possible that actual conditions could differ from our expectations, which could materially affect our results of operations and financial position. In particular, a number of estimates have been and will continue to be affected by the ongoing variants of the coronavirus (“COVID-19”) pandemic, macroeconomic pressures and geopolitical challenges. The ultimate impact on our overall financial condition and operating results will depend on supply chain challenges and cost escalations including materials, labor and freight, and any additional governmental and public actions taken in response. As a result, our accounting estimates and assumptions may change over time as a consequence of these external factors. Such changes could result in future impairments of goodwill, intangible assets, long-lived assets, incremental credit losses on accounts receivable and decreases in the carrying amount of our tax assets.

Revision to Previously Reported Financial Statements The Company revised the Condensed Combined Statement of Cash Flows for the three months ended March 31, 2023 to reflect a $12 million adjustment to increase Net cash provided by operating activities and Net cash used in investing activities to correct for an understatement of such activities due to the incorrect treatment of non-cash activity balances.

Subsequent Events The Condensed Combined Financial Statements were derived from the condensed consolidated financial statements of NCR, which issued its interim financial statements as of and for the three months ended March 31, 2023 on May 5, 2023. Accordingly, the Company has evaluated transactions for consideration as recognized subsequent events in these financial statements through the date of May 5, 2023. Additionally, the Company has evaluated transactions that occurred through June 23, 2023, the date the Condensed Combined Financial Statements were available for issuance (and through August 3, 2023, the date the Condensed Combined Financial Statements were available for reissuance), for the purposes of unrecognized subsequent events.

Interest rate swap contracts On June 14, 2023, the Company terminated all open interest rate swap contracts for cash proceeds of $71 million. The net derivative-related gains associated with these swaps will be reclassified into earnings primarily over the next two years from Accumulated other comprehensive loss (“AOCL”). On June 14, 2023, the Company entered into new interest rate swap contracts at a notional value of $2.4 billion terminating on December 31, 2025. See Note 9, “Derivatives and Hedging Instruments” for further information on the Company’s derivatives and hedging instruments.

Cash, Cash Equivalents, and Restricted Cash The reconciliation of cash, cash equivalents and restricted cash in the Condensed Combined Statements of Cash Flows, as of March 31 is as follows:

In millions	Balance Sheet Location	2023	2022
Cash and cash equivalents	Cash and cash equivalents	$282	$230
Long-term restricted cash	Other assets	2	2
Short-term restricted cash	Restricted cash	231	201

Total cash, cash equivalents and restricted cash		$515	$433

The following table presents the net contract asset and contract liability balances as of March 31, 2023 and December 31, 2022:

In millions	Balance Sheet Location	March 31, 2023	December 31, 2022
Current portion of contract liabilities	Contract liabilities	$402	$356
Non-current portion of contract liabilities	Other liabilities	$29	$31

During the three months ended March 31, 2023 and 2022, the Company recognized $130 million and $135 million, respectively, in revenue that was included in contract liabilities as of December 31, 2022 and 2021, respectively.

Remaining Performance Obligations Remaining performance obligations represent the transaction price of contracts for which products have not been delivered or services have not been performed. As of March 31, 2023, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $2.3 billion. The Company expects to recognize revenue on approximately three-quarters of the remaining performance obligations over the next twelve months, with the remainder recognized thereafter. The majority of our professional services are expected to be recognized over the next twelve months, but this is contingent upon a number of factors, including customers’ needs and schedules.

The Company has made three elections which affect the value of remaining performance obligations described above. We do not disclose remaining performance obligations for contracts where variable consideration is directly allocated based on usage or when the original expected duration is one year or less. Additionally, we do not disclose remaining performance obligations for contracts where we recognize revenue from the satisfaction of the performance obligation in accordance with the ‘right to invoice’ practical expedient.

Allowance for Credit Losses on Accounts Receivable The allowance for credit losses as of March 31, 2023 and December 31, 2022 was $16 million and $16 million, respectively.

We continue to evaluate our reserves in light of the age and quality of our outstanding accounts receivable as well as risks to specific industries or countries and adjust the reserves accordingly. The impact to our allowance for credit losses for the three months ended March 31, 2023 and 2022 was immaterial. The Company recorded immaterial write-offs against the reserve for the three months ended March 31, 2023 and 2022. See Note 13, “Supplemental Financial Information,” for further information.

Recent Accounting Pronouncements

Adoption of New Accounting Pronouncements

In October 2021, the FASB issued accounting standards update (“ASU”) 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, with new guidance for contract assets and contract liabilities acquired in a business combination. The new guidance requires contract assets and contract liabilities, such as deferred revenue, acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, Revenue from Contracts with Customers. Prior to the issuance of this guidance, contract assets and contract liabilities were recognized by the acquirer at fair value on the acquisition date. The accounting standards update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022, with early adoption permitted and should be applied prospectively to acquisitions occurring on or after the effective date. The adoption of this accounting standards update did not have a material effect on the Company’s net income, cash flows, or financial condition.

Although there are other new accounting pronouncements issued by the FASB and adopted by or effective for the Company, the Company does not believe any of these accounting pronouncements had a material impact on its Condensed Combined Financial Statements.

Accounting Pronouncements Issued But Not Yet Adopted

Although there are new accounting pronouncements issued by the FASB and not yet adopted by or effective for the Company, the Company does not believe any of these accounting pronouncements will have a material impact on its Condensed Combined Financial Statements.

2. BUSINESS COMBINATIONS

Acquisition of LibertyX (2022)

On January 5, 2022, the Company completed its acquisition of Moon Inc., dba LibertyX, a leading cryptocurrency software provider, with the goal of enabling NCR ATMCo to provide digital currency solutions, including the ability to buy Bitcoin, and conduct cross-border remittance. All of the outstanding shares of LibertyX were purchased for $1 million cash consideration and approximately 1.4 million shares of NCR’s common stock at a price of $42.13 per share. Also, approximately 0.2 million outstanding unvested LibertyX option awards were converted into NCR awards pursuant to an exchange ratio as defined in the acquisition agreement. LibertyX stock option awards were converted into NCR stock option awards with an exercise price per share for option awards equal to the exercise price per share of such stock option award immediately prior to the completion of the acquisition divided by the exchange ratio, and vested immediately. The value of the option awards was deemed attributable to services already rendered and was included as a portion of the purchase price. Total purchase consideration for the LibertyX acquisition was approximately $69 million. The allocation of purchase price was finalized as of December 31, 2022.

3. GOODWILL AND PURCHASED INTANGIBLE ASSETS

Goodwill by Segment The carrying amounts of goodwill by segment as of March 31, 2023 and December 31, 2022 are included in the tables below. Foreign currency fluctuations are included within the other adjustments.

In millions	Self- Service Banking(1)	Payments & Network	Total
Balance as of December 31, 2022	$254	$1,695	$1,949

Other	1	—	1

Balance as of March 31, 2023	$255	$1,695	$1,950

(1)	The carrying amount of goodwill for the Self-Service Banking segment is presented net of accumulated impairment losses of $16 million as of each period end.

Identifiable Intangible Assets The Company’s purchased intangible assets, reported in Intangibles, net in the Condensed Combined Balance Sheets, were specifically identified when acquired, and are deemed to have finite lives. The gross carrying amount and accumulated amortization for the Company’s identifiable intangible assets were as set forth in the table below.

		March 31, 2023		December 31, 2022
In millions	Amortization Period (in Years)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Direct customer relationships	1 - 15	$389	$(65)	$389	$(58)
Technology—software	3 - 8	493	(140)	494	(125)
Tradenames	1 - 10	50	(24)	50	(21)

Total identifiable intangible assets		$932	$(229)	$933	$(204)

Amortization expense related to identifiable intangible assets was $25 million and $26 million for the three months ended March 31, 2023 and 2022, respectively.

The estimated aggregate amortization expense for identifiable intangible assets for the following periods is:

		For the years ended December 31
In millions	Remainder of 2023	2024	2025	2026	2027
Amortization expense	$77	$97	$93	$85	$77

4. SEGMENT INFORMATION AND CONCENTRATIONS

The Company manages and reports its business in the following segments:

•

Self-Service Banking—Offers solutions to enable customers in the financial services industry to reduce costs, generate new revenue streams and enhance customer loyalty. These solutions include a comprehensive line of ATM hardware and software, and related installation, maintenance, and managed and professional services. We also offer solutions to manage and run the ATM channel end-to-end for financial institutions that include back office, cash management, software management and ATM deployment, among others.

•

Payments & Network—Provides a cost-effective way for financial institutions, fintechs, and neobanks to reach and serve their customers through our network of ATMs and multi-functioning financial services kiosks. We offer credit unions, banks, digital banks, fintechs, stored-value debit card issuers, and other consumer financial services providers access to our Allpoint retail-based ATM network, providing convenient and fee-free cash withdrawal and deposit access to their customers and cardholders as well as the ability to convert a digital value to cash, or vice versa, via NCRPay360. We also provide ATM branding solutions to financial institutions as well as ATM management and services to retailers and other businesses.

•

T&T—Offers managed network and infrastructure services to enterprise clients across all industries via direct relationships with communications service providers and technology manufacturers. Our customers rely on us as a strategic partner to help them reduce complexity, improve cost efficiency, and enable global geographical reach. We deliver expert professional, field, and remote services for modern network technologies including Software-Defined Wide Area Networking, Network Functions Virtualization, Wireless Local Area Networks, Optical Networking, and Edge Networks.

Corporate and Other includes income and expenses related to corporate functions and certain allocations from our Parent that are not specifically attributable to an individual reportable segment along with certain other immaterial business operations that do not represent a reportable segment.

These segments represent components of the Company for which separate financial information is available that is utilized on a regular basis by the CODM in assessing segment performance and in allocating the Company’s resources. Management evaluates the performance of the segments based on revenue and Adjusted EBITDA. NCR ATMCo determines Adjusted EBITDA based on GAAP net income attributable to NCR ATMCo plus interest expense, net; plus income tax expense (benefit); plus depreciation and amortization; plus acquisition-related costs; plus pension mark-to-market adjustments, pension settlements, pension curtailments and pension special termination benefits; plus transformation and restructuring costs (which includes integration, severance and other exit and disposal costs); plus stock-based compensation expense; plus other (expense) income items. These adjustments are considered non-operational or non-recurring in nature and are excluded from the Adjusted EBITDA metric utilized by our CODM in evaluating segment performance.

Assets are not allocated to segments, and thus are not included in the assessment of segment performance. Consequently, we do not disclose total assets by reportable segment.

The accounting policies used to determine the results of the operating segments are the same as those utilized for the Combined Financial Statements as a whole. Inter-segment sales and transfers are not material.

Special Item Related to Russia The war in Eastern Europe and related sanctions imposed on Russia and related actors by the United States and other jurisdictions required us to commence the orderly wind down of our operations in Russia beginning in the first quarter of 2022. As of March 31, 2023, we have ceased operations in Russia and are in the process of dissolving our only subsidiary in Russia. As a result, for the three months ended March 31, 2022, our presentation of segment revenue and Adjusted EBITDA exclude the immaterial impact of our operating results in Russia, as well as the impact of impairments taken to write down the carrying value of assets and liabilities, severance charges, and the assessment of collectability on revenue recognition. We consider this to be a non-recurring special item and management has reviewed the results of its business segments excluding these impacts.

The following table presents revenue and operating income by segment for the three months ended March 31:

In millions	2023	2022
Revenue by segment
Self-Service Banking	$606	$599
Payments & Network	300	279
T&T	50	58

Total segment revenue	956	936
Other(1)	30	30
Other adjustments(2)	—	3

Combined revenue	$986	$969

Adjusted EBITDA by segment
Self-Service Banking	$139	$111
Payments & Network	75	86
T&T	10	11

Total Segment adjusted EBITDA	$224	$208
Segment adjusted EBITDA	$224	$208
Less unallocated amounts
Corporate and other income and expenses not allocated to segments	78	53
Related party interest expense, net	4	11
Income tax expense	25	9
Depreciation and amortization expense	35	36
Acquisition-related amortization of intangibles	25	26
Stock-based compensation expense	14	18
Separation costs	7	—
Acquisition-related costs	—	5
Transformation and restructuring	—	14
Russia operations	—	19

Net income attributable to NCR ATMCo	$36	$17

(1)	Other revenue represents certain other immaterial business operations that do not represent a reportable segment
(2)

Other adjustments reflect the revenue attributable to the Company’s operations in Russia that were excluded from management’s measure of revenue due to our decision to suspend sales to Russia and the anticipated orderly wind down of our operations in Russia.

The following table presents recurring revenue and all other products and services that is recognized at a point in time for NCR ATMCo for the three months ended March 31:

In millions	2023	2022
Recurring revenue (1)	$710	$655
All other products and services	276	314

Total revenue	$986	$969

(1)

Recurring revenue includes all revenue streams from contracts where there is a predictable revenue pattern that will occur at regular intervals with a relatively high degree of certainty. This includes hardware and software maintenance revenue, processing revenue, interchange and network revenue, Bitcoin-related revenue, and certain professional services arrangements, as well as term-based software license arrangements that include customer termination rights.

Revenue is attributed to the geographic area to which the product is delivered or in which the service is provided. The following table presents revenue by geographic area for NCR ATMCo for the three months ended March 31:

In millions	2023	2022
Revenue by Geographic Area
United States	$466	$427
Americas (excluding United States)	119	111
United Kingdom (“UK”)	64	88
Europe, Middle East and Africa (excluding UK)	218	219
Asia Pacific	119	124

Total revenue	$986	$969

5. INCOME TAXES

Income tax provisions for interim (quarterly) periods are based on an estimated annual effective income tax rate calculated separately from the effect of significant, infrequent or unusual items. Income tax expense was $25 million for the three months ended March 31, 2023 compared to income tax expense of $9 million for the three months ended March 31, 2022. The change was primarily driven by higher income before taxes in the three months ended March 31, 2023, compared to the prior year. The Company did not recognize any material discrete tax expenses or benefits in either period.

The Company engages in continuous discussions and negotiations with taxing authorities regarding tax matters, and the Company has determined that over the next 12 months it expects to resolve certain tax matters related to U.S. and foreign jurisdictions. As a result, as of March 31, 2023, we estimate that it is reasonably possible that gross unrecognized tax benefits may decrease by $1 million to $2 million in the next 12 months.

6. STOCK COMPENSATION PLANS

Total stock-based compensation expense for employees who exclusively support NCR ATMCo operations was $5 million and $8 million for the three months ended March 31, 2023 and 2022, respectively. Total stock-based compensation expense allocated to NCR ATMCo for corporate and shared employees was $9 million and $10 million for the three months ended March 31, 2023 and 2022, respectively. Stock-based compensation expense is recognized within Operating expenses in our Condensed Combined Statements of Operations, depending on the nature of the employee’s role in our operations.

The Company recorded stock-based compensation expense specific to employees who exclusively support NCR ATMCo operations for the three months ended March 31 as follows:

In millions	2023	2022
Restricted stock units	$5	$8
Stock options	—	—

Stock-based compensation expense	5	8
Tax benefit	(1)	(2)

Total stock-based compensation (net of tax)	$4	$6

Stock-based compensation expense is recognized in the Condensed Combined Financial Statements based upon fair value.

On February 13, 2023, NCR granted market-based restricted stock units vesting on December 31, 2025. The number of awards that vest are subject to the compound annual growth rate (“CAGR”) of NCR’s stock price from January 1, 2023 to December 31, 2025 (the “performance period”), subject to an alternative level of achievement based on NCR’s relative total shareholder return ranking among a comparison group. The fair value of the awards was determined to be $35.04 per share based on using a Monte-Carlo simulation model and will be recognized over the requisite service period.

Approximately 50% of these market-based restricted stock units granted include an accelerated vesting provision if a Qualified Transaction, including a spin-off, as defined in the award agreement, takes place during the performance period (with a minimum vesting period of one year from the grant date). Upon the occurrence of a Qualified Transaction, the number of shares that vest are then based on NCR’s 20-day volume-weighted average closing stock price immediately preceding the transaction date. If a qualifying transaction is deemed probable, the award will be recognized over the adjusted requisite service period at a fair value determined using a Monte-Carlo simulation model ranging from $35.09 to $41.77 per unit, dependent upon the estimated timing of the transaction. Transactions of this nature are subject to many variables that are highly uncertain, including the receipt of regulatory approvals and market conditions.

The table below details the significant assumptions used by NCR management in determining the fair value of the market-based restricted stock units granted on February 13, 2023:

Dividend yield	—%
Risk-free interest rate	4.15%
Expected volatility	55.90%

Expected volatility for these restricted stock units is calculated as the historical volatility of NCR’s stock over a period of approximately three years, as NCR management believes this is the best representation of prospective trends. The risk-free interest rate was determined based on a three year U.S. Treasury yield curve in effect at the time of the grant.

As of March 31, 2023, there was $50 million of unrecognized compensation cost related to unvested restricted stock unit grants specific to employees who exclusively support NCR ATMCo operations. The unrecognized compensation cost is expected to be recognized over a remaining weighted-average period of 1.2 years.

7. EMPLOYEE BENEFIT PLANS

Single Employer Plans

Components of net periodic benefit cost (income) of the single employer pension plans sponsored by NCR ATMCo for the three months ended March 31 were as follows:

In millions	2023	2022
Net service cost	$—	$—
Interest cost	5	3
Expected return on plan assets	(8)	(7)
Amortization of prior service cost	—	—

Net periodic benefit cost (income)	$(3)	$(4)

Employer Contributions For the three months ended March 31, 2023, NCR ATMCo contributed $1 million to its international pension plans. NCR ATMCo anticipates contributing an additional $3 million to its international pension plans for a total of $4 million in 2023.

Multiemployer Plans

Pension Plans NCR is the plan sponsor for certain defined benefit pension plans (including the U.S. pension plan) and other postretirement plans covering NCR ATMCo employees. The participation of NCR ATMCo employees in these plans is reflected as though the Company participated in a multiemployer plan. As such, these Condensed Combined Financial Statements reflect an allocation of pension and postretirement plan expense from the Parent as recorded in Operating expenses in our Condensed Combined Statements of Operations.

The service costs related to pension plans and other postretirement plans allocated to the Company for the three months ended March 31, 2023 and 2022 were immaterial. Further, the funded status of such plans, including assets or liabilities related to the plans, are not included in the Condensed Combined Balance Sheets. The Company uses December 31 as the year-end measurement date for these plans.

Postemployment Plans NCR offers various postemployment benefits to involuntarily terminated and certain inactive employees after employment but before retirement. These benefits are paid in accordance with NCR’s established postemployment benefit practices and policies. Postemployment benefits include mainly severance as well as continuation of healthcare benefits and life insurance coverage while on disability. These postemployment benefits are funded on a pay-as-you-go basis.

NCR ATMCo employees participate in the postemployment plans sponsored by NCR; therefore, such plans are considered multiemployer postemployment plans. Consistent with the treatment of multiemployer pension and postretirement plans, these Condensed Combined Financial Statements reflect an allocation of postemployment plan expense from the Parent as recorded in Operating expenses in our Condensed Combined Statements of Operations. The service costs related to postemployment plans allocated to the Company for the three months ended March 31, 2023 and 2022 were $2 million and $2 million, respectively. Further, the liabilities related to these plans are not included in the Condensed Combined Balance Sheets, unless specifically identifiable to employees who exclusively supported NCR ATMCo operations.

Employer Contributions For the three months ended March 31, 2023, NCR ATMCo contributed $1 million to its postemployment plan. NCR ATMCo anticipates contributing an additional $4 million to its postemployment plan for a total of $5 million in 2023.

8. COMMITMENTS AND CONTINGENCIES

NCR ATMCo provides its customers with certain indemnification rights. In general, NCR ATMCo agrees to indemnify the customer if a third party asserts patent or other infringement on the part of its customers for its use of the Company’s products subject to certain conditions that are generally standard within the Company’s industries. On limited occasions the Company will undertake additional indemnification obligations for business reasons. From time to time, NCR ATMCo also enters into agreements in connection with its acquisition and divestiture activities that include indemnification obligations by the Company. The fair value of these indemnification obligations is not readily determinable due to the conditional nature of the Company’s potential obligations and the specific facts and circumstances involved with each particular agreement. The Company has not recorded a liability in connection with these indemnifications, and no current indemnification instance is material to the Company’s financial position. Historically, payments made by the Company under these types of agreements have not had a material effect on the Company’s combined financial condition, results of operations or cash flows.

Purchase Commitments

The Company has purchase commitments for materials, supplies, services, and property, plant and equipment as part of the normal course of business.

9. DERIVATIVES AND HEDGING INSTRUMENTS

NCR ATMCo is exposed to certain risks arising from both our business operations and economic conditions. We principally manage exposures to a wide variety of business and operational risk through management of core business activities. We manage interest rate risk associated with our vault cash rental obligations through the use of derivative financial instruments. To manage differences in the amount, timing and duration of known or expected cash payments related to our vault cash agreements we entered into interest rate cap agreements or interest rate swap contracts (“Interest Rate Derivatives”).

The Company designates interest rate contracts as cash flow hedges of forecasted transactions when they are determined to be highly effective at inception.

We utilize Interest Rate Derivatives to add stability to interest expense and to manage exposure to interest rate movements as part of our interest rate risk management strategy. Payments and receipts related to interest rate derivative agreements are included in Operating activities in the Condensed Combined Statements of Cash Flows.

In June 2022, the Company executed $2.4 billion aggregate notional amount interest rate swap contracts effective June 1, 2022 and terminating on April 1, 2025. These interest rate swap contracts have fixed rates ranging from 2.790% to 3.251% and have been designated as cash flow hedges of the floating rate interest associated with the Company’s U.S. Dollar and U.K. Pound Sterling vault cash agreements.

At March 31, 2023, each of our outstanding Interest Rate Derivative agreements were determined to be highly effective. Amounts reported in AOCL related to these derivatives will be reclassified to Cost of services as payments are made on the Company’s vault cash rental obligations. Unrealized gains on interest rate swap and cap agreements that were terminated in the prior year are reported in AOCL will be reclassified to Cost of services ratably over terms corresponding to the original agreements. As of March 31, 2023 and December 31, 2022, the balance in AOCL related to Interest Rate Derivatives was $68 million and $88 million, respectively.

The following tables provide information on the location and amounts of derivative fair values in the Condensed Combined Balance Sheets:

	March 31, 2023			December 31, 2022
In millions	Balance Sheet Location	Notional Amount	Fair Value	Balance Sheet Location	Notional Amount	Fair Value
Interest rate swap contracts	Other current assets		$33	Other current assets		$36
Interest rate swap contracts	Other assets		11	Other assets		27

Total derivatives		$2,431	$44		$2,423	$63

As of March 31, 2023, the Company expects to reclassify $27 million of net derivative-related gains contained in AOCL into earnings during the next twelve months.

Gains and losses reclassified from AOCL into the Condensed Combined Statements of Operations are recorded within Cost of services. The effects of derivative instruments on the Condensed Combined Statements of Operations for the three months ended March 31 were as follows:

In millions	2023	2022
Amount of (Loss) Gain Recognized in Other Comprehensive Income (Loss) on Derivative Contracts (Effective Portion)	$(11)	$32
Amount of (Gain) Loss Reclassified from AOCL into the Condensed Combined Statements of Operations (Effective Portion)	$(15)	$1

Refer to Note 10, “Fair Value of Assets and Liabilities,” for further information on derivative assets and liabilities recorded at fair value on a recurring basis.

Concentration of Credit Risk

NCR ATMCo is potentially subject to concentrations of credit risk on accounts receivable and financial instruments such as hedging instruments and cash and cash equivalents. Credit risk includes the risk of nonperformance by counterparties. The maximum potential loss may exceed the amount recognized on the Condensed Combined Balance Sheets. Exposure to credit risk is managed through credit approvals, credit limits, selecting major international financial institutions as counterparties to hedging transactions and monitoring procedures. NCR ATMCo’s business often involves large transactions with customers, and if one or more of those customers were to default on its obligations under applicable contractual arrangements, the Company could be exposed to potentially significant losses. However, management believes that the reserves for potential losses are adequate. As of March 31, 2023 and December 31, 2022, NCR ATMCo did not have any major concentration of credit risk related to financial instruments.

10. FAIR VALUE OF ASSETS AND LIABILITIES

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Assets and liabilities recorded at fair value on a recurring basis as of March 31, 2023 and December 31, 2022 are set forth as follows:

	March 31, 2023
In millions	Total	Level 1	Level 2	Level 3
Assets:
Interest rate agreements (1)	$44	$—	$44	$—

Total	$44	$—	$44	$—

(1)	Included in Other current assets and Other assets in the Condensed Combined Balance Sheets.

	December 31, 2022
In millions	Total	Level 1	Level 2	Level 3
Assets:
Interest rate agreements (1)	$63	$—	$63	$—

Total	$63	$—	$63	$—

(1)	Included in Other current assets and Other assets in the Condensed Combined Balance Sheets.

Interest Rate Swap and Cap Agreements In order to add stability to operating costs and to manage exposure to interest rate movements, the Company utilizes interest rate swap contracts and cap agreements as part of its interest rate risk management strategy. The interest rate cap agreements are valued using the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates rise above the strike rate of the caps. The variable interest rates used in the calculation of projected receipts on the cap are based on an expectation of future interest rates derived from observable market interest rate curves and volatilities. The interest rate swap contracts are valued using an income model based on disparity between variable and fixed interest rates, the scheduled balance of underlying principal outstanding, yield curves, and other information readily available in the market. As such, the interest rate swap contracts and interest rate cap agreements are classified in Level 2 of the fair value hierarchy.

11. ACCUMULATED OTHER COMPREHENSIVE LOSS

Changes in AOCL by Component

In millions	Currency Translation Adjustments	Changes in Employee Benefit Plans	Changes in Fair Value of effective Cash Flow Hedges	Total
Balance as of December 31, 2022	$(133)	$(18)	$88	$(63)

Other comprehensive income (loss) income before reclassifications	28	—	(8)	20
Amounts reclassified from AOCL	—	—	(12)	(12)

Net current period other comprehensive income (loss)	28	—	(20)	8

Balance as of March 31, 2023	(105)	(18)	68	(55)

In millions	Currency Translation Adjustments	Changes in Employee Benefit Plans	Changes in Fair Value of effective Cash Flow Hedges	Total
Balance as of December 31, 2021	$(84)	$(18)	$4	$(98)

Other comprehensive income (loss) income before reclassifications	(20)	—	25	5
Amounts reclassified from AOCL	—	—	1	1

Net current period other comprehensive income (loss)	(20)	—	26	6

Balance as of March 31, 2022	(104)	(18)	30	(92)

Reclassifications Out of AOCL

	For the three months ended March 31, 2023
In millions	Amortization of Prior Service Benefit	Effective Cash Flow Hedges	Total
Affected line in Condensed Combined Statement of Operations:
Cost of services	$—	$(15)	$(15)

Total before tax	$—	$(15)	$(15)

Tax expense			3

Total reclassifications, net of tax			$(12)

	For the three months ended March 31, 2022
In millions	Amortization of Prior Service Benefit	Effective Cash Flow Hedges	Total
Affected line in Condensed Combined Statement of Operations:
Cost of services	$—	$1	$1

Total before tax	$—	$1	$1

Tax expense			—

Total reclassifications, net of tax			$1

12. RELATED PARTIES

Cash management and financing

The Company participates in NCR’s centralized treasury and cash management programs. In certain jurisdictions, disbursements are made through centralized accounts payable systems which are operated by the Parent. Similarly, cash receipts in these jurisdictions are mostly transferred to centralized accounts, which are also maintained by the Parent. As cash is received and disbursed by the Parent, it is accounted for by the Company through Net parent investment. Cash and cash equivalents and restricted cash in the Condensed Combined Balance Sheets represent cash and cash equivalents and restricted cash held by legal entities of the Company that are specifically attributable to the Company.

Allocation of centralized costs

The Condensed Combined Statements of Operations include expenses for certain centralized functions and other programs provided and/or administered by the Parent that are charged directly to the Company. In addition, for purposes of preparing these Condensed Combined Financial Statements, a portion of the Parent’s total corporate general and administrative expenses have been allocated to the Company. See Note 1, “Basis of Presentation and Significant Accounting Policies” for further information.

Parent company allocations reflected in the Condensed Combined Statements of Operations for the three months ended March 31 are as follows:

In millions	2023	2022
Allocated costs
Cost of products	$7	$5
Cost of Services	22	16
Selling, general and administrative	44	50
Research and development expense	6	2

Total allocated costs	$79	$73

Trade receivables securitization

NCR participates in a trade receivables securitization program arranged by PNC Bank, National Association and various lenders. Under the securitization program, trade receivables are continuously sold as they are originated to NCR wholly-owned bankruptcy-remote special purpose entities in the U.S. and Canada (collectively, the “SPEs”). NCR accounts for transfers under these securitization arrangements as sales because full title and ownership in the underlying receivables and control of the receivables is considered transferred and its assets are not available to creditors. NCR wholly owns and therefore consolidates the SPEs in its consolidated financial statements. As the SPEs are not NCR ATMCo entities, the activities of the SPEs are not presented in our Condensed Combined Financial Statements.

NCR ATMCo receivables included within NCR’s trade receivables securitization program were $41 million and $36 million as of March 31, 2023 and December 31, 2022, respectively, and are recorded within Related party receivable, current in the Condensed Combined Balance Sheets.

Additionally, transfers of NCR ATMCo receivables to the SPEs, which have been derecognized and removed from our Condensed Combined Balance Sheets at the date of transfer, were $163 million and $199 million at March 31, 2023 and December 31, 2022, respectively.

Related-party notes

Related party notes consisted of the following:

In millions	March 31, 2023	December 31, 2022
Related party notes receivable, current(1)	$6	$8
Related party notes receivable, non-current(2)	342	336

Related party notes receivable	$348	$344

Short-term borrowings from related party(3)	$83	$108
Long-term borrowings from related party	717	717

Borrowings from related party	$800	$825

(1)	Included in Related party receivables, current in the Condensed Combined Balance Sheets
(2)	Included in Related party receivables, non-current in the Condensed Combined Balance Sheets
(3)	Includes $83 million and $108 million of borrowings with an interest rate of 0% as of March 31, 2023 and December 31, 2022, respectively.

Related party notes receivable

The Company has notes receivable from related parties that will be settled in cash. The weighted-average interest rate for these notes was approximately 3.2% and 3.1% as of March 31, 2023 and December 31, 2022, respectively. As of March 31, 2023 and December 31, 2022, the Company had interest receivable on these notes of $2 million and $3 million, respectively, recorded in Related party receivable, current in the Condensed Combined Balance Sheets.

The Company recognized $3 million and $1 million of interest income, for the three months ended March 31, 2023 and 2022, respectively, related to these notes, which is included in Related party interest expense, net in the Condensed Combined Statements of Operations.

Related party borrowings

The Company has borrowings due to related parties that will be settled in cash. The weighted-average interest rate for these borrowings was approximately 3.7% and 3.6% as of March 31, 2023 and December 31, 2022, respectively. As of March 31, 2023 and December 31, 2022, the Company had interest payable of $5 million and $13 million, respectively, recorded in Related party payable, current in the Condensed Combined Balance Sheets.

The Company recognized $7 million and $12 million of interest expense related to these borrowings, which is included in Related party interest expense, net in the Condensed Combined Statements of Operations.

Net transfers from (to) Parent

The net effect of transactions between the Company and NCR are included within Net transfers from (to) Parent in the Condensed Combined Statements of Cash Flows and within Net transfers from (to) Parent in the Condensed Combined Statements of Changes in Equity. The components of Net transfers from (to) Parent are as follows for the three months ended March 31:

In millions	2023	2022
Transfers from (to) Parent
General financing activities	$(145)	$(34)
Allocation of centralized costs	79	73
Acquisition of businesses	—	67

Net transfers from (to) Parent—Condensed Combined Statements of Cash Flows	$(66)	$106
Stock-based compensation expense	14	18

Net transfers from (to) Parent—Condensed Combined Statements of Change in Equity	$(52)	$124

13. SUPPLEMENTAL FINANCIAL INFORMATION

The components of Other (expense) income, net are summarized as follows for the three months ended March 31:

In millions	2023	2022
Other (expense) income, net
Foreign currency fluctuations and foreign exchange contracts	$(3)	$2
Employee benefit plans	3	4
Other, net	—	(4)

Total other (expense) income, net	$—	$2

The components of Accounts receivable are summarized as follows:

In millions	March 31, 2023	December 31, 2022
Accounts receivable
Trade	$442	$445
Other	27	26

Accounts receivable, gross	469	471
Less: allowance for credit losses	(16)	(16)

Total accounts receivable, net	$453	$455

The components of Inventories are summarized as follows:

In millions	March 31, 2023	December 31, 2022
Inventories
Work in process and raw materials	$63	$59
Finished goods	95	87
Service parts	277	273

Total inventories	$435	$419